ANNUAL REPORT

For the year ending
31 December 2022

SIRIUS
POINT



"THE CHALLENGES OF
THE PAST YEAR WERE
MET WITH RESILIENCE
AND CONTINUED
DEDICATION"

Sharon Ludlow
Interim Chair of the SiriusPoint Board of Directors

TABLE OF CONTENTS

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995; please refer to the Cautionary Note Regarding Forward-Looking Statements beginning on page 1 of our Form 10-K for information regarding the risks and uncertainties that could cause our actual results to differ materially.



CHAIR LETTER

Dear Fellow Shareholders,

I was honored to be appointed Interim Chair of the Board in 2022, and on behalf of the Board, we were very pleased to appoint Scott Egan as Chief Executive Officer to lead SiriusPoint. Scott has brought valuable industry and leadership experience to SiriusPoint, a history of improving performance by recognizing and enhancing value within businesses, and a proven track record of delivering strong financial returns and growth. He brings to SiriusPoint a renewed energy and focus, and an enhanced sense of shared purpose to the executive leadership team and the Board.

For SiriusPoint, 2022 was a challenging year in which difficult decisions were made for the long-term benefit of the Company. The decision to restructure our underwriting platform to support the future shape of our business was not taken lightly. It was the clear next step in a transformation designed to establish SiriusPoint's future path, increase profitability, lower volatility, and strengthen our portfolio, with the aim of delivering greater value to our customers and shareholders.

As part of our full year results, Scott outlined a clear strategy for the onward advancement of SiriusPoint, accompanied by a detailed plan for execution and delivery. He has taken immediate action to improve SiriusPoint's core functions and operations, and appointed new leaders to enhance and strengthen SiriusPoint's executive leadership team. With full Board support, the SiriusPoint management team has, in the last seven months:

- Re-established underwriting as SiriusPoint's core business, reemphasizing that we are an 'underwriting first' company;

- Realigned the structure of the Company to improve accountability and support underwriting profitability, underscoring a 'One SiriusPoint' approach;

- Aligned SiriusPoint's compensation approach with the Company's financial performance and shareholders' interests;

- Revitalized SiriusPoint's employee culture to drive performance with the roll out of renewed Company values and commitments;

- Committed to removing expense from the business with immediate results and a long-term plan to prudently, not frugally, reduce cost and deploy capital; and

- Continued work to reduce the volatility of our investment and reinsurance portfolios, both of which have progressed significantly since 2021.

The challenges of the past year were met with resilience and continued dedication to the success of our business by SiriusPoint employees. The Board thanks the entire team for their hard work and their enthusiastic commitment to executing on our strategy.

Finally, we thank SiriusPoint's partners and clients for their ongoing belief that SiriusPoint is a partner of choice and for trusting us with their business, and our shareholders for entrusting your capital to us and allowing us to pursue value creation over the long term.

As we move forward, the Board's confidence in Scott and his management team and the renewed enthusiasm and recognition of the value we have within the business make this an exciting time for SiriusPoint. We continue to focus on good governance and oversight of the execution of the Company's strategy. We intend to continue to deliver results over the coming year and into the future to earn, build and retain the trust and confidence of our shareholders. Please be assured that creating and delivering value to you remains our top priority.

Sincerely,

Sharon Ludlow
Interim Chair of the SiriusPoint Board of Directors

"WE CONTINUE TO FOCUS
ON GOOD GOVERNANCE
AND OVERSIGHT OF
THE EXECUTION OF THE
COMPANY'S STRATEGY"

Sharon Ludlow
Interim Chair of the SiriusPoint Board of Directors



CEO LETTER

Dear Fellow Shareholders,

I was honored to be appointed Chief Executive Officer of SiriusPoint in September 2022. I was, and remain, excited about the potential I see for the business. SiriusPoint has a depth of capability from its excellent people and resources, strong client and broker relationships, a healthy balance sheet and a diversified business model that should deliver higher returns for our shareholders. I intend to leverage these strengths to achieve best-in-class performance, but I recognize that this will take time and lots of hard work.

First and foremost, I would like to extend my gratitude to you, our shareholders, for your continued and valuable support through a difficult period for our Company. SiriusPoint has not delivered acceptable levels of performance and has fallen below your expectations as our shareholders. I want to assure you that my team and I are entirely focused on repositioning the business and then more importantly executing well against our plans with the aim of ultimately delivering you a stronger, more sustainably profitable business. I joined the Company with a background of revitalizing organizations through performance and culture, and whilst I know there is significant work to be done, I came here as CEO because I passionately believe in our people and the value that this business brings to our customers. This needs to translate to shareholder returns. The positive news is that the journey is underway, and whilst 2023 should be seen as a transitionary year, we are already seeing a strong execution focus on our actions as well as clarifying our future focus and direction. Momentum is building and we are starting to see the early signs of that in our share price over the past six months. However, I am very clear that we need to deliver solid and consistent results as we go throughout the year to restore confidence in the organization both internally and externally. I am encouraged by the start we have made to the journey to best-in-class.

Strategic actions

We have been working at pace and already taken significant action to establish a firm foundation for future success:

- The transformation of our international platform undertaken in the fourth quarter of 2022 was designed to align our underwriting platform with our underwriting and risk management appetite. We have significantly reduced our overall property catastrophe exposure as a result of our actions, with property now accounting for approximately 18% of the group gross premiums versus 31% last year. Our probable maximum losses (PMLs) based on a 1-in-100-year event, on a per occurrence basis, have reduced substantially by around 50% in the last 18 months and we expect further refinements during this year.

- In addition to lowering volatility and redeploying capital to areas more aligned with our underwriting approach, in March 2023, we announced a ground-up Loss Portfolio Transfer on approximately $1.3 billion of reserves, for business underwritten by SiriusPoint's international reinsurance business and Syndicate 1945. The transaction is transformative for SiriusPoint, drawing a line under business that we have discontinued and further strengthening our balance sheet by approximately $100 million. We are targeting the end of the second quarter in 2023 for completion of the transaction, which remains subject to regulatory approval.

- We have significantly repositioned our investment portfolio to higher quality, lower volatility assets, reducing the capital allocated to investments and locking in attractive yields to carry into 2023 and beyond.

- SiriusPoint's Lloyd's platform has been re-established as a strategically important part of our business. Sirius International Managing Agency and Syndicate 1945 are core to our underwriting strategy, and I see the opportunities available to us in the London market, where our specialty lines are an excellent fit, as accretive to our value proposition and our contribution to the industry.

Addressing volatility

We are beginning to see the positive impact of the work carried out to address the volatility and underperformance in our underwriting portfolio, with results becoming apparent. Hurricane Ian was a major industry event, one of the largest ever insured, and our loss of $81 million as a percentage of shareholder equity compares well against our peers. Our catastrophe losses were significantly lower in 2022 than in 2021, despite 2022 being a heavy year for insured catastrophe losses. Our business was profitable in 2022 with the exception of Property Catastrophe, which we have taken meaningful steps to address. With the transformation of our International platform, our balancing associated with the Property portfolio is complete. As we continue to refine our underwriting portfolio based on market conditions and strategic priorities, we have ambitions to grow our specialty and Accident & Health businesses in addition to building our capabilities and presence in the Lloyd's market and developing our North America Specialty Program business, all of which will be supported by our revised organizational structure.

We also addressed the volatility in our investment portfolio, de-risking significantly and repositioning with the aim of optimizing our returns rather than maximizing them. Today our portfolio is primarily fixed income-focused, short duration and high quality. Third Point Enhanced Fund, which was mainly a hedge fund focused strategy, accounted for around 18% of our overall portfolio at the end of Q2 2021 and changes in fair value created volatility in our P&L. We have substantially reduced the position, which at the end of 2022 was down to around $100 million or 2% of the total investment portfolio, thereby lowering its capital intensity.

Strategy and focus

With these strategic actions comes a renewed sense of purpose and clarity for the Company. SiriusPoint has three uncorrelated sources of earnings which differentiates us from a traditional Property and Casualty insurer. Underwriting income, capital-light fee income from our five consolidated MGA partnerships, and investment income act as value drivers. Together, with a significantly reduced underwriting and investment volatility profile compared to previous years, these have the potential to deliver higher, more stable earnings and produce three streams of attractive returns.

We are focusing on managing and developing each area thoughtfully and with discipline, addressing and remediating specific issues, while applying our ambition to lift overall performance to those areas of the Company which have consistently delivered. These include our Accident & Health business which has had stable growth and consistent profits over the last decade, and our five consolidated MGAs, which we believe are undervalued and where fee income has been growing at a steady pace.

A performance driven culture

The renewed determination to do better that accompanies a purposeful and clear strategy is apparent around the business, and I would like to thank SiriusPoint's employees for their loyalty, ongoing commitment, and openness to managing change. I have been continually impressed by the talented, knowledgeable, and resourceful team we have working across our global platform. Our focus on the execution of our strategy and working together to build a culture based on integrity, collaboration, and performance will be the foundation of our success.

In the last three months of 2022, we made a series of new appointments to further strengthen our executive leadership team, with the intention of building the skills and area of expertise required to drive the SiriusPoint culture and strategy.

Karen Caddick joined as Chief Human Resources Officer responsible for aligning SiriusPoint's talent strategy with our long-term strategic, operational, and financial objectives. This includes aligning our compensation programs with performance and industry best practices.

Steve Yendall joined as Chief Financial Officer, Rob Gibbs joined as President and CEO, SiriusPoint International and Dhruv Gahlaut joined as Head of Investor Relations and Chief Strategy Officer. In addition, David Govrin was promoted to the expanded role of Global President and Chief Underwriting Officer.

I have complete confidence in our executive leadership team and the wider Company to contribute to building a sustainable and profitable business through the execution of our strategy and a high performance culture—now, and well into our future.

The future

Our work has just begun, but I am enormously optimistic. We have made a good start and my colleagues and I are focused and motivated to continue this momentum.

Whilst progress will not necessarily be a straight line, we are building both capital and cultural resilience to cope with any bumps in the road. We are determined to demonstrate tangible improvement as we travel through the year.

I would like to end by expressing my gratitude once again to our shareholders for your ongoing support. We do not take it for granted. I am also deeply appreciative of the loyalty of our valued clients and partners, who are the reason we exist. We will continue to serve you with the expertise and responsive, collaborative and solutions driven mindset you have come to expect from us.

Finally, I would like to extend a special thanks to all my colleagues at SiriusPoint, for welcoming me to the Company but more importantly for their unwavering dedication, integrity and resilience. It is greatly appreciated, and I hope that the financial performance of the company over time matches this level of effort and support.

I look forward to charting our progress over the next 12 months on our journey to best-in-class.

Yours sincerely,

Scott Egan
Chief Executive Officer



FINANCIAL HIGHLIGHTS

Three Priorities to Become a Higher Performing Underwriter

1 **Simplification**	• Fully integrated "One SiriusPoint" • Committed to building a culture driven by strong underwriting • Optimizing operating model and efficiencies – aiming to reduce costs by >$50m by 2024
2 **Reducing volatility**	• Reduction in Property Cat exposures • Focus on A&H, Specialty and MGAs • Reinsurance protection purchased for 2023 at similar costs but with lower attachment points to further protect the balance sheet • Investment mix has moved towards high quality fixed income focus, away from hedge fund investments
3 **Focus on profitability, targeting double-digit RoE[1] by 2024**	• 2023 viewed as a transitionary year; with that said, meaningful further improvement expected • Significant potential improvement in profitability given stable MGA fee earnings, locked-in investment yields, cost savings and already undertaken underwriting actions • Expecting to achieve full run-rate benefits of strategic actions in 2024

Notes: [1] Return on average common shareholders' equity attributable to SiriusPoint common shareholders.

SiriusPoint Today

GPW by Segment[1]

$ numbers in USD millions

% Change
$3,406
+21%
$2,819
$2,248
$1,031
$1,884
+83%
$898
$1,350
$1,788
$1,521
-15%
2021
2021
Management
Basis[2]
2022
Reinsurance
Insurance & Services

Growing Premiums in the Right Areas[1]

YoY Growth
83%
(15%)
(29%)
>25%
42%
66%
Reinsurance
Insurance & Services
Property
Cons. MGAs
Specialty
A&H

2022 GPW by Specialism[1,6]

Property
18%
Casualty
37%
GPW: $3.4bn
20%
Specialty
25%
A&H

Notes: [1] Reflects Core business. [2] Management basis gross premiums written is the sum of 2021 gross written premiums plus gross premiums written recognized by Sirius Group for the 2021 pre-merger period from January 1, 2021, to the Acquisition date of February 26, 2021. [3] This table offers an aggregated view of our product lines, taking into account certain management adjustments. For information with respect to our reportable segments, we refer you to our Form 10-K.

Diversified Business Model with 3 Sources of Uncorrelated Earnings

$ numbers in USD millions

Underwriting[1]



2022 GPW	$3,406
2022 COR	101.6%
2022 UW Income	($35)

✓ 2022 COR improved by ~8 pts

✓ Further improvement expected during 2023

✓ More stable underwriting results with significant reductions to Cat

Strategic Investments[2]

Consolidated	Others
Arcadian	Investments with underwriting capacity: 21
IMG	Other Investments: 10
Armada	2022 SP Premium[4]: $571
Banyan	
Alta Signa	

Total consolidated[3]	5
2022 SP Premium[4]	$662
2022 Net Services Fee Income	$36
Book Value as of 12/31/22	$85

25%+ YoY Growth

✓ Fee income from MGAs provides a diversified, capital-light source of earnings

✓ Disclosure enhancements during 2023

Investments

2022 Net Investment Income: $113	
2022 Total Investment Result[5]**: ($323)**	

✓ With repositioned investment portfolio, we expect net investment income to be in the $220m to $240m range during 2023

✓ Fixed income portfolio reclassification to reduce volatility

✓ 63% of our fixed income investments[6] classified as available for sale ("AFS") (vs. none as of YE 2021)

Notes: [1] Reflects Core business. [2] Investments also include holdings in Venture Capital (VC) funds. Holdings as of December 31, 2022. [3] Joyn was consolidated during Q1'22-Q3'22 and was de-consolidated during Q4'22. [4] SP premium refers to SiriusPoint GPW. [5] Total investment result calculated as the sum of Net realized and unrealized investment gains (losses), Net realized and unrealized investment gains from related party investment funds and Net investment income. [6] Fixed income investments excludes short-term investments.

SIRIUSPOINT PURPOSE, VISION, VALUES AND CULTURE

At SiriusPoint, culture matters. We are building a strong, unified culture that will form the foundation of a high-performance business with a clear drive for delivery of superior returns. Our Company culture is central to our success and the delivery of our strategy. Our culture is aligned to the delivery of our Company purpose, vision, and values. Building a strong culture that aligns with these commitments will set the business up for enduring long-term success.

These are aspirations that we pursue with commitment and intensity. Our Company purpose, vision and values define and differentiate us. They provide clarity of direction and intent, ensuring that we guide our decisions purposefully in line with these commitments.

The strength of our values and the consistency of our culture will drive our performance and support the execution of our strategy. It will ensure that SiriusPoint remains competitive in the market. Attracting and retaining exceptional talent is key to our success and building an organizational culture that underpins our global brand. We are proud of our global employees and delighted to promote internally wherever possible, developing a strong pipeline of talent, investing in our people and rewarding hard work and capability.

We align pay to performance. The execution of our strategy and delivery of results is fundamental to SiriusPoint's approach. We have a stakeholder mindset and are entirely focused and committed to delivering results for our investors, customers, and partners. We provide our employees with a supportive and invigorating environment in which their contribution to our Company's success and results is recognized and rewarded.



"Our priority is to establish a culture of performance and accountability, as well as embedding values which are at the heart of our business, and which guide every day actions and decision making. We unite our global team behind common goals, understanding the positive impact we can all make at SiriusPoint.

We aim to retain and attract great people, knowing they can achieve a rewarding and enriching career at SiriusPoint. By empowering, motivating and rewarding our team, while aligning our compensation approach with shareholders' interests, we know we can achieve our aspirations of creating a best-in-class business and being known as an employer of choice."

Karen Caddick
Chief Human Resources Officer




OUR PURPOSE

SiriusPoint: Providing security and resilience in an uncertain world.

OUR VISION

To be recognized as a best-in-class insurer and reinsurer, utilizing deep risk capabilities to protect our customers.

Blending our talent, expertize and data to provide intelligent risk solutions.



OUR VALUES

Integrity – Integrity, respect and trust are our core principles.

Customer Focused – Our customers are the reason we exist.

Solution Driven – Creating solutions is our mindset.

Diversity – Diversity, inclusion and allyship make us stronger.

Collaboration – Collaboration drives outperformance.




SIRIUSPOINT - AN UNDERWRITING FIRST COMPANY - YEAR OF TRANSFORMATION AND OPPORTUNITY

 **Patrick Charles,** Global Head of Property & Casualty (P&C) Insurance

 **Tom Leonardo,** US Head of Accident & Health

 **Rob Gibbs,** President and CEO SiriusPoint International

 **Stuart Liddell,** Global President of Accident & Health

 **David Govrin,** Global President & Chief Underwriting Officer

SiriusPoint - an underwriting first company

SiriusPoint's revitalized culture prioritizes customer focus and creating solutions that respond to customer needs, and the changing needs of the world. By building on its globally connected, disciplined business, SiriusPoint is creating a profitable franchise with best-in-class underwriting, while serving the ever-changing risk profiles of its customers with a solution driven mindset.

"Underwriting will be at the core of every decision SiriusPoint makes,"
says David Govrin, Global President & Chief Underwriting Officer.

"We have changed and refined our underwriting appetite and are building a successful and sustainable underwriting approach. That must translate to a sustainable and higher-level of profitability while addressing client needs. We are laser-focused on performance. We're prioritizing underwriting improvement over volume and top line growth in the medium term and we have established very clear targets by line of business.

"We will continuously evaluate the mix of business that is going to help us both serve customers and deliver as a top-tier underwriting performer. Balanced with this, we must also have scale for our targeted business classes to cover fixed costs. We are using the two levers of losses and expenses to create a portfolio with the right balance of profit, risk, and growth with the flexibility to adapt to market conditions and opportunities."

David added: "We've rebalanced the portfolio in terms of catastrophe exposure by exiting $300 million of property cat business. Probable maximum losses are down 50% in property cat, so we have halved the volatility."

Reinsurance: agile and focused

"The reinsurance pillar will be smaller in nature compared to insurance, but much more agile so that we can effectively move between primary and reinsurance based on market economics. Our strategy in the traditional reinsurance market is to effectively be a capital allocator around the insurance businesses that we have – filling gaps by providing capacity where it is needed where we can get adequate returns.

"The reinsurance portfolio needs to overlap with insurance and work hand-in-glove. We see reinsurance as a strong market opportunity where we can access more business easily and quickly by providing capital where the insurance portfolio has gaps. SiriusPoint will pursue a smaller number of more meaningful transactions.

"We have a good capital base, and reinsurance underwriting hubs in Bermuda, New York, London and Stockholm, and we will certainly look at opportunities that meet our risk appetite," said David.

Insurance and Partnerships: a simplified platform

Patrick Charles is the Global Head of Property and Casualty (P&C) Insurance. He said, "in addition to insurance and reinsurance, partnerships and distribution are a vital part of SiriusPoint's strategy."

"The goal is to have a simplified platform and a targeted set of partners in SiriusPoint's portfolio to prioritize focus on the underwriting strategy,"
said Patrick Charles.

"SiriusPoint partners with program administrators and managing general agents (MGAs) which have expertise, underwriting nous and great potential," he said. "Our focus is on deep and mutually beneficial relationships where we can develop long-term profitable performance. We want to develop relationships with partners who have underwriting results that stand up on their own and a growth strategy and performance potential that will benefit from the support of the global SiriusPoint platform.

"SiriusPoint's aim is to build a specialty niche underwriting-driven P&C insurance franchise. The Company partners with program administrators and MGAs who are exceptional underwriters and experts in their lines of business.

"Our focus is very much on underwriting but are a happy owner of distribution program administrators and MGAs when it overlaps and complements our underwriting strategy," said Patrick.

David added:

"We have an incredibly strong program business in North America. We work with some outstanding underwriting partners where SiriusPoint can help develop their businesses through expertise and program support. We want to amplify this strategy as we go forward and have disciplined plans to grow this part of the business."

Accident & Health: poised for further growth

A&H is a core product for SiriusPoint and in the Company's forward strategy, is a key area for growth. Stuart Liddell, Global President of Accident & Health, and Tom Leonardo, US Head of Accident & Health, explain how their team has continued to ensure the portfolio is made up of all the right elements in order to be poised for growth.

"In order to manage volatility within A&H, we have made sure that our business is balanced," said Stuart, who pointed out that his team had 10 years in the primary program space with stable growth and consistent profits.

"A&H has a substantial history to build on," said Stuart.

"Profitability has been very consistent since 2002, and none of the underwriting years have resulted in a composite ratio above 100%. Of the 78 consecutive quarters, not one has failed to make a technical profit,"
said Stuart.

"We underwrite a variety of different product lines, including disability, life, infectious disease, catastrophe, and personal accident. None of these lines in themselves present any particular accumulation potential and in general they are insulated from one another. We also have a very broad geographic spread. That is why we achieve double-digit returns—and want to expand on that."

Tom added that the A&H segment will continue first and foremost to build out its insurance operations.

"Growing our partnerships in markets we know well with MGAs that have proven track records is our primary focus.
said Tom.

"Then finding those unique products or distribution channels that help diversify our portfolio and have the chance to be meaningful players in smaller segments is the next step."

"SiriusPoint is ready to take advantage of solid market trading conditions with an invigorated brand and culture," said Patrick. "We are an underwriting-driven organization. Our 'One SiriusPoint' approach leverages opportunities to provide more and better coverage at a time when we see trusted insurance and reinsurance partners being increasingly valued by their customers than at any time in the last 15 years."

"A&H contains two wholly owned MGAs that produce consistent underwriting profitability," said Tom. "International Medical Group (IMG), is a market leader in travel insurance, and Armada Care is a specialist in executive benefits."

"Life reinsurance was launched in 2021," added Stuart. "Despite being a small part of SiriusPoint's overall portfolio, our life reinsurance products continue to gain good traction because of our high-quality, Zurich-based team. Global A&H has more than doubled its gross written premium since 2012, while generating strong composite ratios."

International: transformation & opportunity

"The changes we have made to our international strategy will improve the overall underwriting performance of the Company," said Rob Gibbs, President and CEO SiriusPoint international. "We had to make some tough decisions when it came to reducing international property catastrophe, where the returns were simply not sufficient.

This right-sizing of our operation has been transformational and we are now matching our footprint with our underwriting appetite."
said Rob.

Rob explains that looking forward, there are big plans for growth and transformative change. "London will be the centerpiece of SiriusPoint's growth strategy. It has been a year of transformation for SiriusPoint and the Company's London hub has plans for ambitious growth. SiriusPoint has a long history and a great deal of market experience to draw from in the Lloyd's market, but its current London infrastructure has so far been under-utilized."

Rob believes the Company has an exciting opportunity to grow and thrive in this jurisdiction. "With a Lloyd's of London business, a managing agent and syndicate—as well as SiriusPoint paper in Stockholm—the London market is an exceptionally good fit with the Company's target of being best-in-class in the specialty markets where it is focused.

"It really is transformational growth within a low volatility window," Rob added. "The London market perfectly complements our areas of specialism in areas such as Credit, Accident & Health, Aviation, and Energy. My job is to add scale with managed volatility and balance. We will partner with exceptional MGAs and look at potentially adding new lines of business within the portfolio to provide balance to the portfolio."

Rob sees an opportunity to refresh the purpose and target appetite of Syndicate 1945 to further leverage the Lloyd's of London market, as well as building on a strong foundation of underwriting expertise and technical talent from the Stockholm team.

"SiriusPoint has real depth of capability that we can deploy quickly. We are building an extremely creative, small, and collegiate resource in London with a management team that could move quickly, with everyone rowing in the same direction," he said. "Our international growth plans are exciting."

Looking to 2023: a bright future

"Now we have stability, we need to put the past behind us and look forward," said David. "We have growth opportunities focused on London specialty and A&H, and North America MGA and programs.

"Volatility is down in underwriting. Volatility is down in investments. Market conditions are good. We are disciplined in our underwriting and focused on the costs coming out of the business. The future is bright, but we're not complacent."

MANAGING GENERAL AGENTS AND INSURANCE PROGRAMS

Managing general agents (MGA) and program managers are an important part of the SiriusPoint strategy. Our investments and focused distribution relationships bring considerable value to the Company, with partnerships generating more than 35% of group premiums. We value our capacity partnerships and aim to further develop these relationships to leverage underwriting expertise and distribution channels.

The five MGA partnerships consolidated into our Company accounts contribute to our strategy and profitability as we become a higher-performing underwriter. Alta Signa, Arcadian Risk Capital, ArmadaCare, Banyan Risk, and International Medical Group (IMG) access niche areas of the specialist (re)insurance market, leveraging their underwriting expertise and support from the SiriusPoint platform.

Commenting on our programs business, CEO Scott Egan said, "Our distribution and program business is substantial and there are great opportunities for us to grow that. Many of the programs come to us because they believe we can add value to their business and help them grow, as well as bring deep expertise in their areas of specialism. We are more than a paper and capital provider.

"In addition to our investments, our consolidated partnerships are important and are an attractive part of our organization. We are really focused on the MGAs that we think can help shift the dial and can overlap and complement our underwriting strategy. **We have some amazing stories among our consolidated distribution partners, the growth profile is strong, and the relationships are fantastic."**





Alta Signa
- CEO: Gerard Van Loon – 30 years' experience
- Lines of business: Management Liability, Professional Indemnity, Crime and Cyber Risk
- Presence: Europe
- Gross Written Premium: €20.8m

Gross Written Premium:
- ▮ 2020 – €4m+
- ▮ 2021 – €10m+
- ▮ 2022 – €20m+

Founded in May 2019, Alta Signa is a European boutique MGA underwriting financial and professional lines insurance, with local hubs across the continent. Alta Signa's goal is to be a preferred business partner for regional, national and pan-European insurance brokers servicing commercial and corporate clients locally. In 2022, SiriusPoint entered a strategic partnership with Alta Signa, which fast-tracked the MGA's growth plans. Alta Signa strives to become the European distribution hub for SiriusPoint's global specialty insurance products.

Gerard van Loon, CEO, said:

"Our business model is based on local distribution combined with technology-led underwriting expertise and client servicing. This helps us build a company with a unique value proposition, focused on productivity, sustainable underwriting profits, and quality of services – as well as creating a fun and dynamic environment in which to work.

"Our expert approach to portfolio management, our pricing discipline, our individual risk selection criteria and our broker engagement protocols are the key drivers of profitability in this competitive market space.

"Following SiriusPoint's investment in 2022, we doubled our premium volume. We received our first profit commission, validating our underwriting approach. We have proven that our underwriting approach is resilient, sustainable, and scalable. The next step is to further broaden our geographic footprint and widen our product offering.

"We are looking to expand into areas with a growing client demand. Cyber, Political Risks and new insurance solutions for the stricter European ESG regulations are high on our agenda. We also hold the view that Warranty and Indemnity insurance has still a bright long-term future despite the recent influx of new insurance capacity and the adverse current economic environment. We also like lines of business and client segments with an insurance capacity dislocation between supply and demand. PI/Cyber insurance solutions for the smaller European technology companies would be a good example."



Arcadian Risk Capital

- CEO: John Boylan – 35 years' experience
- Lines of business: General Liability, Professional Liability and Property Insurance
- Presence: Bermuda, Ireland, United Kingdom
- Gross Written Premium: $285m

Gross Written Premium:

| 2021 – $200m+ |
| 2022 – $250m+ |

Arcadian Risk Capital (Arcadian) has spent just over two years building a profitable core underwriting business of General Liability, Professional Liability and Property insurance, which in 2021 generated Gross Written Premiums of $225 million and in 2022, $285 million. Founded and led by John Boylan, an industry executive with a 35-year track record, Arcadian is a managing general agent headquartered in Bermuda, with three operating entities.

Since its launch in late 2020, Arcadian has increased its headcount to 39, hiring highly experienced underwriting teams who have consistently demonstrated an ability to build and manage portfolios of risk at all points in the insurance cycle. The MGA has also built back-office capabilities, and hired to fill critical support functions, including a Chief Risk Officer, Chief Financial Officer, Chief Claims Officer and Compliance Officer.

SiriusPoint is a key partner to the company, providing the majority of Arcadian's underwriting capacity, and is a minority shareholder. SiriusPoint recently announced the extension of their multi-year partnership through to 2026 – a real statement of intent and commitment from both parties.

John Boylan, CEO said:

"Arcadian's meteoric growth has been boosted by our SiriusPoint partnership. Its commitment to our business has been underlined by the recent announcement of the extension of our partnership – which will enable us to maintain top line trajectory and our ambitious global growth plans. Following approval from the Bermuda Monetary Authority (BMA) in October 2020, and from the Central Bank of Ireland (CBI) and the UK's Financial Conduct Authority (FCA) in August 2022, we are now targeting the U.S. for geographic and product expansion.

"Historically, we have consistently outperformed our peers in terms of results. Maintaining the integrity of our bottom line underpins all that we do. We benefit from a highly-experienced team – at least half our underwriters are SVP-level hires, most of whom are regarded as 'market makers'.

"We have also built proprietary underwriting models and an integrated underwriting system which forms the principal architecture for our business. It's this approach, coupled with our technical expertise, that supports our continued growth in key industry sectors such as construction, energy, life sciences, transportation and utilities."



ArmadaCare

- CEO: Ed Walker – 35 years' experience
- Lines of business: Specialty Employee Benefits, Health and Wellness
- Presence: North America

Gross Written Premium:

| 2020 – $100m+ |
| 2021 – $120m+ |
| 2022 – $125m+ |

ArmadaCare operates in the U.S. employer-sponsored supplemental health insurance market. It was founded in 2004 and works with brokers, partners and employers to offer a suite of insurance products that enhance ordinary benefits and help drive retention of a client's mission critical people.

ArmadaCare is a well-regarded program manager and a wholly owned SiriusPoint company that consistently delivers a world-class customer experience. It is known for its executive medical reimbursement insurance plan, Ultimate Health, and has been a core part of SiriusPoint's underwriting strategy since 2017.

Ed Walker, CEO said:

"ArmadaCare is a SiriusPoint-owned program manager, with SiriusPoint America being the primary underwriter of new business in 43 approved jurisdictions throughout the U.S., including in New York.

"We have a dynamic underwriting engine that is continually updated with the most current renewal results. We stay close to our area of expertise in terms of target markets and segments which are high frequency-low severity, and we strive to balance our price to value ratio, with an intense focus on delivering a positive customer experience. This has always been the hallmark of our program.

"The ability to deliver on both these fronts yields positive renewal and retention results. While easy to say, this balance can be challenging in the current macro environment and that's why we seek to continually innovate as we keep up with the pace of change and growing competition.

"In 2022, the lead volume and sales of our core executive product moved towards pre-pandemic demand levels. This was in addition to our net promoter score, which is testament to the positive experience customers have with our brand. Employers and strategic partners continue to choose Armada's products and services to drive product differentiation and meet the health and benefit needs of employee constituent groups.

"Long term, the outlook is positive. Employers continue to recognize that providing unique benefits to targeted groups strengthens their ability to retain and recruit key talent. Additionally, with the continuing rise in healthcare costs, employers still deploy mitigation strategies that include coverage reduction and cost shifting to employees, thus opening up opportunities for solutions to fill all or some of these gaps.

"The small-to-mid-sized market will continue to provide steady growth, as we have experienced historically. And our ability to respond to customized solutions needs in the large market will create additional opportunity."



Banyan Risk

Co-CEOs: Tim Usher-Jones and Peter Horrobin each with 20 years' experience

- Lines of business: Specialty Lines including Directors' and Officers'
- Presence: Bermuda and Canada
- Gross Written Premium: $85m
- D&O limits: up to $10m
- Broke even in first year with a 60% EBITDA margin

Gross Written Premium:



2021 – $30m+

2022 – $45m+

Banyan Risk (Banyan) is a specialty insurance MGA based in Bermuda and set up in 2021. SiriusPoint is a minority shareholder, and has helped fuel the impressive growth of Banyan, which focuses on Directors' and Officers' insurance. The MGA prides itself on its unique ability to understand complex risk, and work with clients to create a bespoke solution. Banyan has been successfully executing a strategy to become a leader in underwriting complex risk in the global specialty markets.

Banyan's evolution plans follow the analogy of the 'Banyan tree' it is named after. A Banyan tree slowly develops accessory trunks from adventitious prop roots, allowing the tree to spread outwards indefinitely, and with a long enough time frame the Banyan tree will be the largest tree in the forest.

Banyan brought much-needed capacity to the D&O sector, on track to write $100 million in premium in the company's first two years. The Canadian branch is already a leader in the local D&O market, writing over $10 million in premium in the first six months of operations. And in Bermuda, Banyan is one of the largest writers of primary accounts. As the company grows to other lines of business and geographies, it will look to replicate this successful model. Banyan has built a global back office and support team that is second to none and gives the company flexibility to execute the plan of integrating other teams and acquisitions over time.

Banyan is a lean team of experienced professionals who are hyper focused on expense efficiency, as well as getting the best product and the best risk adjusted returns for capital. The MGAs ability to utilize SiriusPoint's operations has allowed it to have one of the lowest expense ratios by far in the industry. From the IT side, Banyan is building some of the most sophisticated models in the industry.

Tim Usher-Jones Co-Founder and Co-CEO, said:

"We have built a lean team and are looking to achieve one of the best track records in the business, hinging off our experience, best-in-class technology and artificial intelligence, and innovation. We are small enough to be nimble and creative, which is needed in this industry. We are stewards of SiriusPoint's capital, ensuring that we demonstrate our ability to make better risk-adjusted return decisions on its behalf. The MGA has plans to drop roots in different countries with different product lines. The goal is simple: be loud, be different and be data-driven. And a global partnership with SiriusPoint makes it possible to continue to successfully execute our plan.

"Our ability to utilize SiriusPoint's operations allows us to have one of the lowest expense ratios by far in the industry while having a large array of back office, technology, actuarial and finance support staff and professionals at our disposal. We are a startup in timeline only, and are able to build some of the most sophisticated models in the market and have advanced IT in place."

Peter Horrobin, Co-Founder and Co-CEO said:

"Having long-term commitment and support from SiriusPoint has given us stability and permanence in the market and we are well placed to execute our ambitious growth plans for the coming years, including expanding our geographic footprint and product offering to our clients.

"Banyan Risk is not competing as a small startup MGA because we have the strength of SiriusPoint as our multi-billion-dollar partner behind us. There are very exciting times ahead."



IMG (International Medical Group)
- CEO: Steve Paraboschi, 30+ years' experience
- Lines of business: Travel and Health
- Presence: Located in North America, the United Kingdom – serving 180 countries
- 2022 total gross written premium: $248m

Gross Written Premium:



2020 – $140m+
2021 – $200m+
2022 – $240m+

IMG is an award-winning provider of global insurance benefits and assistance services specializing in the travel insurance, travel medical insurance, international private medical insurance, and enterprise services sectors.

Wholly owned by SiriusPoint since 2017, IMG was founded in 1990 with the purpose of giving its customers the protection they need to travel the world or live abroad with Global Peace of Mind®.

With IMG, customers experience market-leading products, expert-level service, global assistance and provider networks, accessible technology, financial stability, and emergency or crisis support.

Steve Paraboschi, CEO said:

"Our partnership with SiriusPoint is a long-standing one. SiriusPoint provides support for IMG around strategic understanding of different markets, which allows us to access information that may typically not be available to a company of our size. Shared services are an important part of the partnership. Not only is IMG a Managing General Underwriter (MGU) using SiriusPoint's paper to offer industry-leading insurance products, we are also a service provider to SiriusPoint and support them in deals.

"One key differentiator of IMG is our broad broker network, which has been in existence for many years. We have also been distributing insurance products online since the late 1990s, which has led to a very accomplished direct distribution channel. Compared to other MGUs, IMG has higher service levels and better automation, which allows us to deliver elevated service at an appropriate price.

"We remain focused on profitable underwriting and maintaining our historic discipline on overall steady performance. Cost containment related to our product set - which comprises medical management, network arrangements, key education of our customers on how to use the appropriate channel for care, and leveraging domestic insurance programs - is also key for us. Our vision at IMG is to be recognized as the preeminent provider of travel and health safety solutions for people traveling and residing away from home, and we aspire to continue growing our offerings."

SIRIUSPOINT HISTORY AND TIMELINE

SiriusPoint has a proud 85-year heritage in insurance and reinsurance, writing Property, Casualty and Accident & Health business and serving clients and customers around the world.

The SiriusPoint brand was created in 2021 through the merger of Sirius Group and Third Point Re, but our history is significantly longer. We are proud that the diversity of thought and experience in SiriusPoint is a reflection of the numerous global business that have come together over the years to make up our Company.

Established in 1945 in Stockholm, Sweden, Sirius was the largest reinsurance company in Scandinavia and a leading reinsurer in Europe. The company built a reputation for consistency and established loyalty and trust in the market through long-standing relationships with clients and brokers. Sirius International grew into a global business with branch offices in Bermuda, Copenhagen, Hamburg, Liege, London, Singapore and Zurich.

In 2004, Sirius International was acquired by White Mountains, to form White Mountains Re. Before the acquisition, White Mountains had acquired 100% of Folksamerica Reinsurance Company in 1998, a company which itself had been established through the merger of four European mutual companies and grown through the acquisition of nine separate entities.

In 2011 White Mountains Re rebranded under the "Sirius" name as Sirius America Insurance Company.

That same year Lloyd's Syndicate 1945 was established, which was originally managed on the Company's behalf by third-party syndicate managing agency, Asta. In 2014 Sirius International launched its own Lloyd's managing agency, Sirius International Managing Agency, to run Syndicate 1945, reflecting its growing commitment to Lloyd's.

In April 2017, Armada Global was acquired by Sirius International Insurance Group, becoming the first wholly owned partnership model for our company and a core part of the underwriting strategy. It was followed by IMG in May 2017, and SiriusPoint has continued to support and invest in IMG's mission to provide world-class insurance benefits and products.

Looking forward, our focus is on SiriusPoint's revitalized strategy and culture, and our commitment to establishing a 'One SiriusPoint' approach across our global business. As we build our business, we can learn from our history, acknowledge our depth of experience and celebrate our longevity and resilience.

SiriusPoint Historical Timeline



10/6/11:
Third Point Re formed

1/1/12:
Commenced underwriting business with A-rating from AM Best and $784m of equity capital

8/14/13:
Priced IPO at $12.50; begins trading as "TPRE" on the NYSE

8/6/20:
Third Point Re and Sirius Group announce merger agreement

2/26/21:
SiriusPoint Ltd. launches with over $3bn in capital

21/9/22:
Scott Egan appointed CEO

THIRD POINT RE

SIRIUS GROUP

4/18/16:
CMIG International acquired Sirius International Insurance Group from White Mountains

11/5/18:
Sirius International Insurance Group merged with Easterly to become Sirius Group, trading commenced on the NASDAQ under the ticker symbol "SG"

11/24/20:
Shareholders vote to approve merger

3/24/23:
Fitch Ratings revised SiriusPoint Outlook to Stable from Negative

Note: [1] CMIG International Holding Pte. Ltd, a wholly owned subsidiary of China Minsheng Investment Corp., Ltd.

EXECUTIVE LEADERSHIP TEAM



**Joined
Sep 2022**

Scott Egan
Chief Executive Officer



**Joined
Oct 2022**

Steve Yendall
Chief Financial Officer



David Govrin
Global President &
Chief Underwriting Officer



**Joined
Nov 2022**

Karen Caddick
Chief Human Resources Officer



**Joined
Dec 2022**

Rob Gibbs
President & CEO
SiriusPoint International



Patrick Charles
Global Head of Property & Casualty
(P&C) Insurance & Services



Stuart Liddell
Global President
of Accident & Health



Tom Leonardo
SVP and US Head of
Accident & Health



**Joined
Nov 2022**

Dhruv Gahlaut
Head of Investor Relations
and Chief Strategy Officer



Darryl Siry
Chief Technology Officer



Jimmy Yang
Interim General Counsel



Andreas Kull
Chief Risk Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2022

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from   to

Commission File Number 001-36052

SIRIUSPOINT LTD.

(Exact name of registrant as specified in its charter)

Bermuda	**98-1599372**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Point Building **3 Waterloo Lane** **Pembroke, Bermuda, HM 08**	**+1 (441) 542-3300**
(Address of principal executive offices and zip code)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.10 par value	SPNT	New York Stock Exchange
8.00% Resettable Fixed Rate Preference Shares, Series B, $0.10 par value, $25.00 liquidation preference per share	SPNT PB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐ Accelerated filer   ☒ Non-accelerated filer   ☐ Smaller reporting company   ☐ Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022 was $482.8 million.

As of February 20, 2023, the registrant had 162,381,470 common shares issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information from certain portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2022.

SiriusPoint Ltd.

INDEX

INTRODUCTORY NOTE

Unless the context otherwise indicates or requires, as used in this Annual Report on Form 10-K ("Annual Report") references to "we," "our," "us," and the "Company," refer to SiriusPoint Ltd. ("SiriusPoint") and its directly and indirectly owned subsidiaries, as a combined entity, except where otherwise stated or where it is clear that the terms mean only SiriusPoint exclusive of its subsidiaries. "Fiscal," when used in reference to any twelve-month period ended December 31, refers to our fiscal years ended December 31. Unless otherwise indicated, information contained in this Annual Report is as of December 31, 2022.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained or incorporated in this Annual Report constitute forward-looking statements. These forward-looking statements include, without limitation, statements regarding prospects for our industry, our business strategy, plans, goals and expectations concerning our market position, international expansion, investment portfolio expectations, future operations, margins, profitability, efficiencies, capital expenditures, liquidity and capital resources and other non-historical financial and operating information. When used in this Annual Report, the words "believes," "intends," "seeks," "anticipates," "aims," "plans," "estimates," "expects," "assumes," "continues," "should," "could," "will," "may" and the negative of these or similar terms and phrases are intended to identify forward-looking statements.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the following:

- our ability to execute on our strategic transformation, including re-underwriting to reduce volatility and improving underwriting performance, de-risking our investment portfolio, and transforming our business, including re-balancing our portfolio and growing the Insurance & Services segment;

- the impact of unpredictable catastrophic events including uncertainties with respect to current and future COVID-19 losses across many classes of insurance business and the amount of insurance losses that may ultimately be ceded to the reinsurance market, supply chain issues, labor shortages and related increased costs, changing interest rates and equity market volatility;

- inadequacy of loss and loss adjustment expense reserves, the lack of available capital, and periods characterized by excess underwriting capacity and unfavorable premium rates;

- the performance of financial markets, impact of inflation, and foreign currency fluctuations;

- our ability to compete successfully in the (re)insurance market and the effect of consolidation in the (re)insurance industry;

- technology breaches or failures, including those resulting from a malicious cyber-attack on us, our business partners or service providers;

- the effects of global climate change, including increased severity and frequency of weather-related natural disasters and catastrophes and increased coastal flooding in many geographic areas;

- our ability to retain key senior management and key employees;

- a downgrade or withdrawal of our financial ratings;

- fluctuations in our results of operations;

- legal restrictions on certain of SiriusPoint's insurance and reinsurance subsidiaries' ability to pay dividends and other distributions to SiriusPoint;

- the outcome of legal and regulatory proceedings and regulatory constraints on our business;

- reduced returns or losses in SiriusPoint's investment portfolio;

- our potential exposure to U.S. federal income and withholding taxes and our significant deferred tax assets, which could become devalued if we do not generate future taxable income or applicable corporate tax rates are reduced;

- risks associated with delegating authority to third party managing general agents;

- future strategic transactions such as acquisitions, dispositions, investments, mergers or joint ventures; and

- other risks and factors listed under Item 1A. "Risk Factors" and elsewhere in this Annual Report.

Any one of these factors or a combination of these factors could materially affect our financial condition or future results of operations and could influence whether any forward-looking statements contained in this report ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and you should not place undue reliance on them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, while we do, from time to time, communicate with security analysts, it is against our policy to disclose to them any material non-public information or other confidential information. Accordingly, shareholders should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts, or opinions, such reports are not our responsibility.

Item 1. Business

Acquisition of Sirius International Insurance Group, Ltd.

On February 26, 2021, we completed the acquisition of Sirius International Insurance Group, Ltd. ("Sirius Group") (the "Acquisition") and changed our name from Third Point Reinsurance Ltd. ("Third Point Re") to SiriusPoint Ltd. Our results of operations include Sirius Group from February 26, 2021. See Note 3 "Acquisition of Sirius Group" in our audited consolidated financial statements included elsewhere in this Annual Report for a more detailed discussion of the Acquisition.

Overview

We are a global underwriter of insurance and reinsurance, headquartered in Bermuda. Our common shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SPNT". As of December 31, 2022, we had common shareholders' equity of $1.9 billion, total capital of $2.9 billion and total assets of $11.0 billion. Our operating companies have a financial strength rating of A- (Excellent) from AM Best, A- (Strong) from Standard & Poor's and A- (Strong) from Fitch.

We have licenses to write property, casualty and accident & health insurance and reinsurance globally, including admitted & non-admitted licensed companies in the United States, a Bermuda Class 4 company, a Lloyd's of London ("Lloyd's") syndicate and managing agency, and an internationally licensed company domiciled in Sweden.

Our business model is unique and diversified as we have three sources of earnings: (i) underwriting results where we are the risk taker; (ii) services fee income from Managing General Agents ("MGAs") we consolidate; and (iii) investment results. Distribution relationships are important to us, and we leverage these partnerships to grow our business. We seek to apply our underwriting talent, capabilities and proven management expertise to underwrite a profitable book of business and identify new opportunities to create value. Our approach is to be nimble and reactive to market opportunities within our focus areas of Insurance & Services and Reinsurance, allocating capital where we see profitable opportunity, while remaining disciplined and consistent within our specified risk tolerances and areas of expertise.

As of December 31, 2022, we had equity stakes in 36 entities (MGAs, Insurtech and Other), which underwrite or distribute a wide range of lines of business, including workers' compensation, general liability, professional liability, directors & officers, credit and bond, cyber, commercial automobile, accident & health, and other specialty insurance classes. We consolidate five MGAs in our financial statements: Arcadian Risk Capital Ltd. ("Arcadian"), ArmadaCorp Capital, LLC ("Armada"), Alta Signa Holdings ("Alta Signa"), Banyan Risk Ltd. ("Banyan Risk") and International Medical Group, Inc. ("IMG"), which, in aggregate, generated gross premiums written of $662 million in the year ended December 31, 2022, and have a book value of $85 million as of December 31, 2022. Of the remaining investments, we provide underwriting capacity in the form of insurance or reinsurance to 21 MGAs, while ten are equity investments only.

Operational Priorities

We are committed to becoming a high performing underwriter, which includes continuing to re-underwrite the portfolio and shift our business mix towards Insurance & Services as well as improving operational efficiency and associated cost reduction. We aim to create a fully integrated, globally connected "One SiriusPoint." Going forward, we will look to further simplify the business, reduce volatility and improve the profitability of our business. We have made significant progress on our underwriting, investments, and operations during 2022.

During 2022, we took significant steps to improve our operational efficiency and we focused on improving our performance via:

1.   Re-underwriting to reduce underwriting volatility and improve performance;
2.   De-risking the investment portfolio; and
3.   Re-balancing the business mix in our underwriting portfolio and growing Insurance & Services

1.   Re-underwriting and improving underwriting performance

In 2022, we took further actions across the portfolio to improve profitability and reduce volatility. We took underwriting action in numerous lines of business in the portfolio including global property, U.S. casualty, and structured transactions. Our most notable underwriting action centered on global property reinsurance, which represented SiriusPoint's primary source of underwriting volatility and underperformance. We rebalanced our property portfolio by decreasing our market share and exposure in the global property catastrophe reinsurance business as well as reducing other property reinsurance with material catastrophe exposure. Those actions have resulted in a significant decline in both our probable maximum loss ("PML") and gross and net of reinsurance property exposure over the past year and helped us to reduce our dependence on the property retrocessional market going forward. Given our reduction in exposure and actions to improve operational efficiency, our property catastrophe reinsurance book will be underwritten from two locations, with North American property catastrophe business from Bermuda, and international property catastrophe business from Stockholm. See "Restructuring Plan" below for further details.

We have also enhanced underwriting governance across the portfolio by updating and re-drafting global underwriting guidelines, implementing and revising underwriting authorities and referral thresholds, enhancing policy wording requirements, and establishing targets and thresholds by line of business as we seek to drive business performance and improve discipline. Market conditions have been supportive of our underwriting actions across most of our business lines while we continue to target above inflation rate increases where necessary.

While we made significant progress in 2022, portfolio review and evaluation is an ongoing process and we will continue to make necessary adjustments by taking action to both grow and shrink lines of business based on our risk appetite, market conditions, and market opportunity.

2. *De-risking the investment portfolio*

In addition to the actions taken to reduce underwriting volatility, we have also taken measures to reduce the volatility of our investment results and decrease the capital intensity of our investment portfolio. Overall, our investment strategy is fixed income focused and aligned with industry norms.

We withdrew $581 million from the Third Point Enhanced LP ("TP Enhanced Fund") in the year ended December 31, 2022, in addition to a $450 million withdrawal made in the last quarter of 2021. As a result, our exposure to TP Enhanced Fund has reduced from $878 million as of December 31, 2021, to $100 million as of December 31, 2022, or from 14% or 2%, respectively, of our total invested assets and cash, thereby reducing capital charges and de-risking the entire portfolio. During 2022, we increased our exposure to fixed income investment holdings, including corporate debt and government securities, short-term investments and structured securities.

Moreover, in 2022 we lengthened the duration of our fixed income portfolio backing net loss reserves to be economically matched with the liabilities, 2.5 years as of December 31, 2022, reducing our go-forward economic risk to interest rates.

Additionally, in the second quarter of 2022, we elected available for sale accounting on new fixed income positions, which, though neutral to book value compared to the trading accounting portfolio, will reduce the income statement volatility of our investment results. As of December 31, 2022, $2.6 billion (December 31, 2021 - nil) of our debt securities were classified as available for sale investments, while $1.5 billion (December 31, 2021 - $2.1 billion) were classified as trading.

SiriusPoint's investment objective is to maximize long-term, after-tax total return while limiting risk, maintaining liquidity, and complying with internal and external risk and capital management requirements in support of meeting policyholder obligations.

3. *Re-balancing the business mix in our underwriting portfolio and growing Insurance & Services*

During 2022, we built our MGA partnership model further to grow our Insurance & Services business. Our global licenses, healthy balance sheet, underwriting expertise and creativity, and minimal conflicts of interest, enable us to be a partner of choice for MGAs.

Insurance & Services revenue allows us to diversify our traditional reinsurance portfolio. In addition, service fees from consolidated MGAs and their insurance products are generally not as prone to the volatile underwriting cycle that is common in the reinsurance marketplace.

Through the MGA model, we obtain access to insurance businesses at a lower acquisition cost compared to reinsurance, often in unique and specialized classes of business. Our strong ceded reinsurance operation provides us with the flexibility to adjust the volume of business retained as we optimize our capital allocation. Our typically large risk retention is a differentiator as we establish reinsurance partnerships behind the MGAs we support.

We have established a strong growth trajectory with the MGA model in our Insurance & Services segment in 2022 and will look to continue building on this success in the coming years, while refining our focus and building out the infrastructure to support the business globally. Distribution relationships are a key element of our strategy, and we will look to grow existing partnerships and selectively develop new partnerships, focusing on opportunities where we act as a material underwriting capacity provider.

Recent Developments

Restructuring Plan

On November 2, 2022, we announced a restructuring of our underwriting platform to support the future shape of our business. In line with our strategy to strengthen underwriting results and align our operating platform to our business portfolio, we have made changes to the structure and composition of our international branch network (the "Restructuring Plan"). We have reduced the locations from which SiriusPoint underwrites property catastrophe reinsurance. As a result, we are in the process of closing our offices in Hamburg, Miami and Singapore, and reducing our footprint in Liege and Toronto. Following the anticipated closures and scaling of our operating platform, we will continue to serve clients and underwrite North American property catastrophe business from Bermuda, and international property catastrophe business from Stockholm. In the fourth quarter of 2022, we incurred approximately $30 million of total costs, primarily related to severance, to implement the Restructuring Plan.

In 2022, Property represented 17.3% of gross premiums written, which was reduced from 27.8% in 2021. Our shift in appetite will continue to impact our Property gross premiums written, which has represented a disproportionate amount of volatility in our underwriting results as well as operating complexity. This restructuring creates a more nimble reinsurance operating structure and facilitates a continued shift in our book of business towards Insurance & Services and the Specialty, Casualty, and A&H lines of business, and a more efficient platform for Property (non-catastrophe) reinsurance.

Following the re-underwriting and remediation of the property catastrophe portfolio, we intend to refocus the SiriusPoint International business on maximizing growth within its current capabilities, lines of business and management of MGAs.

Lloyd's Managing Agency

On March 10, 2022, SiriusPoint announced that subject to Lloyd's and regulatory approvals, SiriusPoint intended to sell its Lloyd's Managing Agency, Sirius International Managing Agency Limited ("SIMA"), to Mosaic Insurance. We ultimately did not reach a satisfactory agreement with Mosaic Insurance in order to complete this sale and terminated the pending transaction with Mosaic Insurance in November 2022. As a result, SIMA remains part of the SiriusPoint group. We see Lloyd's as core to our business and intend to further develop our London offering, which we believe will be advantageous in diversifying our business.

Reportable Segments

SiriusPoint reports on two operating segments: Reinsurance and Insurance & Services. Within our segments, we underwrite a variety of (re)insurance products as shown in the table below.

The following table provides a breakdown by line and type of business of gross premiums written for the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020	
	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total
			($ in millions)			
Aviation & Space	$ 148.7	4.4 %	$ 108.5	4.8 %	$ —	— %
Casualty	528.7	15.5 %	459.7	20.6 %	271.9	46.2 %
Contingency	14.7	0.4 %	15.9	0.7 %	1.0	0.1 %
Credit & Bond	124.5	3.7 %	53.8	2.4 %	10.6	1.8 %
Marine & Energy	39.9	1.2 %	39.3	1.8 %	5.6	0.9 %
Mortgage	76.0	2.2 %	52.2	2.3 %	60.4	10.3 %
Property	588.9	17.3 %	621.0	27.8 %	184.6	31.4 %
Reinsurance	1,521.4	44.7 %	1,350.4	60.4 %	534.1	90.7 %
A&H	859.5	25.2 %	384.4	17.2 %	3.4	0.6 %
Environmental	52.6	1.5 %	21.0	0.9 %	—	— %
Workers' Compensation	325.5	9.5 %	137.4	6.1 %	—	— %
Other	646.6	19.0 %	355.1	15.9 %	22.1	3.8 %
Insurance & Services	1,884.2	55.2 %	897.9	40.1 %	25.5	4.4 %
Corporate [(1)]	4.1	0.1 %	(11.8)	(0.5)%	28.9	4.9 %
Total gross premiums written [(2)]	$ 3,409.7	100.0 %	$ 2,236.5	100.0 %	$ 588.5	100.0 %

(1) Corporate includes gross premium written from all runoff business.

(2) For 2021, management basis gross premiums written were $2,808.7 million, which is the sum of 2021 total gross premiums written of $2,236.5 million plus $571.2 million of total gross premiums written recognized by Sirius Group for the 2021 pre-merger period from January 1, 2021, to the Acquisition date of February 26, 2021. Management basis gross premiums written consists of Reinsurance segment gross premiums written of $1,787.9 million and Insurance & Services segment gross premiums written of $1,031.0 million summing to Core gross written premiums of $2,818.9 million. Management basis gross premiums written is a non-GAAP financial measure and we believe it allows for a more complete understanding of our underlying business.

Reinsurance Segment

We provide reinsurance products to insurance and reinsurance companies, government entities, and other risk bearing vehicles on a treaty or facultative basis.

Treaty reinsurance is an agreement whereby we assume a specified portion or category of risk under all qualifying policies issued by the ceding company during the term of the agreement, usually one year. Treaty reinsurance is typically written on either a proportional or excess of loss basis. A proportional reinsurance treaty is an arrangement whereby we assume a predetermined proportional share of the premiums and losses generated on specified business. An excess of loss treaty is an arrangement whereby we assume losses that exceed a specific retention of loss by the ceding company. Facultative reinsurance, on the other hand, is underwritten on a risk-by-risk basis, which allows us to determine pricing for each exposure. Retroactive reinsurance contracts cover the potential for changes in estimates of loss and loss adjustment expense reserves related to loss events that have occurred in the past. Retroactive reinsurance contracts can generate an underwriting profit should the ultimate loss and loss adjustment expenses settle for less than the initial estimate of reserves while the premiums received at the inception of the contract generate insurance float.

For reinsurance assumed, we generally participate in the prospective, as opposed to retroactive, reinsurance market globally through the broker market distribution channel. We primarily write treaty reinsurance, on both a proportional and excess of loss basis, and provide facultative reinsurance in some of our business lines. In the United States and Bermuda, our core focus is on distribution, risk and clients located in North America while our international operation is focused primarily on distribution, risks and clients located in Europe, Asia and Latin America.

The Reinsurance segment provides coverage in the following product lines:

Aviation & Space – Aviation covers loss of or damage to an aircraft and the aircraft operations' liability to passengers, cargo and hull as well as to third parties, and Space covers damage to a satellite during launch and in orbit.

Casualty – covers a cross section of all casualty lines, including general liability, umbrella, auto, workers compensation, professional liability, and other specialty classes.

Contingency – covers event cancellation and non-appearance.

Credit & Bond – covers traditional short-term commercial credit insurance, including pre-agreed domestic and export sales of goods and services with typical coverage periods of 60 to 120 days.

Marine & Energy – Marine covers damage to ships and goods in transit, marine liability lines as well as yacht-owner perils. Energy covers offshore energy industry insurance.

Mortgage – covers credit risks that compensates insureds for losses arising from mortgage loan defaults.

Property – consists of our underwriting lines of business that offer property catastrophe excess of loss, proportional property reinsurance, per risk property reinsurance, and agriculture reinsurance and property risk and pro rata on a worldwide basis. Property catastrophe excess of loss reinsurance treaties cover losses to a pool of risks from catastrophic events. Property proportional covers both attritional and catastrophic risks, property per risk covers loss to individual risk, and agriculture provides stop-loss reinsurance coverage, including to companies writing U.S. government-sponsored multi-peril crop insurance.

Insurance & Services Segment

We provide insurance products to individuals and corporations directly, through agents/brokers or through delegated underwriting agreements with MGAs. We seek to work with MGAs that have strong underwriting expertise, deep understanding of the customer/product niches and/or technology-driven approaches, and a sustainable competitive moat.

We underwrite primary insurance via multiple MGAs in a growing number of business lines. We categorize MGAs producing business for SiriusPoint into the following categories:

- **Consolidated** – MGAs controlled by SiriusPoint, including IMG and Armada, which are 100% owned. IMG offers a full line of international medical insurance products, trip cancellation programs, medical management services and 24/7 emergency medical and travel assistance. Armada operates as a supplemental medical insurance MGA.

- **Strategic partnerships** – minority investment stake and agreement to provide underwriting capacity.

- **Traditional partnerships** – underwriting capacity without any investment stake.

Our approach to accessing the market through MGAs involves leaning on the expertise of our partners to create products and services, manage distribution relationships, underwrite risks in accordance with delegating underwriting authorities, issue and service policies on behalf of SiriusPoint and manage claims handling.

We put in place rigorous controls that are designed to ensure underwriting risks are evaluated thoroughly and monitored consistently. Key controls in place include formal written Program Management Agreements, written underwriting guidelines, annual underwriting audits, and a monthly flow of financial and operational metrics that provide transparency into underlying business results.

Insurance & Services offers a comprehensive set of services for startup MGAs and insurance services companies, including risk capital and equity and debt financing. Furthermore, we offer expertise in underwriting, pricing and product development to businesses with whom we partner. Our process to identify and approve partner companies includes alignment of interests, disciplined management and strong oversight, which we believe are critical for success. The Insurance & Services segment predominantly provides insurance coverage in addition to receiving fees for services provided within Insurance & Services and to third parties.

The Insurance & Services segment provides coverage in the following product lines:

A&H – consists of life, accident and health coverage, and our MGA units (which include Armada and IMG). Armada's products are offered in the United States while IMG offers accident, health and travel products on a worldwide basis.

Environmental – consists of an environmental insurance book in the U.S. comprised of four core products that revolve around pollution coverage, which are premises pollution liability, contractor's pollution/pollution liability and professional liability.

Workers' Compensation – consists of state-mandated insurance coverage that provides medical, disability, survivor, burial, and rehabilitation benefits to employees who are injured or killed due to a work-related injury or illness.

Other – consists of a cross section of property and casualty lines, including but not limited to property, general liability, excess liability, commercial auto, professional liability, directors and officers, cyber and other specialty classes.

Marketing and Distribution

For primary insurance business, we enter into agreements with select MGAs, who then market our insurance products to the general public and have underwriting authority on our behalf. We have well-defined underwriting standards in place for these MGAs that are closely monitored by our staff. We pay certain MGAs profit commissions based upon the underwriting profit of business produced. In addition to the day-to-day interactions that we have with our MGAs, audits are performed on a regular basis. These high-retention, long-term partnerships can generate significant premium, and create alignment with the MGAs as they often retain a share of underwriting results.

For reinsurance business, we obtain most of our submissions from reinsurance intermediaries ("brokers") that represent the ceding company. The process of placing an intermediate reinsurance program typically begins when a ceding company enlists the aid of a reinsurance intermediary in structuring a reinsurance program. The ceding company and the reinsurance intermediary will often consult with one or more lead reinsurers as to the pricing and contract terms for the reinsurance protection being sought. Once the ceding company has approved the terms quoted by the lead reinsurer, the reinsurance intermediary will offer participation to qualified reinsurers until the program is fully subscribed. We consider both the reinsurance intermediary and the ceding company to be our clients. We believe we have developed strong business relationships over a long period of time with the management of many of our ceding companies and reinsurance intermediaries.

We pay ceding companies a ceding commission under most proportional reinsurance treaties and some excess of loss reinsurance treaties. The ceding commission is generally based on the ceding company's cost of acquiring and administering the business being reinsured (e.g., agent commissions, premium taxes and certain miscellaneous expenses). The ceding commissions paid to ceding companies constitute the majority of our total acquisition costs. Additionally, we pay reinsurance intermediaries commissions based on negotiated percentages of the premium they produce on non proportional business.

See Note 4 "Segment reporting" in our audited consolidated financial statements included elsewhere in this Annual Report for a breakdown of our premiums written by source that individually contributed more than 10% of total gross premiums written.

Policies with Respect to Certain Activities

The following is a discussion of our underwriting and pricing, claims management, catastrophe risk management, and reinsurance protection policies.

Underwriting and Pricing

We have an established team of underwriters and actuaries that develop and manage our insurance and reinsurance business. We believe that their experience, industry presence and long-standing relationships allow us to tailor our portfolio to specific market segments. Our approach to underwriting allows us to deploy our capital in a variety of lines of business and to capitalize on opportunities that we believe offer favorable returns on equity over the long term.

We seek to maintain a disciplined underwriting strategy which, while considering overall exposure, focuses on writing more business when market terms and conditions are favorable and reducing business volume when terms and conditions become less favorable. We offer clients a wide range of insurance and reinsurance products across multiple lines of business to satisfy risk management needs.

We derive our primary insurance business mostly through our MGAs and strategic partnerships which source business internationally and in the United States. We derive our reinsurance business from a broad spectrum of ceding companies, including national, regional, specialty, and excess and surplus lines writers, both internationally and in the United States. We price our products by assessing the desired return on the expected capital needed to write a given contract and on the expected underwriting results of the contract. Our pricing requirements are based on a number of underwriting factors including historical results, analysis of exposure and estimates of future loss costs, a review of other programs displaying similar exposure characteristics, and the MGAs or ceding company's underwriting and claims experience. Additionally, our underwriters, actuaries, claims and compliance personnel perform audits of MGAs and certain ceding companies, in products and regions where this is applicable.

Claims Management

Our staff of experienced insurance claims specialists work closely with MGAs and/or Third Party Administrators ("TPAs"), for certain clients, in order to provide oversight and direction on each claim matter. Our claims specialists work closely with reinsurance intermediaries and/or ceding companies to obtain and/or review specific claims information, in order to properly adjust and resolve each claim matter.

Where customary or appropriate, our claims specialists perform selective remote or on-site claim reviews, to assess the claim handling abilities, reserve techniques and propriety of controls and processes, for MGAs, TPAs and ceding companies.

The results of these claim reviews are shared with the underwriters and actuaries to assist them in pricing products and establishing loss reserves.

Catastrophe Risk Management

We have significant exposure to catastrophe losses, caused by hurricanes, earthquakes, tornadoes, winter storms, windstorms, floods, tsunamis, terrorist acts and other man-made and natural catastrophic events. We actively manage our concentration of exposures to catastrophic events, primarily by limiting concentrations of exposure to what we deem acceptable levels and, if necessary, purchasing reinsurance. In addition, we seek to limit losses that might arise from other extreme events such as terrorism, cyber or nuclear incidents, by including exclusionary provisions in our insurance and reinsurance contracts.

To manage catastrophe risk, we license third-party global property catastrophe modeling software, and we also utilize our own proprietary models to price risk, calculate expected PML estimates, and consolidate and report on all worldwide property exposures. This platform is used to calculate individual and aggregate PMLs by combining multiple third-party and proprietary models, actuarial methods, and underwriting judgement.

Our proprietary platform allows us to choose either a third-party catastrophe modeling software or an internally developed model for PML reporting within each area and peril. The choice is based on a scientific, actuarial and underwriting assessment of the quality of the model by territory. If a third-party model is deemed to have weakness or insufficient experience, we may impose modifications on the model to mitigate any weaknesses. With our platform, the view of risk for each treaty can be further adjusted based on underwriting judgment regarding the specific exposures underlying each cedent's portfolio. This yields a final view of risk for each cedent. This view of risk is aggregated across our portfolio to an aggregated, simulated dataset from which PML estimates and any other portfolio metrics can be extracted.

We do not exclusively rely upon catastrophe modeling to measure our exposure to natural catastrophe risk. We monitor gross and net property catastrophe occurrence limits by country and region globally. Further, losses to a number of deterministic scenarios involving both natural and man-made catastrophes are estimated and tracked.

The following tables provide an estimate of our three largest PML zones on a per occurrence basis for 1-in-100 and 1-in-250 year events as of January 1, 2023 and 2022 as measured by net after-tax exposure.

January 1, 2023

	Modelled Industry Loss		SiriusPoint Gross Loss		Net After Reinsurance and Reinstatements		SiriusPoint Net After-Tax Loss		
							Net After-Tax	Net After-Tax as % of Total Capital [1]	Net After-Tax as % of Common Shareholders' Equity [1]
	($ in millions)								
1-in-100 year event									
Southeast U.S.	$	196,997	$	226	$	81	$ 80	3 %	4 %
West Coast U.S.		55,531		198		92	90	3 %	5 %
Northeast U.S.		55,295		134		72	68	2 %	4 %
Europe	$	32,441	$	68	$	46	$ 37	1 %	2 %
1-in-250 year event									
Southeast U.S.	$	312,105	$	300	$	95	$ 93	3 %	5 %
West Coast U.S.		97,714		275		141	135	5 %	7 %
Northeast U.S.		101,764		258		97	94	3 %	5 %
Europe	$	46,429	$	84	$	50	$ 40	1 %	2 %

January 1, 2022

	Modelled Industry Loss		SiriusPoint Gross Loss		Net After Reinsurance and Reinstatements		SiriusPoint Net After-Tax Loss		
							Net After-Tax	Net After-Tax as % of Total Capital [1]	Net After-Tax as % of Common Shareholders' Equity [1]
	($ in millions)								
1-in-100 year event									
Southeast U.S.	$	140,850	$	286	$	129	$ 120	4 %	5 %
West Coast U.S.		46,744		235		107	97	3 %	4 %
Northeast U.S.		38,174		195		95	85	3 %	4 %
Europe	$	38,034	$	217	$	66	$ 55	2 %	2 %
1-in-250 year event									
Southeast U.S.	$	224,184	$	397	$	211	$ 196	6 %	9 %
West Coast U.S.		82,185		323		141	128	4 %	6 %
Northeast U.S.		68,049		342		134	122	4 %	5 %
Europe	$	53,225	$	266	$	71	$ 60	2 %	3 %

(1) Total capital and common shareholders' equity as of December 31, 2022 and 2021. Total capital represents total debt, Series B preference shares, and common shareholders' equity.

Catastrophe modeling is dependent upon several broad scientific, meteorological and economic assumptions. This includes assumptions on hazard frequency and intensity, assumptions on the vulnerability of different risks depending on their occupancy and building characteristics, assumptions on replacement values as well as assumptions on economic factors such as demand surge (the localized increase in prices of goods and services that often follows a catastrophe). Catastrophe modeling is inherently uncertain due to the range of outcomes when projecting future events. Third-party modeling software does not provide information for all territories or perils for which we write business. We use our own proprietary models in these situations.

Reinsurance Protection

In the normal course of business, we seek to protect our business from losses due to concentration of risk and loss arising from catastrophic events with retrocession (reinsuring with third-party reinsurers). We remain liable for risks reinsured in the event that the reinsurer does not honor its obligations under reinsurance contracts.

The effects of reinsurance on our written and earned premiums and on loss and loss adjustment expenses for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Written premiums:	($ in millions)		
Direct	$ 1,403.9	$ 718.0	$ 19.0
Assumed	2,005.8	1,518.5	569.5
Gross premiums written	3,409.7	2,236.5	588.5
Ceded	(860.5)	(502.3)	(46.3)
Net premiums written	$ 2,549.2	$ 1,734.2	$ 542.2
Premiums earned:			
Direct	$ 1,153.6	$ 600.8	$ 1.0
Assumed	1,915.2	1,598.5	638.8
Gross premiums earned	3,068.8	2,199.3	639.8
Ceded	(750.7)	(482.3)	(29.0)
Net premiums earned	$ 2,318.1	$ 1,717.0	$ 610.8
Loss and loss adjustment expenses:			
Direct	$ 778.0	$ 349.3	$ 0.8
Assumed	1,386.8	1,506.1	483.2
Loss and loss adjustment expenses incurred	2,164.8	1,855.4	484.0
Ceded	(576.4)	(528.9)	(18.7)
Loss and loss adjustment expenses incurred, net	$ 1,588.4	$ 1,326.5	$ 465.3

Reinsurance Segment

Our reinsurance protection primarily consists of pro-rata and excess of loss protections that protect all our reportable segments within reinsurance. Attachment points and coverage limits vary by region around the world. Protections by reportable segment are listed below.

Our core proportional property reinsurance programs provide protection for parts of the non proportional treaty accounts written in Europe, North America, South America, the Caribbean, Asia, the Middle East and Australia. These reinsurance protections are designed to increase underwriting capacity where appropriate, and to reduce exposure both to large catastrophe losses and to a frequency of smaller loss events. As of January 1, 2023, commensurate with our gross property catastrophe liability reductions and branch office restructuring, we reduced the number of property proportional treaties we purchase on our treaty reinsurance portfolio to four from in excess of fifteen.

As of January 1, 2023, we have in place an all-natural perils excess of loss retrocessional reinsurance coverage for loss events impacting our property exposures, replacing the 2022 coverage. The coverage for 2023 is comprised of a combination of (1) reinsurance placed on lead terms on which several reinsurers participate and (2) several private placements with individual reinsurers at terms and conditions based on individual reinsurer preference. The table below represents a broad summary of coverage and attachment points in-force protection as of January 1, 2023 and 2022.

	January 1, 2023	January 1, 2022
Limit:	($ in millions)	
U.S. Ultimate Net Loss Limit based on SiriusPoint Loss	$ 100	$ 100
U.S. Hurricane State Weighted Industry Loss Index Limit [1]	100	—
Total 1st U.S. Event Limit	200	100
Total 2nd U.S. Event Limit	100	100
Excluding U.S. Ultimate Net Loss Event Limit	125	150
Total 1st Excluding U.S. Event Limit	125	150
Total 2nd Excluding U.S. Event Limit	125	150
Retention:		
U.S. Ultimate Net Loss Retention	90	100
Worldwide Excluding U.S. Ultimate Net Loss Retention	$ 40	$ 50

(1) Payout is based on a state weighted index of insured industry losses from aggregate hurricane losses occurring during the 2023 calendar year.

Insurance & Services Segment

For A&H reinsurance, we have excess of loss protection covering our personal accident and life accounts. For A&H primary insurance, there are account specific quota share and stop-loss reinsurance protections in place of various percentages for our medical benefits and student health businesses. In addition to these primary insurance protections, there is an excess of loss protection of unlimited dollars in excess of $2 million (per person) in place.

In the property and casualty business in our Insurance & Services segment, we purchase both excess of loss and proportional reinsurance on a case by case basis for both risk management and capital optimization purposes.

Other lines of business within this segment are protected through various quota share and excess of loss protections.

Loss Portfolio Transfer

In connection with our goal of optimizing our capital allocation, on October 29, 2021, we closed a loss portfolio transfer transaction (the "2021 LPT") with Pallas Reinsurance Company Ltd., a subsidiary of the Compre Group, an insurance and reinsurance legacy specialist. As a result of the 2021 LPT, we dissolved Sirius Point Global Solutions, Inc., which specialized in the acquisition and management of runoff liabilities for insurance and reinsurance companies, as well as asbestos and environmental risks and other long-tailed liability exposures. Our transaction with the Compre Group underscores the ongoing transformation of SiriusPoint, our focus on optimizing capital allocation and rebalancing towards insurance and higher margin and growth lines, and provides further certainty on SiriusPoint's reserve position. This transaction transfers the risk of the subject reserves developing adversely to Compre Group, up to an aggregate limit of $592 million over the duration of the contract, and reduces statutory and rating agency capital charges on the subject reserves. As of December 31, 2022, we held a loss recoverable of $327.7 million for the 2021 LPT.

Reinsurance Recoverables by Rating

As of December 31, 2022, we had loss and loss adjustment expenses recoverable, net of $1.4 billion (December 31, 2021 - $1.2 billion). Because retrocessional reinsurance contracts do not relieve us of our obligation to our insureds, the ability to collect balances due from our reinsurers is important to our financial strength. We monitor the financial strength and ratings of retrocessionaires on an ongoing basis. Uncollectible amounts historically have not been significant.

The following table provides a listing of our loss and loss expenses recoverable, net by the reinsurer's Standard & Poor's ("S&P") rating and the percentage of total recoverables as of December 31, 2022. With certain reinsurers, if S&P's rating was not available, an equivalent AM Best rating was used.

	December 31, 2022			
Rating[1]	Gross	Collateral	Net	% of Net Total
	($ in millions)			
AA	$ 252.8	$ 41.2	$ 211.6	29.5 %
A	370.6	48.5	322.1	44.9 %
BBB or lower	246.7	104.8	141.9	19.8 %
Not rated[2]	506.1	464.2	41.9	5.8 %
	$ 1,376.2	$ 658.7	$ 717.5	100.0 %

(1) S&P's ratings as detailed above are: "AA" (Very strong), "A" (Strong), and "BBB" (Adequate).

(2) Not rated represents reinsurers who are not rated by either S&P or AM Best. Included in the not rated category is $327.7 million related to Pallas Reinsurance Company Ltd. as a result of the 2021 LPT, and the amount is fully collateralized.

Loss and loss adjustment expense reserves

Loss and loss adjustment expense reserves represent estimates of what the insurer or reinsurer ultimately expects to pay on claims at a given time, based on facts and circumstances then known, and it is probable that the ultimate liability may exceed or be less than such estimates. The process of estimating loss and loss adjustment expense reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain. See Note 2 "Significant accounting policies" in our audited consolidated financial statements and "Critical accounting policies and estimates" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report for a further discussion of our loss and loss adjustment expense reserves.

Investments

We repositioned our investment portfolio to better align with our underwriting strategy. We believe that this repositioning will result in lower volatility, while taking advantage of opportunities to improve risk-adjusted returns across asset classes.

Under our investment strategy, management of our fixed income investments, which comprise the majority of our portfolio, is outsourced to a diversified range of third-party asset managers, including Third Point LLC. Alternative investments managed by Third Point LLC includes TP Enhanced Fund, Third Point Venture Offshore Fund I LP ("TP Venture Fund") and Third Point Venture Offshore Fund II LP ("TP Venture Fund II") (collectively, the "Related Party Investment Funds"), which comprised 2% of our investment portfolio as of December 31, 2022. We leverage Third Point LLC and other third-party market expertise in designing our asset-liability management strategies that are tailored to our risk and capital considerations. We believe that this is a strategic differentiator on our returns, reduces risk and volatility, and creates a portfolio mix more in line with peer property/casualty reinsurers.

Our investment objective is to maximize long-term after-tax total return while (1) limiting the investment risk within prudent risk tolerance thresholds, (2) maintaining adequate liquidity, and (3) complying with the regulatory, rating agency, and internal risk and capital management requirements, all in support of the company goal of meeting policyholder obligations. This objective and associated policies and guidelines ("Investment Policy and Guidelines") are established by the Investment Committee of the SiriusPoint Board of Directors. Certain relevant subsidiaries also approve policies and guidelines substantially similar to, and consistent with, the SiriusPoint Investment Policy and Guidelines, in accordance with local laws and regulations.

The Investment Policy and Guidelines provide a cohesive framework to mitigate risk and prescribe a number of thresholds under which the portfolio is intended to operate. The group is expected to hold cash, short-term investments and fixed income investments that amount to no less than 100% of policyholder liabilities. Investable assets in excess of policyholder liabilities and liquidity needs are available to be invested in equity securities, funds, direct investments and other long-term investments.

Our global customer base and footprint requires us to transact in numerous currencies. Where practical, we aim to generally match material liabilities with assets. We utilize third party instruments such as currency forwards or swaps to mitigate unmatched exposure or may choose to leave such exposure unmatched. We do not apply hedge accounting to currency swaps or forwards.

See Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 "Investments" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information on our investment portfolio.

On February 23, 2022, the Company entered into the Fourth Amended and Restated Exempted Limited Partnership Agreement of TP Enhanced Fund with Third Point Advisors LLC ("TP GP") and the other parties thereto (the "2022 LPA"). Under the Amended and Restated Investment Management Agreement, dated February 23, 2022, among the Company, Third Point LLC and other parties thereto (the "2022 IMA"), we may withdraw net profits from the Third Point Optimized Credit ("TPOC") Portfolio or any amounts invested that were not withdrawn from TP Enhanced Fund, in each case as of any month-end. We may withdraw the TPOC Portfolio in full on March 31, 2026, and each successive anniversary of such date. A copy of the 2022 LPA and 2022 IMA is attached hereto as Exhibit 10.40 and Exhibit 10.41, respectively.

Competition and Peers

The worldwide insurance and reinsurance markets are highly competitive. Competition is influenced by a variety of factors, including prices charged and other terms and conditions offered, financial strength ratings, prior history and relationships, as well as expertise and the speed at which the company has historically paid claims.

We compete for business in Bermuda, Europe, the United States and other international markets with numerous global competitors. Our competitors include other insurance and reinsurance companies and underwriting syndicates at Lloyd's of London, as well as London Market Companies. While some of our competitors have greater revenue and shareholders' equity and higher ratings than SiriusPoint, we believe that we are well-suited to compete against our peers.

In addition, the ease of entry into the reinsurance sector has led to increased competition from non-traditional sources of capital, such as insurance-linked funds or collateralized special purpose insurers, predominantly in the property catastrophe excess reinsurance market, but increasingly in other sectors of the market, including longer tail lines of business such as casualty. This alternative capital provides protection in the form of catastrophe bonds, industry loss warranties and other risk-linked products that facilitate the ability for non-reinsurance entities, such as hedge funds and pension funds, to compete for reinsurance and insurance business outside of the traditional treaty market. As a result, we have observed reduced pricing and/or reduced shares in certain reinsurance products.

Ratings

Ratings by independent agencies are an important factor in establishing the competitive position of insurance and reinsurance companies and are important to our ability to market and sell our products and services. Rating organizations continually review the financial positions of reinsurers and insurers. These ratings reflect the rating agency's views regarding our balance sheet strength, operating performance, business profile and enterprise risk management. It is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our common shares. Our insurance and reinsurance operating subsidiaries are assigned financial strength ratings as follows:

	AM Best (1)		Fitch (2)		S&P (3)	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
SiriusPoint Bermuda	"A-" (Excellent)	Stable	"A–" (Strong)	Negative	"A–" (Strong)	Negative
SiriusPoint International	"A-" (Excellent)	Stable	"A–" (Strong)	Negative	"A–" (Strong)	Negative
SiriusPoint America	"A-" (Excellent)	Stable	"A–" (Strong)	Negative	"A–" (Strong)	Negative
SiriusPoint Specialty Insurance Corporation	"A-" (Excellent)	Stable	N/A	N/A	"A–" (Strong)	Negative

(1) "A–" is the fourth highest of 16 financial strength ratings assigned by AM Best, as last updated April 1, 2022.

(2) "A–" is the seventh highest of 22 financial strength ratings assigned by Fitch, as last updated February 18, 2022.

(3) "A–" is the seventh highest of 21 financial strength ratings assigned by S&P, as last updated January 20, 2022.

These ratings reflect AM Best's, Fitch's and S&P's respective opinions of the ability of SiriusPoint's respective subsidiaries to pay claims and are not evaluations directed to security holders. AM Best maintains a letter-scale rating system ranging from "A++" (Superior) to "F" (in liquidation). Fitch maintains a letter-scale rating system ranging from "AAA" (Exceptionally Strong) to "D" (Distressed). S&P maintains a letter-scale rating system ranging from "AAA" (Extremely Strong) to "D" (Default).

These ratings are subject to periodic review and may be revised downward or revoked at the sole discretion of the rating agencies.

S&P CreditWatch

On September 28, 2022, S&P removed the Company and its core subsidiaries' ratings from CreditWatch with negative implications, where S&P had placed them on June 28, 2022.

Regulation

The business of insurance and reinsurance is regulated in all countries in which we operate, although the degree and type of regulation varies from one jurisdiction to another. As a holding company, SiriusPoint is generally not directly subject to such regulations, but its various insurance and reinsurance operating subsidiaries are subject to regulation. The following describes the current material regulations under which the Company operates.

Bermuda Insurance Regulation

All Bermuda companies must comply with the provisions of the Companies Act 1981 ("Companies Act"). In addition, the Insurance Act 1978 and related regulations (collectively, the "Insurance Act"), regulate the business of our Bermuda insurance, reinsurance and management company subsidiaries. SiriusPoint's Bermuda-licensed operating insurance subsidiaries include SiriusPoint Bermuda, which is registered as a Class 4 general business insurer, Alstead Reinsurance Ltd. ("Alstead Re"), which is registered as a Class 3A general business insurer, as well as a segregated accounts company pursuant to the Segregated Accounts Companies Act 2000 ("SAC Act"). Banyan Risk is registered as an insurance agent.

The Insurance Act of 1978

The Insurance Act imposes solvency and liquidity standards on Bermuda insurance companies, as well as auditing and reporting requirements, and grants the Bermuda Monetary Authority (the "BMA") powers to supervise, investigate, require information and demand the production of documents and intervene in the affairs of regulated companies.

Principal Representative, Principal Office and Head Office

Each Class 3A and Class 4 insurer is required to maintain a principal office and to appoint a principal representative in Bermuda. The principal representative has statutory reporting duties to report to the BMA under the Insurance Act where the principal representative believes there is a likelihood of the insurer becoming insolvent, or upon becoming aware that a reportable "event" has occurred, or is believed to have occurred.

In addition, Class 3A and Class 4 insurers must maintain their head office in Bermuda. In determining whether an insurer satisfies this requirement, the BMA considers, among other things, the following factors: (i) where the underwriting, risk management and operational decision making of the insurer occurs; (ii) whether the presence of senior executives who are responsible for, and involved in, the decision making related to the insurance business of the insurer are located in Bermuda; and (iii) where meetings of the board of directors of the insurer occur. In making its determination, the BMA may also give regard to (i) the location where management of the insurer meets to effect policy decisions of the insurer; (ii) the residence of the officers, insurance managers or employees of the insurer; and (iii) the residence of one or more directors of the insurer in Bermuda.

Non-insurance Business

No Class 3A and Class 4 insurer may engage in non-insurance business unless that non-insurance business is ancillary to its insurance business.

Independent Approved Auditor

Every insurer must appoint an independent auditor, approved by the BMA, who will annually audit and report on the insurer's statutory financial statements.

Annual Financial Statements

Each Class 3A and Class 4 insurer must prepare and submit annual audited financial statements prepared in accordance with U.S. GAAP or other acceptable accounting standards as part of their annual filings, which the BMA will subsequently publish on its website.

Annual Statutory Financial Return and Annual Capital and Solvency Return

Each Class 3A and Class 4 insurer is required to file with the BMA annual statutory financial returns no later than four months after its financial year end (unless specifically extended upon application to the BMA). The statutory financial return includes, among other matters, the statutory financial statements, auditors report on the statutory financial statements of the insurer, own risk statement, and statutory declaration.

In addition, each Class 3A and Class 4 insurer is also required to file, on annual basis with the BMA, a capital and solvency return along with their annual financial statutory returns. The prescribed form of capital and solvency return comprises the insurer's Bermuda Solvency Capital Requirement ("BSCR") model or an approved internal capital model in lieu thereof (more fully described below), various schedules, a statutory economic balance sheet and the opinion of the loss reserve specialist.

At the time of filing its statutory financial statements, each Class 3A and Class 4 insurer will also be required to deliver to the BMA a declaration of compliance, in such form and with such content as may be prescribed by the BMA.

Financial Condition Report

Each Class 3A and Class 4 insurer and insurance group is required to prepare and file with the BMA, and also publish on their website, a financial condition report, which provides, among other things, measures governing the business operations, corporate governance framework and solvency and financial performance of the insurer/insurance group. We have received approval from the BMA to file a consolidated group financial condition report, inclusive of SiriusPoint, SiriusPoint Bermuda and Alstead Re.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers. Each insurer engaged in general business is required to maintain a minimum liquidity ratio to the value of its relevant assets at not less than 75% of the amount of its relevant liabilities.

Minimum Solvency Margin and Enhanced Capital Requirements

The Insurance Act provides that all general business insurer's statutory assets must exceed their statutory liabilities by an amount greater than or equal to their prescribed minimum solvency margin (the "MSM"). The MSM that must be maintained by a Class 4 insurer is the greater of (i) $100 million, or (ii) 50% of net premium written (with a credit for reinsurance ceded not exceeding 25% of gross premiums), or (iii) 15% of net aggregate loss and loss expense provisions and other insurance reserves, or (iv) 25% of the ECR (as defined below) as reported at the end of the relevant year. The MSM that must be maintained by a Class 3A insurer is the greater of (i) $1 million, or (ii) 20% of the first $6 million of net premiums written; if in excess of $6 million, the figure is $1.2 million plus 15% of net premiums written in excess of $6 million, or (iii) 15% of net aggregated loss and loss expense provisions and other insurance reserves, or (iv) 25% of its ECR as reported at the end of the relevant year.

Each Class 3A and Class 4 insurer is also required to maintain its available statutory economic capital and surplus at a level equal to or in excess of its enhanced capital requirement ("ECR"), which is established by reference to either the BSCR model or an approved internal capital model. The BMA has also implemented the economic balance sheet ("EBS") framework, which is used as the basis to determine an insurer's ECR. Under the EBS framework, assets and liabilities are mainly assessed and included on the EBS at fair value, with the insurer's U.S. GAAP balance sheet serving as a starting point. The model also requires insurers to estimate insurance technical provisions, which consist of the insurer's insurance related balances valued based on best-estimate cash flows, adjusted to reflect the time value of money, with the addition of a risk margin to reflect the uncertainty in the underlying cash flows. The ECR shall at all times equal or exceed the respective Class 3A and Class 4 insurer's MSM and may be adjusted in circumstances where the BMA concludes that the insurer's risk profile deviates significantly from the assumptions underlying its ECR or the insurer's assessment of its risk management policies and practices used to calculate the ECR applicable to it.

The BSCR model is a risk-based capital model which provides a method for determining a Class 3A and Class 4 insurer's capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of the Class 3A and Class 4 insurer's business.

While not specifically referred to in the Insurance Act, the BMA has also established a target capital level ("TCL") for each insurer equal to 120% of its ECR. While qualifying insurers are not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight.

Eligible Capital

To enable the BMA to better assess the quality of an insurer's capital resources, Class 3A and Class 4 insurers are required to disclose the makeup of its capital in accordance with the recently introduced '3-tiered capital system'. Under this system, all of the insurer's capital instruments will be classified as either basic or ancillary capital, which in turn will be classified into one of three tiers based on their "loss absorbency" characteristics. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the insurer's MSM, ECR and TCL.

Insurance Code of Conduct

All Bermuda insurers are required to comply with the BMA's Insurance Code of Conduct, which establishes duties, requirements and standards to be complied with to ensure each insurer implements sound corporate governance, risk management and internal controls. Failure to comply with these requirements will be a factor taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner under the Insurance Act and in calculating the operational risk charge applicable in accordance with the insurer's BSCR model (or an approved internal model).

Restrictions on Dividends and Distributions

Class 3A and Class 4 insurers are prohibited from declaring or paying a dividend if it is in breach of its MSM or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA. Further, any insurer that fails to comply with its ECR is also prohibited from declaring and paying any dividends until the failure has been rectified.

In addition, Class 3A and Class 4 insurers are prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer's directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio.

Reduction of Capital

No Class 3A and Class 4 insurer may reduce its total statutory capital by 15% or more, as set out in its respective previous year's financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer's paid in share capital, its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).

Fit and Proper Controllers

The BMA maintains supervision over the controllers (as defined herein) of all Bermuda registered insurers. For so long as shares of SiriusPoint are listed on the NYSE or another recognized stock exchange, the Insurance Act requires that the BMA be notified in writing within 45 days of any person becoming, or ceasing to be, a controller.

A controller includes (i) the managing director of the registered insurer or its parent company; (ii) the chief executive of the registered insurer or of its parent company; (iii) a shareholder controller (as defined below); and (iv) any person in accordance with whose directions or instructions the directors of the registered insurer or of its parent company are accustomed to act. All registered insurers are required to give written notice to the BMA of a change in controller(s) within 45 days of becoming aware of such change. The BMA may object to a controller and require the controller to reduce its shareholdings and direct, among other things, that voting rights attaching to the shares shall not be exercisable.

The definition of shareholder controller generally refers to (i) a person who holds 10% or more of the shares carrying rights to vote at a shareholders' meeting of the registered insurer or its parent company, or (ii) a person who is entitled to exercise 10% or more of the voting power at any shareholders' meeting of such registered insurer or its parent company, or (iii) a person who is able to exercise significant influence over the management of the registered insurer or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of, the voting power at any shareholders' meeting.

In addition, all Bermuda insurers (and, in respect of the parent company of an insurance group) are required to give the BMA written notice of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. An officer in relation to an insurer or the parent company of an insurance group includes a director, chief executive or senior executive performing the duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

Notification of Material Changes

All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.

Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to the BMA. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda if it is satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities and that such cooperation is in the public interest.

Insurance Agent Reporting Requirements

The BMA's Insurance Brokers and Insurance Agents Code of Conduct requires insurance agents to file an insurance agents return, which requires, among other matters, details around directors and officers of the insurance agent, services provided by the agent and details of the insurers for which the agent has been appointed. In addition, under the Insurance Act, insurance agents are required to notify the BMA of certain events, such as failure to comply with a condition imposed upon it by the BMA or the occurrence of a cyber reporting event.

Group Supervision

The BMA acts as the group supervisor for SiriusPoint and its subsidiaries (the "Regulatory Group") and has designated SiriusPoint Bermuda, a Class 4 licensed Bermuda-based reinsurance company, which is the most strictly regulated insurance classification, as the designated insurer for group supervisory and solvency purposes ("Designated Insurer"). As the Designated Insurer, SiriusPoint Bermuda is required to facilitate compliance by the Regulatory Group with group insurance solvency and supervision rules.

As group supervisor, the BMA performs a number of supervisory functions including (i) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out a supervisory review and assessment of the Regulatory Group; (iii) carrying out an assessment of the Regulatory Group's compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating, with other competent authorities, supervisory activities in respect of the Regulatory Group, both as a going concern and in emergency situations; (v) coordinating any enforcement action that may need to be taken against the Regulatory Group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.

Group Solvency and Group Supervision

The current supervision and solvency rules (together, "Group Rules") apply to the Regulatory Group so long as the BMA remains SiriusPoint's group supervisor. Through the Group Rules, the BMA may take action that affects SiriusPoint. Under the Group Rules, the Regulatory Group is required to annually prepare and submit to the BMA group audited financial statements prepared in accordance with GAAP, group statutory financial statements, a group capital and solvency return, an annual group statutory financial return, a Group Solvency Self-Assessment ("GSSA"), and a financial condition report. The GSSA assesses the quality and quantity of the capital required to adequately cover the risks to which the insurance group is exposed. In particular, the GSSA should, among other things, include consideration of the relationship between risk management, the quality and quantity of capital resources, the impact of risk mitigation techniques and diversification and correlation effects between material risks; describe the Regulatory Group's risk appetite; be forward-looking; include appropriate stress and scenario testing and appropriately reflect all assets and liabilities, material off-balance sheet arrangements, material intra-group transactions, relevant managerial practices, systems and controls and a valuation basis that is aligned with the risk characteristics and business model of the group. The Regulatory Group is also required to maintain available statutory economic capital and surplus in an amount that is at least equal to or exceeds the value of its group ECR provided that the group ECR shall at all times be an amount equal to or exceeding the group minimum solvency margin. The BMA has established a group target capital level equal to 120% of group ECR. In addition, under the tiered capital requirements, all of the Regulatory Group's capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their "loss absorbency" characteristics. Highest quality capital will be classified Tier 1 Capital, and lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. A minimum threshold of Tier 1 Capital and maximum thresholds of Tier 2 and Tier 3 Capital used to satisfy the Regulatory Group MSM and Regulatory Group ECR requirements are specified under the rules.

In addition, the Designated Insurer is required to file quarterly group financial returns for the Regulatory Group, ensure that the Regulatory Group appoints an individual approved by the BMA to be the group actuary who is qualified to provide an opinion on the insurance group's insurance technical provisions and an auditor approved by the BMA to audit the financial statements of the insurance group.

Group Governance

The Group Rules require the Board of Directors of SiriusPoint (the "Parent Board") to establish and effectively implement corporate governance policies and procedures, which must be periodically reviewed to ensure they continue to support the overall organizational strategy of the Regulatory Group. In particular, the Parent Board must:

- ensure that operational and oversight responsibilities of the group are clearly defined and documented and that the reporting of material deficiencies and fraudulent activities are transparent and devoid of conflicts of interest;

- establish systems for identifying on a risk-sensitive basis those policies and procedures that must be reviewed annually and those policies and procedures that must be reviewed at other regular intervals;

- establish a risk management and internal controls framework and ensure that it is assessed regularly and such assessment is reported to the Parent Board, the chief executive officer and senior executives;

- establish and maintain sound accounting and financial reporting procedures and practices for the Regulatory Group; and

- establish and keep under review group functions relating to actuarial, compliance, internal audit and risk management functions which must address certain specific requirements as set out in the Group Rules.

Economic Substance Act

In December 2018, the Economic Substance Act 2018 (the "ESA") came into effect in Bermuda. Under the provisions of the ESA, every Bermuda registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside of Bermuda that carries on as a business engaged in one or more "relevant activities" referred to in the ESA must satisfy economic substance requirements by maintaining a substantial economic presence in Bermuda. Under the ESA, insurance or holding entity activities (both as defined in the ESA and Economic Substance Regulations 2018) are relevant activities. To the extent that the ESA applies to any of our entities registered in Bermuda, we will be required to demonstrate compliance with economic substance requirements by filing an annual economic substance declaration with the Registrar of Companies in Bermuda.

Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the E.U. of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/ or may be struck off as a registered entity in Bermuda.

Cyber Code and Reporting Events

In October 2020, the BMA issued the Insurance Sector Operational Cyber Risk Management Code of Conduct ("Cyber Code") which applies to all registered insurers, insurance managers and intermediaries (e.g. agents, brokers, insurance market place providers). The Cyber Code establishes duties, requirements, standards, procedures and principles to be complied with in relation to operational cyber risk management and is designed to promote the stable and secure management of information technology systems of regulated entities. The Cyber Code defines a cyber reporting event as being any act that results in the unauthorized access to, disruption or misuse of the electronic systems or information stored on such systems of a licensed undertaking, including any breach of security leading to the loss or unlawful destruction or unauthorized disclosure of or access to such systems or information, where (i) a cyber reporting event has the likelihood of adversely impacting policyholders or clients; (ii) an insurer has reached a view that there is a likelihood that loss of its system availability will have an adverse impact on its insurance business; (iii) an insurer has reached the view that there is a likelihood that the integrity of its information or data has been compromised and may have an adverse impact on its insurance business; (iv) an insurer has become aware that there is a likelihood that there has been unauthorized access to its information systems whereby such would have an adverse impact on its insurance business; or (v) an event has occurred for which a notice is required to be provided to a regulatory body or governmental agency. Cyber reporting events are only reportable to the BMA where the event results in a significant adverse impact to the regulated entity's operations, their policyholders or clients.

Certain Other Bermuda Law Considerations

All Bermuda companies must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company's assets would thereby be less than its liabilities. The Segregated Accounts Companies Act of 2000 stipulates its own solvency test for the declaration of dividends and distributions for segregated accounts, which takes into account the solvency of the segregated account in question, rather than the solvency of the company itself.

Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place in Bermuda. As an exempted company, SiriusPoint may not participate in certain business transactions, including the carrying on of business of any kind in Bermuda, except in furtherance of its business carried on outside Bermuda or under license granted by the Minister of Finance. Generally, it is not permitted without a special license granted by the Minister of Finance to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda.

The Personal Information Protection Act 2016 ("PIPA") is the principal Bermuda legislation regulating the right to personal informational privacy. In December 2016, PIPA sections relating generally to the establishment, staffing, funding, and general powers of the Privacy Commissioner came into force. In January 2020 a Privacy Commissioner was appointed. However, PIPA's remaining provisions could come into effect from Spring 2023, implemented in phases, with certain rules enforced for some organizations before others.

U.S. Insurance Regulation

State-Based Regulation

SiriusPoint's U.S.-based insurance and reinsurance operating subsidiaries are subject to regulation and supervision in each of the states where they are domiciled and where they are licensed to conduct business. Generally, state regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, statutory deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and loss adjustment expenses, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, annual and other report filings and market conduct.

SiriusPoint's U.S.-based insurance and reinsurance subsidiaries, and their respective domiciliary state regulators (the "Domiciliary States") are as follows:

- SiriusPoint America Insurance Company (New York State Department of Financial Services);
- Oakwood Insurance Company (Tennessee Department of Commerce and Insurance); and
- SiriusPoint Specialty Insurance Corporation (New Hampshire Insurance Department).

State Accreditation and Monitoring

All state insurance regulatory bodies with jurisdiction over SiriusPoint's U.S.-based insurance and reinsurance subsidiaries are accredited by the National Association of Insurance Commissioners ("NAIC"). Accredited states generally follow the model laws developed by the NAIC. However, there are jurisdictional differences that require reference to each state's insurance laws. States have laws establishing the standards that an insurer must meet to maintain its license to write business. In addition, all states, including the Domiciliary States, have enacted laws substantially similar to the NAIC's risk-based capital ("RBC") standards for property and casualty companies, which are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. The RBC formula for property and casualty insurance companies measures three major areas of risk: (i) underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from market and/or credit risk; and (iii) off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and excessive premium growth. RBC reports are provided annually to state regulators as part of an insurer's financial reporting requirements. Insurers having less total adjusted capital than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. As of December 31, 2022, SiriusPoint's U.S. domiciled subsidiaries exceeded all required RBC regulatory thresholds.

The NAIC has a set of financial relationship tests known as the Insurance Regulatory Information System to assist state insurance regulators in monitoring the financial condition of insurance companies and identifying companies that require special regulatory attention operating in their respective states. Insurance companies generally submit data annually to their domiciliary state regulator, which in turn analyzes the data using prescribed financial data ratios ("IRIS ratios"), each with defined "usual ranges". Generally, regulators will begin to investigate or monitor an insurance company if its IRIS ratios fall outside the usual ranges for four or more of the ratios. If an insurance company has insufficient capital, regulators may act to reduce the amount of insurance it can issue or, in severe situations, assume control of the company. None of SiriusPoint's U.S.-based (re)insurance subsidiaries is currently subject to regulatory scrutiny based on their respective IRIS ratios.

Many states have laws and regulations that limit an insurer's ability to exit a market. Some states also limit canceling or non-renewing certain policies for specific reasons. State insurance laws and regulations include numerous provisions governing marketplace activities of insurers, including provisions governing marketing and sales practices, policyholder services, claims management and complaint handling. State regulatory authorities generally test and enforce these provisions through periodic market conduct examinations. These laws are applicable to certain types of primary insurance policies, but not applicable to reinsurance.

States have adopted laws modeled on the NAIC's Risk Management and Own Risk and Solvency Assessment Model Act ("ORSA Model Act") to strengthen the ability of regulators to understand and regulate the risk-management practices of insurers and insurance groups. The ORSA Model Act requires insurers meeting premium thresholds to: (i) maintain a risk-management framework and (ii) annually submit a comprehensive report designed to assess the adequacy of an insurer's risk-management practices, including risks related to the insurer's future solvency position. Each of the Domiciliary States has substantially adopted the ORSA Model Act, and SiriusPoint's U.S.-based (re)insurance subsidiaries are in compliance with the ORSA Model Act as adopted by the Domiciliary States.

Holding Company Regulation

As a holding company, SiriusPoint is subject to the state insurance holding company statutes as well as certain other laws of each of the Domiciliary States. The insurance holding company statutes generally require an insurance holding company and insurers that are members of such holding company system to register with their domestic insurance regulators and to file certain reports with those authorities, including information concerning their capital structure, ownership, financial condition, certain intercompany transactions and general business operations.

The NAIC's amended Insurance Holding Company System Regulatory Model Act (the "Amended Holding Company Model Act"), addresses the concept of "enterprise risk" within an insurance holding company system and provides enhanced authority for states to regulate insurers as well as their affiliated entities and imposed more extensive informational requirements on parents and other affiliates of licensed insurers or reinsurers for the purpose of protecting licensed companies from enterprise risk. The Amended Holding Company Model Act requires the ultimate controlling person in an insurer's holding company structure to identify and annually report to state insurance regulators material risks within the structure that could pose enterprise risk to the insurer. Each of the Domiciliary States has substantially adopted the Amended Holding Company Model Act.

Acquisition of Control

Insurance holding company laws generally provide that no person or entity may acquire control of an insurance company, or a controlling interest in any parent company of an insurance company, without the prior approval of such insurance company's domiciliary state insurance regulator. Control is generally presumed to exist if any person acquires, directly or indirectly, 10% or more of the voting securities of an insurance company. This statutory presumption of control may be rebutted by showing that control does not exist in fact. Control may also be deemed to exist upon the possession of the power to direct or cause the direction of the management and policies of any person, whether through ownership of voting securities, by contract or otherwise.

To obtain approval of any acquisition of control, the proposed acquirer must file with the applicable insurance regulator an application disclosing, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will affect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. In considering an application to acquire control of an insurer, an insurance commissioner generally will consider such factors as the experience, competence and financial strength of the applicant, the integrity of the applicant's board of directors and executive officers, the acquirer's plans for the management and operation of the insurer, and any anti-competitive results that may arise from the acquisition. Regulations pertaining to an acquisition of control of an insurance company may impact a person or entity's ability to acquire SiriusPoint, as well as SiriusPoint's ability to acquire an insurance company.

Guaranty Funds and Mandatory Shared Market Mechanisms

All states within the U.S. and the District of Columbia have insurance guaranty fund laws requiring insurance companies doing business within those jurisdictions to participate in guaranty associations. SiriusPoint's U.S.-based insurance and reinsurance subsidiaries may be required to participate in guaranty funds to help pay the obligations of impaired, insolvent or failed insurance companies to their policyholders and claimants. Such participation generally includes an assessment based on the premiums written by the insurer in such state applicable to particular lines of business.

Pricing, Investments and Dividends

Nearly all states have insurance laws requiring licensed property and casualty insurance companies to file their rates, rules and policy or coverage forms with the state's regulatory authority. In most cases, such rates, rules and forms must be approved prior to use. While pricing laws vary from state to state, their objectives are generally to ensure that rates are not excessive, unfairly discriminatory or used to engage in unfair price competition. The ability and timing of SiriusPoint's U.S.-based (re)insurance subsidiaries to increase rates are dependent upon the regulatory requirements in each state where policies are sold.

SiriusPoint's U.S.-based (re)insurance subsidiaries are subject to state laws and regulations that require investment portfolio diversification and that dictate the quality, quantity and general types of investments they may hold. Non-compliance may cause non-conforming investments to be non-admitted when measuring statutory surplus and, in some instances, may require divestiture. SiriusPoint's investment/finance units continually monitor portfolio composition to ensure compliance with the investment rules applicable to each (re)insurance subsidiary.

Under the insurance laws of the Domiciliary States, an insurer is restricted with respect to the timing and the amount of dividends it may pay without prior approval by regulatory authorities. Under the current law of the State of Tennessee, where Oakwood Insurance Company ("Oakwood") is domiciled, an insurer has the ability, without the prior approval of the regulatory authority and subject to the availability of earned surplus, to pay dividends or make distributions which, together with dividends or distributions paid during the preceding twelve months, do not exceed the greater of (i) 10% of the insurer's surplus as regards policyholders as of the immediately preceding year end or (ii) the net income of the insurer (excluding realized capital gains) for the preceding twelve-month period ending as of the immediately preceding year end. Under the current law of the State of New York, where SiriusPoint America is domiciled, an insurer has the ability to pay dividends during any 12-month period without the prior approval of the regulatory authority in an amount set by a formula based on the lesser of adjusted net investment income, as defined by statute, or 10% of statutory surplus, in both cases as most recently reported to the regulatory authority, subject to the availability of earned surplus and subject to dividends paid in prior periods. Under the current law of New Hampshire, where SiriusPoint Specialty is domiciled, an insurer has the ability to pay dividends during any 12-month period without the prior approval of the regulatory authority in an amount set by formula based on the lesser of ten percent of such insurer's surplus as regards policyholders as of the December 31, next preceding; or the net income, not including realized capital gains, for the 12-month period ending December 31, next preceding. The insurance laws and regulations of the Domiciliary States also require that an insurer's surplus as regards policyholders following any dividend or distribution be reasonable in relation to such insurer's outstanding liabilities and adequate to meet its financial needs.

Based upon these formulas, as of December 31, 2022, SiriusPoint America has dividend capacity without prior approval of the applicable regulatory authority, while Oakwood and SiriusPoint Specialty do not have dividend capacity without prior approval of the applicable regulatory authorities.

U.S. Federal Regulation Affecting the Insurance Industry

SiriusPoint's U.S.-based insurance and reinsurance subsidiaries are not federally regulated, but they are impacted by other federal regulations targeted at the insurance and other industries. From time to time, federal measures are proposed that may significantly affect the insurance business, for example, the Terrorism Risk Insurance Act. The Terrorism Risk Insurance Act provides a federal backstop to all U.S.-based property and casualty insurers for insurance-related losses resulting from any act of terrorism on U.S. soil or against certain U.S. air carriers, vessels or foreign mission.

The federal government also has issued certain orders and regulations that require SiriusPoint's U.S.-based (re)insurance subsidiaries to establish certain internal controls. Most significant of these regulations is the U.S. Treasury Department Office of Foreign Asset Control ("OFAC"). OFAC proscribes transactions with specially designated nationals ("SDNs") and blocked countries due to ties with matters such as terrorism, drugs and money laundering. Insurance and reinsurance transactions with SDNs and blocked countries are prohibited and violation can result in significant fines.

While the federal government does not directly regulate the insurance business, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") made sweeping changes to the regulation of financial services entities, products and markets.

The Dodd-Frank Act established the Federal Insurance Office ("FIO") within the Treasury Department to monitor the insurance industry and certain lines of business. The FIO is designed principally to exercise a monitoring and information-gathering role, rather than a regulatory role. The director of the FIO has submitted reports to Congress regarding (i) how to modernize and improve the system of insurance regulation in the U.S., (ii) the impact of Part II of the Nonadmitted and Reinsurance Reform Act of 2010 and (iii) the global reinsurance market and the regulation of reinsurance. These activities could ultimately lead to changes in the regulation of certain insurers and reinsurers in the United States.

The Dodd-Frank Act also authorizes the FIO to assist the Treasury Department in negotiating covered agreements. A covered agreement is an agreement between the U.S. and one or more foreign governments, authorities or regulatory entities, regarding prudential measures with respect to insurance or reinsurance. The FIO is further charged with determining, in accordance with the procedures and standards established under the Dodd-Frank Act, whether state laws are preempted by a covered agreement. Pursuant to this authority, in September 2017, the U.S. and the European Union signed a covered agreement (the "Covered Agreement") to address, among other things, reinsurance collateral requirements. U.S. state regulators had 60 months, or five years, to adopt reinsurance reforms removing reinsurance collateral requirements for European Union reinsurers that meet the Covered Agreement's prescribed minimum conditions or else state laws imposing such reinsurance collateral requirements could have been subject to federal preemption. On June 25, 2019, the NAIC Executive Committee and Plenary adopted revisions to the Credit for Reinsurance Model Law and Regulation ("Model Law and Regulation") which incorporate relevant provisions of the Covered Agreement. Thereafter, individual states began a process of adopting the Model Law and Regulation. As of August 2022, all 50 states and 6 U.S. territories incorporated revisions of the Credit for Reinsurance Model Law to their respective legal frameworks. The reinsurance collateral provisions of the Covered Agreement may increase competition, in particular with respect to pricing for reinsurance transactions, by lowering the cost at which competitors are able to provide reinsurance to U.S. insurers.

Consumer Protection Laws and Privacy and Data Security Regulation

The NAIC has adopted an Insurance Data Security Model Law, which when adopted by the states, will require insurers and other related entities that are licensed under state insurance laws to comply with certain data and information security requirements, such as developing an information security program, conducting risk assessments and overseeing the data security practices of third-party vendors. In addition, certain federal and state laws and regulations require financial institutions, including insurers, to protect the security and confidentiality of nonpublic personal information, including certain health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of such information. State laws regulate use and disclosure of social security numbers and federal and state laws require notice to affected individuals, law enforcement, regulators and others if there is a breach of the security of certain nonpublic personal information, including social security numbers.

Issues surrounding data security and the safeguarding of consumers' protected information are under increasing regulatory scrutiny by state and federal regulators, particularly in light of the number and severity of recent U.S. companies' data breaches. The Federal Trade Commission, the Federal Bureau of Investigation, the Federal Communications Commission, the New York State Department of Financial Services, and the NAIC have undertaken various studies, reports and actions regarding data security for entities under their respective supervision. Some states have recently enacted new insurance laws that require certain regulated entities to implement and maintain comprehensive information security programs to safeguard the personal information of insureds and enrollees. For example, New York requires financial institutions, including certain of SiriusPoint's U.S.-based (re)insurance subsidiaries, to establish a cybersecurity program with specific technical safeguards and requirements regarding governance, incident planning, data management, system testing and regulator notification. In addition, the California Consumer Privacy Act of 2018, which took effect January 1, 2020, requires SiriusPoint to comply with obligations to identify and secure personal data, among other requirements.

SiriusPoint expects cybersecurity risk management, prioritization and reporting to continue to be an area of significant regulatory focus by such regulatory bodies and self-regulatory organizations.

European Insurance Regulation

Businesses that carry out insurance activities in Europe are subject to extensive insurance laws and regulations, including prudential requirements and requirements relating to the manner in which insurance activities are conducted. These laws and regulations are generally designed to protect the interests of policyholders, consumers and claimants, rather than investors.

Prudential regulation and supervision focuses on authorization, ownership and control, resourcing and capital adequacy, risk identification and management, and sound governance. Conduct regulation focuses on the manner in which an insurer or insurance intermediary conducts itself in relation to its interactions with customers. Businesses carrying out insurance activities are primarily regulated and supervised by government authorities within their home jurisdictions.

The regulatory framework promulgated under the Solvency II Directive 2009/138/EC, Commission Delegated Regulation (EU) 2015/35, a number of Commission Implementing Technical Standards and the European Insurance and Occupational Pensions Authority ("EIOPA") Guidelines (the "Solvency II Regulation") for insurance business provides a single set of key prudential requirements that apply to insurance and reinsurance businesses operating within the European Economic Area ("EEA"). It imposes economic risk-based solvency requirements across all member states. The aim of the Solvency II Regulation is to ensure that insurance and reinsurance undertakings are financially sound and can withstand adverse events in order to protect policyholders and the stability of the financial system as a whole. It also aims at the creation of a single market for insurance in the EEA with consistent regulatory requirements and harmonized supervision. The Solvency II Regulation is categorized into three 'pillars', covering quantitative requirements, such as capital requirements designed to ensure that sufficient and appropriate assets are held to cover insurance liabilities and risk exposure (Pillar 1), qualitative requirements relating to governance and risk-management (Pillar 2), and transparency obligations requiring disclosure of extensive information to supervisors and to the public (Pillar 3).

The Solvency II Regulation requirements in respect of insurance groups include group solvency and capital requirements, group disclosure and supervisory reporting, and undertaking a group own risk and solvency assessment. The Bermuda commercial insurance regulatory regime has been approved by the European Commission as being Solvency II equivalent. Therefore, the Solvency II group requirements are capped at the highest European entity, Sirius Group International S.à r.l. Accordingly, the Swedish Financial Supervisory Authority (the "SFSA") is the group supervisor for the Solvency II group, and the BMA has been designated as the group supervisor for SiriusPoint and below.

In addition to the Solvency II Regulation, there are a number of pan-European rules and regulations in relation to the distribution of insurance in the EEA. The Insurance Distribution Directive (EU/2016/97) (the "IDD") was implemented in all EEA states by October 1, 2018. The IDD applies to all distributors of insurance and reinsurance products (including insurers and reinsurers selling directly to customers) and intends to strengthen the regulatory regime applicable to distribution activities through increased transparency, information and conduct requirements.

The General Data Protection Regulation (EU 2016/679) ("GDPR") became effective on May 25, 2018. The GDPR is intended to harmonize data protection procedures and enforcement across the EU and achieve consistency with the system for ensuring privacy online and it is directly applicable to data controllers and data processors in all member states. Many of the provisions of the GDPR have a significant impact on data controllers and processors who are active within the EEA, and those who are located outside it, including SiriusPoint. The penalties for breach of GDPR and IDD are substantial.

Sweden Insurance Regulation

SiriusPoint International is subject to regulation and supervision by the SFSA. As Sweden is a member of the EU, the SFSA supervision of branches is recognized across all locations within the EU (apart from customer conduct that is regulated and supervised locally across the EU). The SFSA has broad supervisory and administrative powers over such matters as licenses, governance and internal control, standards of solvency, investments, methods of accounting, form and content of financial statements, minimum capital and surplus requirements, and annual and other report filings. Non-compliance can be sanctioned by warnings, fees or withdrawal of license.

The Solvency II Regulation is implemented in Sweden primarily through the Swedish Insurance Business Act (Sw. *försäkringsrörelselag (2010:2043)*) (the "IBA"), the measures set out in the Commission Delegated Regulation (EU) 2015/35 and the Commission Implementing Technical Standards and have direct effect in Sweden. The IBA, the Commission Delegated Regulation (EU) 2015/35 and the Commission Implementing Technical Standards constitute the main legal framework applicable to insurance business in Sweden. In addition, the SFSA and EIOPA issues regulations and general guidelines. Supplementary company law for most insurance companies is provided in the Swedish Companies Act (Sw. *aktiebolagslagen (2005:551)*).

Insurance companies are obliged to provide, on an ongoing basis, information about their financial status, and the SFSA may conduct on-site inspections and review the operations at any time. In addition to what is required under the Solvency II Regulation, Swedish insurance companies must conduct the business in accordance with "generally accepted insurance practices".

Safety Reserve

Subject to certain limitations under Swedish law, SiriusPoint International is permitted to transfer pre-tax income amounts into a reserve referred to as a "Safety Reserve." Under local statutory requirements, an amount equal to the deferred tax liability on SiriusPoint International's Safety Reserve is included in Solvency Capital. Access to the Safety Reserve is generally restricted to cover insurance and reinsurance losses and to cover a breach of the Solvency Capital Requirement. Similar to the approach taken by Swedish regulatory authorities, most major rating agencies generally take into account the Safety Reserve in SiriusPoint International's regulatory capital when assessing SiriusPoint International and SiriusPoint's financial strength.

As of December 31, 2022, SiriusPoint International's Safety Reserve was SEK 6.0 billion, or $576.9 million (based on the December 31, 2022 SEK to USD exchange rate). Under Swedish GAAP, an amount equal to the Safety Reserve, net of a related deferred tax liability established at the Swedish tax rate, is classified as common shareholders' equity. Generally, this deferred tax liability ($118.9 million based on the December 31, 2022 SEK to USD exchange rate) is required to be paid by SiriusPoint International if it fails to maintain prescribed levels of premium writings and loss reserves in future years. As a result of the indefinite deferral of these taxes, the related deferred tax liability is not taken into account by Swedish regulatory authorities for purposes of calculating Solvency Capital under Swedish insurance regulations.

Change of Control

The acquisition of a "qualifying holding" directly or indirectly in SiriusPoint International requires approval from the SFSA prior to completion. "Qualifying holding" means:

• a direct or indirect ownership in an undertaking, where the holding represents 10% or more of the equity capital or of all voting participating interests; or

• the ability to exercise a significant influence over the management of the undertaking (e.g. possible shareholder agreements which might have an impact on the influence over the undertaking)

In addition, approval from the SFSA must be obtained when the holding is increased so that the holding represents or exceeds 20%, 30% or 50% of the equity capital or of all voting participating interests, or when the company becomes a subsidiary. The same is valid if there is a decrease. When certain persons or companies act in concert, their holdings are aggregated to determine whether such persons or companies acquire a qualifying holding or cross any relevant threshold.

The SFSA assesses the suitability of the acquirer and will generally grant authorization if, among other things, the acquisition is found to be financially sound. The SFSA will also assess the acquirer's reputation, financial standing and possible links to money laundering and financing of terrorism. The ownership assessment also encompasses a suitability assessment of the management of all legal persons' acquiring a qualifying holding in Sirius International.

United Kingdom Insurance Regulation

The financial services industry in the United Kingdom is currently dual-regulated by the Financial Conduct Authority (the "FCA") and the Prudential Regulation Authority (the "PRA") (collectively, the "U.K. Regulators"). Prudential regulation and supervision of insurance undertakings is carried out by the PRA and the regulation and supervision of conduct matters is carried out by the FCA. All insurers and Lloyd's managing agents are regulated by both the PRA and the FCA, while businesses that only carry on insurance intermediary activities are solely regulated by the FCA for both prudential and conduct matters. The Financial Policy Committee (which is within the Bank of England) is responsible for the overall prudential regulation of the financial services industry.

There remains some considerable uncertainty as to the legal and regulatory landscape that will exist in respect of the U.K. insurance regulatory regime and the future approach U.K. legislation and regulation may take following the U.K.'s transition from the EU in 2020 and as to the terms and embedding of any future transitional agreements.

SiriusPoint's U.K.-based authorized insurance subsidiaries are as follows:

•   Sirius International Managing Agency Limited, a Lloyd's managing agent that is dual-regulated by the PRA and FCA and supervised by Lloyd's; and

•   A La Carte Healthcare Limited and IMG Europe Limited, both insurance intermediaries regulated by the FCA.

SiriusPoint International Insurance Corporation (publ) had previously been operating in the U.K. under an EEA branch passporting license and has applied to the PRA to transform the branch to a third country insurance branch. Approval from the PRA to operate the third country insurance branch was granted in March 2022. SiriusPoint International Insurance Corporation (publ) is also supporting the 1945 Syndicate through Sirius International Corporate Member, a corporate member of Lloyd's.

PRA and FCA regulation

The primary statutory objectives of the PRA in relation to its supervision of insurers are (i) to promote their safety and soundness; and (ii) to contribute to the securing of an appropriate degree of protection for policyholders or those who may become policyholders. As conduct regulator, the FCA also acts to protect policyholders but the FCA's focus is to ensure that consumers are treated fairly when dealing with insurers and insurance intermediaries while the PRA's focus is to ensure that policyholders have appropriate protection in respect of the cover for the risks that they are insured against.

The U.K. Regulators have extensive powers to intervene in the affairs of the insurance businesses that they regulate and to monitor compliance with their objectives, including amending (including by imposing limitations on) or withdrawing a firm's authorization, prohibiting individuals from carrying on regulated activities, suspending firms or individuals from undertaking regulated activities and fining or requiring compensation from firms and individuals who breach their rules.

Businesses carrying out insurance activities in the U.K. must not only comply with the PRA's requirements (as set out in the PRA Rulebook) and the FCA's requirements (as set out in the FCA Handbook) but also a wide range of U.K. insurance legislation. The most notable of such legislation is the Financial Services and Markets Act 2000 ("FSMA"), which includes the requirements for becoming authorized to carry out regulated insurance activities, regulated and prohibited activities of an insurance company, the approval process for the acquisition or disposal of control of insurance companies, rules on financial promotions, transfers of insurance portfolios and market abuse provisions. This is complemented by a range of statutory instruments on certain subjects, for example the authorization or exemption process. In addition, U.K. companies carrying out insurance activities must comply with general legislation, such as the U.K. Companies Act 2006.

Lloyd's regulation

As well as regulating insurers and insurance intermediaries, the U.K. Regulators also regulate Lloyd's. The U.K. Regulators and Lloyd's have common objectives in ensuring that the Lloyd's market is appropriately regulated. Lloyd's is required to implement certain rules prescribed by the U.K. Regulators by the powers it has under the Lloyd's Act of 1982 ("Lloyd's Act") relating to the operation of the Lloyd's market. In addition, each year the U.K. Regulators require Lloyd's to satisfy an annual solvency test that measures whether Lloyd's has sufficient assets in the aggregate to meet all the outstanding liabilities of its members. The PRA and the FCA can give directions to Lloyd's in order to advance their statutory objectives.

The governing body of the Lloyd's market is the Council of Lloyd's (the "Council"). The Council is responsible for the supervision and management of the Lloyd's market and it has the power to regulate and direct the business of the market. The Lloyd's Act, bylaws, requirements made under bylaws, principles for doing business ('Principles,' previously, minimum standards, which were transitioned in 2022 to outcome based principles for doing business), guidance, codes of conduct and bulletins issued by or under the authority of the Council together contain the powers and requirements that apply in respect of businesses operating in the Lloyd's market. In addition, Lloyd's prescribes, in respect of its managing agents and corporate and individual members ("Members"), Principles relating to their management and control, financial resources and various other requirements. In addition, as dual-regulated firms, managing agents must comply with the relevant parts of the PRA Rulebook and the FCA Handbook (including FCA capital resources requirements). SiriusPoint participates in the Lloyd's market through the 100% ownership of Sirius International Corporate Member, which is the sole member of Syndicate 1945. Syndicate 1945 commenced underwriting on July 1, 2011 and is managed by another wholly-owned subsidiary within SiriusPoint, Sirius International Managing Agency. Lloyd's approved net capacity for Syndicate 1945 in 2023 is £114.0 million, or approximately $137.7 million (based on the December 31, 2022 GBP to USD exchange rate). Stamp capacity is a measure of the amount of net premium (gross premiums written less acquisition costs) that a syndicate is authorized by Lloyd's to write.

Sirius International Corporate Member, as a Member of Lloyds, is required to contribute 0.35% of Syndicate 1945's premium income limit for each year of account to the Lloyd's Central Fund ("Central Fund"). If a Member is unable to pay its obligations to policyholders, such obligations may be payable by the Central Fund. If Lloyd's determines that the Central Fund needs to be increased, it may levy premiums on current Members. The Council of Lloyd's has discretion to call upon up to 5% of a Member's underwriting capacity in any one year as a Central Fund contribution.

The underwriting capacity of a Member must be supported by providing a deposit in the form of cash, securities, letters of credit or guarantees ("Funds at Lloyd's") in an amount to be determined pursuant to the Members' capital requirements set by Lloyd's.

The amounts of capital required by Lloyd's to be maintained in the form of Funds at Lloyd's to support the activities of the Members of a syndicate is determined by a combination of the managing agent's assessment of capital requirements for the syndicate, and review and challenge by Lloyd's. The managing agent's assessment of capital requirements for the syndicate determines its view of the Solvency Capital Requirement ("SCR"); this represents the capital needed to support the syndicate, based on modeling individual syndicate robustness against the risk environment in which the syndicate operates. Lloyd's may or may not approve the level of SCR as submitted by the managing agent and has the authority to require the SCR to be increased. The approved or amended SCR is then uplifted by an economic capital margin (currently a flat 35% for all syndicates) to produce an amount of syndicate capital known as the economic capital assessment ("ECA"). The level of the ECA is set to ensure that Lloyd's overall aggregate capital is maintained at a level necessary to retain its desired rating, as well as to meet the requirements of the U.K. Regulators. Any failure to comply with these requirements may affect the amount of business which the syndicate may underwrite and/or could result in sanctions being imposed by Lloyd's and/or the U.K. Regulators. The process and the method by which the required capital is calculated may alter from year to year and may affect the level of participation of Members in a particular syndicate.

In addition to a Member's Funds at Lloyd's, at a syndicate level insurance premiums are held in a premium trust fund for the benefit of policyholders whose contracts are underwritten by the syndicate and these funds are the first resources used to pay claims made by policyholders of that syndicate.

Lloyd's has wide discretionary powers to regulate a Member's underwriting. All syndicates at Lloyd's must also submit their business plans to Lloyd's for approval and amendments or restrictions may be applied to proposed business plans or, in extreme circumstances, approval may be refused which would lead to that syndicate ceasing to underwrite for the following year of account.

Change of Control

The change of control requirements in the U.K. are similar to the Swedish regulatory requirements. Prior regulatory consent is required before a person (alone or together with any associates) can acquire direct or indirect control over a U.K. authorized firm. The change of control requirements apply whether such change of control results from an external acquisition or an internal restructuring resulting in a new controller. For U.K. authorized insurance intermediaries, the control threshold percentages are amended such that there is a single 20% threshold where prior regulatory consent is required. In relation to the acquisition or increase of direct or indirect control over a Lloyd's managing agent or Lloyd's corporate member, such as Sirius International Managing Agency Limited and Sirius International Corporate Member Limited respectively, prior approval is also required from Lloyd's. Prior approval is also required where a person (together with any associates) increases its holding of shares or voting power from (i) less than 20% to 20% or more, (ii) less than 30% to 30% or more, and (iii) less than 50% to 50% or more.

Human Capital

We are focused on building a performance and results-driven culture which strives to get the best out of all of our people and to help them to maximize their full potential. We want to build a culture that has deep values, enables people to succeed, and has a focus on delivering for our customers, our people, our shareholders and the communities in which we operate.

We are passionate about developing and strengthening our current and future talent pipelines through talent reviews, succession planning, and helping people to build their skills with us. We have a clear focus on identifying successors for our top three layers in the organization to support long term business resilience.

As of December 31, 2022, we had 1,185 employees across 11 countries. Of the total number of employees, 41% (486 employees) sit outside of North America. Our gender mix includes 58% females (688 employees) and 42% males (497 employees). Additionally, 94% (1,109 employees) are employed on a full-time basis and 6% (76 employees) are part-time employees.

To compete and succeed in a highly competitive and rapidly evolving marketplace, we must continue to attract and retain the right people with the right skills, values and behaviors. As part of our efforts, we must also strive to deliver a competitive compensation and benefits program. Most importantly, our overarching goal is to foster a globally focused community where everyone feels included, valued and empowered to be their best selves and do their best work.

Career Development

We place a high priority on continuous learning and professional development, enabling our employees to expand their skills and capabilities to achieve their career goals and perform at their best. The diversity of our business, as well as our global footprint, affords individuals the opportunity to learn and grow through career mobility and immersive learning experiences and in-house topical and on-demand learning opportunities, as well as learning from highly experienced colleagues through on the job learning and mentorship. In addition, we offer tuition and certification reimbursement programs to encourage employees to enhance their education, skills, and knowledge, as well as access to executive coaching.

Our leadership team places significant importance on cultivating, developing, and progressing internal talent. Accordingly, we review our talent development and succession plans for critical roles within each of our business segments and functions regularly, to identify and develop a pipeline of emerging talent for positions at all levels of the organization.

Diversity, Equity, Inclusion, & Belonging

We value and support the unique voices, backgrounds, lifestyles, and contributions of our diverse global employee base that contributes to our culture every day. Diversity, Equity, Inclusion, and Belonging ("DEI&B") are important to our success.

We strive to build an environment that embeds DEI&B into everything we do and enables us to unlock critical drivers of equality, innovation, and success. We want everyone to be included, valued, respected, and supported to unleash their full potential by bringing their whole selves to work.

We are committed to cultivating an inclusive environment that supports efforts and initiatives that help us to attract and retain diverse talent around the globe as we achieve more together.

Culture

At SiriusPoint, our mission is to be an innovative partner, who creates value and who positively impacts a changing world, by combining data, creative thinking, underwriting skill and discipline, to build a sustainable business for our employees, our customers, our shareholders and the communities in which we operate. Our employees and our workplace culture are core to this ambition, grounded in the belief that "we achieve more together". We strive to be a diverse, inclusive, and accessible organization in which all employees are encouraged to bring their full selves to work, contribute to their fullest capability, and are empowered to collaborate, create, and innovate. We are guided by a shared objective to be a trusted and valued business partner, who operates with integrity, speed and agility, underpinned by a relentless focus on customer experience, continuous improvement, and execution.

Workforce Compensation

We align the compensation of our employees with the Company's overall performance and individual performance. We provide competitive compensation opportunities to attract and retain employees to support our business needs. Both management and the Compensation Committee of the Board of Directors engage the services of third-party compensation consultants and advisors to help us monitor the market competitiveness of our incentive programs. We provide a performance-driven compensation structure that consists of base salary and short and long term incentives. We also offer a comprehensive benefits package across all of our locations.

Health and Safety

SiriusPoint is committed to the overall well-being of our employees and their dependents, and we continue to evaluate and adhere to country and local guidance in addressing COVID-19 and other similar influenza type illnesses. We offer comprehensive benefits that supports the health and wellness needs of our employees. SiriusPoint and our U.S. subsidiaries partnered to harmonize the 2023 health benefits and 401(k) plans, resulting in enhanced employee benefits.

Our employee benefits also include flexible spending accounts, wellness initiatives, parental and medical disability leave policies, remote and hybrid work arrangements, sponsoring of social clubs and internal initiatives for improving wellness. Our Employee Assistance Program (EAP) provides counseling and mental health resources for employees and their families to address financial and mental health concerns.

We continue to monitor all health and safety issues, adjusting as necessary to support employees and the operation of the business.

Community Involvement

As a global company, we believe we have a unique opportunity to impact the fabric of the communities in which we live and work. We use our position as an engaged corporate citizen to improve the health, wellness, and growth of our communities, supporting our employees in the commitment of their time and talents to local causes and charitable initiatives.

We encourage you to review our most recent Environmental, Social and Governance Report (located on our website at www.siriuspt.com) for more detailed information regarding our Human Capital programs and initiatives. Nothing on our website, including our Environment, Social and Governance Report or sections thereof, shall be deemed incorporated by reference into this Annual Report.

Available Information

SiriusPoint files annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. You may also access, free of charge, our reports filed with the SEC (for example, our Annual Report, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through the "Investor Relations" portion of our Internet website (www.siriuspt.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. We also make available, free of charge from our website, our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, Governance and Nominating Committee Charter, Investment Committee Charter and Board of Directors Communications Policy. Such information is available to print for any shareholder who sends a request to SiriusPoint Ltd., Attn: Office of the Corporate Secretary, Point Building, 3 Waterloo Lane, Pembroke, Bermuda, HM 08. Our website is included in this Annual Report as an inactive textual reference only. The information found on our website is not part of this or any other report filed with or furnished to the SEC.

Item 1A. Risk Factors

You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report, including our consolidated financial statements and related notes. The risks described below are not the only ones facing us. The occurrence of any of the following risks and uncertainties or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. This Annual Report also contains forward-looking statements and estimates that involve risks and uncertainties. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors, including the risks and uncertainties described below.

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, cash flows and results of operations that you should consider before making a decision to invest in our common shares. These risks include, but are not limited to, the following:

- ***Strategic Risks.*** Strategic risks include failure to execute on our strategy of re-underwriting to reduce underwriting volatility and improving underwriting performance, de-risking our investment portfolio, and transforming our business, including re-balancing our portfolio and growing the Insurance & Services segment; and risks arising from any strategic transactions such as acquisitions, dispositions, investments, mergers or joint ventures or entry into new lines of business.

- ***Catastrophe Risks***. Catastrophe risks include, among other things, the impact of the COVID-19 pandemic or other unpredictable catastrophic events, such as natural perils and other disasters, such as hurricanes, windstorms, earthquakes, floods, wildfires and severe winter weather, on various lines of our business, including predominantly our property catastrophe excess line of business, and also our aviation, casualty, contingency, credit and accident and health (including trip cancellation) businesses.

- ***Insurance Underwriting Risks***. Insurance underwriting risks include inadequate pricing or loss and loss adjustment reserves.

- ***Market, Credit and Liquidity Risks***. Market, credit and liquidity risks include risks related to the performance of financial markets, impact of inflation, foreign currency fluctuations, economic and political conditions, inability to raise the funds necessary to pay the principal of or interest on our outstanding debt obligations and a downgrade or withdrawal of our financial ratings.

- ***Competition Risks***. Competition risks include risks related to our ability to compete successfully in the (re)insurance market and the effect of consolidation in the (re)insurance industry.

- ***Cyber Risks***. Cyber risks include risks related to technology breaches or failures, including those resulting from a malicious cyber-attack on us or our business partners and service providers.

- ***Climate Change Risks***. Climate change risks include risks such as increased severity and frequency of weather-related natural disasters and catastrophes and increased coastal flooding in many geographic areas.

- ***Operational Risks.*** Operational risks include risks related to retention of key employees and internal control deficiencies.

- ***Regulatory and Litigation Risks***. Regulatory and litigation risks include risks related to the outcome of legal and regulatory proceedings, regulatory constraints on SiriusPoint's business, including legal restrictions on certain of SiriusPoint's insurance and reinsurance subsidiaries' ability to pay dividends and other distributions to SiriusPoint, and losses from unfavorable outcomes from litigation and other legal proceedings.

- ***Investment Risks***. Investment risks include reduced returns or losses in SiriusPoint's investment portfolio; our lack of control over our third party asset managers, who invest and manage our capital accounts, limitations on our ability to withdraw our capital accounts and conflicts of interest among various members of TP GP, Third Point LLC and SiriusPoint.

- ***Taxation Risks***. Taxation risks include risks related to SiriusPoint and its non-U.S. subsidiaries' potential exposure to income and withholding taxes, and its significant deferred tax assets, which could become devalued if either SiriusPoint does not generate future taxable income or applicable corporate tax rates are reduced.

- ***Other Risks***. Other risk and uncertainties listed in this Annual Report and any subsequent reports filed with the SEC.

Risks Relating to Our Business

We may not successfully implement our strategic transformation or fully realize the anticipated benefits from the transformation.

As part of our strategic transformation, we have focused on: (i) re-underwriting to reduce underwriting volatility and improve performance, (ii) de-risking our investment portfolio and (iii) re-balancing the business mix in our portfolio and growing the

Insurance & Services segment. Further, as part of our strategic transformation, we made changes to the structure and composition of our international branch network. We reduced the locations from which we underwrite property catastrophe reinsurance. We closed our offices in Hamburg, Miami and Singapore, and reduced our footprint in Liege and Toronto. Following these closures and the scaling of our operations, we will continue to serve clients and underwrite North American property catastrophe business from Bermuda, and international property catastrophe business from Stockholm. See the "*Business - Operational Priorities*" section of this Annual Report for additional information regarding our strategic objectives and the related reorganization.

Our ability to achieve our strategic transformation is subject to a number of risks, including:

- We may experience lower premium growth from our reinsurance business as we reshape our reinsurance book, which may not be offset by increased premiums in our Insurance & Services business or appreciation of our Strategic Investments in the near term or at all.

- We may be unsuccessful in recruiting and retaining the talent required to operate and grow our Insurance & Services business as we face competition for such talent from larger or more well-established companies with a stronger brand association and greater resources.

- We may experience departure of employees with historical institutional knowledge which may be disruptive to, or cause uncertainty in, our business. The failure to ensure a smooth transition and effective transfer of knowledge involving senior employees could hinder our strategic execution.

- Our profitability and share price may be impacted by the loss of premium growth from the reinsurance business as the changes we make to our business take time to implement.

- The transformation may require significant management time and effort and may divert attention from our core existing operations.

We cannot assure you that we will be able to successfully implement our transformation initiatives. Further, our ability to achieve the anticipated benefits of this transformation, including the anticipated levels of cost savings and efficiencies, within expected timeframes is subject to many estimates and assumptions, which are, in turn, subject to significant economic, competitive and other uncertainties, some of which are beyond our control. We may not be able to successfully implement, or fully realize the anticipated positive impact of, our transformation initiatives, or execute successfully on our transformation strategy, in the expected timeframes or at all. In addition, our efforts, if properly executed, may not result in our desired outcome of improved financial performance.

Our results of operations fluctuate from period to period and may not be indicative of our long-term prospects.

The performance of our (re)insurance operations and our investment income fluctuate from period to period. Fluctuations result from a variety of factors, including:

- the performance of our investment portfolio;

- (re)insurance contract pricing;

- our assessment of the quality of available (re)insurance opportunities;

- the volume and mix of (re)insurance products we underwrite;

- seasonality of the (re)insurance businesses;

- loss experience on our (re)insurance liabilities;

- low frequency and high severity loss events;

- competitiveness in relevant (re)insurance markets; and

- our ability to assess and integrate our risk management strategy effectively.

In particular, we seek to underwrite products and make investments to achieve a favorable return on equity over the long term. In addition, our opportunistic strategy and focus on long-term growth in book value will result in fluctuations in total premiums written from period to period. More specifically, as we continue to review our (re)insurance underwriting portfolio, we may not renew prior business that we believe may be inconsistent with our strategic plan or risk appetite or we believe will not generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects as we continue to de-risk our underwriting portfolio.

We may continue to be adversely impacted by inflation.

In 2022, economies around the world experienced heightened levels of inflation, which caused central banks to respond by raising interest rates. In operating our business, we are experiencing the effects of inflation. Furthermore, our operations, like those of other insurers and reinsurers, are susceptible to the effects of inflation because premiums are established before the ultimate amounts of losses and loss expenses are known. Although we consider the potential effects of inflation when setting premium rates, premiums may not fully offset the effects of inflation and thereby essentially result in underpricing the risks we insure and reinsure. Loss reserves include assumptions about future payments for settlement of claims and claims-handling expenses, such as the value of replacing property, associated labor costs for the property business we write and litigation costs. To the extent inflation causes costs to increase above loss reserves established for claims, we will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which may have a material adverse effect on our results of operations or financial condition. Unanticipated higher inflation could also lead to additional interest rate increases, which would negatively impact the value of our fixed income securities and potentially other investments.

Technology breaches or failures, including those resulting from a malicious cyber-attack on us or our business partners and service providers, could disrupt or otherwise negatively impact our business.

Our business depends upon our ability to securely process, store, transmit and safeguard confidential and proprietary information that is in our possession. This information includes confidential information relating to our business, and personally identifiable information and protected health information belonging to employees, customers, claimants and business partners. We implement and maintain reasonable security processes, practices and procedures appropriate to the nature of the information we hold, and we rely on sophisticated commercial control technologies to maintain security and confidentiality of our systems. Nevertheless, our systems are vulnerable to a variety of forms of unauthorized access, including hackers, computer viruses, and cyber-attacks from individual or state actors, as well as breaches that result from employee error or malfeasance or lost or stolen computer devices. For example, the Russia/Ukraine conflict has created heightened cybersecurity threats to our information technology infrastructure.

Furthermore, a significant amount of communication between our employees and our business, banking and investment partners depends on information technology and electronic information exchange. We have licensed certain systems and data from third parties. We cannot be certain that we will have access to these, or comparable systems, or that our technology or applications will continue to operate as intended. In addition, we cannot be certain that we would be able to replace these systems without slowing our underwriting response time. Like all companies, our information technology systems are vulnerable to interruptions or failures due to events that may be beyond our control, including, but not limited to, natural disasters, terrorist attacks and general technology failures.

We believe that we have established and implemented appropriate security measures, controls and procedures to safeguard our information technology systems and to prevent unauthorized access to such systems and any data processed or stored in such systems, and we periodically evaluate and test the adequacy of such measures, controls and procedures. In addition, we have established a business continuity plan which is designed to ensure that we are able to maintain all aspects of our key business processes functioning in the midst of certain disruptive events, including any disruptions to or breaches of our information technology systems. Despite these safeguards, disruptions to and breaches of our information technology systems are possible and may negatively impact our business.

It is possible that insurance policies we have in place with third parties would not entirely protect us in the event that we experienced a breach, interruption or widespread failure of our information technology systems. In addition, in the ordinary course of our business we process personal information and personal health information in connection with claims made under our accident and health business, as well as other business lines. A misuse or mishandling of personal information being sent to or received from an employee, client or other third party could damage our business or our reputation or result in significant monetary damages, regulatory enforcement actions, fines and criminal prosecution in one or more jurisdictions which would not be covered by insurance. Although we attempt to protect this personal information, and have implemented privacy procedures and training programs to mitigate the risk of a privacy breach, we may be unable to protect personal information in all cases. As a result, we could be held responsible for violations of global data privacy laws, such as the General Data Protection Regulation, for our failure, or the failure on the part of our third party vendors or agents, to securely process, store or transmit such personal information. The potential consequences of a material privacy incident include reputational damage, litigation with third parties and remediation costs, which in turn could have a material adverse effect on our results of operations.

The cybersecurity regulatory environment is evolving, and we expect the costs of complying with new or developing regulatory requirements will increase. In addition, as our operations expand to other jurisdictions, we will be required to comply with cybersecurity laws in those jurisdictions, which will further increase our cost of compliance.

Competitors with greater resources may make it difficult for us to effectively market our products.

The (re)insurance industry is highly competitive. We compete with major (re)insurers, which vary according to the individual market and situation, many of which have substantially greater financial, marketing and management resources than we do, as well as other potential providers of capital willing to assume insurance or reinsurance risk. Lloyd's Syndicate 1945, the Lloyd's syndicate that we sponsor and that is managed through Syndicate 1945, also competes with other Lloyd's syndicates and London market companies. Competition in the types of business that we underwrite is based on many factors, including:

- price of (re)insurance coverage;
- the general reputation and perceived financial strength of the reinsurer;
- ratings assigned by independent rating agencies;
- relationships with (re)insurance brokers;
- terms and conditions of products offered;
- speed of claims payment; and
- the experience and reputation of the members of our underwriting team in the particular lines of (re)insurance we seek to underwrite.

We cannot assure you that we will be able to compete successfully in the (re)insurance market. Our failure to compete effectively would significantly and negatively affect our financial condition and results of operations and may increase the likelihood that we are deemed to be a passive foreign investment company or an investment company. See *"Risks Relating to Taxation—If we were treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, our U.S. shareholders would be subject to adverse tax consequences."*

Consolidation in the (re)insurance industry could adversely impact us.

The (re)insurance industry, including our competitors, customers and insurance and reinsurance brokers, has experienced significant consolidation over the last several years. These consolidated client and competitor enterprises may try to use their enhanced market power to negotiate price reductions for our products and services and/or obtain a larger market share through increased line sizes. If competitive pressures require us to reduce our prices, we would generally expect to reduce our future underwriting activities, resulting in reduced premiums and a reduction in expected earnings. If the insurance industry consolidates further, competition for customers could become more intense and we could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance. Reinsurance intermediaries could also continue to consolidate, which may adversely affect our ability to access business and distribute our products. We could also experience more robust competition from larger, better capitalized competitors. Any of the foregoing could adversely affect our business or our results of operations.

If actual renewals of our existing contracts do not meet expectations, our premiums written in future years and our future results of operations could be materially adversely affected.

Many of our contracts are written for a one-year term. In our financial forecasting process, we make assumptions about the renewal of certain prior year's contracts. The insurance and reinsurance industries have historically been cyclical businesses with periods of intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write on a renewal basis because of pricing conditions, our premiums written in future years and our future operations would be materially adversely affected.

We may experience issues with outsourcing and third-party relationships which may impact our ability to conduct business in a prudent manner and could negatively impact our operations, results and financial condition.

We outsource a number of technology and business process functions to third-party providers. We may continue to do so in the future as we review the effectiveness of our organization. If we do not effectively select, develop, implement and monitor our outsourcing relationships, we may not realize productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and a loss of business that may have an adverse effect upon on our operations or financial condition.

We periodically negotiate provisions and renewals of these relationships, and such terms may not remain acceptable to us or such third parties. If such third-party providers experience disruptions or do not perform as anticipated, or we experience problems with a transition to a third-party provider, we may experience operational difficulties, an inability to meet obligations (including, but not limited to, policyholder obligations), a loss of business and increased costs, or suffer other negative consequences, all of which may have a material adverse effect on our business and results of operations. In addition, our ability to receive services from third-party providers based in different countries might be impacted by political instability, unanticipated regulatory requirements or policies inside or outside of the U.S. As a result, our ability to conduct our business might be adversely affected.

We, and our MGAs and other agents who have the ability to bind policies on our behalf, rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information. If any such agents exceed their authority, engage in fraudulent activities or otherwise fail to comply with applicable laws when conducting business on our behalf, our financial condition and results of operations could be materially adversely affected.

Given the inherent uncertainty of models and software, their usefulness as a tool to evaluate risk is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates including probable maximum losses ("PMLs"), and our financial results may be adversely impacted, perhaps significantly.

We use third-party vendor and proprietary analytic and modeling capabilities, including global property catastrophe models, which consolidate and report on all our worldwide property exposures, to calculate expected PML from various property natural catastrophe scenarios. We use these models and software to help us control risk accumulation, inform management and other stakeholders of capital requirements and to improve the risk/return profile in our overall portfolio of (re)insurance contracts. However, given the inherent uncertainty of modeling techniques and the application of such techniques, these models and databases may not accurately address a variety of matters impacting our coverages. The construction of these models and the selection of assumptions requires significant actuarial judgement.

For example, catastrophe modeling is dependent upon several broad economic and scientific assumptions, such as storm surge (the water that is pushed toward the shore by the force of a windstorm), demand surge (the localized increase in prices of goods and services that often follows a catastrophe) and zone density (the percentage of insured perils that would be affected in a region by a catastrophe). Third-party modeling software also does not provide information for all regions or perils for which we write business. Catastrophe modeling is inherently uncertain due to process risk (the probability and magnitude of the underlying event) and parameter risk (the probability of making inaccurate model assumptions).

The inherent uncertainties underlying, or the incorrect usage or misunderstanding of, these tools may lead to unanticipated exposure to risks relating to certain perils or geographic regions which could have a material adverse effect on our business, prospects, financial condition or results of operations. Furthermore, these models typically rely on either precedent or industry data, both of which may be incomplete or may be subject to errors by employees, failure to document transactions properly, failure to comply with regulatory requirements or information technology failures. Given the inherent uncertainty in these models as well as the underlying assumptions and data, the results of our models may not accurately address the emergence of a variety of matters which might impact certain of our coverages. Some forms of (re)insurance provide coverage for aggregated loss result over a period of time making it inherently difficult to track how these coverages will be impacted by any single or series of events. Accordingly, these models may understate the exposures we are assuming and our financial results may be adversely affected, perhaps significantly. Any such impact could also be felt across our (re)insurance contract portfolio, since similar models and judgment are used in analyzing the majority of our transactions. For more information about the risks resulting from the inherent uncertainty of modeling techniques, see *"Risks Relating to Our*

Business—Our claims and claim expense reserves are subject to inherent uncertainties, which could cause our losses to exceed our loss reserves."

Our claims and claim expense reserves are subject to inherent uncertainties, which could cause our losses to exceed our loss reserves.

Our claims and claim expense reserves reflect our estimates, using actuarial and statistical projections at a given point in time, of our expectations of the ultimate settlement and administration costs of claims incurred. We use actuarial and computer models, historical (re)insurance and insurance industry loss statistics, and management's experience and judgment to assist in the establishment of appropriate claims and claim expense reserves. Reserves are estimates of claims a (re)insurer ultimately expects to pay, based upon facts and circumstances known at the time, predictions of future events, estimates of future trends in claim severity and other variable factors. The inherent uncertainties of estimating loss reserves generally are greater for reinsurance and MGA produced insurance businesses as compared to traditional primary insurance, primarily due to:

- the lapse of time from the occurrence of an event to the reporting of the claim and the ultimate resolution or settlement of the claim;
- the diversity of development patterns among different types of (re)insurance contracts; and
- heavier reliance on the client/MGA partner for information regarding claims.

Our estimates and judgments are based on numerous factors, and may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed, as loss trends and claims inflation impact future payments, or as current laws or interpretations thereof change. Due to the many assumptions and estimates involved in establishing reserves and the inherent uncertainty of modeling techniques, the reserving process is inherently uncertain. It is expected that some of our assumptions or estimates will prove to be inaccurate, and that our actual net claims and claim expenses paid and reported will differ, perhaps materially, from the reserve estimates reflected in our financial statements. For example, our significant gross and net reserves associated with the large catastrophe events in the past several years remain subject to significant uncertainty. As information emerges and losses are paid, we expect our reserves may change, perhaps materially.

Accordingly, we may underestimate the exposures we are assuming and our results of operations and financial condition may be adversely impacted, perhaps significantly. Conversely, we may prove to be too conservative which could contribute to factors which would impede our ability to grow in respect of new markets or perils or in connection with our current portfolio of coverages.

We are exposed to unpredictable catastrophic events that have adversely affected our results of operations and financial condition.

We write reinsurance contracts and insurance policies that cover unpredictable catastrophic events. Covered unpredictable catastrophic events, predominantly in our property catastrophe excess line of business, include natural perils and other disasters, such as hurricanes, windstorms, earthquakes, floods, wildfires and severe winter weather. Catastrophes can also include terrorist attacks, explosions and infrastructure failures. While we have taken steps to reduce our exposure to catastrophe risks, these risks may still affect our results of operations and financial condition. For more information about our risks due to terrorist attacks, see *"Risks Relating to Our Business—We have exposure to potential terrorist acts that can materially and adversely affect our business, results of operations and/or financial condition."* We have significant exposure to a potential major earthquake or series of earthquakes in California, the Midwestern United States, Canada, Japan and Latin America and to windstorm damage in Northern Europe, the Northeast United States, the United States Atlantic Coast (i.e., Massachusetts to Florida) and the United States Gulf Coast (i.e., Florida to Texas) and Japan.

Similar exposures to losses caused by the same types of catastrophic events occur in other lines of business such as aviation, casualty, contingency, credit, marine, and accident and health (including trip cancellation), including pandemic risk.

The extent of catastrophe losses is a function of both the severity of the event and total amount of insured exposure affected by the event. Increases in the value and concentration of insured property or insured individuals, the effects of inflation, changes in weather patterns, such as climate change, and increased terrorism could increase the future frequency and/or severity of claims from catastrophic events. Claims from catastrophic events could materially adversely affect our results of operations and financial condition. Our ability to write new reinsurance contracts and insurance policies could also be impacted as a result of corresponding reductions in our capital levels. For a further discussion, see "*Risks Relating to our*

Business—Global climate change may have a material adverse effect on our business, operating results and financial condition."

Although we attempt to manage our exposure to such events through a multitude of approaches, including geographic diversification, geographic limits, individual policy limits, exclusions or limitations from coverage, purchase of (re)insurance and expansion of supportive collateralized capacity, the availability of these management tools may be dependent on market factors and, to the extent available, may not respond in the way that is expected. For instance, we seek to manage our exposure to catastrophe losses by limiting the aggregate insured value of policies in geographic areas with exposure to catastrophic events by estimating PML for many different catastrophe scenarios and by buying reinsurance, including retrocession coverage. To manage and analyze aggregate insured values and PML, we use a variety of tools, including external and internal catastrophe modeling software packages. Estimates of PMLs are dependent on many variables, including assumptions about demand surge and storm surge, loss adjustment expenses, insurance-to-value for the underlying properties, the relationship of the actual event parameters to the modelled event and the quality of portfolio data provided to us by ceding companies (in the case of our reinsurance operations). Accordingly, if these assumptions about the variables are incorrect, the losses we might incur from an actual catastrophe could be materially higher than our expectation of losses generated from modelled catastrophe scenarios which could materially adversely affect our financial condition, liquidity or results of operations.

The ongoing COVID-19 pandemic has adversely affected, and may continue to adversely affect, our financial performance and ability to conduct operations.

The COVID-19 pandemic has had an unprecedented global impact, including on the insurance and reinsurance industries where it has raised many new questions and challenges for us and our industry. It is difficult to predict all of the potential impacts of the COVID-19 pandemic on the markets in which we participate and our ability to effectively respond to these changing market dynamics.

The evolving nature of the pandemic has significantly increased economic uncertainty. To the extent these conditions continue and potentially worsen, particularly with subsequent waves of infection, they could have the following impacts on our business operations and current and future financial performance and could impact us in other ways that we cannot predict:

- We have significant exposure to losses stemming from COVID-19 related claims, and we expect losses to emerge over time as the full impact of the pandemic and its effects on the global economy are realized. The extent to which the COVID-19 pandemic triggers coverage is dependent on specific policy language, terms and exclusions. In addition, legislative, regulatory, judicial or social influences have imposed and may continue to impose new obligations on insurers in connection with the pandemic that extend coverage beyond the intended contractual obligations or lead to an increase in the frequency or severity of claims beyond expected levels, resulting in the emergence of unexpected or un-modeled insurance or reinsurance losses.

- An economic recession or slowdown in economic activity resulting from the pandemic will not only increase the probability of losses, but could also reduce the demand for insurance and reinsurance, which could reduce our premium volume.

- Ongoing disruption in global financial markets and economic uncertainty due to the continuing impact of COVID-19 has caused and could continue to cause us to incur investment losses, including credit impairments in our fixed maturity portfolio, or decline in interest rates which may reduce our future net investment income. Responses to the pandemic, including by governments, have contributed to continued high inflation, and may continue to have adverse macroeconomic effects.

- Our counterparty credit risk may also increase, as some of our counterparties may face increased financial difficulties due to the ongoing impacts of COVID-19 on the world economy and financial markets.

- From an operational perspective, our employees, directors and agents, as well as the workforces of our brokers, vendors, service providers, retrocessionaires and other counterparties, have been and may continue to be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic. Remote work arrangements affect our business continuity plans, introduce operational risk, including cybersecurity risks, and may adversely affect our ability to manage our business.

The impact of the COVID-19 pandemic could also exacerbate the other risks we face described herein. All of the foregoing events or potential outcomes, including in combination with other risks we face, could cause a material adverse effect on our results of operations for any period, and, depending on their severity, could also materially and adversely affect our financial condition.

We have exposure to potential terrorist acts that can materially and adversely affect our business, results of operations and/or financial condition.

Given the reinsurance retention limits imposed under TRIA (as defined below) and its subsequent legislative extensions, and that some or many of our policies may not include a terrorism exclusion, future foreign or domestic terrorist attacks may result in losses that have a material adverse effect on our business, results of operations and/or financial condition.

On November 26, 2002, the President of the United States signed into law the Terrorism Risk Insurance Act of 2002 ("TRIA"), which was subsequently extended through December 31, 2027. Under TRIA, commercial insurers are required to offer insurance coverage against terrorist incidents and are reimbursed by the federal government under the Terrorism Risk Insurance Program ("TRIP") for paid claims, subject to deductible and retention amounts. TRIA, and its related rules, contain certain definitions, requirements and procedures for insurers filing claims with the Treasury for payment of the federal share of compensation for insured losses under TRIP. On June 29, 2004, the Treasury issued a final Claims Procedures Rule, effective July 31, 2004, as part of its implementation of Title I of TRIA. TRIA also contains specific provisions designed to manage litigation arising out of, or resulting from, a certified act of terrorism, and on July 28, 2004, the Treasury issued a final Litigation Management Rule for TRIA. The Claims Procedures Rule specifically addresses requirements for federal payment, submission of an initial notice of insured loss, loss certifications, timing and process for payment, associated recordkeeping requirements, as well as the Treasury's audit and investigation authority. These procedures will apply to all insurers that wish to receive their payment of the federal share of compensation for insured losses under TRIA.

In the event coverage of terrorist acts cannot be excluded, we, in our capacity as a primary insurer, would have a significant gap in our own reinsurance protection with respect to potential losses as a result of any terrorist act. It is impossible to predict the occurrence of such events with statistical certainty and difficult to estimate the amount of loss per occurrence they will generate. If there is a future terrorist attack, the possibility exists that losses resulting from such event could prove to be material to our financial condition and results of operations. Terrorist acts may also cause multiple claims, and our attempts to limit our liability through contractual policy provisions may not be effective.

Global climate change may have a material adverse effect on our business, operating results and financial condition.

We have material exposures arising from our coverages for natural disasters and catastrophes. Changes in climate conditions have resulted in increased severity and frequency of weather-related natural disasters and catastrophes. For example, during the year ended December 31, 2022, the industry experienced several significant severe weather events, including Hurricane Ian. In addition, rising sea levels are expected to add to the risks associated with coastal flooding in many geographical areas. We believe that these changes in climate conditions, when coupled with projected demographic trends in catastrophe-exposed regions, have increased the average economic value of expected losses, increased the number of people exposed per year to natural disasters and in general have exacerbated disaster risk, including risks to infrastructure, global supply chains and agricultural production. This could lead to higher overall losses that we may not be able to recoup, particularly in the current economic and competitive environment, and in light of higher (re)insurance costs. Over the long-term, global climate change could impair our ability to predict the costs associated with future weather events and could also give rise to new environmental liability claims in the energy, manufacturing and other industries we serve.

A substantial portion of our coverages may be adversely impacted by climate change, and we cannot assure you that our risk assessments and models accurately reflect environmental and climate related risks. Given the scientific uncertainty of predicting the effect of climate cycles and global climate change on the frequency and severity of natural catastrophes and the resulting lack of adequate predictive tools, we may be unable to adequately model the associated exposures and potential losses in connection with such catastrophes, which could have a material adverse effect on our business, operating results and financial condition. The frequency and severity of weather-related natural disasters and catastrophes and potential connections to climate change are currently being analyzed by the insurance industry.

We are exposed to unpredictable casualty insurance risks that could adversely affect our results of operations and financial condition.

We write insurance and reinsurance policies covering casualty risks. Casualty insurance generally covers the financial consequences of the legal liability of an individual or organization resulting from negligent acts causing bodily injury and/or property damage to a third party. Claims from such business can take years to develop and settle and can be subject to unanticipated claims and economic and social inflation. In addition, we could be adversely affected by proposals or enacted legislation to expand the scope of coverage under existing policies or extend the statute of limitations for certain casualty risks. For example, state legislatures across the U.S. are enacting reforms for claims of past childhood sexual abuse that previously were barred by statutes of limitations, resulting in the revival of old claims. These legislative developments may greatly expand the universe of claimants for which we may be liable. Accordingly, if our pricing and/or reserving assumptions are incorrect, higher than expected losses could materially adversely affect our financial condition, liquidity or results of operations.

The property and casualty (re)insurance industry is highly cyclical, and we expect to continue to experience periods characterized by excess underwriting capacity and unfavorable premium rates.

Historically, (re)insurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions, including inflation, changes in equity, debt and other investment markets, changes in legislation, case law and prevailing concepts of liability and other factors. In particular, demand for reinsurance is influenced significantly by the underwriting results of primary insurers and prevailing general economic conditions. The supply of (re)insurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the (re)insurance industry on both the underwriting and investment sides.

As a result, the (re)insurance business historically has been a cyclical industry characterized by periods of intense price competition due to high levels of available underwriting capacity as well as periods when shortages of capacity have permitted favorable premium levels and changes in terms and conditions. The supply of available (re)insurance capital has increased over the past several years and may increase further, either as a result of capital provided by new entrants, alternative capital providers or by the commitment of additional capital or retention of risks by existing insurers or reinsurers.

Continued increases in the supply of (re)insurance may have consequences for us and for the (re)insurance industry generally, including fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention, and less favorable policy terms and conditions. As a result, we may be unable to fully execute our (re)insurance strategy of selling lower-volatility business. The effects of cyclicality could significantly and negatively affect our financial condition and results of operations and could limit their comparability from period to period and year over year.

The effect of emerging claim and coverage issues on our business is uncertain and as a result, we may suffer losses from unfavorable outcomes from litigation and other legal proceedings.

As industry practices and legal, judicial and regulatory conditions change, unexpected issues related to claims and coverage may emerge. Various provisions of our contracts, such as limitations or exclusions from coverage or choice of forum clauses, may be difficult to enforce in the manner we intend, due to, among other things, disputes relating to coverage and choice of legal forum. These issues may adversely affect our business by either extending coverage beyond the period that we intended or by increasing the number or size of claims. In some instances, these changes may not manifest themselves until many years after we have issued insurance or reinsurance contracts that are affected by these changes. As a result, we may not be able to ascertain the full extent of our liabilities under our insurance or reinsurance contracts for many years following the issuance of our contracts. The effects of unforeseen development or substantial legal, judicial and regulatory intervention could adversely impact our ability to achieve the intended outcome of our contracts.

In addition, in the ordinary course of business, we are subject to litigation and other legal proceedings as part of the claims process, the outcomes of which are uncertain. We maintain reserves for claims-related legal proceedings as part of our loss and loss adjustment expense reserves. Adverse outcomes are possible and could negatively impact our financial condition.

Furthermore, as industry practices and legal, judicial, regulatory and other conditions change, unexpected issues related to claims and coverage may emerge. These issues may adversely affect our results of operations and financial condition by either extending coverage beyond our underwriting intent or by increasing the number and size of claims. In some instances, these changes may not become apparent until sometime after we have issued the affected insurance contracts. Examples of emerging claims and coverage issues include, but are not limited to:

- new theories of liability and disputes regarding medical causation with respect to certain diseases;
- assignment-of-benefits agreements, where rights of insurance claims and benefits of the insurance policy are transferred to third parties, and which can result in inflated repair costs and legal expenses to insurers and reinsurers; and

- claims related to data security breaches, information system failures or cyber-attacks.

Moreover, we cannot guarantee that a court or arbitration panel will enforce policy language or not issue a ruling adverse to us. In fact, this risk can be exacerbated by the increased willingness of some market participants to dispute insurance and reinsurance policy and contract provisions. This exposure may grow as we grow our "long tail" casualty business since claims can typically be made for many years after actual exposure to a risk. If we choose to exclude such exposures, it could reduce the market's acceptance of our products. We continually seek to improve the effectiveness of our contractual provisions to address this exposure but may fail to mitigate such exposure nonetheless. Moreover, we may not be successful in incorporating our preferred contractual provisions into (re)insurance contracts given the competitiveness of the bidding process.

In addition, from time to time we are subject to legal proceedings that are not related to the claims process. In the event of an unfavorable outcome in one or more non-claims legal matters, our ultimate liability may be in excess of amounts reserved and such additional amounts may be material to our results of operations and financial condition. Furthermore, it is possible that these non-claims legal proceedings could result in unexpected outcomes that may materially impact our business or operations.

Recent or future U.S. federal or state legislation may impact the private markets and decrease the demand for our property (re)insurance products, which would adversely affect our business and results of operations.

Legislation adversely impacting the private markets could be enacted on a state, regional or federal level. In the past, federal bills have been proposed in Congress which would, if enacted, create a federal reinsurance backstop or guarantee mechanism for catastrophic risks, including those we currently insure and reinsure in the private markets. These measures were not enacted by Congress; however, new bills to create a federal catastrophe reinsurance program to back up state insurance or reinsurance programs, or to establish other similar or analogous funding mechanisms or structures, may be introduced. We believe that such legislation, if enacted, could contribute to the growth, creation or alteration of state insurance entities in a manner that would be adverse to us and to market participants more generally. If enacted, bills of this nature would likely further erode the role of private market catastrophe reinsurers and could adversely impact our financial results, perhaps materially. Moreover, we believe that numerous modeled potential catastrophes could exceed the actual or politically acceptable bonded capacity of Citizens Property Insurance Corporation ("Citizens") and of the Florida Hurricane Catastrophe Fund ("FHCF"). This could lead to a severe dislocation or the necessity of federal intervention in the Florida market, either of which would adversely impact the private insurance and reinsurance industry.

From time to time, the state of Florida has enacted legislation altering the size and the terms and operations of the FHCF and the state sponsored insurer, Citizens, in ways that expanded the ability of Citizens to compete with private insurance companies and other companies that cede business to us, which reduced the role of the private insurance and reinsurance markets in Florida. We cannot assess the likelihood of other related legislation passing, or the precise impact on us, our clients or the market should any such legislation be adopted. Because we are a large provider of catastrophe-exposed coverage globally and in Florida, adverse legislation may have a greater adverse impact on us than it would on other reinsurance market participants. In addition, other states, particularly those with Atlantic or Gulf Coast exposures or seismic exposures (such as California), may enact new or expanded legislation that would diminish aggregate private market demand for our products.

We are reliant on financial strength and credit ratings, and any downgrade or withdrawal of ratings and/or change in outlook may have a material adverse effect on our business, prospects, financial condition and results from operations.

Third-party rating agencies assess and rate the financial strength, including claims-paying ability, of insurers and reinsurers. These ratings are based upon criteria established by the rating agencies and are subject to revision at any time at the sole discretion of the rating agencies. Some of the criteria relate to general economic conditions and other circumstances outside of the rated company's control. These financial strength ratings are used by policyholders, agents and brokers to assess the suitability of insurers and reinsurers as business counterparties and are an important factor in establishing our competitive position in insurance and reinsurance markets.

The maintenance of an "A-" or better financial strength rating from AM Best and/or S&P is particularly important to our operating insurance and reinsurance subsidiaries to bind property and casualty insurance and reinsurance business in most markets. In addition, issuer credit ratings are used by existing or potential investors to assess the likelihood of repayment on a particular debt issue. Accordingly, the maintenance of an investment grade credit rating (e.g., "BBB-" or better from S&P or Fitch) is important to our ability to raise new debt with acceptable terms. Strong credit ratings are important factors that provide better financial flexibility when issuing new debt or restructuring existing debt. A downgrade, withdrawal or similar action concerning our credit ratings could limit our ability to raise new debt or could make new debt more costly and/or result in more restrictive conditions.

We are the obligor of $115.0 million in aggregate principal amount of 2015 Senior Notes. In certain circumstances, a downgrade of the rating assigned to the 2015 Senior Notes would result in an increase in the annual interest rate payable on the 2015 Senior Notes or, if a change of control of SiriusPoint has also occurred, an obligation for us to make an offer to repurchase the 2015 Senior Notes at a premium. Either of these outcomes could require use of cash that we might otherwise use in operating our business. In addition, we may not have sufficient funds to satisfy these obligations, which could result in an event of default under the indenture governing the 2015 Senior Notes. Effective February 26, 2021, the Company entered into a three-year, $300 million senior unsecured revolving credit facility (the "Facility") with JPMorgan Chase Bank, N.A. as administrative agent. In certain circumstances, a downgrade of the rating assigned to the Facility would result in an increase in the annual interest rate payable on the Facility, which could require use of cash that we might otherwise use in operating our business. See "*Risks Relating to Our Business—Inability to service our indebtedness could adversely affect our liquidity and financial condition and could potentially result in a downgrade or withdrawal of our credit ratings, any of which could adversely affect our financial condition and results of operations*."

Rating agencies periodically evaluate us and our operating (re)insurance companies to confirm that we continue to meet the criteria of the ratings previously assigned to us. A downgrade or withdrawal of the financial strength rating of our operating (re)insurance companies could severely limit or prevent us from writing new policies or renewing existing policies, which could have a material adverse effect on our results of operations and financial condition. Additionally, some of our assumed reinsurance contracts contain optional cancellation, commutation and/or funding provisions that would be triggered if AM Best and/or S&P were to downgrade our rating below "A-" or withdraw the financial strength ratings of our principal insurance and reinsurance operating subsidiaries. A downgrade may also require us to establish trusts or post letters of credit for ceding company clients. A client may choose to exercise these rights depending on, among other things, the reasons for such a downgrade, the extent of the downgrade, the prevailing market conditions, the degree of unexpired coverage, and the pricing and availability of replacement reinsurance coverage. We cannot predict in advance how many of our clients would exercise such rights in the event of a downgrade or withdrawal, but widespread exercise of these options could be materially adverse.

A significant decrease in our capital or surplus would enable certain clients to terminate reinsurance agreements or to require additional collateral.

Certain of our reinsurance contracts contain provisions that permit our clients to cancel the contract or require additional collateral in the event of a downgrade in our ratings below specified levels or a reduction of our capital or surplus below specified levels over the course of the agreement. Whether a client would exercise such cancellation rights would likely depend, among other things, on the reason the provision is triggered, the prevailing market conditions, the degree of unexpired coverage and the pricing and availability of replacement reinsurance coverage.

We have significant foreign operations that expose us to certain additional risks, including foreign currency risks and legal, political and operational risks.

Through our multinational reinsurance operations, we conduct business in a variety of non-U.S. currencies, the principal exposures being the Swedish Krona, British Pound Sterling, Euro, Canadian Dollar, Japanese Yen and Swiss Franc. As a result, a significant portion of our assets, liabilities, revenues and expenses are denominated in currencies other than the U.S. dollar and are therefore subject to foreign currency risk. Significant changes in foreign exchange rates may adversely affect our results of operations and financial condition.

Our foreign operations are also subject to legal, political and operational risks that may be greater than those present in the U.S. As a result, our operations at these foreign locations could be temporarily or permanently disrupted.

If we do not successfully manage the transition associated with the recent management changes, it may be viewed negatively by our rating agencies and shareholders and could have an adverse impact on our business.

Following a search process, Scott Egan was appointed permanent Chief Executive Officer of the Company, effective September 21, 2022. In addition, Stephen Yendall was appointed Chief Financial Officer of the Company, effective October 31, 2022. Leadership transitions can be inherently difficult to manage, and an inadequate transition may cause disruption to our business due to, among other things, diverting management's attention away from the Company's financial and operational goals or causing a deterioration in morale. Failure to attract and retain key senior management may negatively impact our credit ratings and impact our client, MGA and other third-party relationships, which may adversely impact our financial and operational goals and strategic plans, as well as our financial performance.

We are dependent on key executives, the loss of whom could adversely affect our business.

Our future success depends to a significant extent on the efforts of our senior management and our senior underwriting executives to implement our business strategy. We believe there are only a limited number of available and qualified executives with substantial experience in our industry. Accordingly, the loss of the services of one or more of the members of our senior management or other key personnel could delay or prevent us from fully implementing our business strategy and, consequently, significantly and negatively affect our business. In addition, we have offices in various jurisdictions such as the U.S., Canada, Bermuda, Germany, Belgium, the U.K., Singapore, Sweden and Switzerland, many of which may have residency and other mandatory requirements that may affect our personnel. For example, our ability to hire in Bermuda is constrained by Bermuda law, which provides that non-Bermudians are not permitted to engage in any occupation in Bermuda without an approved work permit from the Bermuda Department of Immigration. If the Bermuda Department of Immigration, or any similar governing body in any of the jurisdictions in which we maintain offices, changes its current policies with respect to work permits resulting in our employees being unable to work in such jurisdictions, our operations could be disrupted and our financial performance could be adversely affected.

We do not currently maintain key person life insurance with respect to any of our senior management. If any member of senior management dies or becomes incapacitated, or leaves the company, for example, to pursue employment opportunities elsewhere, we would be solely responsible for locating an adequate replacement for such senior management and for bearing any related cost. To the extent that we are unable to locate an adequate replacement or are unable to do so within a reasonable period of time, our business may be significantly and negatively affected.

Our inability to provide collateral to certain counterparties on commercially acceptable terms as we grow could significantly and negatively affect our ability to implement our business strategy.

Certain jurisdictions do not permit insurance companies to take statutory credit for reinsurance obtained from unlicensed or non-admitted insurers unless appropriate security measures are implemented. Consequently, certain clients require us to obtain a letter of credit or provide other collateral through funds withheld or trust arrangements. In connection with obtaining letter of credit facilities, we are typically required to provide customary collateral to the letter of credit provider in order to secure our obligations under the facility. Our ability to provide collateral, and the costs at which we provide collateral, is primarily dependent on the composition of our collateral assets.

Typically, both letters of credit and collateral trust agreements are collateralized with cash or fixed-income securities. Banks may be willing to accept our assets as collateral, but on terms that may be less favorable to us than reinsurance companies that invest solely or predominantly in fixed-income securities. The inability to renew, maintain or obtain letters of credit or to source acceptable collateral for letters of credit or collateral trust agreements may significantly limit the amount of reinsurance we can write or require us to modify our investment strategy.

We expect to need additional collateral capacity as we grow, and if we are unable to renew, maintain or increase our collateral capacity or are unable to do so on commercially acceptable terms, such a development could significantly and negatively affect our ability to implement our business strategy.

Our ability to pay dividends may be constrained by our holding company structure and certain regulatory and other factors.

SiriusPoint is a holding company that conducts no reinsurance operations of its own. The majority of our reinsurance operations are conducted through our wholly-owned operating subsidiaries. Historically, our cash flows have typically consisted primarily of dividends and other permissible payments from our operating subsidiaries. We depend on such payments to receive funds to meet our obligations, including the payment of any dividends and other distributions to our shareholders and any payment obligations in respect of our outstanding indebtedness. See "*Risks Relating to Our Business— Inability to service our indebtedness could adversely affect our liquidity and financial condition and could potentially result in a downgrade or withdrawal of our credit ratings, any of which could adversely affect our financial condition and results of operations*."

SiriusPoint is indirectly subject to Bermuda regulatory constraints placed on it by its operating subsidiary in Bermuda. This affects our ability to pay dividends and make other payments. Under the Insurance Act of 1978, as amended, and related regulations of Bermuda (the "Insurance Act"), SiriusPoint Bermuda, as a Class 4 insurer, is prohibited from declaring or paying a dividend if the relevant insurer is in breach of its minimum solvency margin ("MSM"), enhanced capital ratio or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. If SiriusPoint Bermuda, as a Class 4 insurer, fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the Bermuda Monetary Authority ("BMA").

In addition, SiriusPoint Bermuda, as a Class 4 insurer, is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer's directors are resident in Bermuda) and the relevant insurer's principal representative stating that the relevant insurer will continue to meet its solvency margin and minimum liquidity ratios.

In addition, under the Bermuda Companies Act 1981, as amended (the "Companies Act"), SiriusPoint and SiriusPoint Bermuda, as Bermuda companies, may not declare or pay a dividend if there are reasonable grounds for believing that the relevant Bermuda company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than its liabilities.

SiriusPoint Bermuda indirectly owns SiriusPoint International Insurance Corporation, SiriusPoint America Insurance Company and other insurance and reinsurance operating companies, each of which are limited in their ability to pay dividends by the insurance laws of their relevant jurisdictions as well.

Inability to service our indebtedness could adversely affect our liquidity and financial condition and could potentially result in a downgrade or withdrawal of our credit ratings, any of which could adversely affect our financial condition and results of operations.

As of December 31, 2022, our outstanding indebtedness included $404.8 million in 2016 Senior Notes, $258.6 million in 2017 SEK Subordinated Notes and $114.6 million in 2015 Senior Notes.

We are a holding company and, accordingly, conduct substantially all operations through our operating subsidiaries. As a result, our cash flow and our ability to service our debt depend in part upon the earnings of our operating subsidiaries and on the distribution of earnings, loans or other payments from such subsidiaries to us. See "*Risks Relating to Our Business—Our ability to pay dividends may be constrained by our holding company structure and certain regulatory and other factors.*"

Our operating subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our indebtedness, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Our operating subsidiaries may not generate sufficient cash flow from operations, and future financing sources may not be available to us in amounts sufficient to satisfy our obligations under our indebtedness, to refinance our indebtedness on acceptable terms or at all, or to fund our other business needs. In addition to being limited by the financial condition and operating requirements of such subsidiaries, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions.

To the extent that we need funds but our subsidiaries are restricted from making such distributions under applicable law or regulation, or are otherwise unable to distribute funds, our liquidity and financial condition would be adversely affected and we would potentially be unable to satisfy our obligations under our existing or future indebtedness or any of our other obligations. If we cannot service our indebtedness, the implementation of our business strategy would be impeded, and we could be prevented from entering into transactions that would otherwise benefit our business.

Our right to receive any assets of any of our respective subsidiaries upon liquidation or reorganization of such subsidiaries, and therefore the rights of the holders of our indebtedness to participate in those assets, will be structurally subordinated to the claims of such subsidiary's creditors. In addition, even if we were a creditor of any of our respective subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of such subsidiaries and any indebtedness of such subsidiaries senior to that held by us. Our indebtedness would also be structurally subordinated to the rights of the holders of any preferred stock or shares issued by our subsidiaries, whether currently outstanding or issued hereafter. Moreover, the rights of shareholders of SiriusPoint to receive any assets of SiriusPoint upon liquidation or reorganization of SiriusPoint would be subordinate to all of the foregoing claims.

Our indebtedness may limit cash flow available to invest in the ongoing needs of our business and may otherwise place us at a competitive disadvantage compared to our competitors.

We or our subsidiaries may in the future incur or guarantee additional indebtedness. The indentures governing the 2015 Senior Notes, 2017 SEK Subordinated Notes and 2016 Senior Notes do not limit the amount of additional indebtedness we may incur. Our debt combined with our other financial obligations and contractual commitments could have significant adverse consequences, including:

- requiring us to dedicate a substantial portion of cash flow from operations to the payment of interest on, and principal of, our debt and payment of other obligations and commitments, which will reduce the amounts available to fund working capital, the expansion of our business and other general corporate purposes;

- increasing our vulnerability to adverse changes in general economic, industry and market conditions, and exposing us to the risk of changing interest rates;

- obligating us to additional restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

- making it more difficult for us to make payments on our existing or future obligations;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

- placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

In addition, a failure to comply with the covenants under our debt instruments could result in an event of default under those instruments. In the event of an acceleration of amounts due under our debt instruments as a result of an event of default, we may not have sufficient funds and may be unable to arrange for additional financing to repay our indebtedness, and the lenders could seek to enforce security interests in the collateral securing such indebtedness.

We may not have the liquidity or ability to raise the funds necessary to pay the principal or interest on our outstanding debt obligations.

At maturity, the entire outstanding principal amount of our 2015 Senior Notes, 2016 Senior Notes, and 2017 SEK Subordinated Notes, plus any accrued and unpaid interest, will become due and payable. We must pay interest in cash on the notes quarterly, or semi-annually as applicable. The amount of interest payable on the 2015 Senior Notes is subject to increase from time to time in the event of a downgrade of the rating assigned to the 2015 Senior Notes or in connection with certain other events. In addition, upon the occurrence of a change of control triggering event described in the indenture governing the 2015 Senior Notes, unless we have exercised our right to redeem such notes in accordance with their terms, each holder of 2015 Senior Notes will have the right to require us to repurchase all or any part of such holder's 2015 Senior Notes for a payment in cash described in the indenture governing the 2015 Senior Notes.

We may not have enough available cash or be able to obtain sufficient financing at the time we are required to make these payments. Furthermore, our ability to make these payments may be limited by law, by regulatory authority or by agreements governing our indebtedness. Our failure to pay interest when due, if uncured for 30 days, or our failure to pay the principal amount when due, will constitute an event of default under the indentures governing the 2015 Senior Notes, 2016 Senior Notes and the 2017 SEK Subordinated Notes. A default under the indentures could also lead to a default under agreements governing our indebtedness. If the repayment of that indebtedness is accelerated as a result, then we may not have sufficient funds to repay that indebtedness or to pay the principal or interest on the 2015 Senior Notes, 2016 Senior Notes and the 2017 SEK Subordinated Notes.

We may need additional capital in the future in order to operate our business, and such capital may not be available to us or may not be available to us on acceptable terms. Furthermore, additional capital raising could dilute your ownership interest in the Company and may cause the value of your shares to decline.

We may need to raise additional capital in the future through offerings of debt or equity securities or otherwise to:

- fund liquidity needs caused by underwriting or investment losses or for acquisitions or other strategic initiatives;

- replace capital lost in the event of significant (re)insurance losses or adverse reserve development;

- satisfy letters of credit, guarantee bond requirements or other capital requirements that may be imposed by our clients or by regulators;

- fund our informational technology transformation projects and other strategic initiatives;

- meet rating agency or regulatory capital requirements; or
- respond to competitive pressures.

Additional capital may not be available on terms favorable to us, or at all. Further, any additional capital raised through the sale of equity could dilute your ownership interest in the Company and may cause the price of your shares to decline. Additional capital raised through the issuance of debt may result in creditors having rights, preferences and privileges senior or otherwise superior to those of the holders of our shares.

We depend on our clients' evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses.

In most of our quota share reinsurance and MGA produced insurance business we do not separately evaluate each of the original individual risks assumed under these reinsurance contracts. We instead evaluate the underwriting processes and environment at the ceding companies and MGAs that we work with to assess the risks associated with their portfolios. Therefore, we are dependent on the original underwriting decisions made by ceding companies and MGAs. We are subject to the risk that the clients may not have adequately evaluated the insured risks and that the premiums ceded may not adequately compensate us for the risks we assume. We also do not separately evaluate each of the individual claims made on the underlying insurance contracts. Therefore, we are dependent on the original claims decisions made by our cedents and MGAs. We are subject to the risk that the cedent or MGA may pay invalid claims, which could result in reinsurance losses for us.

The involvement of reinsurance brokers subjects us to their credit risk, and the inability to obtain business provided from brokers could adversely affect our business strategy and results of operations.

We market our reinsurance worldwide primarily through reinsurance brokers. Loss of all or a substantial portion of the business provided by one or more of significant reinsurance brokers could have a material adverse effect on our business.

In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers and, to a lesser extent, MGAs that, in turn, remit these amounts to the ceding companies that have reinsured a portion of their liabilities with us. In the event a broker or MGA fails to make such a payment, depending on the jurisdiction, we may remain liable to the client for the deficiency. Conversely, in certain jurisdictions, when the client pays premiums for policies to reinsurance brokers or MGAs for payment to us, these premiums are considered to have been paid and the client will no longer be liable to us for these premiums, whether or not we have actually received them. Intermediaries generally are less capitalized than the businesses we reinsure and therefore may be unable to pay their debts when due. Consequently, we assume a degree of credit risk associated with reinsurance brokers around the world.

We may be unable to purchase reinsurance for the liabilities we reinsure, and if we successfully purchase such reinsurance, we may be unable to collect, which could adversely affect our business, financial condition and results of operations.

We have purchased, and may continue to purchase, retrocessional coverage in order to mitigate the effect of a potential concentration of losses upon our financial condition. While we are selective in regard to our reinsurers, placing reinsurance with those reinsurers with strong financial strength ratings from AM Best, S&P or a combination thereof, the financial condition of a reinsurer may change based on market conditions. The insolvency or inability or refusal of a reinsurer to make payments under the terms of its agreement with us could have an adverse effect on us because we remain liable to our client. From time to time, market conditions have limited, and in some cases have prevented, reinsurers from obtaining the types and amounts of retrocession that they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amounts of retrocessional coverage or negotiate terms that we deem appropriate or acceptable or obtain retrocession from entities with satisfactory creditworthiness. Our failure to establish adequate retrocessional arrangements or the failure of our retrocessional arrangements to protect us from overly concentrated risk exposure could significantly and negatively affect our business, financial condition and results of operations.

In addition, due to factors such as the price or availability of reinsurance coverage, we sometimes decide to increase the amount of risk retained by purchasing less reinsurance or no reinsurance for a particular geographical region. Such determinations have the effect of increasing our financial exposure to losses associated with such risks and, in the event of significant losses associated with a given risk, could have a material adverse effect on our financial condition and results of operations.

We face risks arising from any strategic transactions such as acquisitions, dispositions, investments, mergers or joint ventures or entry into new lines of business.

We pursue strategic transactions from time to time, including acquisitions or dispositions of businesses or assets. Any strategic transactions could be significant and could have a material adverse impact on our reputation, business, results of operation or financial condition. We face a number of risks arising from these types of transactions, including financial, accounting, tax and regulatory challenges; difficulties with integration, business retention, execution of strategy, unforeseen liabilities or market conditions; and other managerial or operating risks and challenges. Divestitures subject us to risks such as failure to obtain appropriate value, post-closing claims being levied against us and disruption to our other businesses during the negotiation or execution process or thereafter. Our acquisitions or Strategic Investments may underperform relative to the price paid or resources committed by us; we may not achieve anticipated cost savings; or we may otherwise be adversely affected by transaction-related charges. These risks and difficulties may prevent us or delay us from realizing the expected benefits from the strategic transactions we enter into.

Through our acquisitions or Strategic Investments, we may also assume unknown or undisclosed business, operational, tax, regulatory and other liabilities and be subject to reputational concerns, fail to properly assess known contingent liabilities, or assume businesses with internal control deficiencies or regulatory compliance issues. Risk-mitigating provisions that we put in place in the course of negotiating and executing these transactions, such as due diligence efforts and indemnification provisions, may not be sufficient to fully address these liabilities and contingencies. As our Strategic Investments are generally illiquid and we are subject to transfer restrictions in relation to those investments, we may be unable to sell our interests in those investments at the desired time or to find a buyer for our interests, and therefore, we are at risk of highly variable returns on investments and substantial or total loss in relation to those investments.

We may incur losses as we execute on our strategy to develop our relationships with MGAs.

As part of our strategic plan, we intend to continue developing our relationships with MGAs. Such plans may involve additional selective investments in, or acquisitions of, MGAs and the development of businesses through new or existing subsidiaries and partnerships. While we believe our partnerships with MGAs will facilitate the distribution of our insurance products and services, we may also have increased exposure to additional risks, such as cyber and crypto currency. In addition, the investments in these MGAs may result in increased equity concentration in early-stage MGAs that carry a high degree of uncertainty of success. In some cases, we may provide reinsurance to these MGAs. We may not be able to successfully incubate and develop or generate any earnings from these partnerships.

It is not possible at this time to fully predict the future prospects or other characteristics of such businesses. Moreover, many of the MGAs we are investing in are early-stage companies that carry higher operating expenses and a higher degree of uncertainty. Our investments in MGAs are illiquid, and we are subject to transfer restrictions in relation to those investments. We may be unable to sell our interests in those investments at the desired time or to find a buyer for our interests, and therefore, we are at risk of highly variable returns on investments and substantial or total loss in relation to those investments. Although we intend to conduct business, financial and legal due diligence in connection with the evaluation of any future investment opportunities, our due diligence investigations may not identify every matter that could have a material adverse effect on us. Efforts to pursue certain investment opportunities may be unsuccessful or require significant financial or other resources, which could have a negative impact on our operating results and financial condition.

We face risks associated with delegating authority to third party managing general agents ("MGAs") to secure (re)insurance policies on our behalf. Failure to oversee and manage these MGAs could result in a concentration of risk in certain overlapping areas and/or result in significant losses which could have an adverse effect on our business, financial condition, and operating results.

We have and may continue to enter into arrangements with MGAs to secure (re)insurance policies on our behalf. Pursuant to these arrangements, we grant MGAs delegated authority to underwrite risks on our behalf. While we perform due diligence prior to entering into these arrangements, if we do not perform the appropriate level of due diligence or if we fail to confirm that the MGA has adequate knowledge of the underwriting process and relevant regulations, we could face significant losses, which could have an adverse effect on our business, financial condition and operating results. In addition, the (re) insurance business written by some of the MGAs we partner with is inherently uncertain because these MGAs are typically early-stage ventures which may lack historical data, are growing rapidly and may represent new products, markets or technologies. As a result, we may face significant losses if we do not properly address the risks, including but not limited to the initial reserving and pricing of the business produced by the MGAs.

In addition, if we fail to provide appropriate continued oversight over the MGAs we partner with or fail to recognize accumulation, aggregation or concentration risks, we could face significant underwriting losses. As agents on our behalf, MGAs must comply with all applicable laws and regulations, including but not limited to economic and trade sanctions, anti-bribery and anti-corruption laws and anti-money laundering laws. Failure of MGAs to comply with laws related to financial crimes or other company guidelines, could result in regulatory actions against us, cause us to be subject to violation of economic and trade sanctions resulting in reputational harm and/or subject us to civil and criminal penalties, including the loss of our insurance licenses. The loss of our ability to be licensed in a jurisdiction, the damage to our commercial reputation and/or the payment of civil and/or criminal penalties could result in a material adverse effect on our business, financial condition and/or operating results.

Damage to our reputation could have a material adverse effect on our business, financial condition and operating results.

We provide a broad range of products and services related to a wide range of subjects. Our ability to attract and retain business is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters or others could erode trust and confidence and damage our reputation among existing and potential customers and other important relationships, which could make it difficult for us to attract new business or retain existing relationships. Negative public opinion could also result from actual or alleged conduct by us or those currently or formerly associated with us. Damage to our reputation could affect the confidence of our customers, rating agencies, regulators, shareholders, employees and third parties in transactions that are important to our business, therefore adversely affecting our business, financial condition and operating results.

Increasing scrutiny and changing expectations from third parties with respect to our environmental, social and governance ("ESG") practices may impose additional costs on us or expose us to new or additional risks.

There is increased focus, including from governmental organizations, regulators, investors, employees, clients and business partners, on ESG issues such as environmental stewardship, climate change, diversity and inclusion, racial justice and workplace conduct. Negative public perception, adverse publicity or negative comments in social media could damage our reputation if we do not, or are not perceived to, adequately address these issues. Any harm to our reputation could impact employee engagement and retention and the willingness of clients and our partners to do business with us.

Moreover, as we work to align with the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD) and our own ESG assessments and priorities, we expect to expand our public disclosures in these areas, including disclosing additional metrics. Any failure to set appropriate metrics or achieve progress on our metrics on a timely basis, or at all, may negatively impact our reputation and our business.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters, and unfavorable ratings of our company or our industries may lead to negative investor sentiment and the diversion of investment to other companies or industries.

Risks Relating to Our Investment Strategy

Conflicts of interest among Third Point LLC and its principals and SiriusPoint may adversely affect us; potential conflicts of interest may also arise or exist due to the compensation arrangements and other aspects of our investment arrangements with Third Point LLC and its affiliates.

Affiliates of Third Point LLC manage certain of our investment accounts and funds in which we invest. Third Point LLC receives fees for managing those accounts and funds. Third Point LLC also manages other client accounts and funds, some of which have objectives similar to ours, including collective investment vehicles managed by Third Point LLC's affiliates and in which Third Point LLC or its affiliates may have an equity interest. Third Point LLC's interest and the interests of its affiliates may at times conflict with our interests, which may potentially adversely affect our investment opportunities and returns.

Neither Third Point LLC, nor its principals, including Daniel S. Loeb, who serves as a director on our Board and is the Founder and Chief Executive Officer of Third Point LLC, are obligated to devote any specific amount of time, effort or investment opportunities to our investments.

Daniel S. Loeb's service to both companies may create, or may create the appearance of, conflicts of interest.

TP GP, Third Point LLC and their respective affiliates may engage in other business ventures and investment opportunities that may not be allocated equitably among us and such other business ventures. The 2022 LPA and IMA include various protections to manage conflicts between the Company and Third Point LLC, its affiliates and other funds and accounts managed by Third Point, including in relation to allocation of investments and expenses. However, these safeguards may not be sufficient to entirely mitigate these conflicts of interest.

The 2022 LPA provides for the following two forms of compensation to be paid to Third Point LLC and TP GP:

- Third Point LLC is entitled to a monthly management fee equal to 1.25% of the investment in TP Enhanced Fund (determined as of the beginning of the month before the accrual of the performance allocation) multiplied by an exposure multiplier; and

- TP GP is entitled to performance compensation equal to 20% of net profits, subject to the management fee and a loss carryforward provision.

While the performance compensation arrangement provides that losses will be carried forward as an offset against net profits in subsequent periods, Third Point LLC generally will not otherwise be penalized for realized losses or decreases in the value of TP Enhanced Fund's portfolio. These performance compensation arrangements may create an incentive for Third Point LLC as TP Enhanced Fund's investment manager to engage in transactions that focus on the potential for short-term gains rather than long-term growth or that are particularly risky or speculative.

The IMA provides for the following two forms of compensation to be paid to Third Point LLC and TP GP:

- Third Point LLC is entitled to a monthly management fee equal to one twelfth of 0.50% (0.50% per annum) of the TPOC Portfolio, net of any expenses; and

- TP GP is entitled to performance compensation amount equal to 15% of outperformance over the benchmark in respect of each sub-account.

Upon the earlier of the termination of the IMA or end of the initial term, the final incentive fee payable to Third Point will be determined as percentage between 15% and 30% (depending on the cumulative outperformance of the TPOC Portfolio over the term of the IMA) to ensure that the total amount of the incentive fee actually paid reflects the incentive fee payable based on the cumulative outperformance of the TPOC Portfolio during the investment period. Third Point LLC may invest in certain securities with limited liquidity or no public market. This lack of liquidity may adversely affect the ability of Third Point LLC to execute trade orders at desired prices. To the extent that Third Point LLC invests our investable assets in securities or instruments for which market quotations or other independent pricing sources are not readily available, under the terms of the 2022 LPA the valuation of such securities and instruments for purposes of compensation to Third Point LLC will be determined by Third Point LLC in accordance with its valuation policy, whose determination, subject to audit verification, will be conclusive and binding in the absence of bad faith or manifest error. Because the investment guidelines give Third Point LLC the power to determine the value of securities with no readily discernible market value, and because the calculation of Third Point LLC's fee is based on the value of the investment account, a conflict of interest may exist or arise.

Under the 2022 IMA, the valuation of assets comprising the TPOC Portfolio will be determined by the Company. However, if the Company and Third Point have different valuations in relation to any fiscal period, the valuation shall be determined as the midpoint between the range of valuations determined by the Company and a third party valuation agent mutually agreed between the parties. Therefore, the Company has greater control over valuation of assets in the TPOC Portfolio than the TP Enhanced Fund.

The SiriusPoint investment portfolio may suffer reduced returns or losses, which could adversely affect our results of operations and financial condition. Adverse changes in interest rates, foreign currency exchange rates, equity markets, debt markets or market volatility, as well as idiosyncratic risks of concentrated positions could result in significant losses to the fair value of our investment portfolio.

SiriusPoint's investment portfolio is overseen in accordance with the investment policy and guidelines approved by the Investment Committee of the SiriusPoint board of directors. As of December 31, 2022, SiriusPoint's investment portfolio consisted of fixed maturity investments, short-term investments, equity securities, other long-term investments, including hedge funds, private equity funds, and direct private equity investments, and Related Party Investment Funds.

Both SiriusPoint's investment income and the fair market value of its investment portfolio are affected by general economic and market conditions, including fluctuations in interest rates, foreign currency exchange rates, debt market levels, equity market levels and market volatility. Our investment performance may also be affected by idiosyncratic factors for concentrated strategic and financial investment positions.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors. In particular, a significant increase in interest rates could result in significant losses in the fair value of our investment portfolio. In addition, certain fixed-income securities, such as mortgage-backed and asset backed securities, carry prepayment risk or, in a rising interest rate environment, may not pre-pay as quickly as expected. Conversely, in a low interest rate environment, SiriusPoint may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce investment returns.

Our investment portfolio is also exposed to investment credit risk, which is the risk that the value of certain investments may decrease due to a deterioration in the financial condition, operating performance or business prospects of, or the liquidity available to, one or more issuers of those securities or, in the case of mortgage-backed and other asset-backed securities, due to the deterioration of the loans or other assets that underlie the securities. Mortgage-backed securities are particularly sensitive to changes in U.S. economic conditions, including deterioration of the U.S. housing or commercial real estate market and unemployment, among other factors.

Since a portion of SiriusPoint's investment portfolio is invested in securities denominated in currencies other than the U.S. dollar, the value of our investment portfolio is sensitive to changes in foreign currency rates. SiriusPoint's investment portfolio is also exposed to changes in the volatility levels of various investment markets. The underlying conditions prompting such changes are outside of SiriusPoint's control and could adversely affect the value of investments and results of operations and financial condition.

LIBOR is being discontinued as a floating rate benchmark; the discontinuation has affected and will continue to affect financial markets generally and may also affect our financial position and investments specifically.

Financial markets, particularly the trading market for LIBOR-based obligations, may be adversely affected by the discontinuation of LIBOR by mid-2023 and remaining uncertainties regarding successor rates, including SOFR. SOFR, as modified by an applicable spread adjustment, may not be the economic equivalent of U.S. dollar LIBOR and the differences may be material.

SiriusPoint holds a large amount of LIBOR-based investments and is party to agreements that provide for payments determined by reference to LIBOR, and expects to continue these investments and agreements. Many of these investments and agreements are expected to reset or otherwise transition from LIBOR to an alternative reference rate pursuant to fallback provisions. Any alternative reference rate, or any investment's particular transition to such rate, may not result in comparable returns. Accordingly, the transition from LIBOR to SOFR (or another reference rate) across all of our related investments and agreements could adversely affect our returns, which in turn would adversely impact our operating results.

We face risks associated with joint ventures and investments in which we share ownership or management with third parties.

We have and may continue to enter into joint ventures and make Strategic Investments in which we share ownership and/or management with third parties. In many instances, we will not have control over governance, financial reporting, operations, legal and regulatory compliance or other matters relating to such joint ventures or entities. As a result, we may face certain operating, financial, legal and regulatory compliance and other risks relating to these joint ventures and Strategic Investments, including risks related to the financial strength of other investors; the willingness of other investors to provide adequate funding for the venture; differing goals, strategies, priorities or objectives between us and other investors; our inability to unilaterally implement actions, policies or procedures with respect to the venture that we believe are favorable; legal and regulatory compliance risks relating to actions of the joint venture, Strategic Investment, or other investors; the risk that the actions of other investors could damage our brand image and reputation; and the risk that we will be unable to resolve disputes with other investors. As a result, joint ventures, franchises and investments in which we share ownership or management with third parties subject us to risk and may contribute significantly less than anticipated to our earnings and cash flows. Therefore, our losses from or related to these investments may significantly exceed our invested capital.

Our investment strategy includes investing in newly formed venture growth stage companies with limited or no operating history, so the risk of loss from our investments and underwriting capacity may be substantially higher than if we invested in or underwrote established businesses with proven business models and management teams. The revenues, income (or losses), and projected financial performance and valuations of venture growth stage companies can and often do fluctuate suddenly and dramatically. Our target venture growth stage companies may be geographically concentrated and are therefore highly susceptible to materially negative local, political, natural and economic events. In addition, high growth industries are generally characterized by abrupt business cycles and intense competition. Overcapacity in high growth industries, together with cyclical economic downturns and insurance industry cycles, may result in substantial decreases in the value of many venture growth stage companies and/or their ability to meet their current and projected financial performance to service our debt. Furthermore, venture growth stage companies also typically rely on venture capital and private equity investors, or initial public offerings, or sales for additional capital. To the extent that our strategic partners are unable to secure additional capital funding from us or third parties, they may be unable to fund their continued growth and development or their ongoing operations, which could have a material adverse impact on our investments in those businesses.

Risks Relating to Insurance and Other Regulations

The regulatory framework under which SiriusPoint operates and potential changes thereto could have a material adverse effect on its business.

SiriusPoint's activities are subject to extensive regulation under the laws and regulations of the U.S., the U.K., Bermuda, Sweden and the EU and its member states and the other jurisdictions in which SiriusPoint operates.

SiriusPoint's operations in each of these jurisdictions are subject to varying degrees of regulation and supervision. The laws and regulations of the jurisdictions in which SiriusPoint's insurance and reinsurance subsidiaries are domiciled require, among other things, that these subsidiaries maintain minimum levels of statutory capital, surplus and liquidity, meet solvency standards, submit to periodic examinations of their financial condition and restrict payments of dividends, distributions and reductions of capital in certain circumstances. Statutes, regulations and policies to which SiriusPoint's insurance and reinsurance subsidiaries are subject may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, make certain investments and distribute funds.

SiriusPoint devotes a significant amount of time and resources to complying with various regulatory requirements imposed in Bermuda, Sweden, the U.S., the EU and the U.K. and various other jurisdictions around the globe. There remains significant uncertainty as to the impact that these various regulations and legislation will have on SiriusPoint. Such impacts could include constraints on SiriusPoint's ability to move capital between subsidiaries or requirements that additional capital be provided to subsidiaries in certain jurisdictions, which may adversely impact SiriusPoint's profitability. In addition, while SiriusPoint currently has excess capital and surplus under applicable capital adequacy requirements, such requirements or similar regulations, in their current form or as they may be amended in the future, may have a material adverse effect on SiriusPoint's business, financial condition or results of operations.

SiriusPoint's insurance and reinsurance operating subsidiaries may not be able to maintain necessary licenses, permits, authorizations or accreditations in territories where SiriusPoint is currently engaged in business or obtain them in new territories, or may be able to do so only at significant cost. In addition, SiriusPoint may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance or reinsurance companies or holding companies. In addition to insurance and financial industry regulations, SiriusPoint's activities are also subject to relevant economic and trade sanctions, anti-money laundering regulations, privacy laws, and anti-corruption laws including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and the Bermuda Bribery Act 2016, which may increase the costs of regulatory compliance, limit or restrict SiriusPoint's ability to do business or engage in certain regulated activities, or subject SiriusPoint to the possibility of regulatory actions or proceedings.

From time to time, various laws and regulations are proposed for application to the U.S. insurance industry, some of which could adversely affect the results of reinsurers and insurers. Additionally, the NAIC has been responsible for establishing certain regulatory and corporate governance requirements, which are intended to result in a group-wide supervision focus and include the Model Insurance Holding Company System Regulatory Act and the Insurance Holding Company System Model Regulation, the Requirements for ERM Report within the Annual Holding Company Registration (i.e., Form F), the Supervisory College, the Risk Management and ORSA Model, the CGAD and the Revisions to Annual Financial Reporting Model Regulation to expand the corporate audit function to provide reasonable assurance of the effectiveness of enterprise risk management, internal controls, and corporate governance. We are unable to predict the potential effect, if any, such legislative or regulatory developments may have on our future operations or financial condition.

In addition to the complexity of the laws and regulations themselves, the development of new laws and regulations or changes in application or interpretation of current laws and regulators or conflict between them also increases our legal and regulatory compliance complexity. SiriusPoint, its employees, or its agents acting on SiriusPoint's behalf may not be in full compliance with all applicable laws and regulations or their interpretation by the relevant authorities and, given the complex nature of the risks, it may not always be possible for SiriusPoint to ascertain compliance with such laws and regulations.

Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws or regulations, including those referred to above, could subject SiriusPoint to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license, reputational consequences, and other sanctions, all of which could have a material adverse effect on SiriusPoint's business. Also, changes in the laws or regulations to which SiriusPoint is subject could have a material adverse effect on its business. In addition, in most jurisdictions, government and regulatory authorities have the power to interpret or amend applicable laws and regulations, and have discretion to grant, renew or revoke licenses and approvals SiriusPoint needs to conduct its activities. Such governmental and regulatory authorities may require SiriusPoint to incur substantial costs in order to comply with such laws and regulations.

We face risks related to changes in Bermuda law and regulations, and the political environment in Bermuda.

SiriusPoint is incorporated in Bermuda and certain of our operating companies are domiciled in Bermuda. Therefore, our exposure to potential changes in Bermuda law and regulations that may have an adverse impact on our operations, such as the imposition of tax liability, increased regulatory supervision or changes in regulation, could have a material adverse effect on our business. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the U.S. and in various states within the U.S. SiriusPoint is unable to predict the impact of such scrutiny on its operations.

In addition, SiriusPoint may be impacted by changes in the political environment in Bermuda, which could make it difficult to operate in, or attract talent to, Bermuda. Bermuda is a small jurisdiction and may be disadvantaged in participating in global or cross border regulatory matters as compared with larger jurisdictions such as the U.S. or the leading EU countries. Bermuda, which is an overseas territory of the United Kingdom, may consider changes to its relationship with the United Kingdom in the future. A change to Bermuda's regulatory or political environment could have an adverse effect on the international reinsurance market focused there which could, in turn, have a material adverse impact on SiriusPoint.

We are subject to the risk of becoming an investment company under U.S. federal securities law.

The Investment Company Act of 1940, as amended (the "Investment Company Act"), regulates certain companies that invest in or trade securities. We rely on an exception under the Investment Company Act that is available to a company organized and regulated as a foreign insurance company which is engaged primarily and predominantly in the reinsurance of risks on insurance agreements. The law in this area has not been well developed and there is a lack of guidance as to the meaning of "primarily and predominantly" under the relevant exception under the Investment Company Act. For example, there is no standard for the amount of premiums that need be written relative to the level of a company's capital in order to qualify for the exception. If this exception were deemed inapplicable to us, we would have to seek to register under the Investment Company Act as an investment company, which, under the Investment Company Act, would require an order from the SEC. Our inability to obtain such an order could have a significant adverse impact on our business.

Assuming that we were permitted to register as an investment company, registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, our ability to raise additional debt and equity securities or issue stock options or warrants (which could impact our ability to compensate key employees), financial leverage, dividends, board of director composition and transactions with affiliates. Accordingly, if we were required to register as an investment company, we would not be able to operate our business as it is currently conducted, nor would we be permitted to have many of the relationships that we have with our affiliated companies. Accordingly, we likely would not be permitted to engage Third Point LLC as the investment manager of our Collateral Asset Account or other investment accounts, unless we obtained the board and shareholder approvals required under the Investment Company Act. Our ability to engage in transactions with Third Point LLC or its affiliates would likely also be significantly restricted. If Third Point LLC were not our investment manager, we would potentially be required to liquidate our Collateral Asset Account and we would seek to identify and retain another investment manager with a similar investment philosophy. Pursuant to the 2022 LPA, other than in certain specified circumstances, we cannot engage another investment manager without Third Point LLC's consent. If we could not identify or retain such an advisor, we would be required to make substantial modifications to our investment strategy. Any such changes to our investment strategy could significantly and negatively impact our investment results, financial condition and our ability to implement our business strategy.

If at any time it were established that we had been operating as an investment company in violation of the Investment Company Act, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, that we could be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions undertaken during the period in which it was established that we were an unregistered investment company. If, subsequently, we were not permitted or were unable to register as an investment company, it is likely that we would be forced to cease operations.

To the extent that the laws and regulations change in the future so that contracts we write are deemed not to be reinsurance contracts, we will be at greater risk of not qualifying for the Investment Company Act exception. Additionally, it is possible that our classification as an investment company would result in the suspension or revocation of our reinsurance license.

Risks associated with changes in U.S. healthcare legislation could negatively affect our accident and health business.

We derive revenues from, among other things, the provision of accident and health premiums in the U.S., that is, providing insurance to institutions that participate in the U.S. healthcare delivery infrastructure. Changes in U.S. healthcare legislation, specifically the Patient Protection and Affordable Care Act of 2010 (the "Healthcare Act") (and legislative reforms related thereto), have made significant changes to the regulation of health insurance including, but not limited to, the healthcare delivery system, the healthcare cost reimbursement structure in the U.S. and the rate of growth of health care costs in the U.S. and may negatively affect our accident and health business. In addition, we may be subject to regulations, guidance or determinations emanating from the various regulatory authorities authorized under the Healthcare Act.

The effects of, and uncertainty regarding, the U.K.'s withdrawal from the European Union could negatively impact SiriusPoint's investment portfolio, business and results of operations.

On January 31, 2020, the U.K. withdrew from the EU, referred to as "Brexit." The U.K. entered into a withdrawal agreement resulting in a transition period until December 31, 2020 during which the trading relationship between the U.K. and the EU remained the same. The impact of the withdrawal on the U.K. and European economies and the broader global economy could be significant, resulting in negative impacts, such as increased volatility and illiquidity, and potentially lower economic growth on markets in the U.K., Europe and globally, which may negatively impact the value of SiriusPoint's investment portfolio, business and results of operations. Lloyd's has established a European subsidiary company in Brussels through which Lloyd's syndicates will have access to the EU single market and although Lloyd's has previously given assurance that the European subsidiary company will not result in increased costs above the marginal costs which have already been incurred, the European regulators have asked that Lloyd's syndicates update the operating model when writing European business through the Lloyd's European Subsidiary based in Brussels in order to remain compliant with European regulatory requirements post Brexit, which may lead to increased costs and administrative burden. SiriusPoint International applied to U.K. regulators to establish a Third Country Branch to enable it to continue to operate in the U.K. The approval for the branch was granted in March 2022. This will add an additional regulatory burden on the U.K. branch as it will fall under the direct supervision of not only the Swedish regulators, but also that of the U.K. regulators.

Our reinsurance subsidiaries are subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

In 2008, the BMA introduced risk-based capital standards for insurance companies as a tool to assist the BMA both in measuring risk and in determining appropriate levels of capitalization. The amended Bermuda insurance statutes and regulations pursuant to the risk-based supervisory approach required additional filings by insurers to be made to the BMA. The required statutory capital and surplus of our Bermuda-based operating subsidiaries increased under the Bermuda Solvency Capital Requirement model. While our subsidiaries, as they currently operate, currently have excess capital and surplus under these new requirements, such requirements or similar regulations, in their current form or as may be amended in the future, may have a material adverse effect on our business, financial condition or results of operations. Any failure to meet applicable requirements or minimum statutory capital requirements could subject us to further examination or corrective action by regulators, including restrictions on dividend payments, limitations on our writing of additional business or engaging in finance activities, supervision or liquidation. Further, any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we might be unable to do.

Bermuda insurance laws regarding the change of control of insurance companies may limit the acquisition of our shares and the voting rights of certain shareholders.

Under Bermuda law, for so long as we have an insurance subsidiary registered under the Insurance Act, the BMA may at any time, by written notice, object to a person holding 10% or more of our common shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of our common shares and direct, among other things, that such shareholder's voting rights attaching to the common shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense. This may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our shareholders might consider to be desirable.

Risks Relating to Taxation

In addition to the risk factors discussed below, we advise you to read "Certain Tax Considerations" and to consult your own tax advisor regarding the tax consequences to you of your investment in our shares.

We have significant deferred tax assets, which may become devalued if either SiriusPoint does not generate sufficient future taxable income or applicable corporate tax rates are reduced (or applicable tax laws otherwise change).

Utilization of most deferred tax assets is dependent on generating sufficient future taxable income in the appropriate jurisdiction and/or entity and in the appropriate character (e.g. capital vs. ordinary). If it is determined that it is more likely than not that sufficient future taxable income will not be generated, we would be required to increase applicable valuation allowance(s). Most of our deferred tax assets are determined by reference to applicable corporate income tax rates, in particular in the U.S., Luxembourg and Sweden. Accordingly, in the event of new legislation that reduces any such corporate income tax rates, the carrying value of certain deferred tax assets would decrease. A material devaluation in the Company's deferred tax assets due to either insufficient taxable income or lower corporate income tax rates would have an adverse effect on SiriusPoint's results of operations and financial condition.

In 2016 and early 2021, one of our legacy U.S. subgroups with legacy tax attributes experienced an "ownership change" for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), which is defined as an increase in the percentage of ownership (by value) of one or more "5-percent shareholders" (as defined in the Code) by more than 50% over the lowest percentage owned by such shareholders at any time during the prior three years (calculated on a rolling basis). As a result, such U.S. subgroup is subject to annual limitations on its tax loss and credit carryforwards based on the equity value of the subgroup immediately before each ownership change, multiplied by an IRS-published rate. We have taken into account the application of Section 382 in evaluating the recoverability of our net deferred tax assets in the U.S. In the event the U.S. subgroup experiences another ownership change in the future, the Section 382 limitation would apply on top of the pre-existing Section 382 limitations.

Certain of our non-U.S. entities may become subject to United States federal income taxation.

We believe that our activities, as currently conducted and as contemplated, will not cause our non-U.S. entities to be treated as engaging in a United States trade or business and consequently will not cause us to be subject to current United States federal income taxation on our net income (except for specific subsidiaries due to their respective operating models). Because there are no definitive standards provided by the Code, regulations or other relevant authority as to the specific activities that constitute being engaged in the conduct of a trade or business within the United States, and as any such determination is essentially factual in nature and must be made annually, we cannot assure you that the United States Internal Revenue Service (the "IRS") will not successfully assert that we are engaged in a trade or business in the United States or, if applicable under the income tax treaty between the U.S. and Bermuda (the "Bermuda Treaty"), engaged in a trade or business in the United States through a permanent establishment, and thus are subject to current United States federal income taxation. If one of our non-U.S. entities were deemed to be engaged in a trade or business in the United States (and, if applicable under the Bermuda Treaty, were deemed to be so engaged through a permanent establishment), it would become subject to United States federal income tax on its net income "effectively connected" (or treated as effectively connected) with the U.S. trade or business, and could be subject to the "branch profits" tax on its after tax earnings and profits that are both effectively connected with the U.S. trade or business and deemed repatriated out of the United States. Any such federal tax liability could materially and adversely affect our results of operations and financial condition.

We could also become subject to income tax in one or more countries, including the United States, as a result of our activities, adverse developments or changes in law, contrary conclusions by the relevant tax authorities or other causes. The imposition of any of these income taxes could materially and adversely affect our results of operations and financial condition.

Certain of our intragroup transactions could become subject to the U.S. Base Erosion and Anti-Abuse Minimum Tax ("BEAT"), which could have a material adverse impact on operating results and make it difficult to forecast our effective tax rate.

Introduced by the 2017 Tax Cuts and Jobs Act, BEAT is essentially an additional tax that can apply to certain otherwise deductible payments made by U.S. entities to non-U.S. affiliates ("base erosion payments"), including cross-border reinsurance premiums paid or ceded. The statutory BEAT rate is 10% through 2025, and then rises to 12.5% in 2026 and thereafter. Consistent with accounting guidance, the Company will treat BEAT as an in-period tax charge when incurred in future periods for which no deferred taxes need to be provided.

Under the BEAT statute and Treasury regulations issued thereunder, a U.S. taxpayer may qualify for certain exemptions from BEAT based on its historical gross receipts or base erosion payments being below specified thresholds. The availability of the latter exemption depends on the total amounts of base erosion payments and U.S. tax deductions for the current tax year, which is not yet known. Currently, legislative proposals include specific provisions that would amend the BEAT provisions. One of these proposed amendments, if enacted, would eliminate one or more exemptions of limitations. While we intend to operate in a manner that limits our exposure to BEAT, uncertainty remains and we cannot assure you that we will not be subject to material amounts of BEAT in the future.

Intragroup distributions and other payments of cash or other assets could become subject to incremental income or withholding taxes.

The Company has capital and liquidity in many of its subsidiaries, some of which may reflect undistributed earnings. If such capital or liquidity were to be paid or distributed to the Company or to one of its intermediary subsidiaries as dividends or otherwise, they may be subject to withholding tax by the source country and/or income tax by the recipient country. The Company generally intends to operate, and manage its capital and liquidity, in a tax-efficient manner. However, the applicable tax laws in relevant countries are still evolving, including in connection with guidance and proposals from the OECD. Accordingly, such payments or distributions may be subject to income or withholding tax in jurisdictions where they are not currently taxed or at higher rates of tax than currently taxed, and the applicable tax authorities could attempt to apply income or withholding tax to past earnings or payments.

If we were treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, our U.S. shareholders would be subject to adverse tax consequences.

PFIC status of the Company would subject a U.S. shareholder to tax on distributions from the Company in advance of when tax would otherwise be imposed, in which case the shareholder's investment in the Company could be materially adversely affected. In addition, if we were considered a PFIC, upon the death of any U.S. individual owning shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares that might otherwise be available under U.S. federal income tax laws. A U.S. shareholder may avoid some of the adverse tax consequences of owning an equity interest in a PFIC by making a qualified electing fund ("QEF") election. Such an electing U.S. shareholder is likely to recognize income in a taxable year in amounts significantly greater than the distributions received from the Company, if any. In the event we are classified as a PFIC in the future, we strongly encourage our shareholders to consult with their own tax advisors with regard to any available tax elections.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year for which either (i) at least 75% of our gross income consists of certain types of "passive income" or (ii) at least 50% of the average value of our assets produce, or are held for the production of, passive income. Passive income includes dividends, interest, rents and royalties. For these purposes, if we own (directly or indirectly) at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we are treated as holding the proportionate share of the assets of such other corporation, and as receiving directly the proportionate share of the income of such other corporation. Under a specific exception, passive income does not include income derived in the active conduct of an insurance business by a qualifying insurance corporation. Whether an insurance company is a qualifying insurance corporation is determined based on an asset to liability test. The test requires the insurance company to have applicable insurance liabilities in excess of 25% of its total assets as reported in the company's financial statements. In January 2021, the Treasury and IRS issued final and proposed regulations providing guidance on the active insurance business exception, including the 25% test and calculation of income that is not treated as passive. The proposed regulations are not effective until adopted in final form. The IRS requested comments on several aspects of the proposed regulations. It is uncertain when the proposed regulations will be finalized, and whether and how the provisions of any final or temporary regulations will vary from proposed regulations.

Based on our assets, income, applicable financial statements and activities, including those of our subsidiaries engaged in the active conduct of an insurance business, we do not expect that we will be treated as a PFIC in 2022. However, this conclusion is not free from doubt and the IRS could take a contrary position. While we expect that our insurance subsidiaries will qualify for the active insurance income exception for qualified insurance corporations, in light of pending regulations and in the absence of other detailed guidance, our insurance subsidiaries may not meet the requirements for this exception. Moreover, PFIC classification is a factual determination made annually, and even if we are not a PFIC in 2022, we could become a PFIC in later years. Accordingly, we cannot assure you that we will not be treated as a PFIC for 2022 or for any future year.

If we were treated as a controlled foreign corporation ("CFC") with respect to a U.S. shareholder or we were subject to the rules for related person insurance income ("RPII"), certain U.S. shareholders (including tax-exempts) could become subject to adverse tax consequences.

A CFC for U.S. federal income tax purposes is any foreign corporation if, on any day of the taxable year, 10% U.S. shareholders own (directly, indirectly through foreign entities or by attribution by application of certain constructive ownership rules) more than 50% (25% in the case of certain insurance companies) of the total combined voting power of all classes of that corporation's voting shares, or more than 50% (25% in the case of certain insurance companies) of the total value of all the corporation's shares. If we were a CFC, each 10% U.S. shareholder must annually include in its income its pro rata share of our "subpart F income," and "global intangible low-taxed income" ("GILTI") even if no distributions are made.

If, with respect to any of our non-U.S. insurance subsidiaries, (i) 20% or more of the gross income in any taxable year is attributable to insurance or reinsurance policies of which the direct or indirect insureds are direct or indirect U.S. shareholders of SiriusPoint (regardless of the number of shares owned by those shareholders) or persons related to such U.S. shareholders and (ii) direct or indirect insureds, whether or not U.S. persons, and persons related to such insureds own directly or indirectly 20% or more of the voting power or value of our shares, U.S. shareholders would most likely be required to include their allocable share of the RPII of the applicable subsidiary for the taxable year in its income, even if no distributions are made. Proposed Treasury regulations published in January 2022 would aggregate all U.S. shareholders for purposes of the 50% ownership test above, which would have the effect of significantly increasing the likelihood that such U.S. shareholders would be subject to RPII. These proposed regulations also address the RPII treatment of certain cross-insurance arrangements and pass-through entities. Especially in light of these proposed regulations, a direct or indirect U.S. shareholder may be required to include amounts in its income in respect of RPII in any taxable year.

In addition, subpart F insurance income will be allocated to a tax-exempt organization owning (or treated as owning) our shares if we are a CFC as discussed above and it is a 10% U.S. shareholder or we earn related person insurance income and the exceptions described above do not apply. We cannot assure you that United States persons holding our shares (directly or indirectly) will not be allocated subpart F insurance income. United States tax-exempt organizations should consult their own tax advisors regarding the risk of recognizing unrelated business taxable income as a result of the ownership of our shares.

We may become subject to U.S. withholding and information reporting requirements under the Foreign Account Tax Compliance Act ("FATCA") provisions.

The Hiring Incentives to Restore Employment Act provides that a 30% withholding tax will be imposed on certain payments of U.S. source income and certain payments of proceeds from the sale of property that could give rise to U.S. source interest or dividends unless we and certain of our non-U.S. subsidiaries enter into an agreement with the IRS to disclose the name, address and taxpayer identification number of certain U.S. persons that own, directly or indirectly, an interest in the Company as well as certain other information relating to any such interest. The IRS has released final and proposed regulations and other guidance that provide for the phased implementation of the foregoing withholding and reporting requirements. On December 19, 2013, the U.S. Department of the Treasury signed a Model 2 non-reciprocal intergovernmental agreement (the "Model 2 IGA") with Bermuda. The Model 2 IGA modifies the foregoing requirements but generally requires similar information to be disclosed to the IRS. Although we will attempt to satisfy any obligations imposed on it to avoid the imposition of this withholding tax, we may not be able to satisfy these obligations. If we or any of our subsidiaries were to become subject to a withholding tax as a result of FATCA, the return of all shareholders may be materially adversely affected.

New tax laws and regulations, along with changes in existing tax laws and regulations, are continuously being proposed and enacted; more specifically, the OECD and the Biden administration have published proposals that, if or when enacted, could result higher taxation of the Company.

The tax laws and interpretations thereof regarding whether a company is engaged in a United States trade or business, is a CFC, has related party insurance income or is a PFIC are subject to change, possibly on a retroactive basis. Certain regulations regarding the application of the PFIC rules to an insurance company and regarding related party insurance income are in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming from the IRS. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will have a retroactive effect.

Since 2017, the 141 member countries of the G20/OECD Inclusive Framework on BEPS have developed a two-pillar approach to address the tax challenges arising from the digitalization of the economy. "Pillar One" addresses nexus and profit allocation challenges, while "Pillar Two" addresses perceived base erosion. Pillar One includes exclusions for Regulated Financial Services; therefore we do not anticipate a material impact on insurance and reinsurance groups. In December 2021, the OECD published two model rules implementing a 15% global minimum tax: first, an income inclusion rule ("IIR"), which imposes "top-up" tax on a parent entity in respect of the low-taxed income of a subsidiary, and second, an "undertaxed payments" rule, which denies deductions or requires an equivalent adjustment to the extent the low-tax income of an affiliate is not subject to tax under an IIR. On December 12, 2022, the European Union member states agreed to adopt a Directive implementing a corporate minimum tax rate of 15% for large corporate groups with annual consolidated revenues (with some adjustments) of at least EUR 750 million, which would be required to be implemented by member states by the end of 2023. Although it is difficult at this stage to determine with precision the impact of the Directive and the OECD's Pillar Two global corporate minimum tax rate, we do not currently expect that they will materially affect us in the immediate future, but we cannot be certain of such outcome, and the effect may be material.

The Biden administration has also proposed various tax reform measures including an increase in the U.S. corporate tax rate from 21% to 28%, a new 15% minimum tax on "book" income, an increase in the GILTI rate, and replacement of BEAT with a version of the OECD's undertaxed payment rule. On August 16, 2022, Congress adopted the Inflation Reduction Act of 2022, which among other things, included a 15% corporate alternative minimum tax on the adjusted financial statement income of very large corporations. Under this legislation, the corporate alternative minimum tax applies only to foreign-parented groups with gross average annual adjusted financial statement income (with certain modifications) exceeding $1 billion (and certain other conditions are met with respect to the group's domestic subsidiaries). We do not currently anticipate that this corporate alternative minimum tax will materially affect us in the immediate future, but we cannot be certain of such outcome and the effect may be material.

According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard and as such is listed on the OECD "white list". Relatedly, in 2020, Bermuda was removed from the list of non-cooperative jurisdictions maintained by the Council of European Union. Nonetheless, these classifications are subject to change, especially considering the OECD's other initiatives including the global minimum tax. Accordingly, we are unable to predict whether any changes will be made to these classifications or whether any such changes in classification or in tax law would subject us or our Bermuda entities to new or additional taxes in the future.

As a result of changes in applicable tax law emanating from the developments discussed above (or other future developments), our earnings could become subject to increased income tax, or intercompany payments or transactions could become subject to additional tax, in jurisdictions where they are not currently taxed or at higher rates of tax than currently taxed. The applicable tax authorities could also attempt to apply such taxes to past earnings and payments. Any such additional taxes could materially increase our effective tax rate and adversely affect our financial position and results of operations. Also, new tax or information reporting laws may increase the complexity and costs associated with tax compliance.

Risks Relating to Our Common Shares

Future sales of shares by existing shareholders could cause our share price to decline, even if our business is performing well.

A substantial amount of our common shares are held by a small number of holders, and sales of our common shares by those holders in the public market could occur at any time, subject to the applicable volume, manner of sale and other limitations of Rule 144. In addition, certain of our significant shareholders may distribute shares that they hold to their investors who themselves may then sell into the public market. These sales, or the perception that these sales could occur, could cause the market price of our common shares to decline. Also, as our common shares are thinly traded, our stock price may be more sensitive to price changes than stocks that are more widely traded.

Certain existing holders of our common shares also have registration rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future. In the event that we register the common shares for the holders of registration rights, they can be freely sold in the public market at any time.

As of December 31, 2022, approximately 28 million common shares were reserved for issuance under our current share incentive plans and in connection with restricted share award agreements entered into between us and certain of our employees and directors. In addition, as of December 31, 2022, there were share options outstanding (subject to vesting) for approximately 5 million common shares. We have registered on a Form S-8 registration statement these shares and all common shares that we may in future issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates.

In the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, compensation arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our common shares to decline.

Only one industry analyst covers our Company and the publication of negative research or reports, or the failure to publish reports about our business, could impact our share price and our trading volume could decline.

The trading market for our common shares is influenced by the research and reports that industry or securities analysts publish about us, our business and our market. Currently, only one industry analyst covers the Company. The limited number of analysts covering our Company impacts our share price and the trading volume of our shares. If this analyst ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets which in turn could cause our share price or trading volume to decline.

If the ownership of our common shares continues to be concentrated, it could prevent you and other shareholders from influencing significant corporate decisions.

As of December 31, 2022, CM Bermuda Ltd. ("CM Bermuda"), Daniel S. Loeb and affiliates associated with Mr. Loeb (collectively, the "Loeb Entities") and BlackRock, Inc. beneficially own approximately 38.2%, 7.6% and 7.3% of our issued and outstanding common shares, respectively, after giving effect to the issuance of warrants and options representing the right to purchase 36,466,494 common shares. Pursuant to the Investor Rights Agreement, between the Company and CM Bermuda, dated as of February 26, 2021 (the "CMB Investor Rights Agreement"), CM Bermuda and its affiliates' voting power in the Company is capped at 9.9%, in accordance with the terms described in the CMB Investor Rights Agreement and our Bye-laws. As a result of the concentration of ownership, CM Bermuda, the Loeb Entities and BlackRock, Inc. could exercise influence over matters requiring shareholder approval, including approval of significant corporate transactions, which may reduce the market price of our common shares.

The interests of the shareholders specified above may conflict with the interests of our other shareholders.

We do not intend to pay dividends on our common shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common shares.

We do not intend to declare and pay dividends on our share capital for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common shares for the foreseeable future and the success of an investment in our common shares will depend upon any future appreciation in their value. Our common shares may not appreciate in value and may not even maintain the price at which our shareholders have purchased their shares.

We may repurchase our common shares without our shareholders' consent.

Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder to sell to us at fair market value the minimum number of common shares that is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us, our subsidiaries or our shareholders if our Board of Directors reasonably determines, in good faith, that failure to exercise our option would result in such adverse consequences or treatment.

Holders of our shares may have difficulty effecting service of process on us or enforcing judgments against us in the United States.

We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets are located in jurisdictions outside the United States. As such, we have been advised that there is doubt as to whether:

- a holder of our shares would be able to enforce, in the courts of Bermuda, judgments of United States courts against persons who reside in Bermuda based upon the civil liability provisions of the United States federal securities laws;

- a holder of our shares would be able to enforce, in the courts of Bermuda, judgments of United States courts based upon the civil liability provisions of the United States federal securities laws;

- a holder of our shares would be able to bring an original action in the Bermuda courts to enforce liabilities against us or our directors and officers who reside outside the United States based solely upon United States federal securities laws.

Further, we have been advised that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of United States courts, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Because judgments of United States courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act, which applies to us as a Bermuda company, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act and our bye-laws which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors: Bermuda law provides that we cannot void any transaction we enter into in which a director has an interest, nor can such director be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing, to the directors. In comparison, under Delaware law such transaction would not be voidable if:

- the material facts as to such interested director's relationship or interests were disclosed or were known to the Board of Directors and the Board of Directors had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

- such material facts were disclosed or were known to the shareholders entitled to vote on such transaction and the transaction were specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

- the transaction were fair as to the corporation as of the time it was authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Business Combinations with Large Shareholders or Affiliates: As a Bermuda company, business combinations with large shareholders or affiliates, including mergers, asset sales and other transactions, do not require prior approval from the Board of Directors or from shareholders. Delaware corporations, however, need prior approval from the Board of Directors or a super-majority of shareholders to enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute. Our bye-laws include a provision restricting business combinations with interested shareholders consistent with the corresponding Delaware statute.

Shareholders' Suits: The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, a court would consider acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Indemnification of Directors and Officers: We have entered into indemnification agreements with our directors and officers. The indemnification agreements provide that we will indemnify our directors or officers or any person appointed to any committee by the Board of Directors acting in their capacity as such in relation to any of our affairs for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, as opposed to Bermuda law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Provisions in our bye-laws may reduce or increase the voting rights of our shares.

In general, and except as provided under our bye-laws and as described below, the common shareholders have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, if, and so long as, the shares of a shareholder are treated as "controlled shares" (as determined pursuant to sections 957 and 958 of the Code of any United States person that owns shares directly or indirectly through non-U.S. entities) and such controlled shares constitute 9.5% or more of the votes conferred by our issued shares, the voting rights with respect to the controlled shares owned by such United States person will be limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in our bye-laws. The formula is applied repeatedly until the voting power of all 9.5% U.S. shareholders has been reduced to less than 9.5%. In addition, our Board of Directors may limit a shareholder's voting rights when it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. shareholder; and (ii) avoid certain material adverse tax, legal or regulatory consequences to us, any of our subsidiaries or any direct or indirect shareholder or its affiliates. "Controlled shares" include, among other things, all shares that a United States person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among our other shareholders whose shares were not "controlled shares" of the 9.5% U.S. shareholder so long as such reallocation does not cause any person to become a 9.5% U.S. shareholder.

Our bye-laws also contain a provision that will cap the total voting power of CM Bermuda, its affiliates and related persons in SiriusPoint at 9.9% for so long as CM Bermuda, its affiliates and related persons hold more than 9.9% of our common shares.

Under these provisions, certain shareholders may have their voting rights limited, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership.

We are authorized under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder's voting rights are to be reallocated under the bye-laws. If any holder fails to respond to this request or submits incomplete or inaccurate information, we may, in our sole discretion, eliminate the shareholder's voting rights. Any shareholder must give notice to us within ten days following the date it owns 9.5% of our common shares.

Our bye-laws contain provisions that could discourage takeovers and business combinations that our shareholders might consider in their best interests.

Our bye-laws include certain provisions that could have the effect of delaying, deterring, preventing or rendering more difficult a change in control of us that our shareholders might consider in their best interests.

For example, our bye-laws:
- establish a classified Board of Directors;
- require advance notice of shareholders' proposals in connection with annual general meetings;
- authorize our board to issue "blank check" preferred shares;
- prohibit us from engaging in a business combination with a person who acquires at least 15% of our common shares for a period of three years from the date such person acquired such common shares unless board and shareholder approval is obtained prior to the acquisition;
- require that directors only be removed from office for cause by majority shareholder vote;

- require a supermajority vote of shareholders to effect certain amendments to our memorandum of association and bye-laws; and

- provide a consent right on the part of Daniel S. Loeb to any amendments to our bye-laws or memorandum of association which would have a material adverse effect on his rights for so long as he holds not less than 25% of the number of shares respectively held as of December 22, 2011.

Any such provision could prevent our shareholders from receiving the benefit from any premium to the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of any of these provisions could adversely affect the prevailing market price of our common shares if they were viewed as discouraging takeover attempts in the future.

The market price of our common shares may fluctuate significantly.

The market price of our common shares may fluctuate significantly. Among the factors that could affect our share price are:

- industry or general market conditions;

- domestic and international economic factors unrelated to our performance;

- changes in our clients' needs;

- new regulatory pronouncements and changes in regulatory guidelines;

- lawsuits, enforcement actions and other claims by third parties or governmental authorities;

- actual or anticipated fluctuations in our quarterly operating results;

- changes in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;

- action by institutional shareholders or other large shareholders, including future sales;

- speculation in the press or investment community;

- investor perception of us and our industry;

- changes in market valuations or earnings of similar companies;

- any announcement by us or our competitors of a significant contract, acquisition, strategic transaction or expansion into a new line of business;

- our ability to execute on our strategic transformation;

- any future sales of our common shares or other securities; and

- additions or departures of key personnel.

The stock markets have experienced volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of management's attention and resources, which would harm our business, operating results and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company leases office space in Pembroke, Bermuda where the Company's principal executive office is located. Additionally, the Company leases office space throughout the United States and Europe. We renew and enter into new leases in the ordinary course of business. We believe that our office space is sufficient for us to conduct our operations for the foreseeable future. As previously disclosed, on November 2, 2022, we announced that we will close our offices in Hamburg, Miami and Singapore and reduce our footprint in Liege and Toronto. For further discussion of our leasing commitments at December 31, 2022, refer to Note 21 "Commitments and contingencies" in our audited consolidated financial statements included elsewhere in this Annual Report.

Item 3. Legal Proceedings

The Company and its subsidiaries are subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on reinsurance treaties or contracts or direct surplus lines insurance policies. In the Company's industry, business litigation may involve allegations of underwriting or claims-handling errors or misconduct, disputes relating to the scope of, or compliance with, the terms of delegated underwriting agreements, employment claims, regulatory actions or disputes arising from the Company's business ventures. The Company's operating subsidiaries are subject to claims litigation involving, among other things, disputed interpretations of policy coverages. Generally, the Company's direct insurance operations are subject to greater frequency and diversity of claims and claims-related litigation than its reinsurance operations and, in some jurisdictions, may be subject to direct actions by allegedly injured persons or entities seeking damages from policyholders. These lawsuits, which involve or arise out of claims on policies issued by the Company's subsidiaries, are typical to the insurance industry in general and in the normal course of our business. These claims are considered in the Company's loss and loss expense reserves. In addition, the Company may from time to time engage in litigation or arbitration related to its claims for payment in respect of ceded reinsurance, including disputes that challenge the Company's ability to enforce its underwriting intent. Such matters could result, directly or indirectly, in providers of protection not meeting their obligations to the Company or not doing so on a timely basis. The Company may also be subject to other disputes from time to time, relating to operational or other matters distinct from insurance or reinsurance claims. Any litigation or arbitration, or regulatory process, contains an element of uncertainty, and the value of an exposure or a gain contingency related to a dispute is difficult to estimate. The Company believes that no individual litigation or arbitration to which it is presently a party is likely to have a material adverse effect on its results of operations, financial condition, business or operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares are listed on the NYSE under the symbol "SPNT". On February 20, 2023, the latest practicable date, there were 348 holders of record of our common shares. This number does not include shareholders for whom our shares were held in "street" name.

Dividends

We do not currently expect to declare or pay dividends on our common shares for the foreseeable future. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of our Board of Directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our Board of Directors may deem relevant. In addition, under the Companies Act, we may not declare or pay a dividend if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due or that the realized value of our assets would thereafter be less than our liabilities.

Performance

The following graph compares the cumulative total shareholder return on our common shares as compared to the cumulative total return of (1) S&P 500 Composite Stock Index ("S&P 500") and (2) the Dow Jones Property & Casualty Insurance Index

("Dow Jones P&C") for the five year period commencing December 31, 2017 through to December 31, 2022. The share price performance presented below is not necessarily indicative of future results.

Cummulative Total Shareholder Return



	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
♦SPNT	$ 100.00	$ 65.80	$ 71.81	$ 64.98	$ 55.49	$ 40.27
■S&P 500	$ 100.00	$ 93.76	$ 120.84	$ 140.49	$ 178.27	$ 143.61
▲Dow Jones P&C	$ 100.00	$ 94.69	$ 118.02	$ 119.15	$ 141.84	$ 160.40

1. The above graph assumes that the value of the investment was $100 on December 31, 2017.

2. This graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing by us under the Securities Act of 1933 or the Securities and Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Issuer Purchases of Equity Securities

During the year ended December 31, 2022, the Company repurchased 695,047 of its common shares in the open market for $5.0 million at a weighted average cost, including commissions, of $7.17 per share. Common shares repurchased by the Company during the period were retired.

During the years ended December 31, 2021 and 2020 the Company did not repurchase any of its common shares.

On August 5, 2021, the Company's Board of Directors expanded the scope of the prior authority to include the repurchase of outstanding contingent value rights ("CVRs") and warrants, which will allow the Company to repurchase up to $56.3 million of the Company's outstanding common shares, CVRs and warrants. As of December 31, 2022, all of such authorization remained available.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the related notes contained elsewhere in this Annual Report on Form 10-K for the fiscal year ended December 31, 2022 ("Annual Report").

The statements in this discussion regarding business outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to our Introductory Note to this Annual Report and the risks and uncertainties described in Part I, Item 1A "Risk Factors." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our fiscal year ends December 31 and, unless otherwise noted, references to years are for fiscal years ended December 31.

For discussion of our results of operations and changes in financial condition for the year ended December 31, 2021 compared to the year ended December 31, 2020 refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K, for the year ended December 31, 2021, which was filed with the SEC on March 1, 2022.

Overview

We are a holding company domiciled in Bermuda. Through our subsidiaries, we provide multi-line insurance and reinsurance products and services on a worldwide basis. We aim to be a highly diversified business with a sustainable and scalable underwriting platform, and a portfolio of insurance-related businesses. We seek to leverage our underwriting talent and capabilities, proven management expertise and geographical footprint, to build on our existing portfolio and identify new opportunities to create value. We intend to allocate our capital to the best opportunities and react quickly to new risks. We are focused on optimizing capital allocation and rebalancing towards insurance and higher margin and growth lines. As of December 31, 2022, we had equity stakes in 36 entities (MGAs, Insurtech and Other) which underwrite or distribute a wide range of lines of business. Refer to Part I. Item 1. "Business" for additional information.

Products & Services

The acquisition of Sirius Group created a highly diversified portfolio with expanded underwriting capabilities, geographical footprint and product offerings. Each segment is described below.

Reinsurance Segment

We provide reinsurance products to insurance and reinsurance companies, government entities, and other risk bearing vehicles on a treaty or facultative basis. For reinsurance assumed, we generally participate in the prospective, as opposed to retroactive, reinsurance market globally through the broker market distribution channel. We primarily write treaty reinsurance, on both a proportional and excess of loss basis, and provide facultative reinsurance in some of our business lines. In the United States and Bermuda, our core focus is on distribution, risk and clients located in North America while our international operation is focused primarily on distribution, risks and clients located in Europe, Asia and Latin America.

The Reinsurance segment provides coverage in the following product lines: Aviation & Space, Casualty, Contingency, Credit & Bond, Marine & Energy, Mortgage, and Property.

Insurance & Services Segment

The Insurance & Services segment predominantly provides insurance coverage in addition to receiving fees for services provided within Insurance & Services and to third parties. Insurance & Services revenue allows us to diversify our traditional reinsurance portfolio and generally has lower capital requirements. We make both controlling and noncontrolling equity investments and debt investments in MGAs and other insurance-related business. In addition, service fees from MGAs and their insurance provided are generally not as prone to the volatile underwriting cycle that is common in reinsurance marketplace. The Insurance & Services segment provides coverage in the following product lines: A&H, Environmental, Workers' Compensation, and other lines of business including a cross section of Property and Casualty lines.

Investment Management

We continue to reposition our investment portfolio to better align with our underwriting strategy, while leveraging our strategic partnership with Third Point LLC. We believe that this repositioning will result in lower volatility, while taking advantage of opportunities to improve risk-adjusted returns across asset classes.

Under our investment strategy, our fixed income investments, which comprise the majority of our portfolio, are outsourced to a diversified range of third-party asset managers. This includes the Third Point Optimized Credit fixed income strategy, which is predominately investment grade and managed by Third Point LLC, to which we are contractually obligated to reinvest all or part of TP Enhanced Fund withdrawals to date. Third Point LLC continues to manage a portion of our alternative investments, including TP Enhanced Fund, TP Venture Fund and TP Venture Fund II, totaling 2% of SiriusPoint's investment portfolio at December 31, 2022, as well as working with us on asset-liability management strategies that are tailored to our risk and capital considerations.

Our investment objective is to maximize long-term after-tax total return while (1) limiting the investment risk within prudent risk tolerance thresholds, (2) maintaining adequate liquidity, and (3) complying with the regulatory, rating agency, and internal risk and capital management requirements, all in support of the company goal of meeting policyholder obligations.

Recent Developments & Business Outlook

Restructuring Plan

On November 2, 2022, we announced a restructuring of our underwriting platform to support the future shape of our business. In line with our strategy to strengthen underwriting results and align our operating platform to our business portfolio, we have made changes to the structure and composition of our international branch network (the "Restructuring Plan"). We have reduced the locations from which SiriusPoint underwrites property catastrophe reinsurance. As a result, we are in the process of closing our offices in Hamburg, Miami and Singapore, and reducing our footprint in Liege and Toronto. Following the anticipated closures and scaling of our operating platform, we will continue to serve clients and underwrite North American property catastrophe business from Bermuda, and international property catastrophe business from Stockholm. In the fourth quarter of 2022, we incurred approximately $30 million of total costs, primarily related to severance, to implement the Restructuring Plan.

Interest Rates and Inflation

We continue to see rising interest rates as a result of central banks' monetary policies across the globe. While the rise in interest rates negatively affects the fair value of current debt security holdings, it also provides higher reinvestment rates upon maturity or sales of our existing portfolio. Additionally, our 2017 SEK Subordinated Notes bear interest at a variable rate based on the Stockholm Interbank Offered Rate plus a margin.

As inflation continues to increase, we have evaluated the impact on our underwriting results and reserves. We proactively adjusted trend assumptions in our pricing. As of December 31, 2022, we believe our estimate of the impact of inflation is within our established reserves given the existing provisions for uncertainty that we previously established. As the inflationary environment is dynamic with a relatively high degree of uncertainty, we will continue to monitor and analyze the inflationary environment and its effect on our portfolio in order to maintain adequate pricing and reserving estimates.

Cryptocurrencies

We continue to monitor the volatility of the cryptocurrencies and we have evaluated the impact of exposure on our investments and reserves. As of December 31, 2022, the estimate of our exposure to cryptocurrencies related to investments is $9.1 million, and it had a minimal impact on our underwriting results.

Russia/Ukraine Conflict

Following Russia's invasion of Ukraine in February 2022, the U.S., the U.K., and the European Union governments, among others, have developed coordinated financial and economic sanctions targeting Russia that, in various ways, constrain transactions with numerous Russian entities, including major Russian banks, and individuals; transactions in Russian sovereign debt; and investment, trade and financing to, from, or in certain regions of Ukraine. The effect of the Russia/ Ukraine conflict with respect to exposures and coverage interpretations is highly uncertain. We are closely monitoring the developments relating to the Russia/Ukraine conflict and assessing its impact on our business and the insurance and reinsurance sectors. The degree to which companies may be affected depends largely on the nature and duration of uncertain and unpredictable events, such as further military action, additional sanctions, and reactions to ongoing developments by global financial markets.

Our current underwriting loss estimate of $17.5 million as of December 31, 2022 has changed minimally from our initial loss estimates in the first quarter of 2022; however, the ultimate impact on our business remains highly uncertain.

While the economic uncertainty resulting from the conflict has impacted global financial markets, the Company's investment portfolio does not have meaningful direct exposure to investments in Russia or Ukraine.

The conflict also created heightened cybersecurity threats to our information technology infrastructure. Other impacts due to this evolving situation are currently unknown and could potentially subject our business to materially adverse consequences should the situation escalate beyond its current scope, including, among other potential impacts, the geographic proximity of the situation relative to the rest of Europe, where a material portion of our business is carried out.

Current Outlook

Insurance & Services

The majority of insurance lines we underwrite continue to show significant rate improvement. Although some lines, such as directors & officers, are beginning to experience a slowing of rate momentum, we believe rate is still outpacing loss cost in most lines of business. In select lines, such as cyber, significant rate increases continue due to imbalances between supply and demand. We continue to see strong growth in the program business, with momentum for new MGAs, largely in casualty and specialty lines. Some of this momentum is due to the entrepreneurialism and technology disruption we are witnessing in the primary markets, which is also fueling growth for fronting companies.

Reinsurance

While the reinsurance markets are benefiting from the positive primary insurance environment, across most insurance lines, financial results have and continue to be materially affected by elevated levels of catastrophe losses in the property reinsurance market compared to historical averages. This has caused many reinsurers to re-evaluate their positions in property, reducing aggregates and moving away from ground up exposures. As a result, the property reinsurance market globally has seen significantly increased pricing for catastrophe exposed business and a tightening of contractual terms and conditions.

Outside of property, in the casualty and specialty reinsurance markets, rate momentum and performance remain strong. Ceding commissions on proportional business have stabilized and reduced for some casualty product lines. The MGA market continues to show significant growth in casualty and specialty program business fueled, in part, by an increasing universe of fronting carriers. These programs and fronting carriers rely heavily on proportional reinsurance support as a primary source of underwriting capital.

Business Outlook

Our business model is diversified and differentiated compared to a traditional P&C insurer given we have three uncorrelated sources of earnings: (i) underwriting results where we are the risk taker; (ii) services fee income from MGAs we consolidate; and (iii) investment results. However, we have not taken full advantage of our business model and delivered sub-optimal and volatile returns during the last few years. We have experienced volatility from both underwriting and investment results while our service fee income from the consolidated MGAs has been growing at a steady pace.

We believe we are an underwriting company first as we aim to create a business model which is simplified, fully-integrated and globally connected. We have made significant progress on our strategic priorities during 2022 and been addressing issues driving underperformance. Our vision for SiriusPoint is to be a high performing underwriter. 2023 will be a transitional year but should still show significant improvement in profitability while 2024 is the year when we expect to realize full run-rate benefits of all our strategic actions taken during 2022 and 2023. There are execution risks around delivery but we are seeing positive changes in the company performance and culture. We aim to be disciplined with our approach and want to restore credibility with our stakeholders.

Key Performance Indicators

We believe that the following key financial indicators are the most important in evaluating our performance:

	2022		2021	
	($ in millions, except for per share data and ratios)			
Combined ratio		96.4 %		109.1 %
Core underwriting loss (1)	$	(34.8)	$	(163.4)
Core net services income (1)	$	31.3	$	11.0
Core loss (1)	$	(3.5)	$	(152.4)
Core combined ratio (1)		101.6 %		109.5 %
Return on average common shareholders' equity attributable to SiriusPoint common shareholders		(19.3)%		2.3 %
Book value per common share	$	11.56	$	14.23
Book value per diluted common share	$	11.32	$	14.10
Tangible book value per diluted common share (1)	$	10.43	$	13.27

(1) Core underwriting loss, Core net services income, Core loss and Core combined ratio are non-GAAP financial measures. See definitions in "Non-GAAP Financial Measures" and reconciliations in "Segment Results" below and Note 4 "Segment reporting" in our audited consolidated financial statements included elsewhere in this Annual Report. Tangible book value per diluted common share is a non-GAAP financial measure. See definition and reconciliation in "Non-GAAP Financial Measures".

Core Results

See "Segment Results" below for additional information.

Return on Average Common Shareholders' Equity Attributable to SiriusPoint Common Shareholders

Return on average common shareholders' equity attributable to SiriusPoint common shareholders is calculated by dividing net income (loss) available to SiriusPoint common shareholders for the year by the average common shareholders' equity determined using the common shareholders' equity balances at the beginning and end of the year.

Return on average common shareholders' equity attributable to SiriusPoint common shareholders for the years ended December 31, 2022 and 2021 was calculated as follows:

	2022	2021
	($ in millions)	
Net income (loss) available to SiriusPoint common shareholders	$ (402.8)	$ 44.6
Common shareholders' equity attributable to SiriusPoint common shareholders - beginning of period	2,303.7	1,563.9
Common shareholders' equity attributable to SiriusPoint common shareholders - end of period	1,874.7	2,303.7
Average common shareholders' equity attributable to SiriusPoint common shareholders	$ 2,089.2	$ 1,933.8
Return on average common shareholders' equity attributable to SiriusPoint common shareholders	(19.3)%	2.3 %

The decrease in return on average common shareholders' equity attributable to SiriusPoint common shareholders for the year ended December 31, 2022 compared to the year ended December 31, 2021 was due to a net loss during the year ended December 31, 2022, primarily as a result of realized and unrealized investment losses and catastrophe losses for Hurricane Ian and other catastrophe events, including South African floods and French hail storms, compared to realized and unrealized investment gains for the year ended December 31, 2021, partially offset by catastrophe losses for the European floods, Hurricane Ida, June windstorms and winter storm Uri in the prior year.

Book Value Per Share

Book value per common share is calculated by dividing common shareholders' equity attributable to SiriusPoint common shareholders by the number of common shares outstanding. Book value per diluted common share is calculated by dividing common shareholders' equity attributable to SiriusPoint common shareholders by the number of diluted common shares outstanding, calculated similar to the treasury stock method.

Tangible book value per diluted common share is a non-GAAP financial measure and the most comparable U.S. GAAP measure is book value per common share. See "Non-GAAP Financial Measures" for an explanation and reconciliation.

As of December 31, 2022, book value per common share was $11.56, representing a decrease of $2.67 per share, or 18.8%, from $14.23 as of December 31, 2021. As of December 31, 2022, book value per diluted common share was $11.32, representing a decrease of $2.78 per share, or 19.7%, from $14.10 as of December 31, 2021. As of December 31, 2022, tangible book value per diluted common share was $10.43, representing a decrease of $2.84 per share, or 21.4%, from $13.27 as of December 31, 2021. The decreases were primarily due to the net loss in the current year.

Consolidated Results of Operations — Years ended December 31, 2022 and 2021

The following table sets forth the key items discussed in the consolidated results of operations section, which includes the results from the Company's reportable segments and Corporate, and the year over year changes, for the years ended December 31, 2022 and 2021:

	2022	2021	Change
	\($ in millions)		
Total underwriting income (loss)	$ 83.3	$ (156.1)	$ 239.4
Total realized and unrealized investment gains (losses) and net investment income	(322.7)	312.5	(635.2)
Other revenues	110.2	151.2	(41.0)
Net corporate and other expenses	(312.8)	(266.6)	(46.2)
Intangible asset amortization	(8.1)	(5.9)	(2.2)
Interest expense	(38.6)	(34.0)	(4.6)
Foreign exchange gains	66.0	44.0	22.0
Income tax benefit	36.7	10.7	26.0
Net income (loss)	$ (386.0)	$ 55.8	$ (441.8)

The key changes in our consolidated results for the year ended December 31, 2022 compared to the prior year are discussed below.

Underwriting results

The improvement in net underwriting results for the year ended December 31, 2022 was driven by lower catastrophe losses compared to the prior year period, premium growth in Insurance & Services that resulted in higher underwriting income, and a net Corporate charge of $23 million in the fourth quarter of 2021 related to the 2021 LPT. Catastrophe losses, net of reinsurance and reinstatement premiums, were $137.9 million, or 5.9 percentage points on the combined ratio, for the year ended December 31, 2022, compared to $329.0 million, or 19.2 percentage points on the combined ratio, for the year ended December 31, 2021. The lower catastrophe losses were a result of our significant reduction in catastrophe exposed business, with our most notable underwriting action focus centered on global property reinsurance, which represented our primary source of underwriting volatility and underperformance. We rebalanced our property portfolio by decreasing our market share and exposure in the global property catastrophe reinsurance business, as well as reducing other property reinsurance with material catastrophe exposure.

Investments

Investment Portfolio

The following is a summary of our total investments, cash and cash equivalents and restricted cash and cash equivalents as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	\($ in millions)	
Debt securities, available for sale	$ 2,635.5	$ —
Debt securities, trading	1,526.0	2,085.6
Total debt securities [1]	4,161.5	2,085.6
Short-term investments	984.6	1,075.8
Investments in Related Party Investment Funds	128.8	909.6
Other long-term investments	377.2	456.1
Equity securities	1.6	2.8
Total investments	5,653.7	4,529.9
Cash and cash equivalents	705.3	999.8
Restricted cash and cash equivalents [2]	208.4	948.6
Total invested assets and cash	$ 6,567.4	$ 6,478.3

(1) Includes $530.7 million of investments in the Third Point Optimized Credit portfolio ("TPOC Portfolio").

(2) Primarily consists of cash and fixed income securities such as U.S. Treasuries, money markets funds, and sovereign debt, securing our contractual obligations under certain (re)insurance contracts that we will not be released from until the underlying risks have expired or have been settled.

The main driver for the increase in total investments as of December 31, 2022 was the deployment of our cash to short-term investments and debt securities to take advantage of rising interest rates and cash flows from operating activities. Additionally, total investments also increased as there was an increase in investment purchases to cover short positions and securities under repurchase agreements. These increases were offset by losses in Related Party Investment Funds, primarily from the decline in fair value of our investment in the TP Enhanced Fund, in addition to net realized and unrealized investment losses, due to rising interest rates and widening credit spreads. In addition, we withdrew $581.3 million from the TP Enhanced Fund during the year ended December 31, 2022, as we continue our plan to diversify and reduce the volatility of our portfolio. Our fixed income portfolio returned (2.6)% on an original currency basis. We have also positioned our fixed income portfolio backing net loss reserves at an effective duration of 2.5 years excluding cash and cash equivalents.

The Company has elected to classify all debt securities purchased on or after April 1, 2022 as available for sale ("AFS"). This election was made as the AFS model more accurately reflects the investment strategy as we do not actively trade individual securities within our investment portfolio. The AFS portfolio has been funded by sales of the trading portfolio and reallocation of investments from the TP Enhanced Fund during the year ended December 31, 2022.

Investment Results

The following is a summary of the results from investments and cash for the years ended December 31, 2022 and 2021:

	2022	2021
	($ in millions)	
Gross investment income	$ 133.6	$ 37.0
Change in fair value of trading portfolio [(1)]	(149.4)	(47.7)
Net realized investment gains (losses)	(76.1)	30.8
Net realized and unrealized investment gains (losses) from related party investment funds	(210.5)	304.0
Investment results	(302.4)	324.1
Investment expenses	(20.3)	(11.6)
Total realized and unrealized investment gains (losses) and net investment income	$ (322.7)	$ 312.5

(1) Trading portfolio is inclusive of all non-AFS designated investments in the investment portfolio.

The following is a summary of net investment income (loss) by investment classification, for the years ended December 31, 2022 and 2021:

	2022	2021
	($ in millions)	
Debt securities, available for sale	$ 35.1	$ —
Debt securities, trading	(115.6)	(4.9)
Short-term investments	17.7	1.6
Other long-term investments	(10.6)	35.2
Equity securities	(0.4)	(2.5)
Net realized and unrealized investment gains (losses) from related party investment funds	(210.5)	304.0
Realized and unrealized investment gains and net investment income before other investment expenses and investment income (loss) on cash and cash equivalents	(284.3)	333.4
Investment expenses	(20.3)	(11.6)
Net investment loss on cash and cash equivalents	(18.1)	(9.3)
Total realized and unrealized investment gains (losses) and net investment income	$ (322.7)	$ 312.5

Investment Returns

The following is a summary of the net returns, including realized and unrealized returns, for our investments on a U.S. Dollar and local currency basis for the years ended December 31, 2022 and 2021:

	2022	2021
TP Enhanced Fund	(29.0)%	27.9 %
TP Venture Fund	(24.6)%	20.7 %
TP Venture Fund II [1]	(2.2)%	n/a
SiriusPoint total fixed income investments [2][3]		
In U.S. dollars	(3.3)%	(0.5)%
In local currencies	(2.6)%	0.2 %
SiriusPoint total equity securities and other long-term investments		
In U.S. dollars	(4.7)%	4.6 %
In local currencies	(4.5)%	4.7 %

(1) TP Venture Fund II was funded on October 6, 2022, therefore there is no comparative return.
(2) Fixed income investments exclude cash and cash equivalents.
(3) Includes returns of (1.8)% from investments in TPOC Portfolio for the year ended December 31, 2022.

Total realized and unrealized investment losses and net investment income for the year ended December 31, 2022 was primarily attributable to a net investment loss of $202.0 million from our investment in the TP Enhanced Fund, corresponding to a (29.0)% return. The return was attributable to detraction from long event/fundamental and long activist equities; credit, including corporate credit and structured credit; and from markdowns to late stage private positions. These losses were partially offset by contributions from interest rate hedges, long energy and utilities equity and short equity positions. In addition to losses on the TP Enhanced Fund, we recognized losses of $80.5 million, or a (3.3)% return, on our debt securities and $10.6 million, or a (4.7)% return, on other long-term investment portfolio due to revised valuations on private investments.

Total realized and unrealized investment gains and net investment income for the year ended December 31, 2021 was primarily attributable to investment income of $298.5 million from our investment in the TP Enhanced Fund, corresponding to a 27.9% return. The TP Enhanced Fund return was primarily attributable to long event/fundamental equities, in particular from private positions that executed well-received initial public offerings. In addition, we recognized $11.2 million in unrealized gains in private equity and hedge fund investments for the year ended December 31, 2021.

Refer to Part II, Item 7A. "Quantitative and Qualitative Disclosures about Market Risk" for a discussion of certain risks and factors that could adversely impact our investments results.

Other Revenues

For the year ended December 31, 2022, other revenues primarily consisted of $82.1 million of service fee revenue from MGAs and $27.4 million of changes in the fair value of liability-classified capital instruments. For the year ended December 31, 2021, other revenues consisted of $51.1 million of service fee revenue from MGAs, a bargain purchase gain of $50.4 million and $49.7 million of changes in the fair value of liability-classified capital instruments. The decrease in other revenues is driven by the bargain purchase gain recorded in 2021 and the decrease in gain from the decline in the fair value of the liability-classified capital instruments in line with a less significant decline in share price, partially offset by higher services revenue in IMG from increased demand for travel insurance products and services, as well as continued growth in Arcadian.

The 2021 bargain purchase gain represents the excess of the fair value of the underlying net assets acquired and liabilities assumed over the purchase price. The bargain purchase determination is consistent with the fact that Sirius Group's shares traded at a discount to book value.

See Note 3 "Acquisition of Sirius Group" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information on the bargain purchase gain recognized as a result of the Sirius Group acquisition and the components of the aggregate consideration.

Net Corporate and Other Expenses

Net corporate and other expenses include services expenses, costs associated with operating as a publicly-traded company, non-underwriting activities, including service fee expenses from our MGA subsidiaries, and current expected credit losses ("CECL") from our insurance and reinsurance balances receivable and loss and loss adjustment expenses recoverable and severance charges. In addition, for the year ended December 31, 2021, net corporate and other expenses include costs related to the acquisition of Sirius Group and a $5.8 million gain from the sale of Cedar Insurance Company.

The increase in net corporate and other expenses for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily driven by increased services expense from continued business growth in IMG, as well as severance, compensation related expenses and professional fees associated with executive changes during the year. In the fourth quarter of 2022, we also incurred approximately $30 million of total costs to implement the Restructuring Plan, primarily related to severance. The increase was partially offset by $58.8 million of expenses associated with the acquisition of Sirius Group, certain professional and advisory fees and compensation-related expenses, which were incurred in the year ended December 31, 2021.

For the year ended December 31, 2022, we recorded CECL of $12.7 million (2021 - $21.0 million) primarily due to credit exposure from Russian (re)insurers and cedents and downgrades of certain Florida catastrophe exposed insurers. In the year ended December 31, 2021, we recognized an allowance for credit losses of $16.8 million as a result of the acquisition of Sirius Group. We recorded an expense to re-establish Sirius Group's expected credit losses provision from the pre-merger period. See Note 14 "Allowance for expected credit losses" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information on the credit loss methodology.

Amortization of Intangible Assets

Amortization of intangible assets for the year ended December 31, 2022 was $8.1 million (2021 - $5.9 million). The increase is driven by the year ended December 31, 2021 reflecting only a partial quarter of expense from the legacy Sirius Group companies in the first quarter of 2021.

Interest Expense

Interest expense and finance costs are related to interest due on our senior and subordinated notes. Total interest expense for the year ended December 31, 2022 was $38.6 million (2021 - $34.0 million). The increase is driven by the year ended December 31, 2021 reflecting only a partial quarter of expense on the senior notes and 2017 SEK Subordinated Notes from the legacy Sirius Group companies in the first quarter of 2021, partially offset by interest payments made in Swedish Krona on the 2017 SEK Subordinated Notes, which weakened in 2022 as compared to the U.S. Dollar.

Foreign Currency Translation

Except for the Canadian reinsurance operations of SiriusPoint America and certain subsidiaries of IMG, the U.S. dollar is the functional currency for SiriusPoint's business. Assets and liabilities are remeasured into the functional currency using current exchange rates; revenues and expenses are remeasured into the functional currency using the average exchange rate for the period. The remeasurement process results in foreign exchange gains (losses) in the consolidated results of operations. Foreign exchange (gains) losses exclude investment generated net realized and unrealized investment gains (losses) as addressed in *Investment Results* above.

The foreign exchange gains of $66.0 million for the year ended December 31, 2022 were primarily due to $36.0 million of foreign exchange gains from our international operations and $38.0 million of foreign currency gains from the 2017 SEK Subordinated Notes, as a result of the strengthening of the U.S. Dollar. These gains were partially offset by losses on foreign currency derivatives intended to reduce foreign currency exposure.

The foreign exchange gains of $44.0 million for the year ended December 31, 2021 were primarily due to our international operations and from the foreign currency effects of the 2017 SEK Subordinated Notes.

Additional foreign currency gains (losses) were recorded as part of the investments results. See Note 8 "Total realized and unrealized investment gains (losses) and net investment income" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information.

On an aggregate basis including foreign currency gains (losses) from investments, the effects of foreign exchange resulted in a benefit to net income of $34.1 million and comprehensive income of $31.4 million for the year ended December 31, 2022.

Income Tax Benefit

Income tax benefit of $36.7 million for the year ended December 31, 2022 compared to income tax benefit of $10.7 million for the year ended December 31, 2021 is due to an increase in losses in taxable jurisdictions in the current period.

Segment Results — Years ended December 31, 2022 and 2021

The determination of our reportable segments is based on the manner in which management monitors the performance of our operations. We classify our business into two reportable segments - Reinsurance and Insurance & Services. Collectively, the sum of these two segments constitute "Core" results.

Effective January 1, 2021, the Company changed its accounting policy for assumed written premiums. Previously, the Company estimated ultimate premium written for the entire contract period and recorded this estimate at inception of the contract. The Company changed its accounting policy to recognize premiums written ratably over the term of the related policy or reinsurance treaty. The change in accounting policy had no impact on the previously reported net income (loss) or shareholders' equity attributable to SiriusPoint common shareholders. See Note 2 "Significant accounting policies" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information.

The following tables set forth the operating segment results, and the year over year changes, for the years ended December 31, 2022 and 2021:

	2022						
	Reinsurance	Insurance & Services	Core	Eliminations [2]	Corporate	Segment Measure Reclass	Total
	($ in millions)						
Gross premiums written	$ 1,521.4	$ 1,884.2	$ 3,405.6	$ —	$ 4.1	$ —	$ 3,409.7
Net premiums written	1,199.6	1,346.0	2,545.6	—	3.6	—	2,549.2
Net premiums earned	1,213.1	1,086.8	2,299.9	—	18.2	—	2,318.1
Loss and loss adjustment expenses incurred, net	855.9	718.7	1,574.6	(5.2)	19.0	—	1,588.4
Acquisition costs, net	310.3	273.2	583.5	(118.6)	(3.0)	—	461.9
Other underwriting expenses	113.8	62.8	176.6	—	7.9	—	184.5
Underwriting income (loss)	(66.9)	32.1	(34.8)	123.8	(5.7)	—	83.3
Services revenue	(0.2)	215.7	215.5	(133.4)	—	(82.1)	—
Services expenses	—	179.2	179.2	—	—	(179.2)	—
Net services fee income (loss)	(0.2)	36.5	36.3	(133.4)	—	97.1	—
Services noncontrolling loss	—	1.1	1.1	—	—	(1.1)	—
Net investment losses from Strategic Investments	(3.9)	(2.2)	(6.1)	—	—	6.1	—
Net services income (loss)	(4.1)	35.4	31.3	(133.4)	—	102.1	—
Segment income (loss)	$ (71.0)	$ 67.5	$ (3.5)	$ (9.6)	$ (5.7)	$ 102.1	$ 83.3
Underwriting Ratios: [1]							
Loss ratio	70.6 %	66.1 %	68.5 %				68.5 %
Acquisition cost ratio	25.6 %	25.1 %	25.4 %				19.9 %
Other underwriting expenses ratio	9.4 %	5.8 %	7.7 %				8.0 %
Combined ratio	105.6 %	97.0 %	101.6 %				96.4 %

(1) Underwriting ratios are calculated by dividing the related expense by net premiums earned.

(2) Insurance & Services MGAs recognize fees for service using revenue from contracts with customers accounting standards, whereas insurance companies recognize acquisition expenses using insurance contract accounting standards. While ultimate revenues and expenses recognized will match, there will be recognition timing differences based on the different accounting standards.

	2021						
	Reinsurance	Insurance & Services	Core	Eliminations [2]	Corporate	Segment Measure Reclass	Total
				($ in millions)			
Gross premiums written	$ 1,350.4	$ 897.9	$ 2,248.3	$ —	$ (11.8)	$ —	$ 2,236.5
Net premiums written	1,124.9	652.8	1,777.7	—	(43.5)	—	1,734.2
Net premiums earned	1,210.9	522.8	1,733.7	—	(16.7)	—	1,717.0
Loss and loss adjustment expenses incurred, net	989.4	320.6	1,310.0	(2.6)	19.1	—	1,326.5
Acquisition costs, net	302.7	149.7	452.4	(67.6)	3.0	—	387.8
Other underwriting expenses	105.5	29.2	134.7	—	24.1	—	158.8
Underwriting income (loss)	(186.7)	23.3	(163.4)	70.2	(62.9)	—	(156.1)
Services revenue	—	133.7	133.7	(82.6)	—	(51.1)	—
Services expenses	—	120.5	120.5	—	—	(120.5)	—
Net services fee income	—	13.2	13.2	(82.6)	—	69.4	—
Services noncontrolling loss	—	2.3	2.3	—	—	(2.3)	—
Net investment gains (losses) from Strategic Investments	0.3	(4.8)	(4.5)	—	—	4.5	—
Net services income	0.3	10.7	11.0	(82.6)	—	71.6	—
Segment income (loss)	$ (186.4)	$ 34.0	$ (152.4)	$ (12.4)	$ (62.9)	$ 71.6	$ (156.1)
Underwriting Ratios: [1]							
Loss ratio	81.7 %	61.3 %	75.6 %				77.3 %
Acquisition cost ratio	25.0 %	28.6 %	26.1 %				22.6 %
Other underwriting expenses ratio	8.7 %	5.6 %	7.8 %				9.2 %
Combined ratio	115.4 %	95.5 %	109.5 %				109.1 %

(1) Underwriting ratios are calculated by dividing the related expense by net premiums earned.

(2) Insurance & Services MGAs recognize fees for service using revenue from contracts with customers accounting standards, whereas insurance companies recognize acquisition expenses using insurance contract accounting standards. While ultimate revenues and expenses recognized will match, there will be recognition timing differences based on the different accounting standards.

Core Results

Collectively, the sum of our two segments, Reinsurance and Insurance & Services, constitute our "Core" results. Core underwriting income, Core net services income, Core income and Core combined ratio are non-GAAP financial measures. We believe it is useful to review Core results as it better reflects how management views the business and reflects our decision to exit the runoff business. The sum of Core results and Corporate results are equal to the consolidated results of operations.

Core Premium Volume

Gross premiums written increased by $1,157.3 million, or 51.5%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Net premiums written increased by $767.9 million, or 43.2%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Net premiums earned increased by $566.2 million, or 32.7%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increases in premium volume were primarily a result of growth across Insurance & Services segment, strong growth in A&H and an increased contribution from strategic partnerships for the year ended December 31, 2022, as well as the year ended December 31, 2021 reflecting only a partial quarter from the legacy Sirius Group companies in the first quarter of 2021.

Core Underwriting Results

We incurred an underwriting loss of $34.8 million and a combined ratio of 101.6% for the year ended December 31, 2022, compared to an underwriting loss of $163.4 million and a combined ratio of 109.5% for the year ended December 31, 2021. The improvement in underwriting results in 2022 was primarily driven by lower catastrophe losses and higher premium growth in Insurance & Services that generated underwriting income, partially offset by lower favorable loss reserve development.

For the year ended December 31, 2022 catastrophe losses, net of reinsurance and reinstatement premiums, were $137.9 million, or 6.0 percentage points on the combined ratio, including $80.8 million for Hurricane Ian and $57.1 million for other catastrophe events, including South African floods and French hail storms, compared to $326.0 million, or 18.8 percentage points on the combined ratio, including $133 million for the European floods and $97 million for Hurricane Ida, as well as $41 million from June windstorms and winter storm Uri, for the year ended December 31, 2021. For the year ended December 31, 2022, losses from the Russia/Ukraine conflict, including losses from the political risk, trade credit, and aviation lines of business, were $12.2 million, or 0.5 percentage points on the combined ratio.

Losses incurred included $13.5 million of favorable prior year loss reserve development for the year ended December 31, 2022 compared to favorable prior year loss reserve development of $32.1 million for the year ended December 31, 2021. For the year ended December 31, 2022, favorable prior year loss reserve development was due to loss reductions on COVID-19 and A&H reserves due to better than expected loss experience, with the most significant offsetting movements being reserve strengthening in recognition of the inflationary environment, on Workers' Compensation reserves based on reported loss emergence, and on prior year catastrophe events.

Core Services Results

Services revenue was $215.5 million for the year ended December 31, 2022 compared to $133.7 million for the year ended December 31, 2021. The increase was primarily due to higher services revenue in IMG from increased demand for travel insurance products and services, as well as continued growth in Arcadian. The year ended December 31, 2021 reflected only a partial quarter from the legacy Sirius Group companies in the first quarter of 2021.

We generated net services income of $31.3 million for the year ended December 31, 2022 compared to $11.0 million for the year ended December 31, 2021. The increase is primarily due to higher margins achieved in our IMG business.

For the year ended December 31, 2022, net services fee income increased to $36.3 million compared to $13.2 million for the year ended December 31, 2021. The increase is primarily due to increased services revenues from IMG, Armada and Arcadian for the year ended December 31, 2022, as well as the year ended December 31, 2021 reflected only a partial quarter from the legacy Sirius Group companies in the first quarter of 2021.

Reinsurance Segment

Reinsurance consists of our underwriting lines of business which offer Aviation & Space, Casualty, Contingency, Credit & Bond, Marine & Energy, Mortgage, and Property on a worldwide basis. The following table sets forth underwriting results and ratios, and the year over year changes for the Reinsurance segment:

	2022	2021	Change
	($ in millions)		
Gross premiums written	$ 1,521.4	$ 1,350.4	$ 171.0
Net premiums written	1,199.6	1,124.9	74.7
Net premiums earned	1,213.1	1,210.9	2.2
Loss and loss adjustment expenses incurred, net	855.9	989.4	(133.5)
Acquisition costs, net	310.3	302.7	7.6
Other underwriting expenses	113.8	105.5	8.3
Underwriting loss	(66.9)	(186.7)	119.8
Services revenues	(0.2)	—	(0.2)
Net services fee loss	(0.2)	—	(0.2)
Net investment gains (losses) from Strategic Investments	(3.9)	0.3	(4.2)
Net services income (loss)	(4.1)	0.3	(4.4)
Segment loss	$ (71.0)	$ (186.4)	$ 115.4
Underwriting Ratios: [1]			
Loss ratio	70.6 %	81.7 %	(11.1)%
Acquisition cost ratio	25.6 %	25.0 %	0.6 %
Other underwriting expenses ratio	9.4 %	8.7 %	0.7 %
Combined ratio	105.6 %	115.4 %	(9.8)%

(1) Underwriting ratios are calculated by dividing the related expense by net premiums earned.

Premium Volume

Gross premiums written in the Reinsurance segment increased by $171.0 million, or 12.7%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase is primarily due to the year ended December 31, 2021 reflecting only a partial quarter from the legacy Sirius Group companies in the first quarter of 2021, offset by decreases in both Property and Casualty lines as we rebalance the portfolio towards Insurance & Services.

Underwriting Results

The improvement in underwriting results of $119.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, was primarily due to lower catastrophe losses, partially offset by lower favorable loss reserve development and $12.2 million of losses from the Russia/Ukraine conflict.

For the year ended December 31, 2022, catastrophe losses, net of reinsurance and reinstatement premiums, were $136.3 million, including $79.2 million for Hurricane Ian and $57.1 million for other catastrophe events, including South African floods and French hail storms, compared to $324.5 million, including $133 million for the European floods, $95 million for Hurricane Ida and $41 million for the June windstorms and winter storm Uri, for the year ended December 31, 2021.

Net favorable prior year loss reserve development was $8.8 million for the year ended December 31, 2022 primarily due to COVID-19 reserve releases, offset by reserve strengthening in recognition of the inflationary environment and adverse development on prior year catastrophe events. Net favorable prior year loss reserve development was $18.6 million for the year ended December 31, 2021 as a result of better than expected loss reserve emergence on historical property events relating to multiple accident years and better than expected attritional loss experience.

Insurance & Services Segment

Insurance & Services offers a comprehensive set of services for startup MGAs and insurance services companies including risk capital and equity and debt financing. Furthermore, we offer expertise in underwriting, pricing and product development to businesses with whom we partner. The Insurance & Services segment predominantly provides insurance coverage in addition to receiving fees for services provided within Insurance & Services and to third parties. The Insurance & Services segment provides coverage in the following product lines: A&H (including business generated by IMG and Armada), Environmental, Workers' Compensation, and other lines of business including a cross section of property and casualty lines.

The following table sets forth underwriting results, net MGA results, and ratios for the segment results, and the year over year changes for the years ended December 31, 2022 and 2021:

	2022	2021	Change
	($ in millions)		
Gross premiums written	$ 1,884.2	$ 897.9	$ 986.3
Net premiums written	1,346.0	652.8	693.2
Net premiums earned	1,086.8	522.8	564.0
Loss and loss adjustment expenses incurred, net	718.7	320.6	398.1
Acquisition costs, net	273.2	149.7	123.5
Other underwriting expenses	62.8	29.2	33.6
Underwriting income	32.1	23.3	8.8
Services revenue	215.7	133.7	82.0
Services expenses	179.2	120.5	58.7
Net services fee income	36.5	13.2	23.3
Services noncontrolling loss	1.1	2.3	(1.2)
Net investment gains (losses) from Strategic Investments	(2.2)	(4.8)	2.6
Net services income	35.4	10.7	24.7
Segment income	$ 67.5	$ 34.0	$ 33.5
Underwriting Ratios: [1]			
Loss ratio	66.1 %	61.3 %	4.8 %
Acquisition cost ratio	25.1 %	28.6 %	(3.5)%
Other underwriting expenses ratio	5.8 %	5.6 %	0.2 %
Combined ratio	97.0 %	95.5 %	1.5 %

(1) Underwriting ratios are calculated by dividing the related expense by net premiums earned.

Premium Volume

Gross premiums written in the Insurance & Services segment increased by $986.3 million, or 109.8%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily driven by growth across Insurance & Services, including growth in premiums from strategic partnerships and A&H, as well as the year ended December 31, 2021 reflecting only a partial quarter from the legacy Sirius Group companies in the first quarter of 2021.

Underwriting Results

The increase in underwriting income of $8.8 million for the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily driven by the premium growth that generated underwriting income, partially offset by lower favorable prior year loss reserve development.

Net favorable prior year loss reserve development was $4.7 million for the year ended December 31, 2022, and was primarily due to better than expected loss experience in A&H reserves, which was partially offset by worse than expected loss experience in Workers' Compensation. Net favorable prior year loss reserve development of $13.5 million for the year ended December 31, 2021 was due to better than expected loss experience in A&H for recent accident years.

Services Results

The increase in services revenue of $82.0 million was primarily due to higher services revenue in IMG from increased demand for its travel products and services, as well as continued growth in Arcadian. The year ended December 31, 2021 reflected only a partial quarter in the first quarter of 2021 from the legacy Sirius Group companies.

The increase in net services income of $24.7 million was primarily driven by higher margins achieved in our IMG business.

Corporate

Corporate includes the results of all runoff business, which represent certain classes of business that we no longer actively underwrite, including those that have asbestos and environmental and other latent liability exposures and certain reinsurance contracts that have interest crediting features. Corporate also includes the results from the 2021 LPT. The following table sets forth underwriting results and the year over year changes for the years ended December 31, 2022 and 2021:

	2022	2021	Change
	($ in millions)		
Gross premiums written	$ 4.1	$ (11.8)	$ 15.9
Net premiums written	3.6	(43.5)	47.1
Net premiums earned	18.2	(16.7)	34.9
Loss and loss adjustment expenses incurred, net	19.0	19.1	(0.1)
Acquisition costs, net	(3.0)	3.0	(6.0)
Other underwriting expenses	7.9	24.1	(16.2)
Underwriting loss	$ (5.7)	$ (62.9)	$ 57.2

The underwriting loss of $5.7 million for the year ended December 31, 2022 is primarily driven by the Russian/Ukraine conflict losses of $5.3 million, compared to an underwriting loss of $62.9 million for the year ended December 31, 2021 as we recognized a net charge of $23 million, including $4 million of federal excise tax expense, in the fourth quarter of 2021 relating to the 2021 LPT. In addition, for the year ended December 31, 2021, other underwriting expenses include $5.1 million of accelerated expenses related to interest crediting features in certain reinsurance contracts.

Non-GAAP Financial Measures

We have included certain financial measures that are not calculated under standards or rules that comprise U.S. GAAP. Such measures, including Core underwriting income, Core net services income, Core income, Core combined ratio, accident year loss ratio, accident year combined ratio, management basis gross premiums written and tangible book value per diluted common share, are referred to as non-GAAP financial measures. These non-GAAP financial measures may be defined or calculated differently by other companies. We believe these measures allow for a more complete understanding of our underlying business. These measures are used by management to monitor our results and should not be viewed as a substitute for those determined in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most comparable U.S. GAAP measures are included below.

Core Results

Collectively, the sum of the Company's two segments, Reinsurance and Insurance & Services, constitute "Core" results. Core underwriting income, Core net services income, Core income and Core combined ratio are non-GAAP financial measures. We believe it is useful to review Core results as it better reflects how management views the business and reflects our decision to exit the runoff business. The sum of Core results and Corporate results are equal to the consolidated results of operations.

Core underwriting income - calculated by subtracting loss and loss adjustment expenses incurred, net, acquisition costs, net, and other underwriting expenses from net premiums earned.

Core net services income - consists of services revenues which include commissions, brokerage and fee income related to consolidated MGAs, and other revenues, services expenses which include direct expenses related to consolidated MGAs, services noncontrolling income which represent minority ownership interests in consolidated MGAs, and net investment gains from Strategic Investments which are net investment gains/losses from investment in our strategic partners. Net services income is a key indicator of the profitability of the Company's services provided, including investment returns on non-consolidated investment positions held.

Core income - consists of two components, core underwriting income and core net services income. Core income is a key measure of our segment performance.

Core combined ratio - calculated by dividing the sum of Core loss and loss adjustment expenses incurred, net, acquisition costs, net and other underwriting expenses by Core net premiums earned. Accident year loss ratio and accident year combined ratio are calculated by excluding prior year loss reserve development to present the impact of current accident year net loss and loss adjustment expenses on the Core loss ratio and Core combined ratio, respectively. These ratios are useful indicators of our underwriting profitability.

See Note 4 "Segment reporting" to our audited consolidated financial statements for additional information and a calculation of Core income (loss).

Management Basis Gross Premiums Written

For 2021, management basis gross premiums written were $2,808.7 million, which is the sum of 2021 total gross premiums written of $2,236.5 million plus $571.2 million of total gross premiums written recognized by Sirius Group for the 2021 pre-merger period from January 1, 2021, to the Acquisition date of February 26, 2021. Management basis gross premiums written consists of Reinsurance segment gross premiums written of $1,787.9 million and Insurance & Services segment gross premiums written of $1,031.0 million summing to Core gross written premiums of $2,818.9 million. Management basis gross premiums written is a non-GAAP financial measure and we believe it allows for a more complete understanding of our underlying business.

Tangible Book Value Per Diluted Common Share

Tangible book value per diluted common share, as presented, is a non-GAAP financial measure and the most comparable GAAP measure is book value per common share. Tangible book value per diluted common share excludes the total number of unvested restricted shares, at period end, and intangible assets. While restricted shares are outstanding, they are excluded because they are unvested. Further, management believes that effects of intangible assets are not indicative of underlying underwriting results or trends and make book value comparisons to less acquisitive peer companies less meaningful. The tangible book value per diluted common share is also useful because it provides a more accurate measure of the realizable value of shareholder returns, excluding intangible assets.

The following table sets forth the computation of book value per common share, book value per diluted common share and tangible book value per diluted common share as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	($ in millions, except share and per share amounts)	
Common shareholders' equity attributable to SiriusPoint common shareholders	$ 1,874.7	$ 2,303.7
Carrying value of Series A preference shares issued in merger	—	20.4
Diluted common shareholders' equity attributable to SiriusPoint common shareholders	1,874.7	2,324.1
Intangible assets	(163.8)	(171.9)
Tangible diluted common shareholders' equity attributable to SiriusPoint common shareholders	$ 1,710.9	$ 2,152.2
Common shares outstanding	162,177,653	161,929,777
Effect of dilutive stock options, restricted shares, restricted share units, warrants and Series A preference shares	3,492,795	2,898,237
Book value per diluted common share denominator	165,670,448	164,828,014
Unvested restricted shares	(1,708,608)	(2,590,194)
Tangible book value per diluted common share denominator	163,961,840	162,237,820
Book value per common share	**$ 11.56**	**$ 14.23**
Book value per diluted common share	**$ 11.32**	**$ 14.10**
Tangible book value per diluted common share	**$ 10.43**	**$ 13.27**

Liquidity and Capital Resources

Liquidity Requirements

Liquidity is a measure of a company's ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. SiriusPoint's insurance and reinsurance operations are subject to regulation and supervision in each of the jurisdictions where they are domiciled and licensed to conduct business. Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and loss adjustment expenses, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders. SiriusPoint manages its liquidity needs primarily through the maintenance of a short duration and high quality fixed income portfolio.

SiriusPoint is a holding company and has no substantial operations of its own and its assets consist primarily of its investments in subsidiaries. Its cash needs primarily consist of the payment of corporate expenses, interest payments on senior and subordinated notes, strategic investment opportunities and dividends to preference shareholders. SiriusPoint may also require cash to fund share repurchases. Cash at the subsidiaries is used primarily to pay loss and loss adjustment expenses, reinsurance premiums, acquisition costs, interest expense, taxes, general and administrative expenses and to purchase investments. The insurance and reinsurance business of our operating subsidiaries inherently provide liquidity, as premiums are received in advance of the time losses are paid. However, the amount of cash required to fund loss payments can fluctuate significantly from period to period, due to the low frequency/high severity nature of certain types of business we write.

Dividend Capacity

SiriusPoint's ability to pay expenses or dividends or return capital to shareholders will depend upon the availability of dividends or other statutorily permissible distributions from its subsidiaries. The ability to pay such dividends and/or distributions is limited by the applicable laws and regulations of the various countries and states in which SiriusPoint's subsidiaries operate, as well as the need to maintain capital levels to adequately support insurance and reinsurance operations, and to preserve financial strength ratings issued by independent rating agencies. See Note 22 "Statutory requirements" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information. For the year ended December 31, 2022, SiriusPoint received $125.0 million (2021 - $74.0 million) of distributions from SiriusPoint Bermuda Insurance Company Ltd. ("SiriusPoint Bermuda"), its immediate wholly-owned subsidiary. We believe the dividend/distribution capacity of SiriusPoint's subsidiaries, which was approximately $713.5 million as of December 31, 2022, will provide SiriusPoint with sufficient liquidity for the foreseeable future.

In addition to the regulatory and other contractual constraints to paying dividends, we manage the capital of the group and each of our operating subsidiaries to support our current ratings from AM Best, Fitch and S&P. This could further reduce the ability and amount of dividends that could be paid from subsidiaries to SiriusPoint.

For the year ended December 31, 2022, SiriusPoint did not pay any dividends to its common shareholders.

Sources of Liquidity

Our operating subsidiaries sources of liquidity have primarily consisted of net premiums written, reinsurance recoveries, investment income and proceeds from sales of or dividends or distributions attributable to investments. Other potential sources of liquidity include borrowings under our credit facilities and issuances of securities.

Effective February 26, 2021, the Company entered into a 3-year, $300.0 million senior unsecured revolving credit facility (the "Facility") with JPMorgan Chase Bank, N.A. as administrative agent. The Facility includes an option, subject to satisfaction of certain conditions including agreement of lenders representing greater than a majority of commitments, for the Company to request an extension by such lenders of the maturity date of the Facility by an additional 12 months. The Facility provides access to loans for working capital and general corporate purposes, and letters of credit to support obligations under insurance and reinsurance agreements, retrocessional agreements and for general corporate purposes. Loans and letters of credit under the Facility will become available, subject to customary conditions precedent. As of December 31, 2022, there were no outstanding borrowings under the Facility. In addition, as of December 31, 2022, SiriusPoint was in compliance with all of the covenants under the Facility.

Financing

We expect that our cash and cash equivalents on the balance sheet and cash flow from operations will provide us with the financial flexibility to execute our strategic objectives. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent cash and cash equivalents on the balance sheet, investment returns and cash flow from operations are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of additional indebtedness, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise the additional funds on favorable terms or at all.

Our debt and equity instruments as of December 31, 2022 and 2021 are summarized below.

2017 SEK Subordinated Notes

On September 22, 2017, we issued floating rate callable subordinated notes denominated in SEK in the amount of SEK 2,750.0 million (or $346.1 million on date of issuance) at a 100% issue price ("2017 SEK Subordinated Notes"). The 2017 SEK Subordinated Notes were issued in an offering that was exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act"). The 2017 SEK Subordinated Notes bear interest on their principal amount at a floating rate equal to the applicable Stockholm Interbank Offered Rate for the relevant interest period plus an applicable margin, payable quarterly in arrears on March 22, June 22, September 22, and December 22 in each year commencing on December 22, 2017, until maturity in September 2047. The 2017 SEK Subordinated Notes are listed on the Euronext Dublin exchange.

As of December 31, 2022 and 2021 the carrying value of the 2017 SEK Subordinated Notes was $258.6 million and $296.3 million, respectively, and reflected as debt in the in the consolidated balance sheets.

2016 Senior Notes

On November 1, 2016, we issued $400.0 million face value of senior unsecured notes ("2016 Senior Notes") at an issue price of 99.2% for net proceeds of $392.4 million after taking into effect both deferrable and non-deferrable issuance costs. The 2016 Senior Notes were issued in an offering that was exempt from the registration requirements of the Securities Act. The 2016 Senior Notes bear an annual interest rate of 4.6%, payable semi-annually in arrears on May 1, and November 1, in each year commencing on May 1, 2017, until maturity in November 2026. The 2016 Senior Notes are listed on the Bermuda Stock Exchange.

As of December 31, 2022 and 2021, the carrying value of the 2016 Senior Notes was $404.8 million and $406.0 million, respectively, and reflected as debt in the consolidated balance sheets.

2015 Senior Notes

On February 13, 2015, we issued $115.0 million of senior unsecured notes (the "2015 Senior Notes") due February 13, 2025. The 2015 Senior Notes bear interest at 7.0% and interest is payable semi-annually on February 13 and August 13 of each year.

As of December 31, 2022 and 2021, the carrying value of the 2015 Senior Notes was $114.6 million and $114.4 million, respectively, and reflected as debt in the in the consolidated balance sheets.

See Note 15 "Debt and letter of credit facilities" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information on the 2017 SEK Subordinated Notes, 2016 Senior Notes, and 2015 Senior Notes.

Debt Covenants

As of December 31, 2022, SiriusPoint was in compliance with all of the covenants under the 2017 SEK Subordinated Notes, 2016 Senior Notes, and 2015 Senior Notes.

Series A Preference Shares

On February 26, 2021, certain holders of Sirius Group shares elected to receive Series A preference shares as consideration with respect to the Sirius Group acquisition. The Company issued 11,720,987 of designated Series A preference shares, with a par value of $0.10 per share. The Series A preference shares rank *pari passu* with the Company's common shares with respect to the payment of dividends or distributions. Each Series A preference share has voting power equal to the number of Company shares into which it is convertible, and the Series A preference shares and Company shares vote together as a single class with respect to any and all matters.

As of December 31, 2022, the estimated fair value of the Series A preference shares was $1.8 million and is reflected in liability-classified capital instruments in the consolidated balance sheets. During the year ended December 31, 2022, the Company did not declare or pay dividends to Series A preference shareholders.

See Note 3 "Acquisition of Sirius Group" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information.

Series B Preference Shares

The Company has 8,000,000 of Series B preference shares outstanding, par value $0.10. Dividends on the Series B preference shares are cumulative and payable quarterly in arrears at an initial rate of 8.0%. The preference shareholders have no voting rights with respect to the Series B preference shares unless dividends have not been paid for six dividend periods, whether or not consecutive, in which case the holders of the Series B preference shares will have the right to elect two directors.

On June 28, 2021 and August 12, 2021, the Company entered into Underwriting Agreements with the Series B preference shareholders (the "Selling Shareholders") pursuant to which the Selling Shareholders sold to the public market all 8,000,000 Series B preference shares. The Company did not receive any proceeds from the sale of the Series B preference shares by the Selling Shareholders. The transaction did not change the underlying conditions of the Series B preference shares. The Series B preference shares are listed on the New York Stock Exchange under the symbol "SPNT PB".

As of December 31, 2022, the carrying value of the Series B preference shares was $200.0 million and reflected in shareholders' equity attributable to SiriusPoint shareholders in the consolidated balance sheets. During the year ended December 31, 2022, the Company declared and paid dividends of $16.0 million to the Series B preference shareholders.

See Note 17 "Shareholders' equity" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information.

Letter of Credit Facilities

As of December 31, 2022, $1,270.4 million of letters of credit had been issued. Each of the facilities contain customary events of default and restrictive covenants, including but not limited to, limitations on liens on collateral, transactions with affiliates, mergers and sales of assets, as well as solvency and maintenance of certain minimum pledged equity requirements and a minimum rating from rating agencies. Each restricts issuance of any debt without the consent of the letter of credit provider. Additionally, if an event of default exists, under any of the letter of credit facilities, our subsidiaries could be prohibited from paying dividends. We were in compliance with all of the covenants under the aforementioned letter of credit facilities as of December 31, 2022.

See Note 15 "Debt and letter of credit facilities" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information.

Cash Secured Letter of Credit Agreements

Under the cash secured letter of credit facilities, we provide collateral that consists of cash and cash equivalents and debt securities. As of December 31, 2022, total cash and cash equivalents and debt securities with a fair value of $1,428.7 million were pledged as collateral against the letters of credit issued.

We believe that we have adequate capacity between our existing cash secured letter of credit agreements as well as available investments to post in reinsurance trusts to meet our collateral obligations under our existing and future reinsurance business.

For further details and discussion with respect to cash secured letter of credit agreements, see Note 15 "Debt and letter of credit facilities" in our audited consolidated financial statements included elsewhere in this Annual Report.

Cash, Restricted Cash and Cash Equivalents and Restricted Investments

Cash and cash equivalents consist of cash held in banks and other short-term, highly liquid investments with original maturity dates of ninety days or less. We invest a portion of the collateral securing certain reinsurance contracts in U.S. treasury securities and sovereign debt. This portion of the collateral is included in debt securities in the consolidated balance sheets and is disclosed as part of restricted investments. In addition, restricted investments also pertain to limited partnership interests in TP Enhanced Fund securing the Company's contractual obligations under certain reinsurance contracts that the Company will not be released from until the underlying risks have expired or have been settled.

Restricted cash and cash equivalents and restricted investments increased by $355.0 million, or 17.3%, to $2,410.6 million as of December 31, 2022 from $2,055.6 million as of December 31, 2021. The increase was primarily due to an increase in investments securing reinsurance contracts and letters of credit.

For additional information on restricted cash, cash equivalents and investments, see Note 5 "Cash, cash equivalents, restricted cash and restricted investments" in our consolidated financial statements included elsewhere in this Annual Report.

Cash Flows

Our cash flows from operations generally represent the difference between: (1) premiums collected and investment income and (2) loss and loss expenses paid, reinsurance purchased, underwriting and other expenses paid. Cash flows from operations may differ substantially from net income (loss) and may be volatile from period to period depending on the underwriting opportunities available to us and other factors. Due to the nature of our underwriting portfolio, claim payments can be unpredictable and may need to be made within relatively short periods of time. Claim payments can also be required several months or years after premiums are collected. In addition, as discussed above, SiriusPoint has access to the $300.0 million Facility that provides access to loans for working capital and general corporate purposes, and letters of credit to support obligations under insurance and reinsurance agreements and retrocessional agreements.

Operating, investing and financing cash flows for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
	($ in millions)	
Net cash provided by operating activities	$ 293.3	$ 1.6
Net cash provided by (used in) investing activities	(1,304.3)	208.6
Net cash provided by (used in) financing activities	(23.7)	24.3
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,034.7)	234.5
Cash, cash equivalents and restricted cash at beginning of year	1,948.4	1,713.9
Cash, cash equivalents and restricted cash at end of year	$ 913.7	$ 1,948.4

Operating Activities

Cash flows provided by operating activities can fluctuate due to timing differences between the collection of premiums and reinsurance recoverables and the payment of losses and loss expenses, and the payment of premiums to reinsurers. The increase in cash flows from operating activities in the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to increased premium volume in our Insurance & Services segment.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2022 primarily relates to the increase in purchases of debt securities during the period resulting from increased premium volume as well as increased investing in short term and fixed income agency investments to in response to rising interest rates. Cash flows provided by investing activities for the year ended December 31, 2021 primarily relates to the acquisition of Sirius Group, which comprised of $740.3 million of cash and restricted cash acquired, partially offset by $108.4 million of cash consideration. Additionally, during the year ended December 31, 2021, the Company redeemed $200.0 million of investments from its Related Party Investment Funds, which was offset by purchases of fixed income investments which exceeded sales and maturities during the period.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2022 primarily consisted of $16.0 million for cash dividends paid to preference shareholders and $14.0 million for payments on deposit liability contracts, partially offset by proceeds from repurchase agreements of $17.6 million. Cash flows provided by financing activities for the year ended December 31, 2021 primarily consisted of cash receipts of $48.6 million from the issuance of SiriusPoint common shares pursuant to the equity commitment letter between the Company, Third Point Opportunities Master Fund Ltd. and Daniel S. Loeb in connection with closing of the acquisition of Sirius Group.

See Note 3 "Acquisition of Sirius Group" in our consolidated financial statements included in this Annual Report for a more detailed discussion on the Sirius Group acquisition.

Financial Condition

As of December 31, 2022, total shareholders' equity was $2,082.6 million compared to $2,503.3 million as of December 31, 2021. The decrease was primarily due to a net loss of $402.8 million in the year ended December 31, 2022.

Contractual Obligations

Our contractual obligations as of December 31, 2022 by estimated maturity are presented below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			($ in millions)		
Debt [1]	$ 779.3	$ —	$ 115.0	$ 400.0	$ 264.3
Scheduled interest payments [1]	473.6	42.1	77.4	48.1	306.0
Subtotal - Debt obligations	1,252.9	42.1	192.4	448.1	570.3
Loss and loss adjustment expense reserves [2]	5,268.7	1,850.4	1,863.7	680.5	874.1
Operating leases [3]	33.1	9.2	10.5	6.7	6.7
Deposit liabilities [4]	140.5	21.5	47.5	24.7	46.8
Total [5][6]	$ 6,695.2	$ 1,923.2	$ 2,114.1	$ 1,160.0	$ 1,497.9

(1)   See Note 15 to our audited consolidated financial statements included elsewhere in this Annual Report for detailed information on our debt obligations.

(2)   We have estimated the expected payout pattern of the loss and loss adjustment expense reserves by applying estimated payout patterns from actuarial analyses. The amount and timing of actual loss payments could differ materially from the estimated payouts in the table above. Refer to "Critical Accounting Policies and Estimates - Loss and Loss Adjustment Expense Reserves" for additional information. The timing of claim payments is subject to significant uncertainty. SiriusPoint maintains a portfolio of marketable investments with varying maturities and a substantial amount of short-term investments to provide adequate liquidity for the payment of claims. We have not taken into account corresponding reinsurance recoverable amounts that would be due to us.

(3)   See Note 21 to our audited consolidated financial statements included elsewhere in this Annual Report for detailed information on our leases.

(4)   For purposes of this table, we have included estimates of future interest accruals and the amount we expect the deposit liability contracts would settle for at their probable settlement dates.

(5)   We have future binding commitments to fund certain other long-term investments. These commitments totaled $16.0 million as of December 31, 2022. These commitments do not have fixed funding dates. Therefore, these commitments are excluded from the table above.

(6)   The Series B preference shares contain both a mandatory conversion and optional redemption features, with the optional redemption features allowing for settlement in either common shares or cash. Obligations arising from these incentives are excluded from the table above.

Critical Accounting Policies and Estimates

See Note 2 "Significant accounting policies" in our audited consolidated financial statements included elsewhere in this Annual Report for a summary of our significant accounting and reporting policies.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions. We believe that the accounting policies that require the most significant judgments and estimations by management are: (1) premium revenue recognition, including evaluation of risk transfer, (2) loss and loss adjustment expense reserves, (3) fair value measurements related to our investments, (4) valuation of loss and adjustment expenses reserves and intangible assets relating to the Value of Business Acquired ("VOBA") and other intangible assets as part of the Sirius Group acquisition, and (5) income taxes. If actual events differ significantly from the underlying judgments or estimates used by management in the application of these accounting policies, there could be a material adverse effect on our results of operations and financial condition.

Premium Revenue Recognition Including Evaluation of Risk Transfer

Premium Estimates

Effective January 1, 2021, the Company changed its accounting policy for assumed written premiums. Previously, the Company estimated ultimate premium written for the entire contract period and recorded this estimate at inception of the contract. For contracts where the full premium written was not estimable at inception, the Company recorded premium written for the portion of the contract period for which the amount was estimable.

In 2021, the Company changed its accounting policy to recognize premiums written ratably over the term of the related policy or reinsurance treaty consistent with the timing of when the ceding company has recognized the written premiums. Premiums written include amounts reported by brokers and ceding companies, supplemented by the Company's own estimates of premiums where reports have not been received. The determination of premium estimates requires a review of the Company's experience with the ceding companies, familiarity with each market, the timing of the reported information, an analysis and understanding of the characteristics of each class of business and management's judgment of the impact of various factors, including premium or loss trends, on the volume of business written and ceded to the Company. On an ongoing basis, the Company's underwriters review the amounts reported by these third parties for reasonableness based on their experience and knowledge of the subject class of business, taking into account the Company's historical experience with the brokers, ceding companies or MGAs. See Note 2 "Significant accounting policies" in our audited consolidated financial statements for additional information on premium revenue recognition and the retrospective impact from the change in accounting policy on the Company's consolidated financial statements.

Changes in premium estimates are expected and may result in adjustments in any reporting period. These estimates change over time as additional information regarding the underlying business volume is obtained. Along with uncertainty regarding the underlying business volume, our contracts may also contain a number of contractual features that can significantly impact the amount of premium that we ultimately recognize including commutation provisions, multi-year contracts with cancellation provisions and provisions to return premium at the expiration of the contract in certain circumstances. In certain contracts, these provisions can be exercised by the client, in some cases provisions can be exercised by us and in other cases by mutual consent. We regularly monitor the premium estimates for each of our contracts considering the cash premiums received, reported premiums, discussions with our clients regarding their premium projections as well as evaluating the potential impact of contractual features. Any subsequent adjustments arising on such estimates are recorded in the period in which they are determined.

Changes in premium estimates may not result in a direct impact to net income or shareholders' equity since changes in premium estimates do not necessarily impact the amount of net premiums earned at the time of the premium estimate change and would generally be offset by proportional changes in acquisition costs and net loss and loss adjustment expenses.

The following table summarizes premium estimates and related commissions and expenses by segment as of December 31, 2022 and 2021:

	December 31, 2022			December 31, 2021		
	Premium Estimates	Commission Estimate	Amount Included in Insurance and Reinsurance Balances Receivable, Net	Premium Estimates	Commission Estimate	Amount Included in Insurance and Reinsurance Balances Receivable, Net
	($ in millions)					
Reinsurance	$ 948.6	$ (164.9)	$ 783.7	$ 982.5	$ (235.1)	$ 747.4
Insurance & Services	426.1	(142.9)	283.2	283.2	(85.4)	197.8
Corporate	5.6	0.9	6.5	3.7	0.9	4.6
Total	$ 1,380.3	$ (306.9)	$ 1,073.4	$ 1,269.4	$ (319.6)	$ 949.8

Risk Transfer

Determining whether or not a reinsurance contract meets the condition for risk transfer requires judgment. The determination of risk transfer is critical to recognizing premiums written and is based, in part, on the use of actuarial pricing models and assumptions and evaluating contractual features that could impact the determination of whether a contract meets risk transfer. If we determine that a reinsurance contract does not transfer sufficient risk, we use deposit accounting.

Loss and Loss Adjustment Expense Reserves

Loss and Loss Adjustment Expense Reserves by Reportable Segment

The following table summarize loss and loss adjustment expenses reserves net of reinsurance recoveries separated between (i) case reserves for claims reported ("Case") and (ii) incurred but not reported ("IBNR") reserves for losses that have occurred but for which claims have not yet been reported and for expected future development on case reserves as of December 31, 2022 and 2021:

	December 31, 2022			December 31, 2021		
	Case	IBNR	Total [1]	Case	IBNR	Total [1]
	($ in millions)					
Reinsurance	$ 1,117.4	$ 1,776.4	$ 2,893.8	$ 1,109.8	$ 1,712.6	$ 2,822.4
Insurance & Services	145.1	593.2	738.3	81.8	296.4	378.2
Corporate	57.8	202.6	260.4	45.7	379.8	425.5
Total	$ 1,320.3	$ 2,572.2	$ 3,892.5	$ 1,237.3	$ 2,388.8	$ 3,626.1

(1)   Excludes deferred charges on retroactive reinsurance contracts.

In order to reduce the potential uncertainty of loss reserve estimation, we obtain information from numerous sources to assist in the reserving process for both our reinsurance and primary business. Our underwriters and pricing actuaries devote considerable effort to understanding and analyzing a ceding company or MGA's operations and loss history during the underwriting of the business, using a combination of client and industry statistics. Such statistics normally include historical premium and loss data by class of business, individual claim information for larger claims, distributions of insurance limits provided and the risk characteristics of the underlying insureds, loss reporting and payment patterns and rate change history. In cases where there is limited history or no history for a particular cedent, we rely on other available information based on industry data or other sources. Our analysis is used to project expected ultimate loss ratios for each contract or MGA during the upcoming contract period, which are considered in the loss reserving process.

We rely heavily on information reported by MGAs and ceding companies, as discussed above. In order to determine the accuracy and completeness of such information, our underwriters, actuaries, and claims personnel perform audits of certain MGAs and ceding companies, where customary. Generally, ceding company audits are not customary outside the United States. In such cases, we review information from ceding companies for unusual or unexpected results. Any material findings are discussed with the ceding companies. We sometimes encounter situations where it is determined that a claim presentation from a ceding company is not in accordance with contract terms. Most situations are resolved without the need for litigation or arbitration. However, in the infrequent situations where a resolution is not possible, SiriusPoint defends its position in such arbitration or litigation.

See Note 12 "Loss and loss adjustment expense reserves" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information regarding loss and loss adjustment expense reserves including reserving methodologies.

As part of our risk management process, we periodically engage external actuarial and claims consultants to independently evaluate the adequacy of the net carried loss and loss adjustment expense reserves. Management considers the results of the independent analysis as a supplement to internal recommendations when determining carried loss and loss adjustment expenses reserve amounts.

The following table details our prior year loss reserve development of liability for net unpaid claims and claim expenses for the years ended December 31, 2022 and 2021:

	2022	2021
	Unfavorable (favorable) development	Unfavorable (favorable) development
	($ in millions)	
Reinsurance	$ (8.8)	$ (18.6)
Insurance & Services	(4.7)	(13.5)
Corporate	(7.8)	(10.5)
Total net unfavorable (favorable) development	$ (21.3)	$ (42.6)

Loss and loss adjustment expense development - 2022

The $21.3 million net decrease in prior years' reserves for the year ended December 31, 2022 was driven by:

- $8.8 million of net favorable prior year reserve development in the Reinsurance segment primarily due to COVID-19 reserve releases, partially offset by reserves strengthening in recognition of the current high inflationary environment and increases on prior year catastrophe events;

- $4.7 million of net favorable prior year reserve development in the Insurance & Services segment which was primarily driven loss reductions in A&H reserves due to better than expected loss experience, partially offset by reserve strengthening in direct Workers' Compensation reserves based on reported loss emergence; and

- $7.8 million of net favorable prior year reserve development in Corporate due to runoff surety exposures and property losses.

Loss and loss adjustment expense development - 2021

The $42.6 million net decrease in prior years' reserves for the year ended December 31, 2021 was driven by:

- $18.6 million of net favorable prior year reserve development in the Reinsurance segment as a result of better than expected loss reserve emergence on historical property events relating to multiple accident years and better than expected attritional loss experience;

- $13.5 million of net favorable prior year reserve development in the Insurance & Services segment as a result of better than expected loss experience in A&H for recent accident years; and

- $10.5 million of net favorable prior year reserve development in Corporate as a result of better than expected loss experience on property and contingency classes moved to runoff in 2021.

Sensitivity Analysis

Actual Results vs. Initial Estimates

Generally, initial actuarial estimates of IBNR reserves not related to a specific large event are based on the loss ratio method applied to each class of business. SiriusPoint regularly reviews the adequacy of its recorded reserves by using a variety of generally accepted actuarial methods, including historical incurred and paid loss development methods. Estimates of the initial expected ultimate losses involve management judgment and are based on historical information for that class of business, which includes loss ratios, market conditions, changes in pricing and conditions, underwriting changes, changes in claims emergence, and other factors that may influence expected ultimate losses. If actual loss activity differs substantially from expectations, an adjustment to recorded reserves may be warranted. As time passes, loss reserve estimates for a given year will rely more on actual loss activity and historical patterns than on initial assumptions.

For major events, particularly natural catastrophe, SiriusPoint develops assessments of the ultimate losses associated with each individual event. Estimates are based on information from ceding companies, third party and internal catastrophe models, and by applying overall estimates of insured industry losses to SiriusPoint's exposure information.

Changes in all estimates will be recorded in the period in which the changes occur. In accident years where the updated estimates are lower than our initial estimates, we experience favorable development. Conversely, in accident years where the revised estimates are higher than our original estimates, there is adverse development on prior accident year reserves.

Potential Variability in Loss Reserve Estimates

There are possible variations from current estimates of loss reserves due to changes in key assumptions. In order to quantify the potential volatility in the loss reserve estimates, SiriusPoint employs a stochastic simulation approach to produce a range of results around the central estimate and estimated probabilities of possible outcomes. Both the probabilities and the related modeling are subject to inherent uncertainties. The simulation relies on a significant number of assumptions, such as variation in historical loss development patterns and industry losses for major events, potential mis-estimation of the initial expected loss ratios during the pricing process, and unanticipated inflation.

Fair value measurements

Fair Value Hierarchy

Fair value measurements are categorized into a hierarchy that distinguishes between inputs based on market data from independent sources ("observable inputs") and a reporting entity's internal assumptions based upon the best information available when external market data is limited or unavailable ("unobservable inputs"). Quoted prices in active markets for identical assets or liabilities have the highest priority ("Level 1"), followed by observable inputs other than quoted prices, including prices for similar but not identical assets or liabilities ("Level 2"), and unobservable inputs, including the reporting entity's estimates of the assumptions that market participants would use, having the lowest priority ("Level 3").

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety factors including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment. See Note 6 "Fair value measurements" to our audited consolidated financial statements for additional information on the framework for measuring fair value established by U.S. GAAP disclosure requirements.

Strategic Investments

The Company's Strategic Investments are carried at fair value, using the equity method or the cost adjusted for market observable events less impairment method. For Strategic Investments carried at fair value, management uses commonly accepted valuation methods (i.e., income approach, market approach). Where appropriate to utilize equity method, the Company recognizes its share of the investees' income in net realized and unrealized investment gains (losses). Where criteria to be accounted for under the equity method is not met, we have elected to value our Strategic Investments at the cost adjusted for market observable events less impairment method, a measurement alternative in which the investment is measured at cost and remeasured to fair value when determined to be impaired or upon observable transactions prices becoming available.

As of December 31, 2022, the Company's Strategic Investments totaled $262.0 million. See Note 6 "Fair value measurements" to our audited consolidated financial statements for additional information on the framework for measuring fair value established by U.S. GAAP disclosure requirements related to investments.

Investments measured using Net Asset Value

We value our investments in limited partnerships, including our investments in Related Party Investment Funds, at fair value. We have elected the practical expedient for fair value for these investments which is estimated based on our share of the NAV of the limited partnerships, as provided by the independent fund administrator, as we believe it represents the most meaningful measurement basis for the investment assets and liabilities. The NAV represents our proportionate interest in the members' equity of the limited partnerships.

The fair value of our investments in certain hedge funds and certain private equity funds are also determined using NAV. The hedge fund's administrator provides quarterly updates of fair value in the form of our proportional interest in the underlying fund's NAV, which is deemed to approximate fair value, generally with a three month delay in valuation. The private equity funds provide quarterly or semi-annual partnership capital statements with a three month delay which are used as a basis for valuation. These private equity investments vary in investment strategies and are not actively traded in any open markets. Due to a lag in reporting, some of the fund managers, fund administrators, or both, are unable to provide final fund valuations as of the Company's reporting date. This includes utilizing preliminary estimates reported by its fund managers and using other information that is available with respect to the underlying investments, as necessary.

See Note 6 "Fair value measurements" to our audited consolidated financial statements for additional information on the framework for measuring fair value established by U.S. GAAP disclosure requirements related to investments measured using NAV.

Valuation of components of purchase consideration, loss and adjustment expenses reserves and intangible assets relating to VOBA and other intangible assets as part of the Sirius Group acquisition

Purchase consideration

As a part of the total consideration related to the acquisition of Sirius Group, the Company issued various financial instruments, including preference shares, warrants, and other contingent value components, as discussed further in Note 3 "Acquisition of Sirius Group".

The majority of these instruments were valued utilizing model simulations that included assumptions around equity volatility and other market-based inputs. The Series B preference shares were valued by considering the results of three separate analyses: (i) a comparison to the observed market yields on similar publicly traded preferred shares of other insurance industry peers; (ii) a build-up method whereby an appropriate yield is based on a base level plus incremental amounts for relative risk and liquidity factors; and (iii) a comparison to the observed or implied yields of other securities in the SiriusPoint capital structure.

Loss and loss adjustment expense reserves

As a part of the acquisition of Sirius Group, we recognized an adjustment to the acquired loss and loss adjustment reserves of $80.6 million as of December 31, 2021 to reflect the fair value of the acquired reserves as of the acquisition date. The adjustment to loss reserves is included in loss and loss adjustment expense reserves in our consolidated balance sheets and is based on the present value of future payments plus a risk margin.

Management applied judgment in estimating the fair value of loss reserves using historical loss payment patterns and risk margins. As of December 31, 2022, the unamortized fair value adjustment to loss reserves was $53.7 million (2021 - $65.6 million). On an annual basis, or as other factors necessitate such as an assessment, we evaluate the fair value adjustment to loss reserves for impairment. As of December 31, 2022, there were no indicators of impairment.

VOBA

As part of the acquisition of Sirius Group, we recognized VOBA of $147.9 million. As of December 31, 2022, VOBA was fully amortized and therefore had no carrying value (2021 - $50.0 million). In the year ended December 31, 2022, amortization of $50.0 million (2021- $97.9 million) was recorded in acquisition costs, net in the consolidated statements of net income (loss). The VOBA related asset is included in deferred acquisition costs and value of business acquired, net on our consolidated balance sheet.

Management determined the fair value of the VOBA intangible asset by calculating the difference between the unearned premium reserve and estimated risk-adjusted future losses and expenses associated with the policies and contracts that were in-force as of the closing date of the acquisition, discounted to present value. Management applied judgment in estimating the VOBA intangible asset, which involved the use of significant assumptions related to the discount rate and expected profitability associated with the unearned premium reserve, which includes an associated risk margin.

Intangible Assets

As part of the acquisition of Sirius Group, SiriusPoint recognized identifiable intangible assets. As of December 31, 2022, these identifiable intangible assets had a carrying value of $163.8 million and consisted of the following, and are included in intangible assets on the Company's consolidated balance sheet:

- Distribution relationships - refers to the relationships Sirius Group has established with external independent distributors and brokers to facilitate the distribution of its products in the marketplace. As a result of owning the distribution relationships, management will not have to duplicate historical marketing, training, and start-up expenses to redevelop comparable relationships to support business operations. The fair value of the distribution relationships intangible asset was determined using a variation of the income approach. Management applied judgement in estimating the fair value of the distribution relationships intangible asset, which involved the use of assumptions related to the discount rate and customer attrition rate, as well as the expected revenue growth rates and profitability margins (which are used to determine the amount and timing of expected future cash flows);

- MGA relationships - refers to relationships with managing general agents on the direct insurance business. Through the MGA relationships, Sirius Group generates a predictable and recurring stream of service fee revenue. The fair value of the MGA relationships intangible asset was determined using a variation of the income approach, which involved the use of assumptions related to the discount rate and customer attrition rate, as well as the expected revenue growth rates and profitability margins;

- Lloyd's Capacity - Syndicate 1945 - relates to relationships associated with the right to distribute and market policies underwritten through Lloyd's Syndicate 1945. The Lloyd's Capacity intangible asset was valued using the market comparable transaction method;

- Insurance licenses - Sirius Group, like other insurance providers, is required to maintain licenses to produce and service insurance contracts. Insurance licenses are estimated to have an indefinite life and are therefore not amortized, but are subject to periodic impairment testing. The insurance licenses were valued using the market comparable transaction method;

- Trade name - represents the value of the Sirius Group brand acquired. The trade names intangible asset was valued using the relief from royalty method; and

- Internally developed and used computer software - represents the value of internally developed and used computer software utilized by the Company.

Intangible assets are assessed for impairment on an annual basis or more frequently if events or changes in circumstances indicate that is more likely than not that an impairment exists. Such events or circumstances may include an economic downturn in a geographic market or a change in the assessment of future operations.

There was no evidence of potential impairment of intangible assets as of December 31, 2022.

Income Taxes

We have subsidiaries and branches that operate in various other jurisdictions around the world that are subject to tax in the jurisdictions in which they operate. The jurisdictions in which our subsidiaries and branches are subject to tax are Australia, Belgium, Canada, Germany, Hong Kong (China), Ireland, Luxembourg, Malaysia, Singapore, Sweden, Switzerland, the United Kingdom, and the United States.

Recoverability of Net Deferred Tax Asset

We record a valuation allowance against deferred tax assets if it becomes more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in income tax expense in the period of change. In determining whether or not a valuation allowance, or change therein, is warranted, we consider factors such as prior earnings history, expected future earnings, carryback and carryforward periods and strategies that, if executed, would result in the realization of a deferred tax asset. It is possible that certain planning strategies or projected earnings in certain subsidiaries may not be feasible to utilize the entire deferred tax asset, which could result in material changes to the deferred tax assets and tax expense.

Uncertain Tax Positions

Recognition of the benefit of a given tax position is based upon whether a company determines that it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. In evaluating the more likely than not recognition threshold, we must presume that the tax position will be subject to examination by a taxing authority with full knowledge of all relevant information. If the recognition threshold is met, then the tax position is measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2022, the total reserve for unrecognized tax benefits of $2.3 million. With few exceptions, we are no longer subject to U.S. federal, state or non-U.S. income tax examinations by tax authorities for years before 2018.

Earnings of Certain Subsidiaries

SiriusPoint has capital and liquidity in many of its subsidiaries, some of which may reflect undistributed earnings. If such capital or liquidity were to be paid or distributed to us or our subsidiaries, as dividends or otherwise, they may be subject to income or withholding taxes. Sirius Group generally intends to operate, and manage its capital and liquidity, in a tax-efficient manner. However, the applicable tax laws in the relevant countries are subject to change, possibly with retroactive effect, including in response to Organisation for Economic Cooperation and Development ("OECD") guidance. Accordingly, such payments or earnings may be subject to income or withholding tax in jurisdictions where they are not currently taxed or at higher rates of tax than currently taxed, and the applicable tax authorities could also attempt to apply income or withholding tax to past earnings or payments.

See Note 16 "Income taxes" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information on income taxes.

Recent Accounting Pronouncements

See Note 2 "Significant accounting policies" in our audited consolidated financial statements included elsewhere in this Annual Report for additional information on recently issued accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our consolidated balance sheets include a substantial amount of assets and liabilities whose fair values are subject to market risk. The term market risk refers to the risk of loss arising from adverse changes in interest rates, credit spreads, equity markets prices, and other relevant market rates and prices. Due to our sizable investment portfolio, market risk can have a significant effect on our consolidated financial position.

We believe we are principally exposed to the following types of market risk:

- interest rate risk;
- foreign currency exchange risk; and
- other long-term investments price risk.

Interest Rate Risk

Interest rate risk is the price sensitivity of a security to changes in interest rates. Our investment portfolio includes fixed income investments, whose fair values will fluctuate with changes in interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of fixed income investments, respectively. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other market factors.

We generally manage the interest rate risk associated with our portfolio of fixed income investments by monitoring the average of investment-grade corporate securities; U.S. government and agency securities; foreign government, agency and provincial obligations; preferred stocks; asset-backed and mortgage-backed securities; and municipal obligations.

The following table summarizes the estimated effects of hypothetical increases and decreases in market interest rates on our debt securities as of December 31, 2022:

	Fair value	Assumed change in interest rate	Estimated fair value after change in interest rate	Pre-tax increase (decrease) in carrying value
			($ in millions)	
Debt securities	$ 4,161.5	300 bp decrease	$ 4,428.2	$ 266.7
		200 bp decrease	4,339.2	177.7
		100 bp decrease	4,250.3	88.8
		50 bp decrease	4,205.8	44.3
		50 bp increase	4,114.5	(47.0)
		100 bp increase	4,067.7	(93.8)
		200 bp increase	3,974.1	(187.4)
		300 bp increase	$ 3,880.5	$ (281.0)

The magnitude of the fair value decrease in rising rates scenarios may be more significant than the fair value increase in comparable falling rates scenarios. This can occur because (i) the analysis floors interest rates at a de minimis level in falling rate scenarios, muting price increases, (ii) portions of the fixed income investment portfolio may be callable, muting price increases in falling interest rate scenarios and/or (iii) portions of the fixed income investment portfolio may experience cash flow extension in higher interest rate environments, which generally results in lower fixed income asset prices.

Interest payments on our 2017 SEK Subordinated Notes are required to be serviced in Swedish kronor by reference to Stockholm Interbank Offered Rate, a floating interest rate benchmark. This benchmark rate has increased year to date and it is possible that it will continue to do so, which could result in increasing our interest expense in U.S. dollars.

Foreign Currency Exchange Risk

In the ordinary course of business, we hold non-U.S. dollar denominated assets and liabilities, which are valued using period-end exchange rates. Non-U.S. dollar denominated foreign revenues and expenses are valued using average exchange rates over the period. Foreign currency exchange-rate risk is the risk that we will incur losses on a U.S. dollar basis due to adverse changes in foreign currency exchange rates.

The following table summarizes the estimated effects of a hypothetical 10% increase and decrease in the value of the U.S. dollar against select foreign currencies would have had on the carrying value of our net assets as of December 31, 2022:

	10% increase		10% decrease	
	($ in millions)			
British Pound to U.S. dollar	$	(1.2)	$	1.2
Euro to U.S. dollar		0.1		(0.1)
Swedish Krona to U.S. dollar		5.4		(5.4)
Swiss Franc to U.S. dollar		(0.2)		0.2
Canadian Dollar to U.S. dollar	$	(3.2)	$	3.2

Other Long-term Investments Price Risk

The carrying values of our other long-term investments are at either fair value, using the equity method, net asset value, or management's cost less any impairment, which is based on fair value, as of the balance sheet date. The fair values of these investments are subject to fluctuations. These fluctuations could cause the amount realized upon sale or exercise of these instruments to differ significantly from the current reported value. The fluctuations may result from perceived changes in the underlying economic characteristics of the investment or other market factors, including interest rates and foreign exchange. Assuming a hypothetical 10% and 30% increase or decrease in the value of our other long-term investments as of December 31, 2022, the carrying value of our other long-term investments would have increased or decreased by approximately $37.7 million and $113.2 million, pre-tax, respectively.

Investment in Related Party Investment Funds

The carrying values of our investments in Related Party Investment Funds are valued at fair value. We have elected the practical expedient for fair value for these investments which is estimated based on our share of the net asset value of the respective limited partnership, as provided by the independent fund administrator. Market prices of the underlying investment securities, in general, are subject to fluctuations. Assuming a hypothetical 10% and 30% increase or decrease in the value of our investments in Related Party Investment Funds as of December 31, 2022, the carrying value of these investments would have increased or decreased by approximately $12.9 million and $38.6 million, pre-tax, respectively.

Item 8. Financial Statements and Supplementary Data

See our consolidated financial statements and notes thereto and required financial statement schedules commencing on page F-1.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2022. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) under the Exchange Act during the most recent fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on its assessment, management concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


Part III


The following required information is incorporated by reference to our definitive proxy statement that will be filed with the Securities and Exchange Commission not later than 120 days after the close of the fiscal year ended December 31, 2022 pursuant to Regulation 14A:

Item 10. Directors, Executive Officers and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 14. Principal Accounting Fees and Services

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements, Financial Statement Schedules and Exhibits

Financial Statements and Financial Statement Schedules

See the Index to Consolidated Financial Statements and Supplemental Data on page F-1.

Exhibits

Exhibit Number	Description
3.1	Memorandum of Association of Third Point Reinsurance Ltd. (now known as SiriusPoint Ltd.) (incorporated by reference to Exhibit 3.1 to the Company's Form S-1 filed on July 15, 2013).
3.1.1	Certificate of Deposit of Memorandum of Increase of Share Capital of Third Point Reinsurance Ltd. (incorporated by reference to Exhibit 3.1.1 to the Company's Annual Report on Form 10-K filed on February 28, 2014).
3.2	Bye-laws of SiriusPoint Ltd. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 26, 2021).
3.3	Series A Preference Shares Certificate of Designation, dated February 26, 2021 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on February 26, 2021).
3.4	Amended and Restated Series B Preference Shares Certificate of Designation, dated March 17, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 18, 2021).
3.5	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
4.1	Agreement among Members by and among Third Point Reinsurance Ltd. and each of the Members, dated as of December 22, 2011 (incorporated by reference to Exhibit 4.8 to the Company's Form S-1 filed on July 15, 2013).
4.2	Amended and Restated Founders Agreement, by and among Third Point Reinsurance Company Ltd., Third Point Reinsurance (USA) Ltd., KEP TP Bermuda Ltd., KIA TP Bermuda Ltd., Pine Brook LVR, L.P., P RE Opportunities Ltd. and Dowling Capital Partners I, L.P. dated as of February 25, 2015 (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 10-K filed on February 27, 2015).
4.3	Senior Indenture, dated as of February 13, 2015, among Third Point Re (USA) Holdings Inc., as issuer, Third Point Reinsurance Ltd., as guarantor, and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 13, 2015).
4.4	First Supplemental Indenture, dated as of February 13, 2015, among Third Point Re (USA) Holdings Inc., as issuer, Third Point Reinsurance Ltd., as guarantor, and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on February 13, 2015).
4.5	Second Supplemental Indenture, dated as of December 31, 2021, among Third Point Re (USA) Holdings Inc., as issuer, SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd.), as guarantor, and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on January 3, 2022).
4.6	7.00% Senior Note due 2025 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on February 13, 2015).
4.7	Description of Share Capital (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K filed on March 1, 2022).
4.8	Warrant Agreement, dated February 26, 2021 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 26, 2021).
4.9	Contingent Value Rights Agreement, dated February 26, 2021 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on February 26, 2021).
4.10	Upside Rights, dated February 26, 2021 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on February 26, 2021).

4.11	Registration Rights Agreement, between SiriusPoint Ltd. and CM Bermuda Limited, dated February 26, 2021 (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on February 26, 2021).
4.12	Investor Rights Agreement, between SiriusPoint Ltd. and CM Bermuda Limited, dated February 26, 2021 (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on February 26, 2021).
4.13	Investor Rights Agreement, between SiriusPoint Ltd. and Daniel S. Loeb, dated February 26, 2021 (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on February 26, 2021).
4.14	Assumption Agreement, by and among SiriusPoint Ltd., Bain Capital Special Situations Asia, L.P., CCOF Master, L.P., Centerbridge Credit Partners Master, LP, Centerbridge Special Credit Partners III, LP, and GPC Partners Investments (Canis) LP, dated February 26, 2021 (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed on February 26, 2021).
4.15	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed on May 7, 2021).
4.16	Warrant Agreement, dated July 29, 2015, between Continental Stock Transfer & Trust Company and Easterly Acquisition Corp. (including form of public warrant certificate) (incorporated by reference to Exhibit 4.1 to Sirius' Annual Report on Form 10-K filed with the SEC on March 5, 2020).
4.17	Form of Assignment, Assumption and Amendment Agreement to Warrant Agreement among Easterly Acquisition Corp., Sirius International Insurance Group, Ltd. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed by Sirius International Insurance Group, Ltd. on March 5, 2020).
4.18	Side Letter with Series B Preference Shareholders (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2021).
4.19	Indenture, dated as of November 1, 2016, by and between Sirius International Group, Ltd. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed by Sirius International Insurance Group, Ltd. on September 10, 2018).
4.20	First Supplemental Indenture, dated as of November 1, 2016, by and between Sirius International Group, Ltd. and The Bank of New York Mellon, as trustee, including form of 4.600% Senior Notes due 2026 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-4 filed by Sirius International Insurance Group, Ltd. on September 10, 2018).
4.21	Supplemental Indenture, dated as of October 28, 2019, between Sirius International Group, Ltd. and The Bank of New York Mellon, as trustee, relating to the First Supplemental Indenture, dated as of November 1, 2016 in regards to the 4.600% Senior Notes due 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sirius International Insurance Group, Ltd. on October 28, 2019).
4.22	Third Supplemental Indenture, dated as of May 27, 2021, by and among Sirius International Group, Ltd., SiriusPoint Ltd. and The Bank of New York Mellon, as trustee, in regards to the 4.600% Senior Notes due 2026 (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by SiriusPoint Ltd. on May 27, 2021).
4.23	Subordinated Indenture, dated as of September 22, 2017, by and among Sirius International Group, Ltd., The Bank of New York Mellon, as trustee, and The Bank of New York Mellon London Branch, as paying agent and calculation agent, including form of Floating Rate Callable Subordinated Notes due 2047 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-4 filed by Sirius International Insurance Group, Ltd. on September 10, 2018).
4.24	First Supplemental Indenture, dated as of May 27, 2021, by and among Sirius International Group, Ltd., SiriusPoint Ltd., The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent and calculation agent relating to the Subordinated Indenture, dated as of September 22, 2017 in regards to the Floating Rate Callable Subordinated Notes due 2047 (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by SiriusPoint Ltd. on May 27, 2021).
10.1**	Employment Agreement between Third Point Reinsurance Ltd. and Daniel Victor Malloy III, dated as of January 23, 2012 (incorporated by reference to Exhibit 10.4 to the Company's Form S-1 filed on July 15, 2013).
10.1.1**	Amendment No. 1 to Employment Agreement between Third Point Reinsurance Ltd. and Daniel Victor Malloy III, dated as of April 1, 2015 (incorporated by reference to Exhibit 10.4.1 to the Company's Quarterly Report on Form 10-Q filed on May 8, 2015).
10.1.2**	Amendment No. 2 to Employment Agreement between Third Point Reinsurance Ltd. and Daniel Victor Malloy III dated as of May 4, 2016 (incorporated by reference to Exhibit 10.4.2 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2016).

10.1.3**	Amendment No. 3 to Employment Agreement between Third Point Reinsurance Ltd. and Daniel Victor Malloy III, entered into on March 17, 2017, effective as of March 1, 2017 (incorporated by reference to Exhibit 10.4.3 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2017).
10.1.4**	Amendment No. 4 to Employment Agreement between Third Point Reinsurance Ltd. and Daniel Victor Malloy III, entered into as of August 3, 2017 (incorporated by reference to Exhibit 10.4.4 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2017).
10.1.5 **	Amendment No. 5 to Employment Agreement between Third Point Reinsurance Ltd. and Daniel Victor Malloy III, entered into as of April 1, 2018 (incorporated by reference to Exhibit 10.4.5 to the Company's Quarterly Report on Form 10-Q filed on July 31, 2018).
10.1.6 **	Amendment No. 6 to Employment Agreement between Third Point Reinsurance Ltd. and Daniel Victor Malloy III, entered into as of May 8, 2019 (incorporated by reference to Exhibit 10.4.6 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2019).
10.2**	Share Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Form S-1 filed on July 15, 2013).
10.3**	Form of Director Service Restricted Share Award Agreement (incorporated by reference to Exhibit 10.6.1 to the Company's Annual Report on Form 10-K filed on February 28, 2014).
10.4**	Form of Employee Restricted Shares Agreement (incorporated by reference to Exhibit 10.6.6 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2019).
10.5**	Form of Nonqualified Share Option Agreement under the Share Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Form S-1 filed on July 15, 2013).
10.6**	Form of Director Service Agreement (Adopted November 2013) (incorporated by reference to Exhibit 10.8.1 to the Company's Annual Report on Form 10-K filed on February 28, 2014).
10.7**	Third Point Reinsurance Ltd. 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed on February 24, 2017).
10.8**	Third Point Reinsurance Ltd. Annual Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on February 24, 2017).
10.9	Trademark License Agreement between Third Point LLC and Third Point Reinsurance Ltd., dated as of December 22, 2011 (incorporated by reference to Exhibit 10.23 to the Company's Form S-1 filed on July 15, 2013).
10.10†	Letter Agreement dated as of December 22, 2011 (incorporated by reference to Exhibit 10.26 to the Company's Form S-1 filed on July 15, 2013).
10.11**	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.28 to Amendment No. 3 to the Registration Statement on Form S-1/A filed by Third Point Reinsurance Ltd. on August 5, 2013).
10.12**	Employment Agreement between Third Point Reinsurance (USA) Ltd. and David E. Govrin dated as of March 22, 2017 (incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K filed on February 28, 2020).
10.13.1**	Amendment No. 1 to Employment Agreement between Third Point Reinsurance (USA) Ltd. and David E. Govrin dated as of April 1, 2019 (incorporated by reference to Exhibit 10.41.1 to the Company's Annual Report on Form 10-K filed on February 28, 2020).
10.13.2**	Amendment No. 2 to Employment Agreement between Third Point Reinsurance (USA) Ltd. and David E. Govrin dated as of May 10, 2019 (incorporated by reference to Exhibit 10.41.2 to the Company's Annual Report on Form 10-K filed on February 28, 2020).
10.14	Transaction Agreement, dated September 4, 2020, by and among Third Point Reinsurance Ltd., Bain Capital Special Situations Asia, L.P., CCOF Master, L.P., Centerbridge Credit Partners Master, LP, and Centerbridge Special Credit Partners III, LP, and GPC Partners Investments (Canis) LP (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 11, 2020).
10.15**	Letter Agreement, dated as of September 23, 2020, by and between Third Point Reinsurance Ltd. and David W. Junius (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q filed on November 5, 2020).
10.16**	Employee Restricted Share Award Agreement, dated as of October 1, 2020, by and between Third Point Reinsurance Ltd. and David W. Junius (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q filed on November 5, 2020).
10.17	Credit Agreement, dated as of November 2, 2020, by and among Third Point Reinsurance Ltd., the other subsidiaries of Third Point Reinsurance Ltd. from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q filed on November 5, 2020).

10.18**	Sirius International Insurance Group, Ltd. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form S-4 filed by Sirius International Insurance Group, Ltd. on October 11, 2018).
10.18.1**	Sirius International Insurance Group, Ltd. 2018 Omnibus Incentive Plan - Form of Restricted Share Unit Award, amending and restating the PSU Award granted on February 27, 2020 (incorporated by reference to Exhibit 10.9.3 to the Quarterly Report on Form 10-Q filed by Sirius International Insurance Group, Ltd. on November 9, 2020).
10.18.2**	Sirius International Insurance Group, Ltd. 2018 Omnibus Incentive Plan - Form of Special Restricted Share Unit Award Notice (incorporated by reference to Exhibit 10.9.4 to the Quarterly Report on Form 10-Q filed by Sirius International Insurance Group, Ltd. on November 9, 2020).
10.18.3**	Sirius International Insurance Group, Ltd. 2018 Omnibus Incentive Plan - Form of Special Restricted Share Unit Award Notice (incorporated by reference to Exhibit 10.9.5 to the Quarterly Report on Form 10-Q filed by Sirius International Insurance Group, Ltd. on November 9, 2020).
10.18.4**	Sirius International Insurance Group, Ltd. 2018 Omnibus Incentive Plan - Form of Special Restricted Share Unit Award Notice (incorporated by reference to Exhibit 10.9.6 to the Quarterly Report on Form 10-Q filed by Sirius International Insurance Group, Ltd. on November 9, 2020).
10.19**	Amended and Restated Employment Agreement dated as of February 15, 2021, by and between Third Point Reinsurance Ltd. and Siddhartha Sankaran (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.20**	Amended and Restated Restricted Shares Agreement, dated as of February 15, 2021, by and between Third Point Reinsurance Ltd. and Siddhartha Sankaran (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.21**	Employee Share Option Agreement, dated as of February 26, 2021, by and between Third Point Reinsurance Ltd. and Siddhartha Sankaran (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.22**	David W. Junius Employment Offer Letter dated September 23, 2021 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.23**	Vievette Henry Employment Offer Letter dated January 28, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.24**	Prashanth Gangu Employment Offer Letter dated February 3, 2021 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.25**	Ming Zhang Employment Agreement dated November 3, 2020 (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.26**	Employee Restricted Share Award Agreement, dated as of November 23, 2020, by and between Third Point Reinsurance Ltd. and Ming Zhang (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.27**	Amended and Restated Director Compensation Policy dated February 23, 2021 (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.28**	Form of Director Restricted Shares Agreement (Special Award) (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.29**	Form of Employee Restricted Shares Agreement (Legacy TPRE – Retention Awards) (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.30**	Form of Employee Restricted Share Unit Agreement (Legacy Sirius - Retention Awards) (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.31**	Form of Employee Restricted Shares Agreement (Sign-on Awards) (incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.32**	Form of Employee Service Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.33**	Form of Employee Share Option Agreement (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2021).
10.34**	Form of Employee Service Restricted Shares Agreement (prior performance cycles) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2021).
10.35**	Form of Employee Service Restricted Share Unit Agreement (time vesting RSUs) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2021).
10.36**	Form of Employee Performance Restricted Share Unit Agreement (performance vesting RSUs) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2021).

10.37**	Amended and Restated SiriusPoint Ltd. 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 3, 2021).
10.38	Loss Portfolio Transfer Reinsurance Agreement by and among SiriusPoint America Insurance Company, SiriusPoint Bermuda Insurance Company Ltd. and Pallas Reinsurance Company Ltd. dated as of October 29, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 3, 2021).
10.39	Third Amended and Restated Exempted Limited Partnership Agreement of Third Point Enhanced LP, dated August 6, 2020, between Third Point Advisors LLC, as General Partner, Third Point Reinsurance Ltd., Third Point Reinsurance Company Ltd., Third Point Reinsurance (USA) Ltd., and the initial limited partner (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 10, 2020).
10.40	Fourth Amended and Restated Exempted Limited Partnership Agreement of Third Point Enhanced LP, dated as of February 23, 2022, by and among Third Point Advisors L.L.C., SiriusPoint Ltd., SiriusPoint Bermuda Insurance Company Ltd. and Sirius Re Holdings, Inc (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K filed on March 1, 2022).
10.41	Amended and Restated Investment Management Agreement, dated as of February 23, 2022, by and between Third Point LLC, SiriusPoint Ltd., SiriusPoint America Insurance Company, SiriusPoint Bermuda Insurance Company Ltd. and SiriusPoint International Insurance Corporation (incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K filed on March 1, 2022).
10.42**	Settlement Agreement, dated as of April 6, 2022, by and between SiriusPoint Ltd. and Daniel Malloy (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 7, 2022).
10.43**	Amendment to Employment Contract, dated as of December 3, 2021, by and between Monica Cramér Manhem and SiriusPoint Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2022).
10.44**	Employment Contract, dated as of November 11, 2021, between SiriusPoint International Insurance Corporation (publ) and Andreas Kull (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2022).
10.45**	Daniel Malloy Employment Offer Letter, dated as of June 1, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 3, 2022).
10.46**	Resignation Agreement and Release, dated as of May 16, 2022, by and between SiriusPoint Ltd. and Siddhartha Sankaran (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 17, 2022).
10.47**	Scott Egan Employment Letter, dated as of September 6, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 7, 2022).
10.48**	Stephen Yendall Employment Letter, dated as of October 7, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 12, 2022).
10.49**	David Govrin Employment Letter, dated as of October 31, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 2, 2022).
10.50**	Confidential Settlement Agreement and Release, dated as of September 30, 2022, by and between SiriusPoint Ltd. and Prashanth Gangu (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on November 2, 2022).
10.51**	Confidential Settlement Agreement and General Release, dated as of November 14, 2022, by and between Sirius Global Services LLC and Vievette Henry.
10.52**	Offer Letter Agreement, dated as of March 25, 2021, by and between Stuart Liddell and SiriusPoint Ltd.
10.53**	Bonus Letter Agreement, dated as of August 3, 2020, by and between Stuart Liddell and Sirius International Insurance Group Plc.
21.1	List of Subsidiaries as of December 31, 2022.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ernst & Young Ltd.
23.3	Third Point Enhanced LP Consent of Independent Auditors
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1±	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2±	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Audited Financial Statements of Third Point Enhanced LP as of and for the year ended December 31, 2022
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

**   Management contracts or compensatory plans or arrangements

±   This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

†   Registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pembroke, Bermuda, on February 24, 2023.

SIRIUSPOINT LTD.

(Registrant)

By: /s/ Scott Egan\
Name: Scott Egan\
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Yendall and Jimmy Yang, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Scott Egan Scott Egan	Chief Executive Officer (Principal Executive Officer) and Director	February 24, 2023
/s/ Stephen Yendall Stephen Yendall	Chief Financial Officer (Principal Financial Officer)	February 24, 2023
/s/ Anthony L. LeHan Anthony L. LeHan	Chief Accounting Officer (Principal Accounting Officer)	February 24, 2023
/s/ Sharon Ludlow Sharon Ludlow	Interim Board Chair and Director	February 24, 2023
/s/ Rafe de la Gueronniere Rafe de la Gueronniere	Director	February 24, 2023
/s/ Gretchen A. Hayes Gretchen A. Hayes	Director	February 24, 2023
/s/ Daniel Loeb Daniel Loeb	Director	February 24, 2023
/s/ Mehdi A. Mahmud Mehdi A. Mahmud	Director	February 24, 2023
/s/ Franklin Montross IV Franklin Montross IV	Director	February 24, 2023
/s/ Jason Robart Jason Robart	Director	February 24, 2023
/s/ Peter Tan Peter Tan	Director	February 24, 2023

SIRIUSPOINT LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

All other schedules and notes specified under Regulation S-X are omitted because they are either not applicable, not required or the information called for therein appears in response to the items in the Consolidated Financial Statements and the related Notes to Consolidated Financial Statements of SiriusPoint Ltd. and its subsidiaries listed on the above index.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SiriusPoint Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of SiriusPoint Ltd. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholders' equity and of cash flows for the years then ended, including the related notes and schedules of condensed financial information of registrant, supplementary insurance information, and supplementary information for property-casualty insurance operations as of December 31, 2022 and 2021 and for the years then ended, reinsurance for the years ended December 31, 2022 and 2021, and summary of investments - other than investments in related parties as of December 31, 2022 appearing on the F pages listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Loss and Loss Adjustment Expense Reserves

As described in Notes 2 and 12 to the consolidated financial statements, the Company's loss and loss adjustment expense reserves as of December 31, 2022 were $5,268.7 million. Loss and loss adjustment expense reserves are established by management based on actuarially determined estimates of ultimate loss and loss adjustment expenses. Inherent in the estimate of ultimate loss and loss adjustment expenses are expected trends in claim severity and frequency and other factors that may vary significantly as claims are settled. As disclosed by management, the uncertainties are primarily due to the lapse of time to receive the reporting of the claims and the ultimate settlement of the claims; the diversity of development patterns among different lines of business; and the reliance on cedents, managing general underwriters, and brokers for information regarding claims. Management applies judgment and uses several actuarial methods to perform the Company's loss reserve analysis, which include the expected loss ratio method, paid loss development method, incurred loss development method, and Bornhuetter-Ferguson paid and incurred loss methods. Use of these methods involves key assumptions, including expected loss ratios and paid and incurred loss development factors. Key to the projection of ultimate loss is the selection and weighting of the actuarial methods.

The principal considerations for our determination that performing procedures relating to valuation of loss and loss adjustment expense reserves is a critical audit matter are (i) the significant judgment by management when developing the estimate; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the significant assumptions related to the expected loss ratios, paid and incurred loss development factors, and the selection and weighting of the actuarial methods (collectively, the "significant assumptions"); and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of loss and loss adjustment expense reserves for certain lines of business, including controls over the development of the significant assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in (i) developing an independent estimate for certain lines of business of the loss and loss adjustment expense reserves, and comparing this independent estimate to management's actuarially determined reserves; and (ii) for certain lines of business, testing management's process for estimating loss and loss adjustment expense reserves by evaluating the appropriateness of management's actuarial reserving methods and the reasonableness of the significant assumptions. Developing an independent estimate and testing management's process also involved testing the completeness and accuracy of data provided by management.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 24, 2023

We have served as the Company's auditor since 2021.

Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors
SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SiriusPoint Ltd. (the Company) as of December 31, 2020, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the year ended December 31, 2020, and the related notes and financial statement schedules listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Policy

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for assumed gross premiums written effective January 1, 2021, with retrospective application to all periods presented.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young Ltd.

We have served as the Company's auditor from 2012 to 2020.

Hamilton, Bermuda
February 23, 2021, except for Notes 2, 4, 12 and 13 as to which the date is June 17, 2021 and for Note 4, Schedule II and Schedule III as to which the date is March 1, 2022.

SIRIUSPOINT LTD.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021
(expressed in millions of U.S. dollars, except per share and share amounts)

	December 31, 2022	December 31, 2021
Assets		
Debt securities, available for sale, at fair value, net of allowance for credit losses of $0.0 (2021 - N/A) (cost - $2,678.1; 2021 - N/A)	$ 2,635.5	$ —
Debt securities, trading, at fair value (cost - $1,630.1; 2021 - $2,099.3)	1,526.0	2,085.6
Short-term investments, at fair value (cost - $984.5; 2021 - $1,076.0)	984.6	1,075.8
Investments in related party investment funds, at fair value	128.8	909.6
Other long-term investments, at fair value (cost - $392.0; 2021 - $443.0) (includes related party investments at fair value of $201.2 (2021 - $258.2))	377.2	456.1
Equity securities, trading, at fair value (cost - $1.8; 2021 - $4.5)	1.6	2.8
Total investments	5,653.7	4,529.9
Cash and cash equivalents	705.3	999.8
Restricted cash and cash equivalents	208.4	948.6
Redemption receivable from related party investment fund	18.5	250.0
Due from brokers	4.9	15.9
Interest and dividends receivable	26.7	8.3
Insurance and reinsurance balances receivable, net	1,876.9	1,708.2
Deferred acquisition costs and value of business acquired, net	294.9	218.8
Unearned premiums ceded	348.8	242.8
Loss and loss adjustment expenses recoverable, net	1,376.2	1,215.3
Deferred tax asset	200.3	182.0
Intangible assets	163.8	171.9
Other assets	157.9	126.8
Total assets	$ 11,036.3	$ 10,618.3
Liabilities		
Loss and loss adjustment expense reserves	$ 5,268.7	$ 4,841.4
Unearned premium reserves	1,521.1	1,198.4
Reinsurance balances payable	813.6	688.3
Deposit liabilities	140.5	150.7
Securities sold, not yet purchased, at fair value	27.0	—
Securities sold under an agreement to repurchase	18.0	—
Due to brokers	—	6.5
Accounts payable, accrued expenses and other liabilities	266.6	229.8
Deferred tax liability	59.8	95.4
Liability-classified capital instruments	60.4	87.8
Debt	778.0	816.7
Total liabilities	8,953.7	8,115.0
Commitments and contingent liabilities		
Shareholders' equity		
Series B preference shares (par value $0.10; authorized and issued: 8,000,000)	200.0	200.0
Common shares (issued and outstanding: 162,177,653; 2021 - 161,929,777)	16.2	16.2
Additional paid-in capital	1,641.3	1,622.7
Retained earnings	262.2	665.0
Accumulated other comprehensive loss, net of tax	(45.0)	(0.2)
Shareholders' equity attributable to SiriusPoint shareholders	2,074.7	2,503.7
Noncontrolling interests	7.9	(0.4)
Total shareholders' equity	2,082.6	2,503.3
Total liabilities, noncontrolling interests and shareholders' equity	$ 11,036.3	$ 10,618.3

**The accompanying Notes to the Consolidated Financial Statements are
an integral part of the Consolidated Financial Statements.**

SIRIUSPOINT LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
For the years ended December 31, 2022, 2021 and 2020
(expressed in millions of U.S. dollars, except per share and share amounts)

	2022	2021	2020
Revenues			
Net premiums earned	$ 2,318.1	$ 1,717.0	$ 610.8
Net realized and unrealized investment gains (losses)	(225.5)	(16.9)	69.2
Net realized and unrealized investment gains (losses) from related party investment funds	(210.5)	304.0	195.0
Net investment income	113.3	25.4	14.7
Net realized and unrealized investment gains (losses) and net investment income	(322.7)	312.5	278.9
Other revenues	110.2	151.2	—
Total revenues	2,105.6	2,180.7	889.7
Expenses			
Loss and loss adjustment expenses incurred, net	1,588.4	1,326.5	465.3
Acquisition costs, net	461.9	387.8	187.1
Other underwriting expenses	184.5	158.8	30.1
Net corporate and other expenses	312.8	266.6	41.9
Intangible asset amortization	8.1	5.9	—
Interest expense	38.6	34.0	8.2
Foreign exchange (gains) losses	(66.0)	(44.0)	5.2
Total expenses	2,528.3	2,135.6	737.8
Income (loss) before income tax (expense) benefit	(422.7)	45.1	151.9
Income tax (expense) benefit	36.7	10.7	(8.1)
Net income (loss)	(386.0)	55.8	143.8
Net (income) loss attributable to noncontrolling interests	(0.8)	2.3	(0.3)
Net income (loss) available to SiriusPoint	(386.8)	58.1	143.5
Dividends on Series B preference shares	(16.0)	(13.5)	—
Net income (loss) available to SiriusPoint common shareholders	$ (402.8)	$ 44.6	$ 143.5
Earnings (loss) per share available to SiriusPoint common shareholders			
Basic earnings (loss) per share available to SiriusPoint common shareholders	$ (2.51)	$ 0.28	$ 1.54
Diluted earnings (loss) per share available to SiriusPoint common shareholders	$ (2.51)	$ 0.27	$ 1.53
Weighted average number of common shares used in the determination of earnings (loss) per share			
Basic	160,228,588	148,667,770	92,510,090
Diluted	160,228,588	150,156,466	92,957,799

The accompanying Notes to the Consolidated Financial Statements are
an integral part of the Consolidated Financial Statements.

SIRIUSPOINT LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2022, 2021 and 2020
(expressed in millions of U.S. dollars)

		2022		2021		2020
Comprehensive income (loss)						
Net income (loss)	$	(386.0)	$	55.8	$	143.8
Other comprehensive loss, net of tax						
Change in foreign currency translation		(5.0)		(0.2)		—
Unrealized losses from debt securities held as available for sale investments		(42.5)		—		—
Reclassifications from accumulated other comprehensive income		2.7		—		—
Total other comprehensive loss		(44.8)		(0.2)		—
Comprehensive income (loss)		(430.8)		55.6		143.8
Net (income) loss attributable to noncontrolling interests		(0.8)		2.3		(0.3)
Comprehensive income (loss) available to SiriusPoint	$	(431.6)	$	57.9	$	143.5

The accompanying Notes to the Consolidated Financial Statements are
an integral part of the Consolidated Financial Statements.

SIRIUSPOINT LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2022, 2021 and 2020
(expressed in millions of U.S. dollars)

	2022	2021	2020
Series B preference shares			
Balance, beginning of period	$ 200.0	$ —	$ —
Issuance of preference shares, net	—	200.0	—
Balance, end of period	200.0	200.0	—
Common shares			
Balance, beginning of period	16.2	9.6	9.5
Issuance of common shares, net	0.1	0.2	0.1
Issuance of common shares for Sirius Group acquisition	—	5.8	—
Issuance of common shares to related party	—	0.6	—
Common shares repurchased and retired	(0.1)	—	—
Balance, end of period	16.2	16.2	9.6
Additional paid-in capital			
Balance, beginning of period	1,622.7	933.9	927.7
Issuance of common shares, net	—	2.8	(0.4)
Acquisition of Sirius Group	—	589.7	—
Issuance of common shares to related party	—	48.0	—
Share compensation	23.5	48.3	6.6
Common shares repurchased and retired	(4.9)	—	—
Balance, end of period	1,641.3	1,622.7	933.9
Retained earnings			
Balance, beginning of period	665.0	620.4	476.9
Net income (loss)	(386.0)	55.8	143.8
Net (income) loss attributable to noncontrolling interests	(0.8)	2.3	(0.3)
Dividends on preference shares	(16.0)	(13.5)	—
Balance, end of year	262.2	665.0	620.4
Accumulated other comprehensive loss, net of tax			
Balance, beginning of period	(0.2)	—	—
Net change in foreign currency translation adjustment			
Balance, beginning of period	(0.2)	—	—
Net change in foreign currency translation adjustment	(5.0)	(0.2)	—
Balance, end of period	(5.2)	(0.2)	—
Unrealized gains (losses) from debt securities held as available for sale investments			
Balance, beginning of period	—	—	—
Unrealized gains (losses) from debt securities held as available for sale investments	(42.5)	—	—
Reclassifications from accumulated other comprehensive income	2.7	—	—
Balance, end of period	(39.8)	—	—
Balance, end of period	(45.0)	(0.2)	—
Shareholders' equity attributable to SiriusPoint shareholders	2,074.7	2,503.7	1,563.9
Noncontrolling interests	7.9	(0.4)	1.4
Total shareholders' equity	$ 2,082.6	$ 2,503.3	$ 1,565.3

The accompanying Notes to the Consolidated Financial Statements are
an integral part of the Consolidated Financial Statements.

SIRIUSPOINT LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022, 2021 and 2020
(expressed in millions of U.S. dollars)

		2022		2021		2020
Operating activities						
Net income (loss)	$	(386.0)	$	55.8	$	143.8
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Share compensation		30.5		11.4		6.6
Net realized and unrealized (gain) loss on investments and derivatives		207.6		3.0		(62.5)
Net realized and unrealized (gain) loss on investment in related party investment funds		210.5		(304.0)		(195.0)
Other revenues		(27.4)		(100.1)		—
Gain from sale of consolidated subsidiary		—		(5.8)		—
Amortization of premium and accretion of discount, net		(17.2)		9.5		(3.8)
Amortization of intangible assets		8.1		5.9		—
Depreciation and other amortization		5.8		6.1		—
Other items, net		(33.8)		(22.6)		6.1
Changes in assets and liabilities:						
Insurance and reinsurance balances receivable, net		(164.7)		(48.3)		38.6
Deferred acquisition costs and value of business acquired, net		(76.1)		(2.3)		23.6
Unearned premiums ceded		(106.0)		(33.3)		(17.3)
Loss and loss adjustment expenses recoverable, net		(160.9)		(390.2)		(8.9)
Deferred tax asset/liability		(53.9)		(44.8)		7.9
Other assets		(36.9)		34.8		(4.6)
Interest and dividends receivable		(18.4)		0.6		1.3
Loss and loss adjustment expense reserves		427.3		614.8		190.3
Unearned premium reserves		322.7		13.6		(51.3)
Reinsurance balances payable		125.3		223.0		1.8
Accounts payable, accrued expenses and other liabilities		36.8		(25.5)		(3.3)
Net cash provided by operating activities		293.3		1.6		73.3
Investing activities						
Proceeds from redemptions from related party investment funds		741.8		200.0		—
Purchases of investments		(6,161.3)		(3,409.6)		(431.2)
Proceeds from sales and maturities of investments		4,110.7		2,687.9		532.2
Change in due to/from brokers, net		4.5		77.9		(95.0)
Acquisition of Sirius Group, net (cash and restricted cash acquired of $740.3)		—		631.9		—
Proceeds from sale of consolidated subsidiary, net of cash sold		—		20.5		—
Net cash provided by (used in) investing activities		(1,304.3)		208.6		6.0
Financing activities						
Proceeds from issuance of SiriusPoint common shares, net of costs		—		50.8		—
Taxes paid on withholding shares		(7.1)		(0.5)		(0.3)
Purchases of SiriusPoint common shares under share repurchase program		(5.0)		—		—
Proceeds from loans under an agreement to repurchase		17.6		—		—
Cash dividends paid to preference shareholders		(16.0)		(12.2)		—
Net payments on deposit liability contracts		(14.0)		(14.0)		(20.2)
Change in total noncontrolling interests, net		0.8		0.2		1.1
Net cash provided by (used in) financing activities		(23.7)		24.3		(19.4)
Net increase (decrease) in cash, cash equivalents and restricted cash		(1,034.7)		234.5		59.9
Cash, cash equivalents and restricted cash at beginning of year		1,948.4		1,713.9		1,654.0
Cash, cash equivalents and restricted cash at end of year	$	913.7	$	1,948.4	$	1,713.9
Supplementary information						
Interest paid in cash	$	39.2	$	39.3	$	8.3
Income taxes paid (received) in cash	$	(2.2)	$	14.7	$	0.1

The accompanying Notes to the Consolidated Financial Statements are
an integral part of the Consolidated Financial Statements.

SiriusPoint Ltd.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

1.   Organization

SiriusPoint Ltd. (together with its consolidated subsidiaries, "SiriusPoint" or the "Company") was incorporated under the laws of Bermuda on October 6, 2011. Through its subsidiaries, the Company is a provider of global multi-line reinsurance and insurance products and services.

On February 26, 2021, the Company completed the acquisition of Sirius International Insurance Group, Ltd. ("Sirius" or "Sirius Group") and changed its name from Third Point Reinsurance Ltd. to SiriusPoint Ltd. ("SiriusPoint"). The results of operations and cash flows of Sirius Group are included from the acquisition date of February 26, 2021 forward. All references to SiriusPoint throughout this Form 10-K for periods prior to the acquisition date refer to legacy Third Point Reinsurance Ltd., unless otherwise indicated. For additional information, see Note 3 to our consolidated financial statements.

These consolidated financial statements include the results of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated.

Tabular amounts are in U.S. Dollars in millions, except share amounts, unless otherwise noted.

2.   Significant accounting policies

The following is a summary of the significant accounting and reporting policies adopted by the Company:

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The major estimates reflected in the Company's consolidated financial statements include, but are not limited to, the loss and loss adjustment expense reserves, estimates of written and earned premiums and fair value of financial instruments.

Business combinations and intangible assets

The Company accounts for business combinations in accordance with Accounting Standards Codification ("ASC") Topic 805 *Business Combinations*, and intangible assets that arise from business combinations in accordance with ASC Topic 350 *Intangibles – Goodwill and Other*.

The difference between the fair value of net assets acquired and the purchase price is recorded as a bargain purchase gain in other revenues in the consolidated statements of income (loss).

Intangible assets arising from our business acquisitions are classified as either finite or indefinite-lived intangible assets. Finite-lived intangible assets are amortized over their useful lives with the amortization expense being recognized in the consolidated statements of income (loss). The amortization periods approximate the period over which the Company expects to generate future net cash inflows from the use of these assets. All of these assets are subject to impairment testing for the impairment or disposal of long-lived assets when events or conditions indicate that the carrying value of an asset may not be fully recoverable from future cash flows. Indefinite-lived intangible assets are however not subject to amortization. The carrying values of intangible assets are reviewed for indicators of impairment at least annually. The Company initially evaluates indefinite-lived intangible assets using a qualitative approach to determine whether it is more likely than not that the fair value is greater than its carrying value. If the results of the qualitative evaluation indicate that it is more likely than not that the carrying value exceeds its fair value, the Company performs the quantitative test for impairment. If indefinite-lived intangible assets are impaired, such assets are written down to their fair values with the related expense recognized in the consolidated statements of income (loss).

Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash held in banks and other short-term, highly liquid investments with original maturity dates of ninety days or less.

Restricted cash and cash equivalents consist of cash held in trust accounts securing obligations under certain reinsurance contracts and cash held in trust accounts securing letters of credit issued under credit facilities.

Premium revenue recognition

Effective January 1, 2021, the Company changed its accounting policy for assumed written premiums. Previously, the Company estimated ultimate premium written for the entire contract period and recorded this estimate at inception of the contract. For contracts where the full premium written was not estimable at inception, the Company recorded premium written for the portion of the contract period for which the amount was estimable.

The Company changed its accounting policy to recognize premiums written ratably over the term of the related policy or reinsurance treaty consistent with the timing of when the ceding company has recognized the written premiums. Premiums written include amounts reported by brokers and ceding companies, supplemented by the Company's own estimates of premiums where reports have not been received. The determination of premium estimates requires a review of the Company's experience with the ceding companies, managing general underwriters, familiarity with each market, the timing of the reported information, an analysis and understanding of the characteristics of each class of business and management's judgment of the impact of various factors, including premium or loss trends, on the volume of business written and ceded to the Company. On an ongoing basis, the Company's underwriters review the amounts reported by these third parties for reasonableness based on their experience and knowledge of the subject class of business, taking into account the Company's historical experience with the brokers or ceding companies. Changes in premium estimates are expected and may result in adjustments in any reporting period. Any subsequent adjustments arising on such estimates are recorded in the period in which they are determined.

The change in policy has been made because it is management's opinion that the revised policy reflects the timing of when premiums are written by the cedent and reduces estimation uncertainty regarding the assets and liabilities recorded.

The following tables provide a summary of the retrospective impact from the change in accounting policy on the Company's consolidated financial statements:

Consolidated statement of income

	Year ended December 31, 2020		
	As previously reported	Adjustment	As adjusted
Gross premiums written	$ 588.0	$ 0.5	$ 588.5
Gross premiums ceded	(39.7)	(6.6)	(46.3)
Net premiums written	548.3	(6.1)	542.2
Change in net unearned premium reserves	62.5	6.1	68.6
Net premiums earned	$ 610.8	$ —	$ 610.8
Net income available to SiriusPoint common shareholders	$ 143.5	$ —	$ 143.5

Consolidated statement of cash flow

	Year ended December 31, 2020		
	As previously reported	Adjustment	As adjusted
Insurance and reinsurance balances receivable, net	$ 38.8	$ (0.2)	$ 38.6
Deferred acquisition costs and value of business acquired, net	20.4	3.2	23.6
Unearned premiums ceded	(10.7)	(6.6)	(17.3)
Unearned premium reserves	(51.8)	0.5	(51.3)
Reinsurance balances payable	(1.3)	3.1	1.8
Net cash provided by operating activities	$ 73.3	$ —	$ 73.3

The change in accounting policy had no impact on the previously reported net income (loss) or shareholders' equity attributable to SiriusPoint shareholders.

Premiums for retroactive exposures in reinsurance contracts are earned at the inception of the contract, as all of the underlying loss events covered by these exposures occurred in the past. If the estimated loss and loss adjustment expense reserve differs from the premium received at inception of a retroactive reinsurance contract, the resulting difference is deferred and recognized over the estimated claim payment period of the related contract with the periodic amortization reflected in earnings as a component of loss and loss adjustment expenses incurred.

Unearned premiums represent the portion of premiums written that relate to the remaining term of the underlying policies in force.

Reinsurance premiums ceded

The Company reduces the risk of losses on business written by reinsuring certain risks and exposures with other reinsurers. The Company remains liable to the extent that any retrocessionaire fails to meet its obligations and to the extent that the Company does not hold sufficient security for their unpaid obligations. Ceded premiums are written during the period in which the risks incept and are earned over the contract period in proportion to the period of risk covered. Unearned premiums ceded consist of the unexpired portion of insurance and reinsurance ceded.

Funds held

Funds held by ceding companies represent amounts due to the Company in connection with certain assumed reinsurance agreements in which the ceding company retains a portion of the premium to provide security against future loss payments. The funds held by ceding companies are generally invested by the ceding company and a contractually agreed interest amount is credited to the Company and recognized as investment income. These amounts are included in insurance and reinsurance balances receivable, net on the consolidated balance sheets.

Funds held under reinsurance treaties represent contractual payments due from the Company that have been retained to secure such obligations. These amounts are included in reinsurance balances payable on the consolidated balance sheets.

Reinsurance

Reinsurance recoverables include claims we paid and estimates of unpaid losses and loss adjustment expenses that are subject to reimbursement under reinsurance and retrocessional contracts. The method for determining reinsurance recoverables for unpaid losses and loss adjustment expenses involves reviewing actuarial estimates of gross unpaid losses and loss adjustment expenses to determine our ability to cede unpaid losses and loss adjustment expenses under our existing reinsurance contracts. This method is continually reviewed and updated and any resulting adjustments are reflected in earnings in the period identified. Reinsurance premiums, commissions and expense reimbursements are accounted for on a basis consistent with those used in accounting for the original policies issued and the term of the reinsurance contracts. Amounts recoverable from reinsurers for losses and loss adjustment expenses for which the Company has not been relieved of its legal obligations to the policyholder are reported as assets.

Deferred acquisition costs

Deferred acquisition costs consist of commissions, brokerage expenses, excise taxes and other costs which are directly attributable to the successful acquisition or renewal of contracts and vary with the production of business. These costs are deferred and amortized over the period in which the related premiums are earned. Amortization of deferred acquisition costs are shown net of contractual commissions earned on reinsurance ceded within acquisition expenses, net in the consolidated statements of net income (loss).

Acquisition costs also include profit commissions which are calculated and accrued based on the expected loss experience for contracts and recorded when the current loss estimate indicates that a profit commission is probable under the contract terms.

As a result of the Sirius Group acquisition, a value of business acquired ("VOBA") intangible asset was established. VOBA represents the expected future losses and expenses associated with the policies and contracts that were in-force as of the closing date of the transaction compared to the future premium remaining expected to be earned. The difference between the risk-adjusted future loss and expenses, discounted to present value, and the unearned premium reserve was estimated to be the VOBA. Amortization of VOBA is recorded in acquisition costs, net in the consolidated statements of net income (loss) and the VOBA related asset is included in deferred acquisition costs and value of business acquired, net on the consolidated balance sheets. As of December 31, 2022, VOBA was fully amortized and therefore had no carrying value.

The Company evaluates the recoverability of deferred acquisition costs by determining if the sum of expected loss and loss adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance costs exceeds related unearned premiums and anticipated investment income. If a loss is probable on the unexpired portion of contracts in force, a premium deficiency loss is recognized. As of December 31, 2022, deferred acquisition costs are considered to be fully recoverable and no premium deficiency has been recorded.

Loss and loss adjustment expense reserves

The Company's loss and loss adjustment expense reserves include case reserves, reserves for losses incurred but not yet reported ("IBNR reserves") and deferred gains on retroactive reinsurance contracts. Case reserves are established for losses that have been reported, but not yet paid. IBNR reserves represent the estimated loss and loss adjustment expenses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future development on loss and loss adjustment expenses that are known to the insurer or reinsurer. IBNR reserves are established by management based on actuarially determined estimates of ultimate loss and loss adjustment expenses.

Inherent in the estimate of ultimate loss and loss adjustment expenses are expected trends in claim severity and frequency and other factors that may vary significantly as claims are settled. Accordingly, ultimate loss and loss adjustment expenses may differ materially from the amounts recorded in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in the consolidated statements of income (loss) in the period in which they become known.

Deposit liabilities

Certain contracts do not transfer sufficient insurance risk to be deemed reinsurance contracts and are accounted for using the deposit method of accounting. Management exercises judgment in determining whether contracts transfer sufficient risk to be accounted for as reinsurance contracts. Using the deposit method of accounting, a deposit liability, rather than written premium, is initially recorded based upon the consideration received less any explicitly identified premiums or fees. In subsequent periods, the deposit liability is adjusted by calculating the effective yield on the deposit to reflect actual payments to date and future expected payments. In some cases, the effective yield on the contract may be negative, which will result in the recognition of other income. Fixed interest credits on deposit accounted contracts are included in net corporate and other expenses in the consolidated statements of net income (loss).

Fair value measurement

The Company determines the fair value of financial instruments in accordance with current accounting guidance, which defines fair value and establishes a three level fair value hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Fair value is defined as the price that the Company would receive to sell an asset or would pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the estimated fair value of each individual security utilizing the highest level inputs available. Refer to Note 6 for additional information.

Investments

Short-term investments

Short-term investments consist of U.S. treasury bills, certificates of deposit and other securities, which, at the time of purchase, mature within a period of greater than three months but less than one year. Short-term investments are classified as trading securities, carried at fair value and disclosed as a separate line item in the consolidated balance sheets.

Debt Securities

The Company's investments are classified as either trading securities or available for sale ("AFS"). Trading securities are carried at fair value with changes in fair value included in earnings in the consolidated statements of income (loss). AFS securities are held at fair value, net of an allowance for credit losses, and any decline in fair value that is believed to arise from factors other than credit is recorded as a separate component of accumulated other comprehensive income (loss) in the consolidated statement of shareholders' equity. The Company has elected to classify debt securities, other than short-term investments, purchased on or after April 1, 2022 as AFS.

The fair value of the Company's investments are based on quoted market prices, or when such prices are not available, by reference to broker or underwriter bid indications, industry recognized pricing vendors, and/or internal pricing valuation techniques. Investment transactions are recorded on a trade date basis with balances pending settlement included in due to/from brokers in the consolidated balance sheets.

Realized gains and losses are determined using cost calculated on a specific identification basis and are reported pre-tax in revenues. Dividends are recorded on the ex-dividend date. Income and expenses are recorded on the accrual basis including interest and premiums amortized and discounts accreted.

Other long-term investments

Other long-term investments consist primarily of hedge funds, private equity funds, and strategic investments. The fair values of hedge funds and private equity funds that produce net asset value ("NAV") are generally recorded based upon the Company's proportionate interest in the underlying fund's NAV, which is deemed to approximate fair value or the equity method where applicable. In addition, due to a lag in reporting, some of the fund managers, fund administrators or both, are unable to provide final fund valuations as of the Company's reporting date. In these circumstances and where the fair value option is elected, the Company uses all credible information available to estimate fair value. This includes utilizing preliminary estimates reported by its fund managers and using information that is available to the Company with respect to the underlying investments, as necessary. The changes in fair value are reported in pre-tax revenues in net realized and unrealized investment gains (losses). Actual final fund valuations may differ from the Company's estimates and these differences are recorded in the period they become known as a change in estimates.

Other long-term investments include certain strategic investments that are carried at fair value, using the equity method or the cost adjusted for market observable events less impairment method. For strategic investments carried at fair value, management uses commonly accepted valuation methods (i.e., income approach, market approach). Where appropriate to utilize equity method, the Company recognizes its share of the investees' income in net realized and unrealized investment gains (losses). Where criteria to be accounted for under the equity method is not met, we have elected to value our strategic investments at the cost adjusted for market observable events less impairment method, a measurement alternative in which the investment is measured at cost and remeasured to fair value when determined to be impaired or upon observable transactions prices becoming available. See Note 9 for additional information.

Investments in related party investment funds

The Company invests in Third Point Enhanced LP ("TP Enhanced Fund"), Third Point Venture Offshore Fund I LP ("TP Venture Fund") and Third Point Venture Offshore Fund II LP ("TP Venture Fund II") (collectively, the "Related Party Investment Funds"), which are related party investment funds. The Company's investments in the funds are stated at their fair value, that generally represents the Company's proportionate interest in the funds as reported by the fund based on the NAV provided by the fund administrator. Increases or decreases in such fair value are recorded within net realized and unrealized investment gains (losses) from related party investment funds in the Company's consolidated statements of income (loss). The Company records contributions and withdrawals related to its investments in the funds on the transaction date.

Derivative financial instruments

The Company holds derivative contracts to manage credit risk, interest rate risk, currency exchange risk and other exposure risks. The Company uses derivatives in connection with its risk-management activities to economically hedge certain risks and to gain exposure to certain investments. The utilization of derivative contracts also allows for an efficient means by which to trade certain asset classes.

Fair values of derivatives are determined by using quoted market prices, industry recognized pricing vendors and counterparty quotes when available; otherwise fair values were based on pricing models that consider the time value of money, volatility and the current market and contractual prices of underlying financial instruments.

Share-based compensation

The Company accounts for its share-based compensation transactions using the fair value of the award at the grant date and accounts for forfeitures when they occur. Determining the fair value of share purchase options at the grant date requires estimation and judgment. The Company uses an option-pricing model (Black-Scholes) to calculate the fair value of share purchase options and used a simplified method to develop the estimate of expected term, where appropriate.

For share-based compensation awards that contain both a service and performance condition, the Company recognizes compensation expense only for the portion of the award that is considered probable of vesting. Fair value of share-based compensation awards considered probable of vesting are expensed over the requisite service period. The probability of share-based awards vesting is evaluated at each reporting period. Share-based compensation awards that contain only service condition and share purchase options are expensed ratably over the requisite service period.

Defined benefit plans

Certain SiriusPoint employees in Europe participate in defined benefit plans. The liability for the defined benefit plans that is reported on the consolidated balance sheets is the current value of the defined benefit obligation at the end of the period, reduced by the fair value of the plan's assets, with adjustments for actuarial gains and losses. The defined benefit pension plan obligation is calculated annually by independent actuaries. The current value of the defined benefit obligation is determined through discounting of expected future cash flows, using interest rates determined by current market interest rates. The service costs and actuarial gains and losses on the defined benefit obligation and the fair value on the plan assets are recognized in the consolidated statements of income (loss).

Debt offering costs

Costs incurred in issuing debt, which includes underwriters' fees, legal and accounting fees, printing and other fees are capitalized and presented as a direct deduction from the principal amount of notes payable in the consolidated balance sheets. These costs are amortized over the term of the debt and are included in interest expense in the consolidated statements of income (loss).

Other underwriting expenses and Net corporate and other expenses

Other underwriting expenses primarily consist of general and administrative expenses and other operating income and expenses associated with underwriting activities. Other underwriting expenses are also comprised of expenses relating to interest crediting features in certain reinsurance contracts and changes in fair value of reinsurance contracts accounted for as derivatives. Variable and fixed interest crediting features are calculated on funds transferred to the Company where interest is credited based on actual cash received into a notional experience account. The ceding company can typically elect to commute at specific points in time in exchange for the amounts held in the notional experience account. For those contracts that contain variable interest crediting features, actual investment returns realized by the Company are included in the calculation, which can increase the overall effective interest crediting rate on those contracts. Variable interest credit features are accounted for as embedded derivatives. Fixed interest credits on reinsurance contracts are included in other underwriting expenses in the consolidated statements of income (loss).

Net corporate and other expenses include services expenses, costs associated with operating as a publicly-traded company, non-underwriting activities, including service fee expenses from our MGA subsidiaries, and current expected credit losses ("CECL") from our insurance and reinsurance balances receivable and loss and loss adjustment expenses recoverable and severance charges.

Foreign currency exchange

The U.S. dollar is the functional currency for the Company's businesses except for the Canadian reinsurance operations of SiriusPoint America Insurance Company. The Company invests in securities denominated in foreign currencies. Assets and liabilities recorded in these foreign currencies are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated using the average exchange rates for the period. Net foreign exchange gains and losses arising from the translation of functional currencies are reported in shareholders' equity, in accumulated other comprehensive loss. As of December 31, 2022, the Company had net unrealized foreign currency translation losses of $5.0 million recorded in accumulated other comprehensive loss on its consolidated balance sheet.

For non functional currencies, the resulting exchange gains and losses are reported as a component of net income (loss) in the period in which they arise within net realized and unrealized investment gains (losses) and net foreign exchange gains (losses).

Federal and foreign income taxes

The Company provides for income taxes for its operations in income tax paying jurisdictions. The Company's provision relies on estimates and interpretations of currently enacted tax laws.

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all, or some portion, of the benefits related to deferred tax assets will not be realized. Any adjustments to deferred income taxes are accounted for as changes in estimates and are reflected in the consolidated statements of income (loss) in the year in which they are made. Adjustments could be material and could significantly impact earnings in the year they are recorded.

Variable and voting interest entities

We evaluate our investments to determine whether those investments are variable interest entities ("VIEs") or voting interest entities ("VOEs") and whether consolidation is required. The Company consolidates the results of operations and financial position of all VOEs in which it has a controlling financial interest and VIEs in which it is considered to be the primary beneficiary. The consolidation assessment, including the determination as to whether an entity qualifies as a VOE or VIE, depends on the facts and circumstances surrounding each entity.

VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not substantively participate in the gains and losses of the entity. Consolidation of a VIE by its primary beneficiary is not based on majority voting interest, but is based on other criteria discussed below.

FASB ASC Topic 810 Consolidation requires the consolidation of all VIEs by the primary beneficiary, that being the investor that has the power to direct the activities of the VIE and that will absorb a portion of the VIE's expected losses or residual returns that could potentially be significant to the VIE. For VIEs the Company determines it has a variable interest in, it determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (ii) the VIE's capital structure; (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE; (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; and (vi) related party relationships. The Company reassesses its initial determination of whether the Company is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Company's assessment.

Noncontrolling interests

The Company consolidates the results of entities in which it has a controlling financial interest. Noncontrolling interests are presented as a separate line within shareholders' equity in the consolidated balance sheets. The Company records the portion of net (income) loss attributable to noncontrolling interests as a separate line within the consolidated statements of income (loss).

Earnings per share

Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. The weighted average number of common shares excludes any dilutive effect of outstanding warrants, options and unvested restricted shares. Diluted earnings per share is based on the weighted average number of common shares and participating securities outstanding and includes any dilutive effects of warrants, options and unvested restricted shares under share plans and are determined using the treasury stock method. U.S. GAAP requires that unvested share awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid (referred to as "participating securities"), be treated in the same manner as outstanding shares for earnings per share calculations. The Company treats certain of its unvested restricted shares as participating securities. In the event of a net loss, all participating securities, outstanding warrants, options and restricted shares are excluded from both basic and diluted loss per share since their inclusion would be anti-dilutive.

Leases

Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The Company does not have any leases classified as finance leases. For its operating leases, the Company recognizes lease assets and liabilities on the balance sheet, with the exception of leases with an original term of 12 months or less. Lease assets and liabilities are initially recognized and measured based on the present value of the lease payments.

Segment information

Under U.S. GAAP, operating segments are based on the internal information that management uses for allocating resources and assessing performance of the Company. The Company manages its business on the basis of two operating segments: Reinsurance and Insurance & Services.

Liability-classified capital instruments

As part of the consideration transferred in the acquisition of Sirius Group, the Company issued various instruments that were classified as liabilities based on their terms, notably the settlement features for each and any potential adjustments to the exercise price for the warrants issued. Liability-classified capital instruments reported in the consolidated balance sheets include Series A preference shares, Merger Warrants, Private Warrants, Sirius Group Public Warrants, Upside Rights and Contingent Value Rights. See Note 3 for additional information on each of these instruments. The liability-classified capital instruments are carried at fair value with changes in fair value included in other revenues in the consolidated statements of income (loss).

Recent accounting pronouncements

Recently Issued Accounting Standards Not Yet Adopted

In June 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions ("ASU 2022-03"). The amendment clarifies the guidance in Topic 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and requires specific disclosures related to such an equity security. ASU 2022-03 is effective for public business entities for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. This new pronouncement is not expected to have a material impact on the Company's consolidated financial statements.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. These reclassifications had no impact on the previously reported net income (loss) or shareholders' equity attributable to SiriusPoint shareholders.

3. Acquisition of Sirius Group

Overview

On February 26, 2021, the Company completed its acquisition of Sirius Group. Prior to the closing of the acquisition, Sirius Group was a publicly listed company and traded on the Nasdaq Global Select Market under the symbol "SG". Sirius Group, through its wholly owned subsidiaries, provides multi-line insurance and reinsurance on a worldwide basis. The acquisition of Sirius Group is expected to benefit the Company through expanded underwriting capabilities, geographic footprint and product offerings.

Pursuant to the terms of the acquisition, each common share, par value $0.01 per share, of Sirius Group (each, a "Sirius Share") that was issued and outstanding immediately prior to the closing date of the acquisition was canceled and converted into the right to receive one of the following three consideration options at the shareholder's election:

- $9.50 in cash;

- a combination of common shares, par value $0.10 per share, of the Company ("Company shares"), and CVR consideration comprising (1) 0.743 of a Company share and (2) one contractual contingent value right (each, a "CVR"), which represents the right to receive a contingent cash payment, which, taken together with the fraction of the Company share received, guarantee that on the second anniversary of the acquisition, the electing shareholder will have received equity and cash valued at least $13.73 per Sirius Share; should SiriusPoint shares trade at or above $18.50 over any 14 consecutive trading day period up to the second anniversary of the acquisition, the CVR component will be automatically extinguished (4.7 million CVRs were issued under this consideration option); or

- a combination of cash, Company shares, Series A preference shares, warrants and Upside Rights (a "Mixed Election") comprising (1) $0.905 in cash, (2) 0.496 Company shares, (3) 0.106 Series A preference shares, par value $0.10 per share, of the Company (the "Series A preference shares"), (4) 0.190 of a warrant (each, a "Merger warrant") and (5) $0.905 aggregate principal amount of an "upside right" issued by the Company (collectively, the "Upside Rights"). Pursuant to the Company Voting and Support Agreement, CM Bermuda Limited ("CM Bermuda"), whose parent company is CMIG International Holdings Pte. Ltd. ("CMIG International"), made the Mixed Election.

The aggregate consideration for the transaction included the issuance of 58,331,196 SiriusPoint common shares valued at $595.6 million and $100.4 million of cash. In addition to the SiriusPoint common shares and the cash, the aggregate consideration for the transaction also consisted of the issuance of preference shares, warrants, and other contingent value components, as discussed below. The cash consideration portion was funded from available cash resources and $48.6 million from the issuance of SiriusPoint common shares pursuant to the equity commitment letter between the Company, Third Point Opportunities Master Fund Ltd. and Daniel S. Loeb, pursuant to which Third Point Opportunities Master Fund Ltd. committed to purchase up to 9.5% of the Company's shares in connection with closing of the acquisition of Sirius Group.

Series A Preference Shares

On February 26, 2021, certain holders of Sirius Group shares elected to receive Series A preference shares, par value $0.10 per share ("Series A Preference Shares"), with respect to the consideration price of the Sirius Group acquisition. The Company issued 11,720,987 Series A Preference Shares. The Series A Preference Shares rank *pari passu* with the Company's common shares with respect to the payment of dividends or distributions. Each Series A Preference Share has voting power equal to the number of Company shares into which it is convertible, and the Series A Preference Shares and Company shares shall vote together as a single class with respect to any and all matters.

During the year ended December 31, 2022, the Company did not declare or pay dividends to Series A preference shareholders.

Upon the third anniversary of the closing date of the Sirius Group acquisition, the Series A Preference Shares will be subject to a conversion ratio calculation, which will be based on ultimate COVID-19 losses along with other measurement criteria, to convert to the Company's common shares.

Series A preference shares are recorded at fair value in the liability-classified capital instruments line of the consolidated balance sheets. During the year ended December 31, 2022, the Company recorded a gain of $18.6 million from the change in fair value of the Series A preference shares. As of December 31, 2022, the estimated fair value of the Series A preference shares is $1.8 million.

Merger Warrants

On February 26, 2021, the Company issued certain warrants with respect to the consideration price of the Sirius Group acquisition (the "Merger warrants"). As of December 31, 2022, the Company had reserved for issuance common shares underlying warrants to purchase, in the aggregate, up to 21,009,324 common shares, to previous Sirius Group common shareholders.

The Merger warrants are recorded at fair value in the liability-classified capital instruments line of the consolidated balance sheets. During the year ended December 31, 2022, the Company recorded a gain of $17.8 million from the change in fair value of the Merger warrants. As of December 31, 2022, the estimated fair value of the Merger warrants is $14.7 million.

Sirius Group Private Warrants

On February 26, 2021, the Company entered into an assumption agreement pursuant to which the Company agreed to assume all of the warrants issued on November 5, 2018 and November 28, 2018 (the "Private warrants") by Sirius Group to certain counterparties.

The Private warrants are recorded at fair value in the liability-classified capital instruments line of the consolidated balance sheets. During the year ended December 31, 2022, the Company recorded a loss of $1.7 million from the change in fair value of the Private warrants. As of December 31, 2022, the estimated fair value of the Private warrants is $4.9 million.

Sirius Group Public Warrants

Under the merger agreement between Sirius Group and Easterly Acquisition Corporation, each of Easterly's existing issued and outstanding public warrants was converted into a warrant exercisable for Sirius Group common shares ("Sirius Group Public Warrants"). From February 26, 2021, holders of the Sirius Group Public Warrants have the right to receive the merger consideration that the holder of the Sirius Group Public Warrants would have received if such holder had exercised his, her or its warrants immediately prior to February 26, 2021. Because the exercise price of such Sirius Group Public Warrants of $18.89 was greater than the per share merger consideration, no such warrants were exercised prior to the completion of the merger and therefore no merger consideration was paid to holders of such warrants. The Sirius Group Public Warrants are not currently listed on any public exchange and will terminate in accordance with their terms.

The Sirius Group Public Warrants are recorded at fair value in the liability-classified capital instruments line of the consolidated balance sheets. During the year ended December 31, 2022, the Company recorded a gain of $1.1 million from the change in fair value of the Sirius Group Public Warrants. As of December 31, 2022, the Sirius Group Public Warrants had no estimated fair value.

Upside Rights

On February 26, 2021, the Company issued Upside Rights with respect to the consideration price of the Sirius Group acquisition. The Upside Rights expired without any value on February 26, 2022.

Contingent Value Rights

On February 26, 2021, the Company entered into a contingent value rights agreement with respect to the consideration price of the Sirius Group acquisition. The contingent value rights ("CVRs") are recorded at fair value in the liability-classified capital instruments line of the consolidated balance sheets. During the year ended December 31, 2022, the Company recorded a loss of $8.4 million from the change in fair value of the CVRs. As of December 31, 2022, the fair value of the CVRs is $39.0 million. The CVRs became publicly traded on the OTCQX Best Market during the quarter ended June 30, 2021.

Purchase Price

The components of the Company's total purchase price for Sirius Group at February 26, 2021 were as follows:

Cash consideration			
Sirius Group shares acquired for cash		$	100.4
Common Shares			
Common Shares issued by SiriusPoint	58,331,196		
SiriusPoint share price as of February 26, 2021	$ 10.21		595.6
Preference Shares			
Series A Preference Shares issued, at fair value			40.8
Series B Preference Shares issued, at fair value [(1)]			200.0
Warrants			
Merger warrants issued, at fair value			53.4
Private warrants issued, at fair value			7.3
Sirius Group Public Warrants, at fair value			2.6
Upside Rights			
Upside Rights issued, at fair value			6.5
Contingent value rights (CVRs)			
CVRs issued, at fair value			27.0
CVR waiver restricted shares			0.7
Other			
Fair value of the replaced Sirius Group equity awards attributable to pre-combination services			37.5
Transaction fee reimbursement			8.0
Total purchase price		$	1,079.8

(1)   See Note 17 for additional information.

Fair Value of Net Assets Acquired and Liabilities Assumed

The following table summarizes the estimated fair values of major classes of identifiable assets acquired and liabilities assumed of Sirius Group as of February 26, 2021, the date the transaction closed:

Identifiable net assets:		
Cash and investments	$	3,944.1
Insurance and reinsurance balances receivable, net		1,201.0
Reinsurance assets		649.7
Value of business acquired		147.9
Deferred tax asset		228.0
Intangible assets		178.8
Other assets		181.9
Loss and loss adjustment expense reserves		(2,928.5)
Unearned premium reserves		(900.0)
Deferred tax liability		(186.8)
Debt		(728.2)
Other liabilities		(657.7)
Total identifiable net assets acquired		1,130.2
Total purchase price		1,079.8
Bargain purchase gain	$	50.4

The bargain purchase gain represents the excess of the fair value of the underlying net assets acquired and liabilities assumed over the purchase price. The gain from bargain purchase is included in other revenues in the consolidated statements of income (loss). The bargain purchase determination is consistent with the fact that Sirius Group's shares traded at a discount to book value and the need for Sirius Group to quickly diversify its ownership base.

An explanation of the significant fair value adjustments is as follows:

- Goodwill and intangibles - to eliminate the goodwill and intangible assets in Sirius Group net assets acquired as part of the purchase accounting;

- Loss and loss adjustment expense reserves - to record loss and loss adjustment expense reserves at fair value, reflecting an increase for a market based risk margin, which represents the cost of capital required by a market participant to assume the loss and loss adjustment expense reserves of Sirius Group, partially offset by a deduction which represents the discount due to the present value calculation of the loss and loss adjustment expense reserves based on the expected payout of the net unpaid loss and loss adjustment expense reserves. The fair value adjustment resulted in an additional liability of $80.6 million which is amortized over the expected settlement period of the underlying claims. In addition, management increased certain casualty loss reserves by $70.0 million in order to reflect a consistent reserving approach between the two companies. The increase was in response to accumulated loss experience and the broader industry trends of social inflation;

- Deferred acquisition costs - to eliminate Sirius Group's deferred acquisition costs asset;

- Value of business acquired ("VOBA") - the expected future losses and expenses associated with the policies and contracts that were in-force as of the closing date of the transaction were estimated and compared to the future premium remaining expected to be earned. The difference between the risk-adjusted future loss and expenses, discounted to present value and the unearned premium reserve, was estimated to be the VOBA. The Company recognized VOBA of $147.9 million as a result of the Sirius Group acquisition. As of December 31, 2022, VOBA was fully amortized and therefore had no carrying value (2021 - $50.0 million). In the year ended December 31, 2022, amortization of $50.0 million (2021- $97.9 million) was recorded in acquisition costs, net in the consolidated statements of net income (loss);

- Finite-lived insurance intangible assets - to establish the fair value of identifiable finite-lived insurance intangible assets acquired, including customer and other relationships, trade names and technology. The fair values of the finite-lived intangible assets relating to customer and other relationships were determined using the multi-period excess earnings approach. This method reflects the present value of the projected cash flows that are expected to be generated by the asset, reduced by returns on contributory assets. The Company recognized identifiable finite-lived intangible assets of $130.0 million, which will be amortized over their estimated useful lives;

- Indefinite-lived insurance intangible assets - to establish the fair value of identifiable indefinite-lived insurance intangible assets acquired (Lloyd's capacity and insurance licenses). The Company recognized identifiable indefinite lived intangible assets of $48.8 million; and

- Deferred tax - to reflect adjustments to net deferred tax assets and liabilities related to the fair value adjustments above.

Identifiable intangible assets consisted of the following and are included in intangible assets on the Company's consolidated balance sheets as of December 31, 2022 and 2021:

	Economic Useful Life	Gross balance at February 26, 2021		Accumulated amortization		Net balance at December 31, 2022	
Distribution relationships	17 years	$	75.0	$	(1.9)	$	73.1
MGA relationships	13 years		34.0		(9.4)		24.6
Lloyd's Capacity - Syndicate 1945	Indefinite		41.8		—		41.8
Insurance licenses	Indefinite		7.0		—		7.0
Trade name	16 years		16.0		(0.8)		15.2
Internally developed computer software	5 years		5.0		(1.9)		3.1
Identifiable intangible assets		$	178.8	$	(14.0)		164.8
Insurance licenses sold							(1.0)
Net identifiable intangible assets at December 31, 2022 related to the acquisition of Sirius Group [1]						$	163.8

	Economic Useful Life	Gross balance at February 26, 2021		Accumulated amortization		Net balance at December 31, 2021	
Distribution relationships	17 years	$	75.0	$	—	$	75.0
MGA relationships	13 years		34.0		(4.9)		29.1
Lloyd's Capacity - Syndicate 1945	Indefinite		41.8		—		41.8
Insurance licenses	Indefinite		7.0		—		7.0
Trade name	16 years		16.0		(0.2)		15.8
Internally developed computer software	5 years		5.0		(0.8)		4.2
Identifiable intangible assets		$	178.8	$	(5.9)		172.9
Insurance licenses sold							(1.0)
Net identifiable intangible assets at December 31, 2021 related to the acquisition of Sirius Group [1]						$	171.9

(1)   No impairments were recorded in the years ended December 31, 2022 and 2021.

The estimated remaining amortization expense for the Company's intangible assets with finite lives is as follows:

2023	$	11.1
2024		12.0
2025		11.4
2026		9.9
2027 and thereafter		71.6
Total remaining amortization expense	$	116.0

An explanation of the identifiable intangible assets is as follows:

- Distribution relationships - refers to the relationships Sirius Group has established with external independent distributors and brokers to facilitate the distribution of its products in the marketplace. As a result of owning the distribution relationships, management will not have to duplicate historical marketing, training, and start-up expenses to redevelop comparable relationships to support business operations;

- MGA relationships - refers to relationships with managing general agents on the direct insurance business. Through the MGA relationships, Sirius Group generates a predictable and recurring stream of service fee revenue;

- Lloyd's Capacity - Syndicate 1945 - relates to relationships associated with the right to distribute and market policies underwritten through Lloyd's Syndicate 1945;

- Insurance licenses - Sirius Group, like other insurance providers, is required to maintain licenses to produce and service insurance contracts. Insurance licenses are estimated to have an indefinite life and are therefore not amortized but are subject to periodic impairment testing;

- Trade name - represents the value of the Sirius Group brand acquired; and

- Internally developed computer software - represents the value of internally developed computer software utilized by the Company.

Financial results

The following table summarizes the results of Sirius Group that have been included in the Company's consolidated statements of income for the year ended December 31, 2021:

	For the period from February 26, 2021 to December 31, 2021
Total revenues	$ 1,224.3
Net loss	$ (161.2)

Supplemental Pro Forma Information

Sirius Group's results have been included in the Company's consolidated financial statements from February 26, 2021 to December 31, 2021 and for the year ended December 31, 2022. As such, the following table presents unaudited pro forma consolidated financial information for the years ended December 31, 2021 and 2020, and assumes the acquisition of Sirius Group occurred on January 1, 2020. The unaudited pro forma consolidated financial information is provided for informational purposes only and is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of January 1, 2020 or that may be achieved in the future. The unaudited pro forma consolidated financial information does not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies or asset dispositions that may result from the acquisition of Sirius Group. In addition, unaudited pro forma consolidated financial information does not include the effects of costs associated with any restructuring or integration activities resulting from the acquisition of Sirius Group, as they are nonrecurring.

	2021	2020
Total revenues	$ 2,343.9	$ 2,613.6
Net income (loss)	$ 60.7	$ (268.4)

Among other adjustments, and in addition to the fair value adjustments and recognition of identifiable intangible assets noted above, other material nonrecurring pro forma adjustments directly attributable to the acquisition of Sirius Group principally included certain adjustments to recognize transaction related costs, align reserving approach, amortize fair value adjustments, amortize identifiable indefinite lived intangible assets and recognize related tax impacts.

4.   Segment reporting

The determination of the Company's business segments is based on the manner in which management monitors the performance of its operations. The Company reports two operating segments: Reinsurance and Insurance & Services. The Company's segments each have managers who are responsible for the overall profitability of their segments and who are directly accountable to the Company's chief operating decision maker, the Chief Executive Officer ("CEO"). The CEO assesses segment operating performance, allocates capital, and makes resource allocation decisions based on Segment income (loss). The Company does not manage its assets by segment; accordingly, total assets are not allocated to the segments.

Reinsurance

The Company is a leading global (re)insurer, which offers both treaty and facultative reinsurance worldwide through our network of local branches. The Company participates in the broker market for reinsurance treaties written in the United States and Bermuda primarily on a proportional and excess of loss basis. For the Company's international business, the book consists of treaty, written on both a proportional and excess of loss basis, facultative, and primary business, primarily in Europe, Asia and Latin America.

The Reinsurance segment provides coverage in the following product lines:

Aviation & Space – Aviation covers loss of or damage to an aircraft and the aircraft operations' liability to passengers, cargo and hull as well as to third parties, and Space covers damage to a satellite during launch and in orbit.

Casualty – covers a cross section of all casualty lines, including general liability, umbrella, auto, workers compensation, professional liability, and other specialty classes.

Contingency – covers event cancellation and non-appearance.

Credit & Bond – covers traditional short-term commercial credit insurance, including pre-agreed domestic and export sales of goods and services with typical coverage periods of 60 to 120 days.

Marine & Energy – Marine covers damage to ships and goods in transit, marine liability lines as well as yacht-owner perils. Energy covers offshore energy industry insurance.

Mortgage – covers credit risks that compensates insureds for losses arising from mortgage loan defaults.

Property – consists of the Company's underwriting lines of business that offer property catastrophe excess of loss, proportional property reinsurance, per risk property reinsurance, and agriculture reinsurance and property risk and pro rata on a worldwide basis. Property catastrophe excess of loss reinsurance treaties cover losses to a pool of risks from catastrophic events. Property proportional covers both attritional and catastrophic risks, property per risk covers loss to individual risk, and agriculture provides stop-loss reinsurance coverage, including to companies writing U.S. government-sponsored multi-peril crop insurance.

Insurance & Services

The Company provides insurance products to individuals and corporations directly, through agents/brokers or through delegated underwriting agreements with MGAs. The Company seeks to work with MGAs that have strong underwriting expertise, deep understanding of the customer/product niches and/or technology-driven approaches, and a sustainable competitive moat.

Insurance & Services offers a comprehensive set of services for startup MGAs and insurance services companies including risk capital and equity and debt financing. Furthermore, the Company offers expertise in underwriting, pricing and product development to businesses it partners with. The Company's process to identify and approve partner companies includes alignment of interests, disciplined management and strong oversight, which are believed to be critical for success. The Insurance & Services segment predominantly provides insurance coverage in addition to receiving fees for services provided within Insurance & Services and to third parties.

The Company makes both controlling and non-controlling equity investments and debt investments in MGAs and other insurance-related business (collectively, "Strategic Investments").

The Insurance & Services segment provides coverage in the following product lines:

Accident and Health ("A&H") – consists of life, accident and health coverage, and our MGA units (which include ArmadaCorp Capital, LLC ("Armada") and International Medical Group, Inc. ("IMG")). Armada's products are offered in the United States while IMG offers accident, health and travel products on a worldwide basis.

Environmental – consists of an environmental insurance book in the U.S. comprised of 4 core products that revolve around pollution coverage, which are premises pollution liability, contractor's pollution/pollution liability and professional liability.

Workers' Compensation – consists of state-mandated insurance coverage that provides medical, disability, survivor, burial, and rehabilitation benefits to employees who are injured or killed due to a work-related injury or illness.

Other – consists of a cross section of property and casualty lines, including but not limited to property, general liability, excess liability, commercial auto, professional liability, directors and officers, cyber and other specialty classes.

Management uses segment income (loss) as the primary basis for assessing segment performance. Segment income (loss) is comprised of two components, underwriting income (loss) and net services income (loss). The Company calculates underwriting income (loss) by subtracting loss and loss adjustment expenses incurred, net, acquisition costs, net, and other underwriting expenses from net premiums earned. Net services income (loss) consists of services revenues (fee for service revenues), services expenses, services non-controlling (income) loss and net investment gains (losses) from Strategic Investments. This definition of segment income (loss) aligns with how business performance is managed and monitored. We continue to evaluate our segments as our business evolves and may further refine our segments and segment income (loss) measures. Certain items are presented in a different manner for segment reporting purposes than in the consolidated statements of income (loss). These items are reconciled to the consolidated presentation in the segment measure reclass column below and include net investment gains (losses) from Strategic Investments where Insurance & Services holds private equity investments. Also included in Insurance & Services segment income (loss) are services noncontrolling loss (income) attributable to minority shareholders on non-wholly-owned subsidiaries. In addition, services revenues and services expenses are reconciled to other revenues and net corporate and other expenses, respectively.

Segment results are shown prior to corporate eliminations. Corporate eliminations are included in the elimination column below as necessary to reconcile to underwriting income (loss), net services income (loss), and segment income (loss) to the consolidated statements of income (loss).

Corporate includes the results of all runoff business, which represent certain classes of business that the Company no longer actively underwrites, including those that have asbestos and environmental and other latent liability exposures and certain reinsurance contracts that have interest crediting features. In addition, revenue and expenses managed at the corporate level, including realized gains and losses (excluding net investment gains (losses) from Strategic Investments, which are allocated to the Segment results), net realized and unrealized investment gains (losses) from related party investment funds, other investment income, non services-related other revenues, non services-related net corporate and other expenses, intangible asset amortization, interest expense, foreign exchange (gains) losses and income tax (expense) benefit are reported within Corporate. The CEO does not manage segment results or allocate resources to segments when considering these items and they are therefore excluded from our definition of segment income (loss).

The following is a summary of the Company's operating segment results for the years ended December 31, 2022, 2021 and 2020:

	2022						
	Reinsurance	Insurance & Services	Core	Eliminations [2]	Corporate	Segment Measure Reclass	Total
Gross premiums written	$ 1,521.4	$ 1,884.2	$ 3,405.6	$ —	$ 4.1	$ —	$ 3,409.7
Net premiums written	1,199.6	1,346.0	2,545.6	—	3.6	—	2,549.2
Net premiums earned	1,213.1	1,086.8	2,299.9	—	18.2	—	2,318.1
Loss and loss adjustment expenses incurred, net	855.9	718.7	1,574.6	(5.2)	19.0	—	1,588.4
Acquisition costs, net	310.3	273.2	583.5	(118.6)	(3.0)	—	461.9
Other underwriting expenses	113.8	62.8	176.6	—	7.9	—	184.5
Underwriting income (loss)	(66.9)	32.1	(34.8)	123.8	(5.7)	—	83.3
Services revenue	(0.2)	215.7	215.5	(133.4)	—	(82.1)	—
Services expenses	—	179.2	179.2	—	—	(179.2)	—
Net services fee income (loss)	(0.2)	36.5	36.3	(133.4)	—	97.1	—
Services noncontrolling loss	—	1.1	1.1	—	—	(1.1)	—
Net investment losses from Strategic Investments	(3.9)	(2.2)	(6.1)	—	—	6.1	—
Net services income (loss)	(4.1)	35.4	31.3	(133.4)	—	102.1	—
Segment income (loss)	(71.0)	67.5	(3.5)	(9.6)	(5.7)	102.1	83.3
Net realized and unrealized investment losses					(219.4)	(6.1)	(225.5)
Net realized and unrealized investment losses from related party investment funds					(210.5)	—	(210.5)
Net investment income					113.3	—	113.3
Other revenues					28.1	82.1	110.2
Net corporate and other expenses					(133.6)	(179.2)	(312.8)
Intangible asset amortization					(8.1)	—	(8.1)
Interest expense					(38.6)	—	(38.6)
Foreign exchange gains					66.0	—	66.0
Income (loss) before income tax benefit	$ (71.0)	$ 67.5	(3.5)	(9.6)	(408.5)	(1.1)	(422.7)
Income tax benefit			—	—	36.7	—	36.7
Net loss			(3.5)	(9.6)	(371.8)	(1.1)	(386.0)
Net income attributable to noncontrolling interests			—	—	(1.9)	1.1	(0.8)
Net loss attributable to SiriusPoint			$ (3.5)	$ (9.6)	$ (373.7)	$ —	$ (386.8)
Underwriting Ratios: [1]							
Loss ratio	70.6 %	66.1 %	68.5 %				68.5 %
Acquisition cost ratio	25.6 %	25.1 %	25.4 %				19.9 %
Other underwriting expenses ratio	9.4 %	5.8 %	7.7 %				8.0 %
Combined ratio	105.6 %	97.0 %	101.6 %				96.4 %

(1) Underwriting ratios are calculated by dividing the related expense by net premiums earned.

(2) Insurance and Services MGAs recognize fees for service using revenue from contracts with customers accounting standards, whereas insurance companies recognize acquisition expenses using insurance contract accounting standards. While ultimate revenues and expenses recognized will match, there will be recognition timing differences based on the different accounting standards.

	Reinsurance	Insurance & Services	Core	Eliminations [2]	Corporate	Segment Measure Reclass	Total
	2021						
Gross premiums written	$ 1,350.4	$ 897.9	$ 2,248.3	$ —	$ (11.8)	$ —	$ 2,236.5
Net premiums written	1,124.9	652.8	1,777.7	—	(43.5)	—	1,734.2
Net premiums earned	1,210.9	522.8	1,733.7	—	(16.7)	—	1,717.0
Loss and loss adjustment expenses incurred, net	989.4	320.6	1,310.0	(2.6)	19.1	—	1,326.5
Acquisition costs, net	302.7	149.7	452.4	(67.6)	3.0	—	387.8
Other underwriting expenses	105.5	29.2	134.7	—	24.1	—	158.8
Underwriting income (loss)	(186.7)	23.3	(163.4)	70.2	(62.9)	—	(156.1)
Services revenue	—	133.7	133.7	(82.6)	—	(51.1)	—
Services expenses	—	120.5	120.5	—	—	(120.5)	—
Net services fee income	—	13.2	13.2	(82.6)	—	69.4	—
Services noncontrolling loss	—	2.3	2.3	—	—	(2.3)	—
Net investment gains (losses) from Strategic Investments	0.3	(4.8)	(4.5)	—	—	4.5	—
Net services income	0.3	10.7	11.0	(82.6)	—	71.6	—
Segment income (loss)	(186.4)	34.0	(152.4)	(12.4)	(62.9)	71.6	(156.1)
Net realized and unrealized investment losses					(12.4)	(4.5)	(16.9)
Net realized and unrealized investment gains from related party investment funds					304.0	—	304.0
Net investment income					25.4	—	25.4
Other revenues					100.1	51.1	151.2
Net corporate and other expenses					(146.1)	(120.5)	(266.6)
Intangible asset amortization					(5.9)	—	(5.9)
Interest expense					(34.0)	—	(34.0)
Foreign exchange gains					44.0	—	44.0
Income (loss) before income tax benefit	$ (186.4)	$ 34.0	(152.4)	(12.4)	212.2	(2.3)	45.1
Income tax benefit			—	—	10.7	—	10.7
Net income (loss)			(152.4)	(12.4)	222.9	(2.3)	55.8
Net loss attributable to noncontrolling interests			—	—	—	2.3	2.3
Net income (loss) available to SiriusPoint			$ (152.4)	$ (12.4)	$ 222.9	$ —	$ 58.1
Underwriting Ratios: [1]							
Loss ratio	81.7 %	61.3 %	75.6 %				77.3 %
Acquisition cost ratio	25.0 %	28.6 %	26.1 %				22.6 %
Other underwriting expenses ratio	8.7 %	5.6 %	7.8 %				9.2 %
Combined ratio	115.4 %	95.5 %	109.5 %				109.1 %

(1) Underwriting ratios are calculated by dividing the related expense by net premiums earned.

(2) Insurance and Services MGAs recognize fees for service using revenue from contracts with customers accounting standards, whereas insurance companies recognize acquisition expenses using insurance contract accounting standards. While ultimate revenues and expenses recognized will match, there will be recognition timing differences based on the different accounting standards.

	2020						
	Reinsurance	Insurance & Services	Core	Eliminations [2]	Corporate	Segment Measure Reclass	Total
Gross premiums written	$ 534.1	$ 25.5	$ 559.6	$ —	$ 28.9	$ —	$ 588.5
Net premiums written	497.3	16.0	513.3	—	28.9	—	542.2
Net premiums earned	575.6	7.1	582.7	—	28.1	—	610.8
Loss and loss adjustment expenses incurred, net	459.5	5.9	465.4	—	(0.1)	—	465.3
Acquisition costs, net	160.4	1.4	161.8	(0.1)	25.4	—	187.1
Other underwriting expenses	24.0	0.2	24.2	—	5.9	—	30.1
Underwriting loss	(68.3)	(0.4)	(68.7)	0.1	(3.1)	—	(71.7)
Services revenue	—	1.7	1.7	(1.7)	—	—	—
Services expenses	—	1.0	1.0	—	—	(1.0)	—
Net services fee income	—	0.7	0.7	(1.7)	—	1.0	—
Services noncontrolling income	—	(0.3)	(0.3)	—	—	0.3	—
Net services income	—	0.4	0.4	(1.7)	—	1.3	—
Segment loss	(68.3)	—	(68.3)	(1.6)	(3.1)	1.3	(71.7)
Net realized and unrealized investment gains					69.2	—	69.2
Net realized and unrealized investment gains from related party investment funds					195.0	—	195.0
Net investment income					14.7	—	14.7
Net corporate and other expenses					(40.9)	(1.0)	(41.9)
Interest expense					(8.2)	—	(8.2)
Foreign exchange losses					(5.2)	—	(5.2)
Income (loss) before income tax expense	$ (68.3)	$ —	(68.3)	(1.6)	221.5	0.3	151.9
Income tax expense			—	—	(8.1)	—	(8.1)
Net income (loss)			(68.3)	(1.6)	213.4	0.3	143.8
Net income attributable to noncontrolling interests			—	—	—	(0.3)	(0.3)
Net income (loss) available to SiriusPoint			$ (68.3)	$ (1.6)	$ 213.4	$ —	$ 143.5
Underwriting Ratios: [1]							
Loss ratio	79.8 %	83.1 %	79.9 %				76.2 %
Acquisition cost ratio	27.9 %	19.7 %	27.8 %				30.6 %
Other underwriting expenses ratio	4.2 %	2.8 %	4.2 %				4.9 %
Combined ratio	111.9 %	105.6 %	111.9 %				111.7 %

(1) Underwriting ratios are calculated by dividing the related expense by net premiums earned.

(2) Insurance and Services MGAs recognize fees for service using revenue from contracts with customers accounting standards, whereas insurance companies recognize acquisition expenses using insurance contract accounting standards. While ultimate revenues and expenses recognized will match, there will be recognition timing differences based on the different accounting standards.

The following tables provide a breakdown of net premiums written by client location and underwriting location by reportable segment for the years ended December 31, 2022, 2021 and 2020:

| | 2022 | | | | | | | |
	Reinsurance		Insurance & Services		Corporate		Total	
Net written premiums by client location:								
United States and Canada	$	746.9	$	1,139.5	$	0.5	$	1,886.9
Europe		241.6		120.5		3.1		365.2
Bermuda, the Caribbean and Latin America		171.4		54.6		—		226.0
Asia and Other		39.7		31.4		—		71.1
Total net written premiums by client location	$	1,199.6	$	1,346.0	$	3.6	$	2,549.2
Net written premiums by underwriting location:								
United States and Canada	$	569.2	$	931.3	$	0.5	$	1,501.0
Europe		384.4		255.0		0.4		639.8
Bermuda, the Caribbean and Latin America		243.6		159.7		2.7		406.0
Asia and Other		2.4		—		—		2.4
Total net written premiums by underwriting location	$	1,199.6	$	1,346.0	$	3.6	$	2,549.2

| | 2021 | | | | | | | |
	Reinsurance		Insurance & Services		Corporate		Total	
Net written premiums by client location:								
United States and Canada	$	579.1	$	560.3	$	1.6	$	1,141.0
Europe		309.5		36.4		(45.8)		300.1
Bermuda, the Caribbean and Latin America		114.3		13.7		—		128.0
Asia and Other		122.0		42.4		0.7		165.1
Total net written premiums by client location	$	1,124.9	$	652.8	$	(43.5)	$	1,734.2
Net written premiums by underwriting location:								
United States and Canada	$	447.1	$	408.9	$	1.6	$	857.6
Europe		379.8		93.0		(17.5)		455.3
Bermuda, the Caribbean and Latin America		246.1		150.9		(27.9)		369.1
Asia and Other		51.9		—		0.3		52.2
Total net written premiums by underwriting location	$	1,124.9	$	652.8	$	(43.5)	$	1,734.2

| | 2020 | | | | | | | |
	Reinsurance		Insurance & Services		Corporate		Total	
Net written premiums by client location:								
United States and Canada	$	300.1	$	13.8	$	—	$	313.9
Europe		83.7		1.9		28.9		114.5
Bermuda, the Caribbean and Latin America		108.6		—		—		108.6
Asia and Other		4.9		0.3		—		5.2
Total net written premiums by client location	$	497.3	$	16.0	$	28.9	$	542.2
Net written premiums by underwriting location:								
United States and Canada	$	236.3	$	4.9	$	—	$	241.2
Bermuda, the Caribbean and Latin America		261.0		11.1		28.9		301.0
Total net written premiums by underwriting location	$	497.3	$	16.0	$	28.9	$	542.2

No contract contributed more than 10% of gross premiums written for the years ended December 31, 2022, 2021 and 2020.

5.   Cash, cash equivalents, restricted cash and restricted investments

The following table provides a summary of cash and cash equivalents, restricted cash and restricted investments as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 705.3	$ 999.8
Restricted cash securing letter of credit facilities (1)	34.3	500.2
Restricted cash securing reinsurance contracts (2)	148.9	431.8
Restricted cash held by managing general underwriters	25.2	16.6
Total cash, cash equivalents and restricted cash (3)	913.7	1,948.4
Restricted investments securing reinsurance contracts and letter of credit facilities (1) (2) (4)	2,202.2	1,107.0
Total cash, cash equivalents, restricted cash and restricted investments	$ 3,115.9	$ 3,055.4

(1) Restricted cash and restricted investments securing letter of credit facilities primarily pertains to letters of credit that have been issued to the Company's clients in support of our obligations under reinsurance contracts. The Company will not be released from the obligation to provide these letters of credit until the reserves underlying the reinsurance contracts have been settled. The time period for which the Company expects each letter of credit to be in place varies from contract to contract but can last several years.

(2) Restricted cash and restricted investments securing reinsurance contracts pertain to trust accounts securing the Company's contractual obligations under certain reinsurance contracts that the Company will not be released from until the underlying risks have expired or have been settled. Restricted investments include certain investments in debt securities, short-term investments and limited partnership interests in Third Point Enhanced LP. The time period for which the Company expects these trust accounts to be in place varies from contract to contract, but can last several years.

(3) Cash, cash equivalents and restricted cash as reported in the Company's consolidated statements of cash flows.

(4) Restricted investments include required deposits with certain insurance state regulatory agencies in order to maintain insurance licenses.

6.   Fair value measurements

U.S. GAAP disclosure requirements establish a framework for measuring fair value, including a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-level hierarchy of inputs is summarized below:

- Level 1 – Quoted prices available in active markets/exchanges for identical investments as of the reporting date.

- Level 2 – Observable inputs to the valuation methodology other than unadjusted quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include, but are not limited to, prices quoted for similar assets or liabilities in active markets/exchanges, prices quoted for identical or similar assets or liabilities in markets that are not active and fair values determined through the use of models or other valuation methodologies.

- Level 3 – Inputs are based all or in part on significant unobservable inputs for the investment, and include situations where there is little, if any, market activity for the investment. The inputs applied in the determination of fair value require significant management judgment and estimation.

Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. For example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources other than those of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the investment.

The following tables present the Company's investments, categorized by the level of the fair value hierarchy as of December 31, 2022 and 2021:

	2022			
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets				
Asset-backed securities	$ —	$ 230.7	$ —	$ 230.7
Residential mortgage-backed securities	—	340.7	—	340.7
Commercial mortgage-backed securities	—	61.2	—	61.2
Corporate debt securities	—	415.7	—	415.7
U.S. government and government agency	1,546.2	4.4	—	1,550.6
Non-U.S. government and government agency	5.0	31.6	—	36.6
Total debt securities, available for sale	1,551.2	1,084.3	—	2,635.5
Asset-backed securities	—	553.7	—	553.7
Residential mortgage-backed securities	—	133.6	—	133.6
Commercial mortgage-backed securities	—	113.4	—	113.4
Corporate debt securities	—	363.5	—	363.5
U.S. government and government agency	264.1	6.3	—	270.4
Non-U.S. government and government agency	8.7	79.5	—	88.2
Preferred stocks	—	—	3.2	3.2
Total debt securities, trading	272.8	1,250.0	3.2	1,526.0
Total equity securities	1.6	—	—	1.6
Short-term investments	972.8	11.8	—	984.6
Other long-term investments	—	—	227.3	227.3
Derivative assets	—	—	9.5	9.5
	$ 2,798.4	$ 2,346.1	$ 240.0	5,384.5
Cost and equity method investments				104.8
Investments in funds valued at NAV				173.9
Total assets				$ 5,663.2
Liabilities				
Total securities sold, not yet purchased	$ 27.0	$ —	$ —	$ 27.0
Securities sold under an agreement to repurchase	—	18.0	—	18.0
Liability-classified capital instruments	—	39.0	21.4	60.4
Derivative liabilities	—	—	8.6	8.6
Total liabilities	$ 27.0	$ 57.0	$ 30.0	$ 114.0

	2021			
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets				
Asset-backed securities	$ —	$ 513.1	$ —	$ 513.1
Residential mortgage-backed securities	—	301.9	—	301.9
Commercial mortgage-backed securities	—	147.3	—	147.3
Corporate debt securities	—	602.6	—	602.6
U.S. Government and government agency	360.9	24.5	—	385.4
Non-U.S. government and government agency	17.8	114.5	—	132.3
U.S. States, municipalities, and political subdivision	—	0.2	—	0.2
Preferred stocks	—	—	2.8	2.8
Total debt securities, trading	378.7	1,704.1	2.8	2,085.6
Fixed income mutual funds	2.1	—	—	2.1
Common stocks	0.7	—	—	0.7
Total equity securities	2.8	—	—	2.8
Short-term investments	1,073.2	2.6	—	1,075.8
Other long-term investments	—	—	262.0	262.0
Derivative assets	0.2	—	0.4	0.6
	$ 1,454.9	$ 1,706.7	$ 265.2	3,426.8
Cost and equity method investments				89.2
Investments in funds valued at NAV				1,014.5
Total assets				$ 4,530.5
Liabilities				
Liability-classified capital instruments	$ —	$ 30.6	$ 57.2	$ 87.8
Derivative liabilities	—	—	3.2	3.2
Total liabilities	$ —	$ 30.6	$ 60.4	$ 91.0

During the years ended December 31, 2022 and December 31, 2021 the Company did not reclassify its assets or liabilities between Levels 2 and 3.

Valuation techniques

The Company uses outside pricing services to assist in determining fair values for its investments. For investments in active markets, the Company uses the quoted market prices provided by outside pricing services to determine fair value. In circumstances where quoted market prices are unavailable or are not considered reasonable, the Company estimates the fair value using industry standard pricing models and observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers, prepayment speeds, reference data including research publications, and other relevant inputs. Given that many debt securities do not trade on a daily basis, the outside pricing services evaluate a wide range of fixed maturity investments by regularly drawing parallels from recent trades and quotes of comparable securities with similar features. The characteristics used to identify comparable debt securities vary by asset type and take into account market convention.

The techniques and inputs specific to asset classes within the Company's debt securities and short-term investments for Level 2 securities that use observable inputs are as follows:

Asset-backed and mortgage-backed securities

The fair value of mortgage and asset-backed securities is primarily priced by pricing services using a pricing model that uses information from market sources and leveraging similar securities. Key inputs include benchmark yields, reported trades, underlying tranche cash flow data, collateral performance, plus new issue data, as well as broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including issuer, vintage, loan type, collateral attributes, prepayment speeds, default rates, recovery rates, cash flow stress testing, credit quality ratings and market research publications.

Corporate debt securities

Corporate debt securities consist primarily of investment-grade debt of a wide variety of U.S. and non-U.S. corporate issuers and industries. The corporate fixed maturity investments are primarily priced by pricing services. When evaluating these securities, the pricing services gather information from market sources regarding the issuer of the security and obtain credit data, as well as other observations, from markets and sector news. Evaluations are updated by obtaining broker dealer quotes and other market information including actual trade volumes, when available. The pricing services also consider the specific terms and conditions of the securities, including any specific features which may influence risk.

U.S. government and government agency

U.S. government and government agency securities consist primarily of debt securities issued by the U.S. Treasury and mortgage pass-through agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association. Fixed maturity investments included in U.S. government and government agency securities are primarily priced by pricing services. When evaluating these securities, the pricing services gather information from market sources and integrate other observations from markets and sector news. Evaluations are updated by obtaining broker dealer quotes and other market information including actual trade volumes, when available. The fair value of each security is individually computed using analytical models which incorporate option adjusted spreads and other daily interest rate data.

Non-U.S. government and government agency

Non-U.S. government and government agency securities consist of debt securities issued by non-U.S. governments and their agencies along with supranational organizations (also known as sovereign debt securities). Securities held in these sectors are primarily priced by pricing services who employ proprietary discounted cash flow models to value the securities. Key quantitative inputs for these models are daily observed benchmark curves for treasury, swap and high issuance credits. The pricing services then apply a credit spread for each security which is developed by in-depth and real time market analysis. For securities in which trade volume is low, the pricing services utilize data from more frequently traded securities with similar attributes. These models may also be supplemented by daily market and credit research for international markets.

U.S. states, municipalities, and political subdivisions

The U.S. states, municipalities and political subdivisions portfolio contains debt securities issued by U.S. domiciled state and municipal entities. These securities are generally priced by independent pricing services using the techniques for U.S. government and government agency securities.

Preferred stocks

The fair value of preferred stocks is generally priced by independent pricing services using an evaluated pricing model that calculates the appropriate spread over a comparable security for each issue. Key inputs include exchange prices (underlying and common stock of same issuer), benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including sector, coupon, credit quality ratings, duration, credit enhancements, early redemption features and market research publications.

Short-term investments

Short-term investments consist of U.S. treasury bills, certificates of deposit and other securities, which, at the time of purchase, mature within a period of greater than three months but less than one year. These investments are generally priced by independent pricing services using the techniques described for U.S. government and government agency securities and Corporate debt securities described above.

Investments measured using Net Asset Value

The Company values its investments in limited partnerships, including its investments in related party investment funds, at fair value. The Company has elected the practical expedient for fair value for these investments which is estimated based on the Company's share of the NAV of the limited partnerships, as provided by the independent fund administrator, as the

Company believes it represents the most meaningful measurement basis for the investment assets and liabilities. The NAV represents the Company's proportionate interest in the members' equity of the limited partnerships.

The fair value of the Company's investments in certain hedge funds and certain private equity funds are also determined using NAV. The hedge fund's administrator provides quarterly updates of fair value in the form of the Company's proportional interest in the underlying fund's NAV, which is deemed to approximate fair value, generally with a three month delay in valuation. The private equity funds provide monthly, quarterly or semi-annual partnership capital statements primarily with a one or three month delay which are used as a basis for valuation. These private equity investments vary in investment strategies and are not actively traded in any open markets. Due to a lag in reporting, some of the fund managers, fund administrators, or both, are unable to provide final fund valuations as of the Company's reporting date. This includes utilizing preliminary estimates reported by its fund managers and using other information that is available to the Company with respect to the underlying investments, as necessary.

In order to assess the reasonableness of the NAVs, the Company performs a number of monitoring procedures on a monthly, quarterly and annual basis, to assess the quality of the information provided by the investment manager and fund administrator underlying the preparation of the NAV. These procedures include, but are not limited to, regular review and discussion of the fund's performance with the investment manager.

These investments are included in investment in funds valued at NAV and excluded from the presentation of investments categorized by the level of the fair value hierarchy.

Level 3 Investments

Level 3 valuations are generated from techniques that use assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions, that market participants would use in valuing the investment. Generally, certain securities may start out as Level 3 when they are originally issued but as observable inputs become available in the market, they may be reclassified to Level 2.

The Company employs a number of procedures to assess the reasonableness of the fair value measurements for its other long-term investments, including obtaining and reviewing the audited annual financial statements of hedge funds and private equity funds and periodically discussing each fund's pricing with the fund manager. However, since the fund managers do not provide sufficient information to evaluate the pricing inputs and methods for each underlying investment, the inputs are considered to be unobservable.

The fair values of the Company's investments in private equity securities, private debt instruments, certain private equity funds, and certain hedge funds have been classified as Level 3 measurements. Private equity securities and private debt instruments are initially valued based on transaction price and their valuation is subsequently estimated based on available evidence such as a market transaction in similar instruments and other financial information for the issuer.

For Strategic Investments carried at fair value, management either engages a third-party valuation specialist to assist in determination of the fair value based on commonly accepted valuation methods (i.e., income approach, market approach) as of the valuation date or performs valuation internally. In addition, investors fair value analyses prepared by third party valuation specialists working with Strategic Investment operating management are referenced where available.

See Note 10 for additional information on the fair values of derivative financial instruments used for both risk management and investment purposes.

Underwriting-related derivatives

Underwriting-related derivatives include reinsurance contracts that are accounted for as derivatives. These derivative contracts are initially valued at cost which approximates fair value. In subsequent measurement periods, the fair values of these derivatives are determined using internally developed discounted cash flow models. As the significant inputs used to price these derivatives are unobservable, the fair values of these contracts are classified as Level 3.

The following table presents the reconciliation of all investments measured at fair value using Level 3 inputs for the years ended December 31, 2022:

	January 1, 2022	Transfers in to (out of) Level 3	Purchases	Sales	Realized and Unrealized Gains (Losses) [1]	Change in Unrealized Gains (Losses) in OCI	December 31, 2022
Assets							
Preferred stocks	$ 2.8	$ —	$ —	$ —	$ 0.4	$ —	$ 3.2
Other long-term investments	262.1	—	2.1	(24.7)	(12.2)	—	227.3
Derivative assets	0.4	—	43.3	—	(34.2)	—	9.5
Total assets	$ 265.3	$ —	$ 45.4	$ (24.7)	$ (46.0)	$ —	$ 240.0
Liabilities							
Liability-classified capital instruments	$ (57.2)	$ —	$ —	$ —	$ 35.8	$ —	$ (21.4)
Derivative liabilities	(3.2)	—	—	(3.4)	(2.0)	—	(8.6)
Total liabilities	$ (60.4)	$ —	$ —	$ (3.4)	$ 33.8	$ —	$ (30.0)

(1) Total change in realized and unrealized gains (losses) recorded on Level 3 financial instruments is included in total realized and unrealized investment gains (losses) and net investment income in the consolidated statements of income (loss). Realized and unrealized gains (losses) related to underwriting-related derivative assets and liabilities are included in other underwriting expenses, net of foreign exchange (gains) losses, in the consolidated statements of income (loss).

The following table presents the reconciliation of all investments measured at fair value using Level 3 inputs for the year ended December 31, 2021:

	January 1, 2021	Transfers in to (out of) Level 3	Purchases	Assets Acquired [1]	Sales	Realized and Unrealized Gains (Losses) [2]	December 31, 2021
Assets							
Preferred stocks	$ —	$ —	$ 10.0	$ 2.8	$ (10.0)	$ —	$ 2.8
Other long-term investments	4.0	—	71.2	216.6	(24.9)	(4.8)	262.1
Derivative assets	1.2	(1.2)	—	0.3	(1.4)	1.5	0.4
Loan participations	—	—	9.0	32.8	(42.8)	1.0	—
Total assets	$ 5.2	$ (1.2)	$ 90.2	$ 252.5	$ (79.1)	$ (2.3)	$ 265.3
Liabilities							
Liability-classified capital instruments	$ —	$ 27.0	$ (137.6)	$ —	$ —	$ 53.4	$ (57.2)
Contingent consideration liabilities	—	—	—	(0.7)	1.9	(1.2)	—
Derivative liabilities	(1.0)	1.2	(0.4)	(2.0)	—	(1.0)	(3.2)
Total liabilities	$ (1.0)	$ 28.2	$ (138.0)	$ (2.7)	$ 1.9	$ 51.2	$ (60.4)

(1) Includes amounts acquired as a result of the Sirius Group acquisition.

(2) Total change in realized and unrealized gains (losses) recorded on Level 3 financial instruments is included in total realized and unrealized investment gains (losses) and net investment income in the consolidated statements of income (loss). Realized and unrealized gains (losses) related to underwriting-related derivative assets and liabilities are included in other underwriting expenses, net of foreign exchange (gains) losses, in the consolidated statements of income (loss).

For assets and liabilities that were transferred into Level 3 during the period, gains (losses) are presented as if the assets or liabilities had been transferred into Level 3 at the beginning of the period; similarly, for assets and liabilities that were transferred out of Level 3 during the period, gains (losses) are presented as if the assets or liabilities had been transferred out of Level 3 at the beginning of the period.

Financial instruments disclosed, but not carried at fair value

The Company uses various financial instruments in the normal course of its business. The carrying values of cash, accrued investment income, certain other assets, certain other liabilities, and other financial instruments not included in the table below approximated their fair values as of December 31, 2022 and 2021, due to their respective short maturities. The following table includes financial instruments for which the carrying value differs from the estimated fair values as of December 31, 2022 and 2021. The fair values of the below financial instruments are based on observable inputs and are considered Level 2 measurements.

	December 31, 2022		December 31, 2021	
	Fair Value	Carrying Value	Fair Value	Carrying Value
2017 SEK Subordinated Notes	$ 259.0	$ 258.6	$ 302.3	$ 296.3
2016 SIG Senior Notes	343.7	404.8	412.8	406.0
2015 Senior Notes	112.6	114.6	120.5	114.4
Series B preference shares	$ 186.0	$ 200.0	$ 220.9	$ 200.0

7. Investments

The Company's invested assets consist of investment securities and other long-term investments held for general investment purposes. The portfolio of investment securities includes debt securities held for trading, debt securities available for sale, short-term investments, equity securities, and other long-term investments which are classified as trading securities with the exception of debt securities held as available for sale. Realized investment gains and losses on debt securities are reported in pre-tax revenues. Unrealized investment gains and losses on debt securities are reported based on classification. Trading securities flow through pre-tax revenues whereas securities classified as available for sale flow through other comprehensive income (loss).

For debt securities classified as available for sale for which a decline in the fair value between the amortized cost is due to credit-related factors, an allowance is established for the difference between the estimated recoverable value and amortized cost with a corresponding impact to the consolidated statements of income (loss). The allowance is limited to the difference between amortized cost and fair value. A credit losses impairment assessment is performed on securities with both quantitative and qualitative factors. Qualitative factors include significant declines in fair value below amortized cost. Additionally, a qualitative assessment is also performed over debt securities to evaluate potential credit losses. Examples of qualitative indicators include issuer credit downgrades as well as changes to credit spreads.

Declines in fair value related to a debt security that do not relate to a credit loss are recorded as a component of accumulated other comprehensive income (loss).

Debt securities

The following tables provide the cost or amortized cost, gross unrealized investment gains (losses), net foreign currency gains (losses), and fair value of the Company's debt securities as of December 31, 2022 and 2021:

	December 31, 2022				
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses [3]	Net foreign currency gains (losses)	Fair value
Debt securities, available for sale					
Asset-backed securities	$ 234.1	$ 0.9	$ (4.3)	$ —	$ 230.7
Residential mortgage-backed securities	354.3	0.3	(13.9)	—	340.7
Commercial mortgage-backed securities	62.1	—	(0.9)	—	61.2
Corporate debt securities	428.5	0.5	(13.1)	(0.2)	415.7
U.S. government and government agency [1]	1,561.9	3.2	(14.5)	—	1,550.6
Non-U.S. government and government agency	37.2	—	(0.7)	0.1	36.6
Total debt securities, available for sale [2][3]	$ 2,678.1	$ 4.9	$ (47.4)	$ (0.1)	$ 2,635.5
Debt securities, trading					
Asset-backed securities	$ 575.5	$ 0.1	$ (21.9)	$ —	$ 553.7
Residential mortgage-backed securities	155.9	—	(22.3)	—	133.6
Commercial mortgage-backed securities	130.5	—	(17.1)	—	113.4
Corporate debt securities	391.4	—	(27.2)	(0.7)	363.5
U.S. government and government agency [1]	278.6	—	(8.2)	—	270.4
Non-U.S. government and government agency	95.8	—	(4.0)	(3.6)	88.2
Preferred stocks	2.4	0.8	—	—	3.2
Total debt securities, trading	$ 1,630.1	$ 0.9	$ (100.7)	$ (4.3)	$ 1,526.0

	December 31, 2021				
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Net foreign currency gains (losses)	Fair value
Asset-backed securities	$ 512.6	$ 0.9	$ (0.4)	$ —	$ 513.1
Residential mortgage-backed securities	306.5	—	(4.6)	—	301.9
Commercial mortgage-backed securities	148.4	0.6	(1.7)	—	147.3
Corporate debt securities	605.5	0.6	(3.5)	—	602.6
U.S. government and government agency [1]	388.1	0.1	(2.8)	—	385.4
Non-U.S. government and government agency	135.4	0.3	(2.6)	(0.8)	132.3
U.S. states, municipalities and political subdivision	0.2	—	—	—	0.2
Preferred stocks	2.6	0.2	—	—	2.8
Total debt securities [2][3]	$ 2,099.3	$ 2.7	$ (15.6)	$ (0.8)	$ 2,085.6

(1) The Company had $27.0 million short positions in long duration U.S. Treasuries as of December 31, 2022 (As of December 31, 2021, there were no short positions in long duration U.S. Treasuries). These amounts are included in securities sold, not yet purchased in the consolidated balance sheets.

(2) As of December 31, 2022, all debt securities classified as available for sale that are in a gross unrealized loss position have been in a gross unrealized loss position for less than 12 months. As of December 31, 2021, there were no debt securities classified as available for sale.

(3) As of December 31, 2022, the Company did not record an allowance for credit losses on the AFS portfolio. As of December 31, 2021, there were no debt securities classified as available for sale.

The weighted average duration of the Company's debt securities, net of short positions in U.S. treasuries, as of December 31, 2022 was approximately 1.8 years, including short-term investments (2021 - 1.6 years).

The following table provides the cost or amortized cost and fair value of the Company's debt securities bifurcated into debt securities held for trading ("trading") and AFS as of December 31, 2022 and 2021 by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

| | December 31, 2022 | | | | December 31, 2021 | |
| | Debt securities, trading | | Debt securities, AFS | | Debt securities, trading | |
	Cost or amortized cost	Fair value	Cost or amortized cost	Fair value	Cost or amortized cost	Fair value
Due in one year or less	$ 240.4	$ 230.9	$ 104.2	$ 104.0	$ 145.6	$ 145.1
Due after one year through five years	426.5	407.0	1,822.7	1,802.0	870.4	862.4
Due after five years through ten years	63.4	55.7	95.8	92.3	69.6	68.6
Due after ten years	35.5	28.5	4.9	4.6	43.6	44.4
Mortgage-backed and asset-backed securities	861.9	800.7	650.5	632.6	967.5	962.3
Preferred stocks	2.4	3.2	—	—	2.6	2.8
Total debt securities	$ 1,630.1	$ 1,526.0	$ 2,678.1	$ 2,635.5	$ 2,099.3	$ 2,085.6

(1) As of December 31, 2021, there were no debt securities classified as available for sale.

The following table summarizes the ratings and fair value of debt securities held in the Company's investment portfolio as of December 31, 2022 and 2021:

| | 2022 | | 2021 |
	Debt securities, trading	Debt securities, AFS	Debt securities, trading
AAA	$ 564.4	$ 172.8	$ 696.4
AA	523.2	1,907.6	884.1
A	181.1	188.9	278.5
BBB	158.1	149.9	153.1
Other	99.2	216.3	73.5
Total debt securities [(1)(2)]	$ 1,526.0	$ 2,635.5	$ 2,085.6

(1) Credit ratings are assigned based on the following hierarchy: 1) Standard & Poor's ("S&P") and 2) Moody's Investors Service.

(2) As of December 31, 2021, there were no debt securities classified as available for sale.

As of December 31, 2022, the above totals included $95.3 million of sub-prime securities. Of this total, $56.1 million were rated AAA, $20.0 million rated AA and $19.2 million were unrated. As of December 31, 2021, the above totals included $51.8 million of sub-prime securities. Of this total, $35.1 million were rated AAA, $16.1 million rated AA and $0.6 million rated A.

Equity securities and other long-term investments

The cost or amortized cost, gross unrealized investment gains and losses, net foreign currency gains, and fair values of the Company's equity securities and other long-term investments as of December 31, 2022 and 2021 were as follows:

	Cost or amortized cost		Gross unrealized gains		Gross unrealized losses		Net foreign currency gains		Fair value	
December 31, 2022										
Equity securities	$	1.8	$	—	$	(0.2)	$	—	$	1.6
Other long-term investments	$	392.0	$	27.5	$	(41.8)	$	(0.5)	$	377.2
December 31, 2021										
Equity securities	$	4.5	$	0.1	$	(2.0)	$	0.2	$	2.8
Other long-term investments	$	443.0	$	28.9	$	(16.8)	$	1.0	$	456.1

The carrying value of other long-term investments as of December 31, 2022 and 2021 were as follows:

	December 31, 2022		December 31, 2021	
Hedge funds and private equity funds [1]	$	84.9	$	195.7
Strategic Investments [2]		262.0		215.3
Other investments [2]		30.3		45.1
Total other long-term investments	$	377.2	$	456.1

(1) Includes $45.1 million of investments carried at NAV (December 31, 2021 - $115.2 million) and $25.1 million of investments classified as Level 3 (December 31, 2021 - $80.5 million) within the fair value hierarchy.

(2) As of December 31, 2022, the Company had $16.0 million of unfunded commitments relating to these investments (December 31, 2021 - $13.8 million).

Hedge funds and private equity funds

The Company holds investments in hedge funds and private equity funds, which are included in other long-term investments. The following table summarizes investments in hedge funds and private equity interests by investment objective and sector as of December 31, 2022 and 2021:

	December 31, 2022				December 31, 2021			
	Fair value		Unfunded commitments		Fair value		Unfunded commitments	
Hedge funds								
Long/short multi-sector	$	8.8	$	—	$	19.8	$	—
Distressed mortgage credit		—		—		24.6		—
Private credit		20.7		—		24.2		—
Other		0.2		—		1.7		—
Total hedge funds		29.7		—		70.3		—
Private equity funds								
Energy infrastructure & services		10.2		5.0		48.4		19.0
Multi-sector		6.6		5.1		10.1		5.1
Healthcare		19.9		0.3		31.0		2.2
Life settlement		13.6		—		12.9		—
Manufacturing/Industrial		—		—		19.9		—
Private equity secondaries		0.4		0.1		0.5		0.4
Other		4.5		21.0		2.6		—
Total private equity funds		55.2		31.5		125.4		26.7
Total hedge and private equity funds included in other long-term investments	$	84.9	$	31.5	$	195.7	$	26.7

(1) The table excludes the Company's investments in TP Enhanced Fund, TP Venture Fund and TP Venture Fund II. See "Investment in related party investment funds" below for additional information.

Redemption of investments in certain hedge funds is subject to restrictions including lock-up periods where no redemptions or withdrawals are allowed, restrictions on redemption frequency, and advance notice periods for redemptions. Amounts requested for redemptions remain subject to market fluctuations until the redemption effective date, which generally falls at the end of the defined redemption period.

The following summarizes the December 31, 2022 fair value of hedge funds subject to restrictions on redemption frequency and advance notice period requirements for investments in active hedge funds:

	Notice Period					
Redemption Frequency	**1-29 days notice**	**30-59 days notice**	**60-89 days notice**	**90-119 days notice**	**120+ days notice**	**Total**
Quarterly	$ —	$ 0.1	$ 8.7	$ 0.1	$ —	$ 8.9
Semi-annual	—	—	0.1	—	—	0.1
Annual	—	—	—	0.1	20.6	20.7
Total	$ —	$ 0.1	$ 8.8	$ 0.2	$ 20.6	$ 29.7

Certain of the hedge fund and private equity fund investments in which the Company is invested are no longer active and are in the process of disposing of their underlying investments. Distributions from such funds are remitted to investors as the fund's underlying investments are liquidated. As of December 31, 2022, $6.3 million in distributions were outstanding from these investments.

Investments in private equity and other investment funds may be subject to a "lock-up" or commitment period during which investors may not request a redemption prior to the expected termination date. Distributions prior to the expected termination date of the fund may be limited to dividends or proceeds arising from the liquidation of the fund's underlying investments. In addition, certain private equity funds provide an option to extend the lock-up or commitment periods at either the sole discretion of the fund manager or upon agreement between the fund and the investors.

As of December 31, 2022, investments in private equity funds were subject to lock-up periods as follows:

	1 - 3 years	3 – 5 years	5 – 10 years	Total
Private equity funds – expected lock-up or commitment period remaining	$ 19.5	$ 19.9	$ 15.8	$ 55.2

Investment in related party investment funds

The following table provides the fair value of the Company's investments in related party investment funds as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Third Point Enhanced LP	$ 100.3	$ 878.2
Third Point Venture Offshore Fund I LP	26.0	31.4
Third Point Venture Offshore Fund II LP	2.5	—
Investments in related party investment funds, at fair value	$ 128.8	$ 909.6

Investment in Third Point Enhanced LP

On February 23, 2022, the Company entered into the Fourth Amended and Restated Exempted Limited Partnership Agreement of Third Point Enhanced LP ("TP Enhanced Fund") with Third Point Advisors LLC ("TP GP") and the other parties thereto (the "2022 LPA"), which amended and restated the Third Amended and Restated Exempted Limited Partnership Agreement dated August 6, 2020 (the "2020 LPA").

The TP Enhanced Fund investment strategy, as implemented by Third Point LLC, is intended to achieve superior risk-adjusted returns by deploying capital in both long and short investments with favorable risk/reward characteristics across select asset classes, sectors and geographies. Third Point LLC identifies investment opportunities via a bottom-up, value-oriented approach to single security analysis supplemented by a top-down view of portfolio and risk management. Third Point LLC seeks dislocations in certain areas of the capital markets or in the pricing of particular securities and supplements single security analysis with an approach to portfolio construction that includes sizing each investment based on upside/downside calculations, all with a view towards appropriately positioning and managing overall exposures.

The 2020 LPA was amended and restated to, among other things:

- add the right to withdraw the Company's capital accounts in TP Enhanced Fund as of any month-end in accordance with an agreed withdrawal schedule to be reinvested in, or contractually committed to, the Third Point Optimized Credit portfolio (the "TPOC Portfolio"), or other Third Point strategies ("TPE Withdrawn Amounts");

- remove restrictions on the Company's withdrawal rights following a change of control with respect to the Company;

- authorize the Company's Chief Investment Officer to exercise all decisions under the 2022 LPA, without the need for separate approval from the Investment Committee of the Company's Board of Directors;

- provide that the Company may amend the investment guidelines of the 2022 LPA from time to time for risk management purposes in consultation with TP GP;

- provide that the Company and TP GP may discuss the adoption of new risk parameters for TP Enhanced Fund from time to time, and TP GP will work with the Company to create additional risk management guidelines responsive to the Company's needs that do not fundamentally alter the general investment strategy or investment approach of TP Enhanced Fund;

- provide that the Company may increase or decrease TP Enhanced Fund's leverage targets upon reasonable prior notice to meet the business needs of the Company; and

- revise the "cause event" materiality qualifier with respect to violations of law related to Third Point LLC's investment-related business and Third Point LLC being subject to regulatory proceedings to include events that will likely have a material adverse effect on Third Point LLC's ability to provide investment management services to TP Enhanced Fund and/or the TPOC Portfolio.

All other material terms of the 2022 LPA remain consistent with the 2020 LPA.

Amended and Restated Investment Management Agreement

On February 23, 2022, the Company entered into an Amended and Restated Investment Management Agreement (the "2022 IMA") with Third Point LLC and the other parties thereto, which amended and restated the Investment Management Agreement dated August 6, 2020.

Pursuant to the 2022 IMA, Third Point LLC provides discretionary investment management services with respect to a newly established TPOC Portfolio, subject to investment and risk management guidelines, and continues to provide certain non-discretionary investment advisory services to the Company. The Company agreed to contribute to the TPOC Portfolio amounts withdrawn from TP Enhanced Fund on January 31, 2022 that were not invested or committed for investment in other Third Point strategies. The 2022 IMA contains revised term and termination rights, withdrawal rights, incentive fees, management fees, investment guidelines and advisory fees.

For the investment management services provided in respect of the TPOC Portfolio, the Company will pay Third Point LLC, from the assets of each sub-account, an annual incentive fee equal to 15% of outperformance over a specified benchmark. The Company will also pay Third Point LLC a monthly management fee equal to one twelfth of 0.50% (0.50% per annum) of the TPOC Portfolio, net of any expenses, and a fixed advisory fee for the advisory services equal to 1/4 of $1,500,000 per quarter.

Under the 2022 IMA, the Company may withdraw any amount from the TPOC Portfolio as of any month-end up to (i) the full balance of any sub-account established in respect of any capital contribution not in respect of TPE Withdrawn Amounts and (ii) any net profits in respect of any other sub-account. The Company may withdraw the TPOC Portfolio in full on March 31, 2026, and each successive anniversary of such date. The Company will have the right to withdraw funds monthly from the TPOC Portfolio upon the occurrence of certain events specified in the 2022 IMA, including, within 120 days following the occurrence of a Cause Event (as defined in the 2022 LPA), to meet capital adequacy requirements, to prevent a negative credit rating, for risk management purposes, underperformance of the TPOC Portfolio relative to investment funds managed by third-party managers and pursuing the same or substantially similar investment strategy as the TPOC Portfolio (i.e., which measure performance relative to the benchmark) for two or more consecutive calendar years or a Key Person Event (as defined in the 2022 LPA), subject to certain limitations on such withdrawals as specified in the 2022 IMA. The Company is also entitled to withdraw funds from the TPOC Portfolio in order to satisfy its risk management guidelines, upon prior written notice to Third Point LLC, in an amount not to exceed the Risk Management Withdrawable Amount (as defined in the 2022 LPA).

As of December 31, 2022, the Company had no unfunded commitments related to TP Enhanced Fund.

Investment in Third Point Venture Offshore Fund I LP

On March 1, 2021, SiriusPoint Bermuda entered into the Amended and Restated Exempted Limited Partnership Agreement ("2021 Venture LPA") of TP Venture Fund") which became effective on March 1, 2021. In accordance with the 2021 Venture LPA, Third Point Venture GP LLC ("TP Venture GP") serves as the general partner of TP Venture Fund.

The TP Venture Fund investment strategy, as implemented by Third Point LLC, is to generate attractive risk-adjusted returns through a concentrated portfolio of investments in privately-held companies, primarily in the expansion through late/pre-IPO stage. The TP Venture Fund may also invest in early stage companies. Due the nature of the fund, withdrawals are not permitted. Distributions prior to the expected termination date of the fund include, but are not limited to, dividends or proceeds arising from the liquidation of the fund's underlying investments.

As of December 31, 2022, the Company had $9.5 million of unfunded commitments related to TP Venture Fund. As of December 31, 2022, the Company holds interests of approximately 16.8% of the net asset value of TP Venture Fund.

Investment in Third Point Venture Offshore Fund II LP

On June 30, 2022, SiriusPoint Bermuda entered into the Amended and Restated Exempted Limited Partnership Agreement ("2022 Venture II LPA") of TP Venture Fund II"). In accordance with the 2022 Venture II LPA, Third Point Venture GP II LLC ("TP Venture GP II") serves as the general partner of TP Venture Fund II.

The TP Venture Fund II investment strategy, as implemented by Third Point LLC, is to generate attractive risk-adjusted returns through a concentrated portfolio of investments in privately-held companies, primarily in the expansion through late/pre-IPO stage. The TP Venture Fund may also invest in early stage companies. Due the nature of the fund, withdrawals are not permitted. Distributions prior to the expected termination date of the fund include, but are not limited to, dividends or proceeds arising from the liquidation of the fund's underlying investments.

As of December 31, 2022, the Company had $22.5 million of unfunded commitments related to TP Venture Fund II. As of December 31, 2022, the Company holds interests of approximately 17.8% of the net asset value of TP Venture Fund II.

8. Total realized and unrealized investment gains (losses) and net investment income

Total realized and unrealized investment gains (losses) and net investment income for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

	2022	2021	2020
Debt securities, available for sale	$ 35.1	$ —	$ —
Debt securities, trading	(115.6)	(4.9)	72.7
Short-term investments	17.7	1.6	—
Other long-term investments	(10.6)	35.2	—
Equity securities	(0.4)	(2.5)	—
Net realized and unrealized investment gains (losses) from related party investment funds	(210.5)	304.0	195.0
Realized and unrealized investment gains and net investment income before other investment expenses and investment income (loss) on cash and cash equivalents	(284.3)	333.4	267.7
Investment expenses	(20.3)	(11.6)	(1.1)
Net investment loss on cash and cash equivalents	(18.1)	(9.3)	12.3
Total realized and unrealized investment gains (losses) and net investment income (loss)	$ (322.7)	$ 312.5	$ 278.9

Net realized and unrealized gains (losses) on investments

Net realized and unrealized investment gains (losses) for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

	2022	2021	2020
Gross realized gains	$ 56.2	$ 40.4	$ 64.3
Gross realized losses	(132.3)	(9.6)	(15.9)
Net realized gains (losses) on investments	(76.1)	30.8	48.4
Net unrealized gains (losses) on investments	(149.4)	(47.7)	20.8
Net realized and unrealized gains (losses) on investments (1) (2)	$ (225.5)	$ (16.9)	$ 69.2

(1) Excludes realized and unrealized gains (losses) on the Company's investments in related party investment funds and unrealized gains (losses) from available for sale investments, net of tax.

(2) Includes net realized and unrealized gains (losses) of $5.6 million from related party investments included in other long-term investments for the year ended December 31, 2022 (2021 - $12.9 million and 2020 - none).

Net realized investment gains (losses)

Net realized investment gains (losses) for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

	2022	2021	2020
Debt securities, available for sale	$ 2.7	$ —	$ —
Debt securities, trading	(66.7)	12.3	46.4
Short-term investments	(2.9)	(0.1)	—
Equity securities	(2.3)	(0.1)	—
Other long-term investments	2.9	14.1	—
Net investment income (loss) on cash and cash equivalents	(9.8)	4.6	2.0
Net realized investment gains (losses) (1)	$ (76.1)	$ 30.8	$ 48.4

(1) Includes realized gains (losses) due to foreign currency of $(25.2) million for the year ended December 31, 2022 (2021 - $4.5 million and 2020 - $1.6 million).

Net unrealized investment gains (losses)

Net unrealized investment gains (losses) for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

		2022		2021		2020
Debt securities, trading (1)	$	(105.0)	$	(40.2)	$	14.9
Short-term investments		(0.3)		1.4		—
Equity securities		1.8		(2.5)		—
Other long-term investments		(25.7)		11.2		—
Net investment income (loss) on cash and cash equivalents		(20.2)		(17.6)		5.9
Net unrealized investment gains (losses) (2)	$	(149.4)	$	(47.7)	$	20.8

(1) Includes unrealized losses, excluding foreign currency, of $15.0 million for the year ended December 31, 2022 (2021 - $23.9 million and 2020 - none).

(2) Includes unrealized gains (losses) due to foreign currency of $17.9 million for the year ended December 31, 2022 (2021 - $(32.8) million and 2020 - $6.0 million).

The following table summarizes the amount of total (losses) included in earnings attributable to unrealized investment (losses) – Level 3 investments for the years ended December 31, 2022, 2021 and 2020:

		2022		2021		2020
Debt securities, trading	$	0.7	$	—	$	—
Other long-term investments		(15.4)		(5.7)		—
Total unrealized investment (losses) – Level 3 investments	$	(14.7)	$	(5.7)	$	—

9.   Investments in unconsolidated entities

The Company's investments in unconsolidated entities are included within other long-term investments and consist of investments in common equity securities or similar instruments, which give the Company the ability to exert significant influence over the investee's operating and financial policies. Such investments may be accounted for under either the equity method ("equity method eligible entities") or, alternatively, the Company may elect to account for them under the fair value option ("equity method eligible unconsolidated entities").

The following table presents the components of other long-term investments as of December 31, 2022 and 2021:

		December 31, 2022		December 31, 2021
Equity method eligible unconsolidated entities, using the fair value option (1)	$	147.9	$	168.1
Equity method investments		41.8		83.2
Other unconsolidated investments, at fair value (2)		124.5		198.8
Other unconsolidated investments, at cost (3)		63.0		6.0
Total other long-term investments	$	377.2	$	456.1

(1) Excludes the Company's investments in Related Party Investment Funds, which are equity method eligible but are carried outside of other long-term investments. See Notes 7 and 11 for additional information on these related party investment funds.

(2) Includes other long-term investments that are not equity method eligible and are measured at fair value.

(3) The Company has elected to apply the cost adjusted for market observable events less impairment measurement alternative to investments that do not meet the criteria to be accounted for under the equity method, in which the investment is measured at cost and remeasured to fair value when impaired or upon observable transaction prices.

10.   Derivatives

The Company holds derivative financial instruments for both risk management and investment purposes.

Foreign currency risk derivatives

The Company executes foreign currency forwards, call options, swaps, and futures to manage foreign currency exposure. The foreign currency risk derivatives are not designated or accounted for under hedge accounting. Changes in fair value are presented within foreign exchange (gains) losses. The fair value of the swaps and forwards are estimated using a single broker quote, and accordingly, are classified as a Level 3 measurement. The fair value of the futures is widely available and have quoted prices in active markets, and accordingly, were classified as a Level 1 measurement. The Company holds $15.2 million in collateral associated with the foreign currency derivatives.

Weather Derivatives

The Company holds assets and assumes liabilities related to weather and weather contingent risk management products. Weather and weather contingent derivative contracts are entered into with the objective of generating profits in normal climatic conditions. Accordingly, the Company's weather and weather contingent derivatives are not designed to meet the criteria for hedge accounting under GAAP. The Company receives payment of premium at the contract inception in exchange for bearing the risk of variations in a quantifiable weather index. Changes in fair value are presented within net corporate and other expenses. Management uses available market data and internal pricing models based upon consistent statistical methodologies to estimate the fair value. Because of the significance of the unobservable inputs used to estimate the fair value of the Company's weather risk contracts, the fair value measurements of the contracts are deemed to be Level 3 measurements in the fair value hierarchy as of December 31, 2022. The Company does not provide or hold any collateral associated with the weather derivatives.

Interest rate cap

The Company entered into an interest rate swap ("Interest rate cap") that matured on June 30, 2022 with two financial institutions where it paid an upfront premium and in return receives a series of quarterly payments based on the 3-month London Interbank Offered Rate ("LIBOR") at the time of payment. Changes in fair value are recognized as unrealized gains or losses and are presented within net investment income.

The following table summarizes information on the classification and amount of the fair value of derivatives not designated as hedging instruments within the Company's consolidated balance sheets as of December 31, 2022 and 2021:

Derivatives not designated as hedging instruments	December 31, 2022			December 31, 2021		
	Derivative assets at fair value[1]	Derivative liabilities at fair value[2]	Notional Value	Derivative assets at fair value[1]	Derivative liabilities at fair value[2]	Notional Value
Foreign currency forwards	$ 9.0	$ —	$ 425.1	$ —	$ 1.3	$ 83.6
Foreign currency swaps	—	1.5	264.6	—	1.7	40.0
Weather derivatives	—	4.9	30.6	—	0.8	6.2
Foreign currency futures contracts	—	—	—	0.2	—	133.9
Equity warrants	—	—	—	0.1	—	0.1
Interest rate cap	$ —	$ —	$ —	$ —	$ —	$ 250.0

(1) Derivative assets are classified within other assets in the Company's consolidated balance sheets.

(2) Derivative liabilities are classified within accounts payable, accrued expenses and other liabilities in the Company's consolidated balance sheets.

The following table summarizes information on the classification and net impact on earnings, recognized in the Company's consolidated statements of income (loss) relating to derivatives during the years ended December 31, 2022, 2021 and 2020:

Derivatives not designated as hedging instruments	Classification of gains (losses) recognized in earnings	2022	2021	2020
Foreign currency futures contracts	Foreign exchange (gains) losses	$ (32.1)	$ (8.0)	$ —
Foreign currency forwards	Foreign exchange (gains) losses	(8.1)	(1.3)	—
Weather derivatives	Other revenues	7.3	0.9	—
Foreign currency swaps	Foreign exchange (gains) losses	1.5	0.2	—
Equity warrants	Net realized and unrealized investment gains (losses)	(0.1)	(0.3)	—
Foreign currency call options	Foreign exchange (gains) losses	$ —	$ 0.4	$ —

Underwriting-related derivatives

The following tables identify the listing currency, fair value and notional amounts of underwriting-related derivatives included in the consolidated balance sheets as of December 31, 2022 and 2021:

| | | December 31, 2022 | | December 31, 2021 | |
	Listing currency	Fair Value	Notional Amounts [1]	Fair Value	Notional Amounts [1]
Derivative assets					
Reinsurance contracts accounted for as derivative assets	British Pound	$ 0.5	$ 16.5	$ 1.2	$ 49.3
Reinsurance contracts accounted for as derivative liabilities	British Pound	$ 2.2	$ 76.4	$ 0.1	$ 37.4

(1) The absolute notional exposure represents the Company's derivative activity as of December 31, 2022 and 2021, which is representative of the volume of derivatives held during the period.

11. Variable and voting interest entities

The Company consolidates the results of operations and financial position of every voting interest entity ("VOE") in which it has a controlling financial interest and variable interest entities ("VIE") in which it is considered to be the primary beneficiary in accordance with guidance in ASC 810, Consolidation. The consolidation assessment, including the determination as to whether an entity qualifies as a VOE or VIE, depends on the facts and circumstances surrounding each entity.

Consolidated variable interest entities

Alstead Re

Alstead Re Insurance Company ("Alstead Re") is considered a VIE and the Company has concluded that it is the primary beneficiary of Alstead Re because the Company can exercise control over the activities that most significantly impact the economic performance of Alstead Re. As a result, the Company has consolidated the results of Alstead Re in its consolidated financial statements. As of December 31, 2022, Alstead Re's assets and liabilities included in the Company's consolidated balance sheets were $14.0 million and $9.0 million, respectively (December 31, 2021 - $9.8 million and $5.5 million, respectively).

Arcadian

Arcadian Risk Capital Ltd. ("Arcadian") is considered a VIE and the Company has concluded that it is the primary beneficiary of Arcadian because the Company can exercise control over the activities that most significantly impact the economic performance of Arcadian. As a result, the Company has consolidated the results of Arcadian in its consolidated financial statements. The Company's ownership in Arcadian as of December 31, 2022 was 49%, and its financial exposure to Arcadian is limited to its investment in Arcadian's common shares and other financial support up to $18.0 million through an unsecured promissory note. As of December 31, 2022, Arcadian's assets and liabilities, after intercompany eliminations, included in the Company's consolidated balance sheets were $32.3 million and $9.7 million, respectively (December 31, 2021 - $29.0 million and $7.0 million, respectively).

Joyn

Joyn Insurance Services Inc. ("Joyn") was considered a VIE through the third quarter of 2022 and the Company concluded that it was the primary beneficiary of Joyn because the Company could have exercised control over the activities that most significantly impact the economic performance of Joyn. As a result, the Company had consolidated the results of Joyn in its consolidated financial statements. During the quarter ended December 31, 2022, an additional investment was made in Joyn by third parties, after which Joyn no longer met the criterion for consolidation. During the year ended December 31, 2022, the Company recognized a pre-tax loss of $8.7 million related to Joyn, recorded in other revenues in the Company's consolidated statements of income (loss). As of December 31, 2022, the investment in Joyn is recorded in other long-term investments in the Company's consolidated balance sheets utilizing cost adjusted for market observable events less impairment method.

As of December 31, 2021, Joyn's assets and liabilities, after intercompany eliminations, included in the Company's consolidated balance sheets were $7.8 million and $4.1 million, respectively.

Consolidated voting interest entities

Alta Signa

On June 30, 2022, the Company entered into a strategic partnership with Alta Signa Holdings ("Alta Signa"), a European MGA specializing in financial and professional lines insurance. The Company's ownership in Alta Signa as of December 31, 2022 was 75.1%. Alta Signa is considered a VOE and the Company holds a majority of the voting interests through its seats on Alta Signa's board of directors. As a result, the Company has consolidated the results of Alta Signa in its consolidated financial statements. As of December 31, 2022, Alta Signa's assets and liabilities, after intercompany eliminations, included in the Company's consolidated balance sheets were $8.0 million and $2.1 million, respectively.

Noncontrolling interests

Noncontrolling interests represent the portion of equity in consolidated subsidiaries not attributable, directly or indirectly, to the Company. The following table is a reconciliation of the beginning and ending carrying amount of noncontrolling interests for the years ended December 31, 2022 and 2021:

	2022	2021
Balance, beginning of period	$ (0.4)	$ 1.4
Sirius Group acquisition and other business combinations (1)	0.8	0.3
Net income (loss) attributable to noncontrolling interests	0.8	(2.3)
Contributions (Redemptions)	—	0.2
Derecognition of noncontrolling interest (2)	6.7	—
Balance, end of period	$ 7.9	$ (0.4)

(1) See Note 3 for additional information related to the acquisition of Sirius Group.
(2) See above for additional information on the derecognition of noncontrolling interest in Joyn.

Non-consolidated variable interest entities

The Company is a passive investor in certain third-party-managed hedge and private equity funds, some of which are VIEs. The Company is not involved in the design or establishment of these VIEs, nor does it actively participate in the management of the VIEs. The exposure to loss from these investments is limited to the carrying value of the investments at the balance sheet date.

The Company calculates maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE, (ii) the notional amount of VIE assets or liabilities where the Company has also provided credit protection to the VIE with the VIE as the referenced obligation, and (iii) other commitments and guarantees to the VIE. The Company does not have any VIEs that it sponsors nor any VIEs where it has recourse to it or has provided a guarantee to the VIE interest holders.

The following table presents total assets of unconsolidated VIEs in which the Company holds a variable interest, as well as the maximum exposure to loss associated with these VIEs as of December 31, 2022 and December 31, 2021:

	Total VIE Assets	Maximum Exposure to Loss		
		On-Balance Sheet	Off-Balance Sheet	Total
December 31, 2022				
Other long-term investments [1]	$ 211.5	$ 144.0	$ 2.0	$ 146.0
December 31, 2021				
Other long-term investments [1]	$ 326.2	$ 177.5	$ 2.1	$ 179.6

(1) Excludes the Company's investments in Related Party Investment Funds which are also VIEs and are discussed separately below.

Third Point Enhanced LP

As of December 31, 2022, the Company and TP GP hold interests of approximately 89.4% and 10.6%, respectively, of the net asset value of TP Enhanced Fund. As a result, both entities hold significant financial interests in TP Enhanced Fund. However, TP GP controls all of the investment decision-making authority and the Company does not have the power to direct the activities which most significantly impact the economic performance of TP Enhanced Fund. As a result, the Company is not considered the primary beneficiary and does not consolidate TP Enhanced Fund. The Company's maximum exposure to loss corresponds to the value of its investments in TP Enhanced Fund.

Investment in Third Point Venture Offshore Fund I LP

TP Venture GP controls all of the investment decision-making authority of the TP Venture Fund. The Company does not have the power to direct the activities which most significantly impact the economic performance of the TP Venture Fund. The Company's maximum exposure to loss corresponds to the value of its investment in TP Venture Fund. See Note 7 for additional information on the Company's investment in TP Venture Fund.

Investment in Third Point Venture Offshore Fund II LP

TP Venture GP II controls all of the investment decision-making authority of the TP Venture Fund II. The Company does not have the power to direct the activities which most significantly impact the economic performance of the TP Venture Fund II. The Company's maximum exposure to loss corresponds to the value of its investment in TP Venture Fund II. See Note 7 for additional information on the Company's investment in TP Venture Fund II.

12. Loss and loss adjustment expense reserves

As of December 31, 2022 and 2021, loss and loss adjustment expense reserves in the consolidated balance sheets was comprised of the following:

	December 31, 2022	December 31, 2021
Case loss and loss adjustment expense reserves	$ 1,980.2	$ 1,916.8
Incurred but not reported loss and loss adjustment expense reserves	3,226.5	2,868.2
Unallocated loss adjustment expense reserves	62.0	55.8
Deferred gains on retroactive reinsurance contracts	—	0.6
	$ 5,268.7	$ 4,841.4

Reserving methodologies

The Company establishes loss and loss adjustment expense reserves that are estimates of future amounts needed to pay claims and related expenses for events that have already occurred. The Company also obtains reinsurance whereby another reinsurer contractually agrees to indemnify the Company for all or a portion of the insurance or reinsurance risks underwritten by the Company. The Company establishes estimates of amounts recoverable from the reinsurer in a manner consistent with the loss and loss adjustment expense liability associated with the original policies issued, net of an allowance for uncollectible amounts. Net reinsurance loss reserves represent loss and loss adjustment expense reserves reduced by reinsurance recoverable on unpaid losses.

The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain. Based on the above, such uncertainty may be larger relative to the reserves for reinsurance compared to insurance, and certainty may take a longer time to emerge. Upon notification of a loss from an insured (either a ceding company or a primary insured), the Company establishes case reserves, including loss adjustment expense reserves, based upon the Company's share of the amount of reserves reported by the insured and the Company's independent evaluation of the loss.

Generally, initial actuarial estimates of IBNR reserves not related to a specific event are based on the expected loss ratio method applied to each class of business. The Company regularly reviews the adequacy of its recorded reserves by using a variety of generally accepted actuarial methods, including incurred and paid loss development methods and Bornhuetter-Ferguson paid and incurred loss methods. Use of these methods involves key assumptions, including expected loss ratios and paid and incurred loss development factors. Key to the projection of ultimate losses are the selection and weighting of the actuarial methods. Estimates of the initial expected ultimate losses involve management judgment and are based on historical information for that class of business, which includes loss ratios, market conditions, changes in pricing and conditions, underwriting changes, changes in claims emergence and other factors that may influence expected ultimate losses. If actual loss activity differs substantially from expectations, an adjustment to recorded reserves may be warranted. The uncertainties that could lead to these substantial differences are primarily due to the lapse of time to receive the reporting of the claims and the ultimate settlement of the claims; the diversity of development patterns among different lines of business; and the reliance on cedents, managing general underwriters, and brokers for information regarding claims. As time passes, loss reserve estimates for a given year will rely more on actual loss activity and historical patterns than on initial loss ratio assumptions.

Catastrophe event estimates

Some of the Company's contracts are exposed to losses from catastrophes (either natural catastrophes or man-made catastrophes). Given the high-severity, low-frequency nature of these events, the losses typically generated from catastrophe events do not lend themselves to traditional actuarial reserving methods, such as those described above. Therefore, the reserving approach for these types of coverages is to estimate the ultimate cost associated with a single loss event rather than analyzing the historical development patterns of past losses for estimating ultimate losses for an entire contract. The Company estimates reserves for these catastrophe events on a contract-by-contract basis by means of a review of policies with known or potential exposure to a particular loss event. The Company considers the following information when making these contract-by-contract estimates of catastrophe event losses: information provided by cedents and brokers; industry loss estimates; our estimated market share; catastrophe model output; and the terms and conditions of the contracts with exposure to those events. Initial estimates are established in the period that a catastrophe event occurs and are then monitored each subsequent quarter, considering the latest information available.

Roll forward of loss and loss adjustment expense reserves

The following table represents the activity in the loss and loss adjustment expense reserves for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Gross reserves for loss and loss adjustment expenses, beginning of year	$ 4,841.4	$ 1,310.1	$ 1,111.7
Less: loss and loss adjustment expenses recoverable, beginning of year	(1,215.3)	(14.4)	(5.5)
Less: deferred charges on retroactive reinsurance contracts	(1.4)	(6.0)	(6.7)
Net reserves for loss and loss adjustment expenses, beginning of year	3,624.7	1,289.7	1,099.5
Increase (decrease) in net loss and loss adjustment expenses incurred in respect of losses occurring in:			
Current year	1,609.7	1,369.1	431.5
Prior years	(21.3)	(42.6)	33.8
Total incurred loss and loss adjustment expenses	1,588.4	1,326.5	465.3
Net loss and loss adjustment expenses paid in respect of losses occurring in:			
Current year	(316.1)	(271.2)	(73.6)
Prior years	(939.2)	(1,178.9)	(209.5)
Total net paid losses	(1,255.3)	(1,450.1)	(283.1)
Foreign currency translation	(66.3)	(9.2)	8.0
Amounts acquired as a result of Sirius Group acquisition [1]	—	2,467.8	—
Net reserves for loss and loss adjustment expenses, end of year	3,891.5	3,624.7	1,289.7
Plus: loss and loss adjustment expenses recoverable, end of year	1,376.2	1,215.3	14.4
Plus: deferred charges on retroactive reinsurance contracts [2]	1.0	1.4	6.0
Gross reserves for loss and loss adjustment expenses, end of year	$ 5,268.7	$ 4,841.4	$ 1,310.1

(1)   Represents the fair value of Sirius Group's reserves for claims and claim expenses, net of reinsurance recoverables, acquired at February 26, 2021. See Note 3 for additional information related to the acquisition of Sirius Group.

(2)   Deferred charges on retroactive contracts are recorded in other assets on the Company's consolidated balance sheets.

The Company's prior year reserve development arises from changes to estimates of losses and loss adjustment expenses related to loss events that occurred in previous calendar years.

For the year ended December 31, 2022, the Company recorded $21.3 million of net favorable prior year loss reserve development driven by favorable development due to reserve releases in COVID-19 and A&H reserves due to better than expected loss experience, with the most significant offsetting movements being reserve strengthening in direct Workers' Compensation reserves based on reported loss emergence, and in the Property lines, driven by the current elevated level of inflation.

For the year ended December 31, 2021, the Company recorded $42.6 million of net favorable prior year loss reserve development driven by $18.6 million of net favorable prior year reserve development in the Reinsurance segment as a result of better than expected loss reserve emergence on historical property events relating to multiple accident years and better than expected attritional loss experience, $13.5 million of net favorable prior year reserve development in the Insurance & Services segment as a result of better than expected loss experience in A&H for recent accident years, and $10.5 million of net favorable prior year reserve development in Corporate as a result of better than expected loss experience on property and contingency classes moved to runoff in 2021.

For the year ended December 31, 2020, the Company recorded $33.8 million of net adverse prior years loss reserve development, which includes $18.8 million increase in loss reserves resulting from increases in premium earnings estimates on certain contracts and $15.0 million of net adverse reserve development related to increases in loss reserve estimates. In total, the change in net underwriting loss for prior periods due to loss reserve development and adjustments to premium earnings estimates, after the impact of any offsetting changes in acquisition costs as a result of sliding scale or profit commissions, resulted in a $30.5 million increase in the net underwriting loss for the year ended December 31, 2020. The adverse underwriting loss development was a result of accumulated loss experience and cedent reserving increases, indicating that underlying casualty loss trends were higher than initial pricing and reserving.

Incurred and paid development tables by accident year

The Company manages its business on the basis of two operating segments, Reinsurance and Insurance & Services. The Company has disaggregated its loss information presented in the tables below by line of business in each segment. The Company has presented the below development tables for all accident years shown using exchange rates as at December 31, 2022. All accident years prior to the current year have been restated and presented using the current year exchange rate.

The Company's loss reserve analysis is based primarily on underwriting year data. The preparation of accident year development tables requires an allocation of underwriting year data to the corresponding accident years. For instance, a contract written in one particular underwriting year may have exposure to losses from two or more accident years. These allocations are done using accident year loss payment and reporting patterns, along with premium earnings patterns. These patterns are derived from either company-specific or industry historical loss data, depending on availability and applicability. The Company believes that its allocations are reasonable; however, to the extent that the Company's allocation procedure for loss and loss adjustment expenses incurred differs from actual historical development, the actual loss development may differ materially from the loss development presented.

As described in the roll forward of loss and loss adjustment expense reserves section above, changes in the Company's loss and loss adjustment expense reserves result from both re-estimating loss reserves as well as changes in premium estimates.

Reinsurance

The following tables provide a breakdown of the Company's loss and allocated loss adjustment expenses incurred, net and net loss and allocated loss adjustment expenses paid by accident year by line of business for the Company's Reinsurance segment for the year ended December 31, 2022. The information related to loss and allocated loss adjustment expenses incurred, net and net loss and allocated loss adjustment expenses paid for the years ended December 31, 2013 through 2021 is presented as supplementary information and is unaudited:

Aviation & Space

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
	<-- Unaudited -->										
2013	$ 38.4	$ 34.3	$ 31.2	$ 29.9	$ 30.8	$ 30.9	$ 31.0	$ 30.7	$ 31.4	$ 31.6	$ —
2014	—	31.8	34.3	30.8	29.8	29.7	28.3	30.0	29.2	29.7	(2.2)
2015	—	—	34.6	31.0	35.0	34.0	33.3	33.5	34.3	34.9	1.7
2016	—	—	—	31.7	32.0	33.0	35.3	34.9	35.2	36.3	(0.1)
2017	—	—	—	—	33.7	42.6	43.8	45.3	45.7	48.4	0.5
2018	—	—	—	—	—	47.7	50.3	58.2	60.7	63.2	3.1
2019	—	—	—	—	—	—	60.2	71.6	75.7	93.8	21.2
2020	—	—	—	—	—	—	—	39.8	41.5	39.9	1.5
2021	—	—	—	—	—	—	—	—	41.9	37.5	9.8
2022	—	—	—	—	—	—	—	—	—	58.2	46.0
Total										$ 473.5	$ 81.5

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	<-- Unaudited -->									
2013	$ 12.4	$ 18.1	$ 22.1	$ 24.7	$ 26.4	$ 27.1	$ 28.4	$ 28.5	$ 29.4	$ 29.4
2014	—	6.2	14.2	19.7	22.0	23.6	24.2	25.7	25.3	25.8
2015	—	—	8.8	18.2	24.2	30.5	32.0	32.8	33.4	34.0
2016	—	—	—	7.5	19.2	26.3	28.7	32.0	33.2	34.3
2017	—	—	—	—	8.9	23.5	32.2	35.5	39.1	40.6
2018	—	—	—	—	—	14.2	27.3	36.5	42.2	46.2
2019	—	—	—	—	—	—	8.3	22.3	32.3	37.7
2020	—	—	—	—	—	—	—	10.8	22.1	29.5
2021	—	—	—	—	—	—	—	—	6.5	15.0
2022	—	—	—	—	—	—	—	—	—	6.9
Total										$ 299.4
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										174.1
Net reserves for loss and allocated loss adjustment expenses prior to 2013										2.4
Aviation & Space - net reserves for loss and allocated loss adjustment expenses, end of year										$ 176.5

Casualty

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
					<--------------- Unaudited --------------->						
2013	$ 72.1	$ 53.4	$ 57.9	$ 57.9	$ 57.9	$ 57.8	$ 57.4	$ 57.6	$ 57.0	$ 57.2	$ —
2014	—	178.1	178.3	182.4	171.5	172.6	171.8	172.3	171.8	171.3	0.8
2015	—	—	223.5	256.7	237.5	237.6	237.9	240.4	240.4	239.8	5.9
2016	—	—	—	270.3	267.2	265.5	261.7	264.6	265.2	264.6	12.1
2017	—	—	—	—	246.2	253.5	254.7	258.8	261.9	262.5	27.7
2018	—	—	—	—	—	317.3	340.4	346.8	349.3	351.9	63.7
2019	—	—	—	—	—	—	388.8	423.9	441.4	446.0	138.3
2020	—	—	—	—	—	—	—	377.7	416.8	414.9	214.3
2021	—	—	—	—	—	—	—	—	351.8	342.5	211.9
2022	—	—	—	—	—	—	—	—	—	391.4	317.5
Total										$2,942.1	$ 992.2

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
					<--------------- Unaudited --------------->					
2013	$ 11.3	$ 27.8	$ 40.4	$ 46.8	$ 51.4	$ 53.6	$ 55.0	$ 55.4	$ 56.0	$ 55.9
2014	—	51.1	128.3	147.6	153.5	161.1	164.3	166.2	167.2	168.2
2015	—	—	75.7	151.7	184.6	201.3	210.9	218.9	223.7	226.7
2016	—	—	—	64.9	171.4	196.4	212.3	224.0	232.3	239.3
2017	—	—	—	—	82.3	136.1	157.2	180.1	199.0	212.6
2018	—	—	—	—	—	57.2	111.2	151.0	211.2	237.5
2019	—	—	—	—	—	—	45.5	116.2	181.2	236.9
2020	—	—	—	—	—	—	—	38.0	65.7	137.2
2021	—	—	—	—	—	—	—	—	29.1	77.9
2022	—	—	—	—	—	—	—	—	—	24.6
Total										$1,616.8
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										1,325.3
Net reserves for loss and allocated loss adjustment expenses prior to 2013										9.5
Casualty - net reserves for loss and allocated loss adjustment expenses, end of year										$1,334.8

Contingency

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
	<-- Unaudited -->										
2013	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ —
2014	—	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	0.5	0.5	1.1	0.7	0.8	0.7	—
2018	—	—	—	—	—	1.4	1.7	1.5	1.6	1.4	—
2019	—	—	—	—	—	—	1.8	1.8	1.8	1.8	—
2020	—	—	—	—	—	—	—	13.7	11.2	11.7	1.2
2021	—	—	—	—	—	—	—	—	8.4	10.4	0.1
2022	—	—	—	—	—	—	—	—	—	8.7	0.6
Total										$ 34.8	$ 1.9

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	<-- Unaudited -->									
2013	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1
2014	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	(0.1)	0.1	0.4	0.6	0.6	0.6
2018	—	—	—	—	—	(0.1)	0.8	1.3	1.3	1.4
2019	—	—	—	—	—	—	(0.1)	1.1	1.2	1.5
2020	—	—	—	—	—	—	—	3.2	4.1	11.2
2021	—	—	—	—	—	—	—	—	3.6	7.3
2022	—	—	—	—	—	—	—	—	—	4.0
Total										$ 26.1
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										8.7
Net reserves for loss and allocated loss adjustment expenses prior to 2013										0.8
Contingency - net reserves for loss and allocated loss adjustment expenses, end of year										$ 9.5

Credit & Bond

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
	<--- Unaudited --->										
2013	$ 29.1	$ 28.3	$ 27.4	$ 27.0	$ 27.8	$ 27.4	$ 27.7	$ 27.8	$ 28.3	$ 28.7	$ 0.8
2014	—	25.1	24.6	25.2	23.2	22.2	22.0	21.9	22.1	22.1	(2.0)
2015	—	—	23.7	23.3	22.5	20.9	20.0	19.4	19.4	19.7	0.6
2016	—	—	—	19.3	17.9	17.6	16.7	16.3	16.6	16.0	0.1
2017	—	—	—	—	24.3	25.0	24.0	22.5	22.5	21.5	3.2
2018	—	—	—	—	—	30.8	31.3	30.5	30.8	29.7	1.5
2019	—	—	—	—	—	—	40.2	38.4	38.0	35.1	3.0
2020	—	—	—	—	—	—	—	44.7	41.1	38.9	10.5
2021	—	—	—	—	—	—	—	—	22.5	21.6	9.6
2022	—	—	—	—	—	—	—	—	—	37.5	25.8
Total										$ 270.8	$ 53.1

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	<--- Unaudited --->									
2013	$ 11.1	$ 19.0	$ 22.0	$ 23.2	$ 23.9	$ 24.0	$ 24.2	$ 24.2	$ 24.5	$ 26.2
2014	—	7.5	13.6	17.9	19.9	20.5	20.9	20.9	21.0	21.2
2015	—	—	4.6	12.6	16.8	18.1	18.2	18.1	18.0	18.3
2016	—	—	—	5.3	10.4	13.2	14.3	14.7	15.0	15.3
2017	—	—	—	—	3.9	10.2	14.4	15.5	15.9	17.3
2018	—	—	—	—	—	8.2	17.6	22.9	24.2	25.4
2019	—	—	—	—	—	—	9.7	20.7	26.8	28.5
2020	—	—	—	—	—	—	—	18.6	20.6	23.5
2021	—	—	—	—	—	—	—	—	4.4	7.2
2022	—	—	—	—	—	—	—	—	—	7.7
Total										$ 190.6
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										80.2
Net reserves for loss and allocated loss adjustment expenses prior to 2013										2.5
Credit & Bond - net reserves for loss and allocated loss adjustment expenses, end of year										$ 82.7

Marine & Energy

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
					<--- Unaudited --->						
2013	$ 19.9	$ 17.8	$ 16.6	$ 15.8	$ 15.4	$ 15.4	$ 15.5	$ 15.6	$ 15.2	$ 14.9	$ 0.5
2014	—	21.7	20.3	18.7	17.4	16.9	17.6	17.5	17.5	17.4	(0.2)
2015	—	—	26.7	28.6	26.5	26.0	25.8	26.3	26.2	26.2	—
2016	—	—	—	29.9	28.2	24.5	24.4	24.5	24.4	24.5	—
2017	—	—	—	—	34.1	30.0	29.0	31.5	31.1	31.2	0.3
2018	—	—	—	—	—	18.8	20.3	20.3	20.0	20.3	0.9
2019	—	—	—	—	—	—	18.5	18.9	19.1	19.2	0.6
2020	—	—	—	—	—	—	—	19.9	18.0	18.1	5.2
2021	—	—	—	—	—	—	—	—	24.6	22.8	11.8
2022	—	—	—	—	—	—	—	—	—	22.5	17.0
Total										$ 217.1	$ 36.1

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
					<--- Unaudited --->					
2013	$ 2.5	$ 8.1	$ 10.9	$ 12.2	$ 12.4	$ 12.7	$ 12.9	$ 13.0	$ 13.0	$ 12.9
2014	—	3.8	9.8	13.2	14.5	15.0	15.1	16.1	16.1	16.1
2015	—	—	3.0	10.0	19.5	23.6	24.6	25.2	25.3	25.3
2016	—	—	—	5.9	14.2	17.5	20.1	22.1	23.1	23.6
2017	—	—	—	—	4.8	12.9	19.0	23.2	24.9	26.7
2018	—	—	—	—	—	2.8	8.7	14.3	15.0	15.9
2019	—	—	—	—	—	—	2.5	7.3	10.2	11.6
2020	—	—	—	—	—	—	—	1.9	6.3	8.4
2021	—	—	—	—	—	—	—	—	1.9	4.4
2022	—	—	—	—	—	—	—	—	—	2.7
Total										$ 147.6
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										69.5
Net reserves for loss and allocated loss adjustment expenses prior to 2013										0.9
Marine & Energy - net reserves for loss and allocated loss adjustment expenses, end of year										$ 70.4

Mortgage

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
	<-- Unaudited -->										
2013	$ 0.3	$ 0.3	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ —
2014	—	3.6	0.7	0.7	0.6	0.6	0.6	0.6	0.6	0.5	—
2015	—	—	1.7	1.7	1.6	1.6	0.8	0.8	0.8	0.8	—
2016	—	—	—	5.9	5.5	5.8	1.4	2.2	1.9	1.7	0.3
2017	—	—	—	—	8.0	8.4	2.2	3.1	2.5	2.4	0.8
2018	—	—	—	—	—	11.2	4.3	5.5	4.9	4.3	2.1
2019	—	—	—	—	—	—	7.0	8.7	8.0	6.9	4.1
2020	—	—	—	—	—	—	—	12.0	11.8	7.8	5.0
2021	—	—	—	—	—	—	—	—	11.1	7.7	5.0
2022	—	—	—	—	—	—	—	—	—	8.8	6.3
Total										$ 41.0	$ 23.6

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	<-- Unaudited -->									
2013	$ —	$ —	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1	$ 0.1
2014	—	—	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6
2015	—	—	0.3	0.5	0.7	0.7	0.8	0.8	0.8	0.8
2016	—	—	—	0.1	0.5	0.8	1.0	1.0	1.0	1.0
2017	—	—	—	—	0.1	0.7	1.0	1.1	1.0	1.2
2018	—	—	—	—	—	0.3	1.2	1.3	1.4	1.4
2019	—	—	—	—	—	—	0.8	1.6	1.8	1.7
2020	—	—	—	—	—	—	—	1.4	1.5	1.3
2021	—	—	—	—	—	—	—	—	1.1	1.1
2022	—	—	—	—	—	—	—	—	—	0.9
Total										$ 10.1
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										30.9
Net reserves for loss and allocated loss adjustment expenses prior to 2013										—
Mortgage - net reserves for loss and allocated loss adjustment expenses, end of year										$ 30.9

Property

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
	<-- Unaudited -->										
2013	$ 224.2	$ 247.2	$ 236.2	$ 233.0	$ 231.7	$ 231.4	$ 230.8	$ 231.2	$ 230.5	$ 230.1	$ 0.2
2014	—	198.3	203.0	201.3	205.5	205.8	205.5	205.2	205.5	205.5	(0.6)
2015	—	—	210.8	208.2	212.3	212.8	211.5	211.5	211.6	211.2	(5.6)
2016	—	—	—	286.0	285.6	288.3	288.6	286.6	285.8	285.6	0.8
2017	—	—	—	—	455.5	499.0	508.9	514.6	514.2	510.3	11.1
2018	—	—	—	—	—	452.8	510.1	516.9	510.0	502.4	16.6
2019	—	—	—	—	—	—	515.1	500.8	500.2	483.8	27.1
2020	—	—	—	—	—	—	—	563.1	554.9	524.0	104.1
2021	—	—	—	—	—	—	—	—	596.9	662.1	161.4
2022	—	—	—	—	—	—	—	—	—	334.7	171.4
Total										$3,949.7	$ 486.5

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	<-- Unaudited -->									
2013	$ 55.4	$ 166.2	$ 204.4	$ 216.6	$ 220.9	$ 222.7	$ 224.3	$ 225.6	$ 225.6	$ 225.9
2014	—	49.1	136.5	170.8	187.3	193.5	197.4	198.3	199.2	199.5
2015	—	—	52.5	144.2	177.1	192.8	201.0	203.3	205.3	205.8
2016	—	—	—	62.2	186.8	238.2	261.3	272.3	276.2	278.0
2017	—	—	—	—	86.6	311.4	398.6	453.7	465.9	480.4
2018	—	—	—	—	—	67.9	312.8	406.6	437.9	457.9
2019	—	—	—	—	—	—	67.5	291.6	380.4	414.5
2020	—	—	—	—	—	—	—	76.6	220.5	330.2
2021	—	—	—	—	—	—	—	—	79.2	232.5
2022	—	—	—	—	—	—	—	—	—	45.0
Total										$2,869.7
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										1,080.0
Net reserves for loss and allocated loss adjustment expenses prior to 2013										29.7
Property - net reserves for loss and allocated loss adjustment expenses, end of year										$1,109.7

Insurance & Services

The following tables provide a breakdown of the Company's loss and allocated loss adjustment expenses incurred, net and net loss and allocated loss adjustment expenses paid by accident year by line of business for the Company's Insurance & Services segment for the year ended December 31, 2022. The information related to loss and allocated loss adjustment expenses incurred, net and net loss and allocated loss adjustment expenses paid for the years ended December 31, 2013 through 2021 is presented as supplementary information and is unaudited:

A&H

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
	<-- Unaudited -->										
2013	$ 124.6	$ 122.2	$ 117.7	$ 117.2	$ 116.6	$ 115.8	$ 115.7	$ 115.5	$ 115.6	$ 115.5	$ —
2014	—	130.4	131.5	130.0	130.0	129.1	129.0	128.9	129.1	129.1	0.1
2015	—	—	152.2	148.5	145.2	143.9	143.5	143.6	143.6	143.6	0.3
2016	—	—	—	172.3	172.0	167.9	166.4	166.2	165.8	165.9	2.3
2017	—	—	—	—	176.5	172.6	166.0	163.8	163.6	163.9	(0.6)
2018	—	—	—	—	—	200.2	207.6	205.5	203.8	203.8	(1.6)
2019	—	—	—	—	—	—	274.7	269.8	261.1	260.8	(1.5)
2020	—	—	—	—	—	—	—	311.3	305.4	282.8	13.7
2021	—	—	—	—	—	—	—	—	223.1	216.3	21.2
2022	—	—	—	—	—	—	—	—	—	355.1	156.6
Total										$2,036.8	$ 190.5

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	<-- Unaudited -->									
2013	$ 54.1	$ 102.7	$ 113.1	$ 114.5	$ 115.8	$ 115.2	$ 115.2	$ 115.3	$ 115.3	$ 115.3
2014		59.1	110.9	124.3	126.0	126.0	126.7	126.8	126.8	126.8
2015			75.2	129.6	141.0	142.6	142.9	143.0	143.0	143.0
2016				97.6	149.3	160.9	162.8	163.3	163.0	163.1
2017					58.8	146.9	159.5	160.3	160.7	160.8
2018						90.6	187.5	204.2	205.4	205.8
2019							130.9	235.6	252.6	255.7
2020								107.0	246.1	273.2
2021									120.6	182.8
2022										169.7
Total										$1,796.2
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										240.6
Net reserves for loss and allocated loss adjustment expenses prior to 2013										(0.4)
A&H - net reserves for loss and allocated loss adjustment expenses, end of year										$ 240.2

Environmental

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
	<--- Unaudited --->										
2013	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2014	—	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	0.4	0.1	0.1	0.1	0.1	—
2019	—	—	—	—	—	—	4.5	4.6	2.7	2.8	0.9
2020	—	—	—	—	—	—	—	3.6	3.2	3.4	2.9
2021	—	—	—	—	—	—	—	—	4.7	4.9	3.3
2022	—	—	—	—	—	—	—	—	—	11.8	11.4
Total										$ 23.0	$ 18.5

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	<--- Unaudited --->									
2013	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2014	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	0.1	0.1	0.1
2019	—	—	—	—	—	—	—	0.9	1.8	1.9
2020	—	—	—	—	—	—	—	—	0.3	0.5
2021	—	—	—	—	—	—	—	—	—	0.8
2022	—	—	—	—	—	—	—	—	—	—
Total										$ 3.3
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										19.7
Net reserves for loss and allocated loss adjustment expenses prior to 2013										—
Environmental - net reserves for loss and allocated loss adjustment expenses, end of year										$ 19.7

Workers' Compensation

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
	<--- Unaudited --->										
2013	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2014	—	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	1.5	1.5	1.1	1.2	0.6	0.2
2019	—	—	—	—	—	—	18.6	16.6	15.7	15.7	1.3
2020	—	—	—	—	—	—	—	45.8	46.9	47.6	2.8
2021	—	—	—	—	—	—	—	—	94.9	119.1	34.2
2022	—	—	—	—	—	—	—	—	—	97.7	67.9
Total										$ 280.7	$ 106.4

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	<--- Unaudited --->									
2013	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2014	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	0.2	0.3	0.4	0.5
2019	—	—	—	—	—	—	1.3	6.8	10.0	12.6
2020	—	—	—	—	—	—	—	4.2	19.7	29.1
2021	—	—	—	—	—	—	—	—	10.4	43.9
2022	—	—	—	—	—	—	—	—	—	8.5
Total										$ 94.6
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										186.1
Net reserves for loss and allocated loss adjustment expenses prior to 2013										—
Workers' Compensation - net reserves for loss and allocated loss adjustment expenses, end of year										$ 186.1

Other

Loss and allocated loss adjustment expenses incurred, net

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	IBNR loss and ALAE reserves, net
	<-- Unaudited -->										
2013	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2014	—	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	2.6	2.2	2.2	1.1
2021	—	—	—	—	—	—	—	—	61.7	62.1	42.8
2022	—	—	—	—	—	—	—	—	—	238.2	213.3
Total										$ 302.5	$ 257.2

Cumulative net losses and allocated loss adjustment expenses paid

Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	<-- Unaudited -->									
2013	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2014	—	—	—	—	—	—	—	—	—	—
2015	—	—	—	—	—	—	—	—	—	—
2016	—	—	—	—	—	—	—	—	—	—
2017	—	—	—	—	—	—	—	—	—	—
2018	—	—	—	—	—	—	—	—	—	—
2019	—	—	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	—	—	0.4	0.8	0.9
2021	—	—	—	—	—	—	—	—	1.4	12.5
2022	—	—	—	—	—	—	—	—	—	15.6
Total										$ 29.0
Net reserves for loss and allocated loss adjustment expenses from 2013 to 2022										273.5
Net reserves for loss and allocated loss adjustment expenses prior to 2013										2.0
Other - net reserves for loss and allocated loss adjustment expenses, end of year										$ 275.5

Reconciliation of loss development information to loss and loss adjustment expense reserves

The following table provides a reconciliation of the Company's loss and loss adjustment expense reserves as of December 31, 2022:

	2022
Net reserves for loss and allocated loss adjustment expenses	
Reinsurance	
Aviation & Space	$ 176.5
Casualty	1,334.8
Contingency	9.5
Credit & Bond	82.7
Marine & Energy	70.4
Mortgage	30.9
Property	1,109.7
Insurance & Services	
A&H	240.2
Environmental	19.7
Workers' Compensation	186.1
Other	275.5
Corporate [1]	239.9
Net reserves for loss and allocated loss adjustment expenses, end of year	3,775.9
Loss and allocated loss adjustment expenses recoverable	
Reinsurance	
Aviation & Space	60.0
Casualty	9.1
Contingency	2.6
Credit & Bond	7.5
Marine & Energy	9.3
Mortgage	1.9
Property	527.3
Insurance & Services	
A&H	72.5
Environmental	7.6
Workers' Compensation	121.4
Other	129.6
Corporate	427.4
Total loss and allocated loss adjustment expenses recoverable	1,376.2
Unallocated loss adjustment expense reserves	62.0
Other items, net [2]	53.6
Deferred charges on retroactive reinsurance contracts	1.0
Gross reserves for loss and loss adjustment expenses, end of year	$ 5,268.7

(1) Corporate includes the results of all runoff business and is not presented in the loss development tables.
(2) Includes fair value adjustments associated with the acquisition of Sirius Group.

Cumulative claims frequency

The reporting of cumulative claims frequency for the reserve classes within the Reinsurance and Insurance & Services segments are deemed to be impracticable as the information necessary to provide cumulative claims frequency for these reserve classes is not available to the Company. The underlying claim count is not provided for most reinsurance contracts written on a quote share or aggregate loss basis, and certain MGAs report data to the Company in an aggregate format and therefore the information necessary to provide cumulative claims is not available.

Claims duration

The following table is presented as supplementary information and presents the Company's historical average annual percentage payout of loss and loss adjustment expenses incurred, net by age, as of December 31, 2022:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
				(Unaudited)						
Reinsurance										
Aviation & Space	19.1 %	23.2 %	15.3 %	8.3 %	6.4 %	2.7 %	3.4 %	0.2 %	2.4 %	— %
Casualty	16.3 %	20.8 %	13.0 %	10.2 %	5.8 %	3.5 %	2.1 %	1.0 %	0.7 %	(0.2)%
Contingency	30.3 %	26.3 %	51.8 %	13.9 %	3.6 %	1.6 %	0.1 %	(1.4)%	— %	(19.1)%
Credit & Bond	29.9 %	25.1 %	15.5 %	5.6 %	2.5 %	2.0 %	0.4 %	0.5 %	1.0 %	6.2 %
Marine & Energy	14.7 %	26.9 %	20.9 %	10.1 %	4.8 %	3.2 %	2.2 %	0.1 %	0.2 %	(0.2)%
Mortgage	12.6 %	11.0 %	3.7 %	1.9 %	0.8 %	1.5 %	0.4 %	(0.3)%	(0.2)%	— %
Property	16.3 %	38.9 %	18.2 %	7.7 %	3.2 %	1.8 %	0.7 %	0.4 %	0.1 %	0.2 %
Insurance & Services										
A&H	47.3 %	41.5 %	8.2 %	1.0 %	0.3 %	— %	— %	— %	— %	— %
Environmental	0.7 %	17.9 %	17.1 %	3.7 %	4.4 %	— %	— %	— %	— %	— %
Workers' Compensation	8.7 %	29.9 %	19.9 %	16.4 %	11.7 %	— %	— %	— %	— %	— %
Other	5.8 %	17.8 %	7.2 %	8.3 %	— %	— %	— %	— %	— %	— %

13.   Third party reinsurance

In the normal course of business, the Company seeks to protect its businesses from losses due to concentration of risk and losses arising from catastrophic events by reinsuring with third-party reinsurers. Additionally, retrocession can be used as a mechanism to share the risks and rewards of business written and therefore can be used as a tool to align the Company's interests with those of its counterparties. The Company remains liable for risks reinsured in the event that the reinsurer does not honor its obligations under reinsurance contracts.

The following tables provide a breakdown of the Company's written and earned premiums and loss and loss adjustment expenses from direct business, reinsurance assumed and reinsurance ceded for the years ended December 31, 2022, 2021 and 2020:

		2022		2021		2020
Written premiums:						
Direct	$	1,403.9	$	718.0	$	19.0
Assumed		2,005.8		1,518.5		569.5
Gross premiums written		3,409.7		2,236.5		588.5
Ceded		(860.5)		(502.3)		(46.3)
Net premiums written	$	2,549.2	$	1,734.2	$	542.2

		2022		2021		2020
Premiums earned:						
Direct	$	1,153.6	$	600.8	$	1.0
Assumed		1,915.2		1,598.5		638.8
Gross premiums earned		3,068.8		2,199.3		639.8
Ceded		(750.7)		(482.3)		(29.0)
Net premiums earned	$	2,318.1	$	1,717.0	$	610.8

	2022	2021	2020
Loss and loss adjustment expense:			
Direct	$ 778.0	$ 349.3	$ 0.8
Assumed	1,386.8	1,506.1	483.2
Loss and loss adjustment expense incurred	2,164.8	1,855.4	484.0
Ceded	(576.4)	(528.9)	(18.7)
Loss and loss adjustment expense incurred, net	$ 1,588.4	$ 1,326.5	$ 465.3

Because retrocessional reinsurance contracts do not relieve the Company of its obligation to its insureds, the collectability of balances due from the Company's reinsurers is important to its financial strength. The Company monitors the financial strength and ratings of retrocessionaires on an ongoing basis. As of December 31, 2022, the Company had loss and loss adjustment expenses recoverable of $1,376.2 million (December 31, 2021 - $1,215.3 million). Loss and loss adjustment expenses recoverable from the retrocessionaire are recorded as assets.

The following tables provide a listing of the Company's loss and loss adjustment expenses recoverable by the reinsurer's S&P rating and the percentage of total recoverables as of December 31, 2022 and 2021. With certain reinsurers, if S&P's rating was not available, an equivalent AM Best rating was used.

	December 31, 2022			
Rating [1] [2]	Gross	Collateral	Net	% of Net Total
AA	$ 252.8	$ 41.2	$ 211.6	29.5 %
A	370.6	48.5	322.1	44.9 %
BBB or lower	246.7	104.8	141.9	19.8 %
Not rated	506.1	464.2	41.9	5.8 %
Total	$ 1,376.2	$ 658.7	$ 717.5	100.0 %

	December 31, 2021			
Rating [1] [2]	Gross	Collateral	Net	% of Net Total
AA	$ 149.5	$ 1.7	147.8	22.6 %
A	360.8	16.0	344.8	52.6 %
BBB or lower	212.3	130.5	81.8	12.5 %
Not rated	492.7	412.0	80.7	12.3 %
Total	$ 1,215.3	$ 560.2	$ 655.1	100.0 %

(1) S&P's ratings as detailed above are: "AAA" (Extremely Strong), "AA" (Very strong), "A" (Strong) and "BBB" (Adequate).

(2) Not rated represents reinsurers who are not rated by either S&P or AM. Best. Included in the "Not rated" category as of December 31, 2022 is $327.7 million (2021 - $355.9 million) related to Pallas Reinsurance Ltd. as a result of the 2021 LPT, and the amount is fully collateralized.

The following tables provide a listing of the five highest loss and loss adjustment expenses recoverable by reinsurer, along with percentage of total recoverable amount, the reinsurer's S&P reinsurer rating and the percentage that the recoverable is collateralized as of December 31, 2022 and 2021:

	December 31, 2022			
	Balance	% of Total	S&P rating	% Collateralized
Reinsurer:				
Pallas Reinsurance Company Ltd.	$ 327.7	23.8 %	Not rated	100.0 %
General Insurance Corporation of India	184.9	13.4 %	BBB	31.3 %
Arch Reinsurance Ltd	79.6	5.8 %	A+	1.3 %
Swiss Reinsurance Company Ltd	68.6	5.0 %	AA-	25.8 %
Pie Casualty Insurance Company	$ 44.1	3.2 %	Not rated	100.0 %

		December 31, 2021		
	Balance	**% of Total**	**S&P rating**	**% Collateralized**
Reinsurer:				
Pallas Reinsurance Company Ltd.	$ 355.9	29.3 %	Not rated	100.0 %
General Insurance Corporation of India [1]	140.9	11.6 %	BBB	89.4 %
Swiss Reinsurance Company, Ltd.	34.8	2.9 %	AA-	13.4 %
Argo Capital Group Ltd.	28.6	2.4 %	Not rated	100.0 %
Lloyd's of London	$ 27.4	2.3 %	A+	51.8 %

(1) Reflects an AM Best rating of "B++" (Good).

14.   Allowance for expected credit losses

The Company is exposed to credit losses primarily through sales of its insurance and reinsurance products and services. The financial assets in scope of the current expected credit losses impairment model primarily include the Company's insurance and reinsurance balances receivable and loss and loss adjustment expenses recoverable. The Company pools these amounts by counterparty credit rating and applies a credit default rate that is determined based on the studies published by the rating agencies (e.g., AM Best, S&P). In circumstances where ratings are unavailable, the Company applies an internally developed default rate based on historical experience, reference data including research publications, and other relevant inputs.

The Company's assets in scope of the current expected credit loss assessment as of December 31, 2022 and December 31, 2021 are as follows:

	December 31, 2022	December 31, 2021
Insurance and reinsurance balances receivable, net [1]	$ 1,876.9	$ 1,708.2
Loss and loss adjustment expenses recoverable, net	1,376.2	1,215.3
Other assets [2]	52.4	14.5
Total assets in scope	$ 3,305.5	$ 2,938.0

(1)   As of December 31, 2022, one counterparty's insurance and reinsurance balances receivable of $236.5 million exceeded 10% of the Company's total insurance and reinsurance balances receivable (December 31, 2021 - no counterparties exceeded 10%).

(2)   Relates to MGA trade receivables (included in other assets in the Company's consolidated balance sheets), loans receivables (included in other long-term investments in the Company's consolidated balance sheets) and interest and dividend receivables.

The Company's allowance for expected credit losses was $34.3 million as of December 31, 2022 (December 31, 2021 - $21.6 million). For the year ended December 31, 2022, the Company recorded current expected credit losses of $12.7 million (2021 - $21.0 million and 2020 - $0.6 million). These amounts are included in net corporate and other expenses in the consolidated statements of income (loss).

The Company monitors counterparty credit ratings and macroeconomic conditions, and considers the most current AM Best and S&P credit ratings to determine the allowance each quarter. As of December 31, 2022, approximately 55% of the total gross assets in scope were balances with counterparties rated by either AM Best or S&P and, of the total rated, 78% were rated A- or better.

15. Debt and letter of credit facilities

Debt obligations

The following table represents a summary of the Company's debt obligations on its consolidated balance sheets as of December 31, 2022 and December 31, 2021:

	December 31, 2022		December 31, 2021	
	Amount	Effective rate [1]	Amount	Effective rate [1]
2017 SEK Subordinated Notes, at face value	$ 264.3	6.0 %	$ 303.1	4.1 %
Unamortized discount	(5.7)		(6.8)	
2017 SEK Subordinated Notes, carrying value	258.6		296.3	
2016 Senior Notes, at face value	400.0	4.5 %	400.0	4.5 %
Unamortized premium	4.8		6.0	
2016 Senior Notes, carrying value	404.8		406.0	
2015 Senior Notes, at face value	115.0	7.0 %	115.0	7.0 %
Unamortized issuance costs	(0.4)		(0.6)	
2015 Senior Notes, carrying value	114.6		114.4	
Total debt	$ 778.0		$ 816.7	

(1) Effective rate considers the effect of the debt issuance costs, discount, and premium.

2017 SEK Subordinated Notes

On September 22, 2017, Sirius Group, through SIG, issued floating rate callable subordinated notes denominated in Swedish kronor ("SEK") in the amount of SEK 2,750.0 million (or $346.1 million on date of issuance) at a 100% issue price ("2017 SEK Subordinated Notes"). The 2017 SEK Subordinated Notes were issued in an offering that was exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act"). The 2017 SEK Subordinated Notes bear interest on their principal amount at a floating rate equal to the applicable Stockholm Interbank Offered Rate for the relevant interest period plus an applicable margin, payable quarterly in arrears on March 22, June 22, September 22 and December 22 of each year until maturity in September 2047. Beginning on September 22, 2022, the 2017 SEK Subordinated Notes may be redeemed, in whole or in part, at the Company's option.

As a result of the Company's merger with SIG, the Company assumed the existing and outstanding aggregate principal amount of the 2017 SEK Subordinated Notes pursuant to the First Supplemental Subordinated Indenture, dated May 27, 2021, among SIG, the Company and The Bank of New York Mellon, as trustee (the "Trustee"). The Company was in compliance with all debt covenants as of and for the period ended December 31, 2022.

For the year ended December 31, 2022, the Company recorded $13.2 million of interest expense, inclusive of amortization of discount, on the 2017 SEK Subordinated Notes (2021 - $11.1 million). For the year ended December 31, 2022, the Company also recognized $38.0 million of foreign exchange (losses) gains on the translation of the 2017 SEK Subordinated Notes into USD from SEK (2021 - $25.2 million).

2016 Senior Notes

On November 1, 2016, Sirius Group, through SIG, issued $400.0 million face value of senior unsecured notes ("2016 Senior Notes") at an issue price of 99.2% for net proceeds of $392.4 million after taking into effect both deferrable and non-deferrable issuance costs. The 2016 SIG Senior Notes were issued in an offering that was exempt from the registration requirements of the Securities Act. The 2016 SIG Senior Notes bear an annual interest rate of 4.6%, payable semi-annually in arrears on May 1 and November 1 of each year until maturity in November 2026.

As a result of the Company's merger with SIG, the Company assumed the existing and outstanding aggregate principal amount of the 2016 SIG Senior Notes pursuant to the Third Supplemental Senior Indenture, dated May 27, 2021, among SIG, the Company and the Trustee. The Company was in compliance with all debt covenants as of and for the period ended December 31, 2022.

For the year ended December 31, 2022, the Company recorded $17.2 million of interest expense, inclusive of amortization of premium, on the 2016 Senior Notes (2021 - $14.7 million).

2015 Senior Notes

As of December 31, 2022, the Company had outstanding debt obligations consisting of an aggregate principal amount of $115.0 million of senior unsecured notes (the "2015 Senior Notes") due February 13, 2025. The 2015 Senior Notes bear interest at 7.0% and interest is payable semi-annually on February 13 and August 13 of each year. The Company was in compliance with all debt covenants as of and for the years ended December 31, 2022 and December 31, 2021.

As a result of the Company's merger with Third Point Re (USA) Holdings Inc, the Company acquired the existing and outstanding aggregate principal amount of the 2015 Senior Notes pursuant to the Second Supplemental Indenture, dated December 31, 2021, among Third Point Re (USA) Holdings Inc, the Company and the Trustee.

For the year ended December 31, 2022, the Company recorded $8.2 million of interest expense, inclusive of amortization of issuance costs, on the 2015 Senior Notes (2021 - $8.2 million).

Interest expense

Total interest expense incurred by the Company for its indebtedness for the year ended December 31, 2022 was $38.6 million (2021 - $34.0 million).

Standby letter of credit facilities

As of December 31, 2022, the Company had entered into the following letter of credit facilities:

| | Letters of Credit | | Collateral | |
	Committed Capacity	Issued	Cash and Cash Equivalents	Debt securities
Committed - Secured letters of credit facilities	$ 380.0	$ 288.0	$ 15.8	$ 205.9
Uncommitted - Secured letters of credit facilities	n/a	982.4	18.5	1,188.5
		$ 1,270.4	$ 34.3	$ 1,394.4

The Company's secured letter of credit facilities are bilateral agreements that generally renew on an annual basis. The letters of credit issued under the secured letter of credit facilities are fully collateralized. The above referenced facilities are subject to various affirmative, negative and financial covenants that the Company considers to be customary for such borrowings, including certain minimum net worth and maximum debt to capitalization standards. See Note 5 for additional information.

Revolving credit facility

In addition to the letter of credit facilities above, the Company entered into a three-year, $300.0 million senior unsecured revolving credit facility (the "Facility") with JPMorgan Chase Bank, N.A. as administrative agent, effective February 26, 2021. The Facility includes an option, subject to satisfaction of certain conditions including agreement of lenders representing greater than a majority of commitments, for the Company to request an extension by such lenders of the maturity date of the Facility by an additional 12 months. The Facility provides access to loans for working capital and general corporate purposes, and letters of credit to support obligations under insurance and reinsurance agreements, retrocessional agreements and for general corporate purposes. Loans and letters of credit under the Facility will become available, subject to customary conditions precedent. As of December 31, 2022, there were no outstanding borrowings under the Facility.

16.   Income taxes

The Company provides for income tax expense or benefit based upon pre-tax income or loss reported in the consolidated statements of income (loss) and the provisions of currently enacted tax laws. The Company and its Bermuda-domiciled subsidiaries are incorporated under the laws of Bermuda and are subject to Bermuda law with respect to taxation. Under current Bermuda law, the Company and its Bermuda-domiciled subsidiaries are not subject to any income or capital gains taxes in Bermuda. In the event that such taxes are imposed, the Company and its Bermuda-domiciled subsidiaries would be exempted from any such taxes until March 2035 under the Tax Assurance Certificates issued to such entities pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, as amended.

The Company has subsidiaries and branches that operate in various other jurisdictions around the world that are subject to tax in the jurisdictions in which they operate. The jurisdictions in which the Company's subsidiaries and branches are subject to tax are Australia, Belgium, Canada, Germany, Gibraltar, Hong Kong (China), Ireland, Luxembourg, Malaysia, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States.

The following is a summary of the Company's income (loss) before income tax (expense) benefit by jurisdiction for the years ended December 31, 2022, 2021 and 2020:

		2022		2021		2020
Bermuda	$	(151.7)	$	178.5	$	113.6
U.S.		(47.0)		21.8		38.1
U.K.		(9.7)		1.9		0.2
Sweden		(174.6)		(138.1)		—
Luxembourg		(37.2)		(20.5)		—
Other		(2.5)		1.5		—
Income (loss) before income tax (expense) benefit	$	(422.7)	$	45.1	$	151.9

For the years ended December 31, 2022, 2021 and 2020, income tax (expense) benefit consisted of the following:

		2022		2021		2020
Current tax (expense) benefit:						
U.S. Federal	$	1.6	$	(3.5)	$	(0.1)
State		(0.9)		(1.8)		—
Non-U.S.		(3.2)		(18.2)		—
Total current tax (expense) benefit		(2.5)		(23.5)		(0.1)
Deferred tax (expense) benefit:						
U.S. Federal		20.7		(13.1)		(8.0)
State		2.0		(4.8)		—
Non-U.S.		16.5		52.1		—
Total deferred tax (expense) benefit		39.2		34.2		(8.0)
Total income tax (expense) benefit	$	36.7	$	10.7	$	(8.1)

Effective Rate Reconciliation

The following table presents a reconciliation of expected income taxes to income tax (expense) benefit for the years ended December 31, 2022, 2021 and 2020:

		2022		2021		2020
Tax (expense) benefit at the 0% Bermuda statutory rate	$	—	$	—	$	—
Differences in taxes resulting from:						
Non-Bermuda earnings		52.9		17.6		(8.0)
Change in valuation allowance		(14.3)		10.5		—
Foreign currency effects		(10.7)		(19.0)		—
Change in uncertain tax positions		8.0		(8.0)		(0.1)
Provision-to-return true up		3.9		(0.5)		—
Tax rate change		2.7		4.3		—
Tax on Safety Reserve		(2.4)		(1.0)		—
Non-taxable/deductible income		(1.4)		7.2		—
Other, net		(1.3)		0.5		—
State taxes expense		(0.7)		(0.9)		—
Total income tax (expense) benefit	$	36.7	$	10.7	$	(8.1)

For the year ended December 31, 2022, the non-Bermuda component of pre-tax income (loss) was $(270.8) million (2021 - $(133.5) million and 2020 - $38.3 million).

The Tax Cuts and Jobs Act ("TCJA") includes a Base Erosion and Anti-Abuse Tax ("BEAT") provision, which is essentially a minimum tax on certain otherwise deductible payments made by U.S. entities to non-U.S. affiliates, including cross-border interest payments and reinsurance premiums paid or ceded. The statutory BEAT rate is 10% through 2025, and then rises to

12.5% in 2026 and thereafter. The TCJA also includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of certain foreign subsidiaries. Consistent with accounting guidance, the Company will treat BEAT as an in period tax charge when incurred in future periods for which no deferred taxes need to be provided and has made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income taxes related to BEAT or GILTI was recorded as of December 31, 2022 and December 31, 2021.

The Company has capital and liquidity in many of its subsidiaries, some of which may reflect undistributed earnings. If such capital or liquidity were to be paid or distributed to the Company or to one of its intermediary subsidiaries as dividends or otherwise, they may be subject to withholding tax by the source country and/or income tax by the recipient country. The Company generally intends to operate, and manage its capital and liquidity, in a tax-efficient manner. However, the applicable tax laws in relevant countries are still evolving, including in connection with guidance and proposals from the Organization for Economic Cooperation and Development (OECD). Accordingly, such payments or distributions may be subject to income or withholding tax in jurisdictions where they are not currently taxed or at higher rates of tax than currently taxed, and the applicable tax authorities could attempt to apply income or withholding tax to past earnings or payments. It is not practicable to estimate the income tax liabilities that might be incurred if such earnings were remitted since it is driven by facts at the time of distribution.

Deferred Tax Inventory

The following table presents the tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
Deferred tax assets:				
Non-U.S. net operating loss carryforwards	$	301.1	$	273.3
Unearned premiums		22.1		13.4
U.S. federal net operating loss and capital carryforwards		17.8		19.4
Purchase accounting		16.9		17.8
Tax credit carryforwards		16.0		26.2
Investment basis differences		10.7		5.9
Discounting of loss and loss adjustment expense reserves		9.3		7.6
Unrealized losses on investments		9.0		—
Incentive compensation and benefit accruals		5.8		5.7
Deferred interest		4.3		3.9
Allowance for doubtful accounts		4.0		2.9
Other items		4.0		5.2
Total gross deferred tax assets		421.0		381.3
Valuation allowance		(114.3)		(113.3)
Total adjusted deferred tax asset	$	306.7	$	268.0
Deferred tax liabilities:				
Safety reserve	$	126.5	$	150.1
Deferred acquisition costs		22.5		6.7
Intangible assets		13.4		14.3
Foreign currency translation on investments		0.9		1.7
Unrealized gains on investments		—		3.8
Other Items		2.9		4.8
Total deferred tax liabilities		166.2		181.4
Net deferred tax assets	$	140.5	$	86.6

Of the net deferred tax asset, net of valuation allowance, of $140.5 million as of December 31, 2022, $70.9 million relates to net deferred tax assets in U.S. subsidiaries, $129.6 million relates to net deferred tax assets in Luxembourg subsidiaries,

$5.2 million relates to net deferred tax liabilities in UK subsidiaries, $53.9 million relates to net deferred tax liabilities in Sweden subsidiaries, and $0.9 million relates to net deferred tax liabilities in other jurisdictions.

The Company records a valuation allowance against deferred tax assets if it becomes more likely than not that all or a portion of deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in income tax expense in the period of change. In determining whether or not a valuation allowance, or change therein, is warranted, the Company considers factors such as prior earnings history, expected future earnings, carryback and carryforward periods and strategies that if executed would result in the realization of a deferred tax asset. It is possible that certain planning strategies or projected earnings in certain subsidiaries may not be feasible to utilize the entire deferred tax asset, which could result in material changes to the Company's deferred tax assets and tax expense.

Based on this approach, for the year ended December 31, 2022, the Company recorded $114.3 million in the valuation allowance applicable to deferred tax assets. Of the $114.3 million, $69.4 million relates to net operating loss carryforwards in Luxembourg subsidiaries, $38.5 million relates primarily to net operating loss carryforward in the United Kingdom and $6.4 million relates to foreign tax credits in the United States.

Net Operating Loss and Capital Loss Carryforwards

Net operating loss and capital loss carryforwards as of December 31, 2022, the expiration dates and the deferred tax assets thereon are as follows:

| | December 31, 2022 | | | | |
	United States	Luxembourg	Sweden	U.K.	Total
2023-2027	$ 3.0	$ —	$ —	$ —	$ 3.0
2028-2042	63.0	74.8	—	—	137.8
No expiration date	21.1	723.6	312.1	150.3	1,207.1
Total	87.1	798.4	312.1	150.3	1,347.9
Gross deferred tax asset	18.0	199.1	64.3	37.6	319.0
Valuation allowance	—	(69.4)	—	(37.6)	(107.0)
Net deferred tax asset	$ 18.0	$ 129.7	$ 64.3	$ —	$ 212.0

The Company expects to utilize net operating loss carryforwards in Luxembourg of $524.1 million but does not expect to utilize the remainder based on forecasted taxable income. The U.S. net operating loss carryforwards of $87.1 million are subject to an annual limitation on utilization under Internal Revenue Code Section 382. Of the Section 382 limited loss carryforwards, $3.0 million will expire between 2023 and 2025, $63.0 million will expire between 2036 and 2039 and the remaining $21.1 million does not expire. The Company expects to utilize all of the U.S. net operating loss carryforwards.

Foreign Tax Credits

As of December 31, 2022, there are U.S. foreign tax credits carryforwards available of $8.1 million, of which minimal amount expires in 2023 and the remaining will expire between 2024 and 2031. As of December 31, 2022, there are alternative minimum tax credit carryforwards of $0.1 million which do not expire and are expected to become fully refundable beginning in the 2024 tax year under the TCJA. Further, there are Swedish foreign tax credits carryforwards available of $7.8 million and will start to expire in 2026.

Uncertain Tax Positions

Recognition of the benefit of a given tax position is based upon whether a company determines that it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. In evaluating the more likely than not recognition threshold, the Company must presume that the tax position will be subject to examination by a taxing authority with full knowledge of all relevant information. If the recognition threshold is met, then the tax position is measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement.

The following table is a reconciliation of the beginning and ending unrecognized tax benefits for the years ended December 31, 2022 and 2021:

	Permanent differences [1]	Temporary differences [2]	Interest and penalties [3]	Total
Balance as of January 1, 2021	$ 1.1	$ —	$ 0.5	$ 1.6
Acquisition of Sirius Group	0.7	0.1	0.1	0.9
Changes in prior year tax positions	(0.1)	(0.1)	0.1	(0.1)
Tax positions taken during the current year	8.0	0.3	—	8.3
Balance as of December 31, 2021	9.7	0.3	0.7	10.7
Changes in prior year tax positions	(8.0)	(0.3)	—	(8.3)
Lapse in statute of limitations	(0.1)	—	—	(0.1)
Balance as of December 31, 2022	$ 1.6	$ —	$ 0.7	$ 2.3

(1) Represents the amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate.
(2) Represents the amount of unrecognized tax benefits that, if recognized, would create a temporary difference between the reported amount of an item in the consolidated balance sheets and its tax basis.
(3) Net of tax benefit.

As of December 31, 2022, the total reserve for unrecognized tax benefits is $2.3 million. If the Company determines in the future that its reserves for unrecognized tax benefits on permanent differences and interest and penalties are not needed, the reversal of $1.6 million of such reserves as of December 31, 2022 would be recorded as an income tax benefit and would impact the effective tax rate.

The Company classifies all interest and penalties on unrecognized tax benefits as part of income tax expense. During the year ended December 31, 2022, the Company did not recognize interest expense, net of any tax benefit (2021 - $0.1 million and 2020 - none). As of December 31, 2022, the balance of accrued interest, net of any tax benefit, is $0.7 million (2021 - $0.7 million).

Tax Examinations

With few exceptions, which are not material, the Company is no longer subject to U.S. federal, state or non-U.S. income tax examinations by tax authorities for years before 2018.

17. Shareholders' equity

Common shares

The following table presents a summary of the common shares issued and outstanding as of and for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Common shares issued and outstanding, beginning of year	161,929,777	95,582,733	94,225,498
Issuance of common shares, net of forfeitures and shares withheld	942,923	3,133,969	1,012,939
Shares repurchased	(695,047)	—	—
Options exercised	—	220,000	—
Performance restricted shares granted, net of forfeitures and shares withheld	—	(1,431,963)	344,296
Issuance of common shares for Sirius Group acquisition	—	58,331,196	—
Issuance of common shares to related party	—	6,093,842	—
Common shares issued and outstanding, end of year	162,177,653	161,929,777	95,582,733

The Company's authorized share capital consists of 300,000,000 common shares with a par value of $0.10 each. During the years ended December 31, 2022, 2021 and 2020, the Company did not pay any dividends to its common shareholders.

Preference shares

The Company's authorized share capital also consists of 30,000,000 preference shares with a par value of $0.10 each.

Series B preference shares

The Company has 8,000,000 of Series B preference shares outstanding, par value $0.10. Dividends on the Series B preference shares will be cumulative and payable quarterly in arrears at an initial rate of 8.0% per annum. The preference shareholders will have no voting rights with respect to the Series B preference shares unless dividends have not been paid for six dividend periods, whether or not consecutive, in which case the holders of the Series B preference shares will have the right to elect two directors.

The dividend rate will reset on each five-year anniversary of issuance at a rate equal to the five-year U.S. treasury rate at such time plus 7.298%. The Series B preference shares are perpetual and have no fixed maturity date. The Series B preference shares will provide for redemption rights by the Company (i) in whole, or in part, on each five-year anniversary of issuance at 100%, (ii) in whole, but not in part, (a) upon certain rating agency events, at 102%, (b) upon certain capital disqualification events, at 100%, and (c) upon certain tax events, at 100%.

On June 28, 2021 and August 12, 2021, the Company entered into Underwriting Agreements with the Series B preference shareholders (the "Selling Shareholders") pursuant to which the Selling Shareholders sold to the public market an aggregate of 8,000,000 Series B preference shares. The Company did not receive any proceeds from the sale of the Series B preference shares by the Selling Shareholders. The transaction did not change the underlying conditions of the Series B preference shares. The Series B preference shares are listed on the New York Stock Exchange under the symbol "SPNT PB".

During the year ended December 31, 2022, the Company declared and paid dividends of $16.0 million (2021 - $12.1 million) to the Series B preference shareholders.

Share repurchases

On February 28, 2018, the Company's Board of Directors authorized the repurchase of an additional $148.3 million common shares, which together with the authorized amount remaining under the previously announced share repurchase program would allow the Company to repurchase up to $200.0 million of the Company's outstanding common shares in the aggregate. On August 5, 2021, the Company's Board of Directors expanded the scope of the prior authority to include the repurchase of outstanding CVRs and warrants. Under the common share repurchase program, the Company may repurchase shares from time to time in privately negotiated transactions or in open-market purchases in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

During the year ended December 31, 2022, the Company repurchased 695,047 of its common shares in the open market for $5.0 million at a weighted average cost, including commissions, of $7.17 per share. Common shares repurchased by the Company during the period were retired.

As of December 31, 2022 the Company was authorized to repurchase up to an aggregate of $56.3 million of outstanding common shares, CVRs and warrants under its repurchase program.

18.   Share-based compensation and employee benefit plans

Share-based compensation

As of December 31, 2022, the Company's share-based awards consisted of Restricted Share Units ("RSUs"), Performance Share Units ("PSUs"), Restricted Share Awards ("RSAs") and options.

As part of the 2022-2024 annual long-term incentive award cycle, the Company granted to its employees a number of RSUs pursuant to the terms and conditions of the SiriusPoint Ltd. 2013 Omnibus Incentive Plan. The RSUs generally vest over three years in equal, one-third installments on each anniversary of the award grant date subject to continued provision of services through the applicable vesting date. As of December 31, 2022, 17,018,916 (December 31, 2021 - 18,532,406) of the Company's common shares were available for future issuance under the equity incentive compensation plans.

The total share-based compensation expense recognized during the years ended December 31, 2022, 2021 and 2020 was $26.8 million, $22.6 million and $6.6 million, respectively.

As of December 31, 2022, the Company had $24.2 million (December 31, 2021 - $37.0 million) of unamortized share compensation expense, which is expected to be amortized over a weighted average period of 1.7 years (December 31, 2021 - 2.4 years).

Restricted Share Units

RSU activity for the year ended December 31, 2022 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value
Balance as of January 1, 2022	3,428,888	$ 10.14
Granted	4,928,981	6.53
Forfeited	(1,214,252)	5.89
Vested	(1,982,204)	9.85
Balance as of December 31, 2022	5,161,413	$ 7.29

RSUs with service condition vest either ratably or at the end of the required service period and contain certain restrictions during the vesting period, relating to, among other things, forfeiture in the event of termination of employment or service and transferability.

Restricted Share Awards

Restricted share award activity for the year ended December 31, 2022 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value
Balance as of January 1, 2022	2,590,194	$ 10.13
Granted	237,118	6.01
Forfeited	(292,989)	8.80
Vested	(825,715)	10.22
Balance as of December 31, 2022	1,708,608	$ 7.40

RSAs vest either ratably or at the end of the required service period and contain certain restrictions during the vesting period, relating to, among other things, forfeiture in the event of termination of employment or service and transferability.

Performance Share Units

PSU activity for the year ended December 31, 2022 was as follows:

	Number of non-vested PSUs	Number of non-vested PSUs probable of vesting	Weighted average grant date fair value of PSUs probable of vesting
Balance as of January 1, 2022	1,085,294	1,085,294	$ 10.30
Granted	—	—	—
Forfeited	(495,502)	(495,502)	10.33
Vested	(13,114)	(13,114)	10.36
Balance as of December 31, 2022	576,678	576,678	$ 9.85

PSUs vest over four distinct performance periods subject to participant's continued provision of services to the Company until the vesting date.

Options

The share options issued to management under the Share Incentive Plan are subject to a service condition. The fair value of share options issued were estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model used the following assumptions for options granted during the year ended December 31, 2022 and December 31, 2021 (there were no options granted for the year ended December 31, 2020):

	2022	2021
Dividend yield	— %	— %
Risk free interest rate	3.57 %	1.55 %
Expected volatility[1]	32.30 %	34.17 %
Expected life (in years)	6.3	6.5
Weighted average grant date fair value	$1.93	$3.28

(1) The volatility assumption used was based on the average estimated volatility of a reinsurance peer group.

The options activity for the years ended December 31, 2022 were as follows:

	Number of options	Weighted average exercise price
Outstanding as of January 1, 2022	7,087,095	$ 12.61
Granted	2,905,709	6.94
Forfeited and expired	(4,650,065)	12.92
Exercised	—	—
Outstanding as of December 31, 2022	5,342,739	9.25
Exercisable as of December 31, 2022	2,781,527	$ 11.01

As of December 31, 2022 the weighted average remaining contractual term for options outstanding and exercisable was 4.0 years and 1.6 years, respectively (2021 - 2.0 years and 2.1 years, respectively).

As of December 31, 2022, the aggregate intrinsic value of options outstanding and options exercisable was immaterial (December 31, 2021 - nil). For the year ended December 31, 2022, the Company did not receive proceeds from the exercise of options (2021 - $2.2 million).

Employee Benefit Plans

The Company operates several retirement plans in accordance with the local regulations and practices. These plans cover substantially all of the Company's employees and provide benefits to employees in event of death, disability, or retirement.

Defined benefit plans

Swedish and German employees of SiriusPoint International can participate in defined benefit plans which are based on the employees' pension entitlements and length of employment. In Sweden, where a defined benefit pension plan is mandated by the government, SiriusPoint International's employees participate in collective agreements funded by SiriusPoint International. These collective agreements are managed by third party trustees who calculate the pension obligation, invoice SiriusPoint International for additional funding and invest the funds. All employees in Germany are covered by defined benefit pension plans sponsored by SiriusPoint International called SiriusPoint Re GmbH Pension Plan. Paid pension premiums are invested with Skandia Liv for employees in Sweden and with Allianz for employees in Germany.

As of December 31, 2022, the projected benefit obligation of SiriusPoint International's various benefit plans was $18.3 million (2021 - $20.4 million) and the funded status was $6.0 million (2021 - $2.3 million). As of December 31, 2022, the Swedish plan had a funded status of $7.6 million (2021 - $6.0 million) and the German plan had a funded status of $(1.6) million (2021 - $(3.7) million). The accumulated benefit obligation for the year ended December 31, 2022 was $13.5 million (2021 - $20.4 million).

Defined contribution plans

In the United Kingdom, SiriusPoint International contributes 12% of the employee's salary. Contributed funds are invested into an annuity of the employee's choice. In Belgium, SiriusPoint International contributes 6.5% - 8.5% of the employee's salary. In Switzerland, employees are eligible to participate in an industry-sponsored pension plan, which is a combination of a defined contribution and a defined benefit plan. SiriusPoint International incurs 60% - 70% of the total premium charges and the employees incur the remaining 30% - 40%. In Sweden, the insurance industry's occupational pension plan is a combination of a defined contribution and a defined benefit plan, in which SiriusPoint International contributes 5.5% - 31.3% of the employee's salary dependent on base salary. In Bermuda, SiriusPoint Bermuda's employees are eligible for retirement benefits through defined contribution retirement plans. SiriusPoint Bermuda and employees contribute an amount equal to a specified percentage of each employee's salary. The Company's U.S. subsidiaries' employees are eligible for retirement benefits through 401(k) retirement savings plans. These plans provide qualifying employees with matching contributions from the Company based on the amount of employee contribution. Total expenses related to the Company's contributions to the above defined contribution plans was $6.1 million for the year ended December 31, 2022 (2021 - $6.9 million and 2020 - $0.9 million).

19. Earnings (loss) per share available to SiriusPoint common shareholders

The following sets forth the computation of basic and diluted earnings (loss) per share available to SiriusPoint common shareholders for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Weighted-average number of common shares outstanding:	($ in millions, except share and per share amounts)		
Basic number of common shares outstanding	160,228,588	148,667,770	92,510,090
Dilutive effect of options	—	—	—
Dilutive effect of warrants	—	—	—
Dilutive effect of restricted share units	—	1,488,696	447,709
Diluted number of common shares outstanding	160,228,588	150,156,466	92,957,799
Basic earnings (loss) per common share:			
Net income (loss) available to SiriusPoint common shareholders	$ (402.8)	$ 44.6	$ 143.5
Net income allocated to SiriusPoint participating common shareholders	—	(3.4)	(1.1)
Net income (loss) allocated to SiriusPoint common shareholders	$ (402.8)	$ 41.2	$ 142.4
Basic earnings (loss) per share available to SiriusPoint common shareholders	$ (2.51)	$ 0.28	$ 1.54
Diluted earnings (loss) per common share:			
Net income (loss) available to SiriusPoint common shareholders	$ (402.8)	$ 44.6	$ 143.5
Net income allocated to SiriusPoint participating common shareholders	—	(3.4)	(1.1)
Net income (loss) allocated to SiriusPoint common shareholders	$ (402.8)	$ 41.2	$ 142.4
Diluted earnings (loss) per share available to SiriusPoint common shareholders	$ (2.51)	$ 0.27	$ 1.53

For the years ended December 31, 2022, 2021 and 2020, options of 4,257,266, 7,087,095 and 3,741,266, respectively, and warrants of 31,123,755, 31,123,755 and 3,494,979, respectively, were excluded from the computation of diluted earnings (loss) per share available to SiriusPoint common shareholders.

For the year ended December 31, 2021, Upside Rights of 10,000,000 were excluded from the computation of diluted earnings per share available to SiriusPoint common shareholders.

20. Related party transactions

In addition to the transactions disclosed in Notes 7 and 11 to these consolidated financial statements, the following transactions are classified as related party transactions, as the counterparties have either a direct or indirect shareholding in the Company or the Company has an investment in such counterparty.

(Re)insurance contracts

Insurance and reinsurance contracts with certain of the Company's insurance and MGA related parties resulted in gross written premiums of $336.4 million during the year ended December 31, 2022 (2021 - $214.0 million). As of December 31, 2022, the Company had total receivables from these related parties of $59.6 million and payables of $4.6 million (2021 - $35.6 million and no payables).

Investments managed by related parties

The following table provides the fair value of the Company's investments managed by related parties as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Third Point Enhanced LP	$ 100.3	$ 878.2
Third Point Venture Offshore Fund I LP	26.0	31.4
Third Point Venture Offshore Fund II LP	2.5	—
Investments in related party investment funds, at fair value	128.8	909.6
Third Point Optimized Credit Portfolio [(1)(2)]	530.7	—
Total investments managed by related parties	$ 659.5	$ 909.6

(1) The Third Point Optimized Credit Portfolio is reported in debt securities available for sale and trading in the consolidated balance sheets.
(2) Includes $59.9 million of asset-backed securities withdrawn as a redemption in-kind from the TP Enhanced Fund.

As of December 31, 2022, $350.0 million of withdrawals from the TP Enhanced Fund remain to be reinvested in, or contractually committed to, the TPOC Portfolio or other Third Point strategies, pursuant to the 2022 LPA.

Management, advisory and performance fees to related parties

The total management, advisory and performance fees to related parties for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Management and advisory fees	$ 7.3	$ 17.9	$ 14.5
Performance fees - fixed income and other investments [(1)]	—	—	14.0
Performance fees (before loss carryforward)	(1.2)	75.7	51.8
Performance fees - loss carryforward utilized	—	—	(0.5)
Total management and performance fees to related parties [(2)]	$ 6.1	$ 93.6	$ 79.8

(1) Pursuant to the terms of the 2020 LPA, the performance of certain fixed income and other investments managed by Third Point LLC were subject to 20% performance fees for the year ended December 31, 2020 only.
(2) Management, advisory and performance fees for the Related Party Investment Funds, where applicable, are presented within net realized and unrealized investment gains from related party investment funds in the consolidated statements of income (loss)

Management and advisory fees

Third Point Enhanced LP

Effective January 1, 2019, SiriusPoint and SiriusPoint Bermuda entered into the Second Amended and Restated Exempted Limited Partnership Agreement (the "2019 LPA") of TP Enhanced Fund. Pursuant to the 2019 LPA, Third Point LLC is entitled to receive monthly management fees. Management fees are charged at the TP Enhanced Fund level and are calculated based on 1.25% of the investment in TP Enhanced Fund and multiplied by an exposure multiplier computed by dividing the average daily investment exposure leverage of the TP Enhanced Fund by the average daily investment exposure leverage of the Third Point Offshore Master Fund L.P. ("Offshore Master Fund"). Third Point LLC also serves as the investment manager for the Offshore Master Fund.

The 2020 LPA, effective February 26, 2021, removed the adjustment for investment exposure leverage in the management fee calculation, as previously adjusted for under the 2019 LPA. The 2020 LPA did not amend the management fee rate of 1.25% per annum.

The 2022 LPA, effective February 23, 2022, did not amend the management fee rate of 1.25% per annum.

Third Point Venture Offshore Fund I LP

No management fees are payable by the Company under the 2021 Venture LPA.

Third Point Venture Offshore Fund II LP

Pursuant to the 2022 Venture II LPA, management fees are charged at the TP Venture Fund II level and are calculated based on 0.1875% per quarter (0.75% per annum).

Third Point Insurance Portfolio Solutions and Third Point Optimized Credit

Effective February 26, 2021, Third Point LLC, Third Point Insurance Portfolio Solutions ("TPIPS") and the Company entered into an Investment Management Agreement (the "TPIPS IMA"), pursuant to which TPIPS will serve as investment manager to the Company and provide investment advice with respect to the investable assets of the Company, other than assets that the Company may withdraw from time to time as working capital. The Amended and Restated Collateral Assets Investment Management Agreement was terminated at the effective date of the TPIPS IMA.

Pursuant to the TPIPS IMA, the Company will pay Third Point LLC a fixed management fee, payable monthly in advance, equal to 1/12 of 0.06% of the fair value of assets managed (other than assets invested in TP Enhanced Fund).

On February 23, 2022, the Company entered into the 2022 IMA with Third Point LLC and the other parties thereto, which amended and restated the TPIPS IMA.

Pursuant to the 2022 IMA, effective February 23, 2022, the Company will also pay Third Point LLC a monthly management fee equal to one twelfth of 0.50% (0.50% per annum) of the TPOC Portfolio, net of any expenses, and a fixed advisory fee of $1.5 million per annum.

Performance fees

Third Point Enhanced LP

Pursuant to the 2019 LPA, TP GP receives a performance fee allocation equal to 20% of the Company's investment income in the related party investment fund. The performance fee is included as part of "Investments in related party investment fund, at fair value" on the Company's consolidated balance sheet since the fees are charged at the TP Enhanced Fund level.

The performance fee is subject to a loss carryforward provision pursuant to which TP GP is required to maintain a loss recovery account, which represents the sum of all prior period net loss amounts and not subsequently offset by prior year net profit amounts, and that is allocated to future profit amounts until the loss recovery account has returned to a positive balance. Until such time, no performance fees are payable, provided that the loss recovery account balance shall be reduced proportionately to reflect any withdrawals from TP Enhanced Fund. The 2019 LPA preserves the loss carryforward attributable to our investment in TP Enhanced Fund when contributions to TP Enhanced Fund are made within nine months of certain types of withdrawals from TP Enhanced Fund.

Pursuant to the 2020 LPA, the performance of certain fixed income and other investments managed by Third Point LLC were included when calculating the performance fee allocation and loss recovery account amounts under the terms of the 2019 LPA for the year ended December 31, 2020 only. There are no other changes to the performance fee calculation under the 2020 LPA.

The 2022 LPA did not amend the performance fee calculation.

Third Point Venture Offshore Fund I LP

Pursuant to the 2021 Venture LPA, TP Venture GP receives a performance fee allocation equal to 20% of the Company's investment income in the related party investment fund.

Third Point Venture Offshore Fund II LP

Pursuant to the 2022 Venture II LPA, TP Venture GP II receives a performance fee allocation equal to 20% of the Company's investment income in the related party investment fund.

Third Point Optimized Credit

Pursuant to the 2022 IMA, the Company will pay Third Point LLC, from the assets of each sub-account, an annual incentive fee equal to 15% of outperformance over a specified benchmark. The performance fee is included as part of Net investment income on the Company's consolidated statements of income (loss).

21. Commitments and contingencies

Concentrations of credit risk

The Company has exposure to credit risk as it relates to its business written through brokers, if any of the Company's brokers are unable to fulfill their contractual obligations with respect to payments to the Company. In addition, in some jurisdictions, if the broker fails to make payments to the insured under the Company's policy, the Company may remain liable to the insured for the deficiency. These brokers are fairly large and well established, and there are no indications they are financially distressed. The Company's exposure to such credit risk is somewhat mitigated in certain jurisdictions by contractual terms. The following table sets forth the Company's premiums written by source that individually contributed more than 10% of total gross premiums written for the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020	
Aon Corporation and subsidiaries	$ 625.5	18.3 %	$ 536.6	24.0 %	$ 189.1	32.1 %
Guy Carpenter & Company and subsidiaries	441.9	13.0 %	414.1	18.5 %	164.6	28.0 %
Arthur J. Gallagher & Co. and subsidiaries	216.8	6.4 %	244.2	10.9 %	67.6	11.5 %
Other	2,125.5	62.3 %	1,041.6	46.6 %	167.2	28.4 %
	$ 3,409.7	100.0 %	$ 2,236.5	100.0 %	$ 588.5	100.0 %

The Company is exposed to credit risk through reinsurance contracts with companies that write credit risk insurance. The Company's portfolio of risk is predominantly U.S. mortgage insurance and mortgage credit risk transfer. The Company provides its clients in these lines of business with reinsurance protection against credit deterioration, defaults or other types of financial non-performance. Loss experience in these lines of business has been very good but is cyclical and is affected by the state of the general economic environment. The Company proactively manages the risks associated with these credit-sensitive lines of business by closely monitoring its risk aggregation and by diversifying the underlying risks where possible. The Company has bought some retrocessional coverage against a subset of these risks.

The Company has exposure to credit risk related to balances receivable under our reinsurance contracts, including funds withheld and premiums receivable, and the possibility that counterparties may default on their obligations to the Company. The risk of counterparty default is partially mitigated by the fact that any amount owed from a reinsurance counterparty would be netted against any losses or acquisition costs the Company would pay in the future. The Company monitors the collectability of these balances on a regular basis.

Lloyd's Central Fund

The Lloyd's Central Fund is available to satisfy claims if a member of Lloyd's is unable to meet its obligations to policyholders. The Company has an obligation to pay contributions to the Lloyd's Central Fund each year based on gross written premium. The Company estimates the Lloyd's Central Fund contributions to be $0.6 million (based on the December 31, 2022 GBP to USD exchange rate) which is 0.35% of gross written premium. The Council of Lloyd's have the power to levy an additional contribution on members if it considered necessary, and the maximum additional contribution is currently 5.0% of capacity.

Financing

See Note 15 for additional information related to the Company's debt obligations.

Letters of Credit

See Note 15 for additional information related to the Company's letter of credit facilities.

Liability-classified capital instruments

See Note 3 for additional information related to the contingent value consideration components of the Sirius Group acquisition.

Promissory Note & Loan Agreement

On September 16, 2020, the Company entered into an Unsecured Promissory Note agreement with Arcadian, pursuant to which the Company has committed to loan up to $18.0 million. Interest shall accrue and be computed on the aggregate principal amount drawn and outstanding at a rate of 8.0% per annum. No amounts were drawn as of December 31, 2022.

On July 2, 2021, the Company entered into a loan and security agreement with Joyn, pursuant to which the Company has lent Joyn $11.5 million. In the year ended December 31, 2022, $1.4 million of unsecured promissory notes were also issued by Joyn to the Company, of which $0.3 million was subsequently repaid. As a part of Joyn's recapitalization in December 2022, all outstanding promissory notes and the loan were converted into equity.

On March 7, 2022, the Company entered into an Unsecured Convertible Promissory Note agreement with Player's Health, pursuant to which the Company has lent $8.0 million. Interest shall accrue and be computed on the aggregate principal amount drawn and outstanding at a rate of 6.0% per annum.

Restructuring Plan

On November 2, 2022, the Company announced a restructuring of our underwriting platform to support the future shape of our business. In line with our strategy to strengthen underwriting results and align our operating platform to our business portfolio, we have made changes to the structure and composition of our international branch network (the "Restructuring Plan"). In the fourth quarter of 2022, the Company incurred approximately $30.0 million of costs to implement the Restructuring Plan, which primarily related to severance expense. These costs were included as part of net corporate and other expenses on the Company's consolidated statements of income (loss).

Litigation

From time to time in the normal course of business, the Company may be involved in formal and informal dispute resolution procedures, which may include arbitration or litigation, the outcomes of which determine the rights and obligations under the Company's reinsurance and insurance contracts and other contractual agreements. In some disputes, the Company may seek to enforce its rights under an agreement or to collect funds owed to it. In other matters, the Company may resist attempts by others to collect funds or enforce alleged rights. The Company may also be involved, from time to time in the normal course of business, in formal and informal dispute resolution procedures that do not arise from, or are not directly related to, claims activity. The Company believes that no individual litigation or arbitration to which it is presently a party is likely to have a material adverse effect on its results of operations, financial condition, business or operations.

Leases

The Company operates in Bermuda, the United States and Europe, and leases office space under various non-cancelable operating lease agreements.

During the year ended December 31, 2022, the Company recognized operating lease expense of $12.8 million (2021 - $10.5 million and 2020 - $0.9 million), including property taxes and routine maintenance expense as well as rental expenses related to short term leases. As of December 31, 2022 the Company had $25.9 million (December 31, 2021 - $27.4 million) of operating lease right-of-use assets included in other assets. As of December 31, 2022 the Company had $30.3 million (December 31, 2021 - $32.5 million) of operating lease liabilities included in accounts payable, accrued expenses and other liabilities.

The following table presents the lease balances within the consolidated balance sheets as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
Operating lease right-of-use assets	$	25.9	$	27.4
Operating lease liabilities	$	30.3	$	32.5
Weighted average lease term (years)		5.5		5.0
Weighted average discount rate		3.1 %		2.4 %

Future minimum rental commitments as of December 31, 2022 under these leases are expected to be as follows:

	Future Payments
2023	$ 9.2
2024	5.9
2025	4.6
2026	3.7
2027 and thereafter	9.7
Total future annual minimum rental payments	33.1
Less: present value discount	(2.8)
Total lease liability as of December 31, 2022	$ 30.3

22.   Statutory requirements

The Company's insurance and reinsurance operations are subject to regulation and supervision in each of the jurisdictions where they are domiciled and licensed to conduct business. These regulations include certain restrictions on the amount of dividends or other distributions available to shareholders without prior approval of the insurance regulatory authorities. Statutory accounting differs from GAAP by jurisdiction in the reporting of certain reinsurance contracts, investments, subsidiaries, acquisition expenses, fixed assets, deferred income taxes, and certain other items.

Bermuda

The Insurance Act 1978 of Bermuda and related regulations, as amended ("Insurance Act"), regulates the insurance business of Bermuda-domiciled insurers and reinsurers. The Insurance Act imposes solvency and liquidity standards on Bermuda insurance companies, as well as auditing and reporting requirements. Under the Insurance Act, insurers and reinsurers are required to maintain minimum statutory capital and surplus at a level equal to the greater of a minimum solvency margin ("MSM") and the Enhanced Capital Requirement ("ECR") which is established by reference to either a Bermuda Solvency Capital Requirement ("BSCR") model or an approved internal capital model. The BSCR model is a standardized statutory risk-based capital model that provides a method for determining an insurer's minimum required capital taking into account the risk characteristics of different aspects of the company's business. The Economic Balance Sheet ("EBS") is an input to the BSCR which determines the Company's ECR. The EBS regime prescribes the use of financial statements prepared in accordance with GAAP as the basis on which statutory financial statements are prepared, and those statutory financial statements form the starting basis for the EBS. The model also requires insurers to estimate insurance technical provisions, which consist of the insurer's insurance related balances valued based on best-estimate cash flows, adjusted to reflect the time value of money, with the addition of a risk margin to reflect the uncertainty in the underlying cash flows. The BMA has established a target capital level which is set at 120% of the ECR. While the Company is not required to maintain statutory economic capital and surplus at this level, it serves as an early warning signal for the BMA, and failure to meet the target capital level may result in additional reporting requirements or increased regulatory oversight.

The BMA acts as the group supervisor for the Company. The Company is currently completing its group BSCR for the year ended December 31, 2022, which must be filed with the BMA on or before May 31, 2023, and at this time, the Company believes it will exceed the target level of required statutory economic capital and surplus. During 2022 and 2021, the Company did not pay any dividends to its common shareholders.

The Company has two Bermuda based insurance subsidiaries: SiriusPoint Bermuda, a Class 4 insurer, and Alstead Re, a Class 3A insurer. Each of these Bermuda insurance subsidiaries are registered under the Insurance Act and are subject to regulation and supervision of the BMA. The Company is currently completing its BSCRs for SiriusPoint Bermuda and Alstead Re for the year ended December 31, 2022, which must be filed with the BMA on or before April 30, 2023, and at this time, the Company believes it will exceed the target level of required statutory economic capital and surplus. Each of the Company's Bermuda based insurance subsidiaries met their target level of required statutory economic capital and surplus for the year ended December 31, 2021. The following is a summary of available and required statutory economic capital and surplus of the Bermuda based insurance subsidiaries as of December 31, 2021:

	December 31, 2021
Available statutory economic capital and surplus	
SiriusPoint Ltd.	$ 3,119.1
SiriusPoint Bermuda	3,333.5
Alstead Re	4.6
Required statutory economic capital and surplus	
SiriusPoint Ltd.	1,558.3
SiriusPoint Bermuda	1,531.6
Alstead Re	$ 1.6

The following is a summary of the statutory net income (loss) for the Bermuda based insurance subsidiaries for the years ended December 31, 2022 and 2021:

	2022	2021
SiriusPoint Bermuda	$ (360.1)	$ 90.6
Alstead Re	$ 0.9	$ (0.4)

The Bermuda based insurance subsidiaries are also required to maintain a minimum liquidity ratio whereby the value of their relevant assets are not less than 75% of the amount of their relevant liabilities for general business. As of December 31, 2022, all liquidity ratio requirements were met.

SiriusPoint Bermuda's ability to pay dividends is limited under Bermuda law and regulations. SiriusPoint Bermuda may declare dividends subject to it continuing to meet its solvency and capital requirements, which includes continuing to hold statutory capital and surplus equal to or exceeding its ECR. In addition, SiriusPoint Bermuda is prohibited from declaring or paying in any fiscal year dividends of more than 25% of its prior year's statutory capital and surplus unless SiriusPoint Bermuda files with the BMA a signed affidavit by at least two members of the Board of Directors attesting that a dividend would not cause SiriusPoint Bermuda to fail to meet its capital requirements. As of December 31, 2022, SiriusPoint Bermuda could pay dividends of approximately $713.5 million (2021 - $844.4 million) without providing an affidavit to the BMA. SiriusPoint Bermuda indirectly owns SiriusPoint International, SiriusPoint America, and SiriusPoint's other insurance and reinsurance operating companies, each of which are limited in their ability to pay dividends by the insurance laws of their relevant jurisdictions.

Europe

The financial services industry in the United Kingdom is dual-regulated by the Financial Conduct Authority and the Prudential Regulation Authority (collectively, the "U.K. Regulators"). The U.K. Regulators regulate insurers, insurance intermediaries and Lloyd's. The U.K. Regulators and Lloyd's have common objectives in ensuring that the Lloyd's market is appropriately regulated. Lloyd's is required to implement certain rules prescribed by the U.K. Regulators by the powers it has under the Lloyd's Act of 1982 relating to the operation of the Lloyd's market. In addition, each year the U.K. Regulators require Lloyd's to satisfy an annual solvency test that measures whether Lloyd's has sufficient assets in the aggregate to meet all the outstanding liabilities of its members.

Lloyd's permits its corporate and individual members ("Members") to underwrite insurance risks through Lloyd's syndicates. Members of Lloyd's may participate in a syndicate for one or more underwriting years by providing capital to support the syndicate's underwriting. All syndicates are managed by Lloyd's approved managing agents. Managing agents receive fees and profit commissions in respect of the underwriting and administrative services they provide to the syndicates. Lloyd's prescribes, in respect of its managing agents and Members, certain minimum standards relating to their management and control, solvency and various other requirements.

The Company participates in the Lloyd's market through the 100% ownership of SiriusPoint Corporate Member Ltd., a Lloyd's corporate member, which in turn provides underwriting stamp capacity to Syndicate 1945. The Company has its own Lloyd's managing agent, SiriusPoint International Managing Agency, which manages Syndicate 1945. Lloyd's approved net capacity for 2022 was £89.0 million, or approximately $107.5 million (based on the December 31, 2022 GBP to USD exchange rate). Stamp capacity is a measure of the amount of net premium (premiums written less acquisition costs) that a syndicate is authorized by Lloyd's to write.

SiriusPoint International is subject to regulation and supervision by the Swedish Financial Supervisory Authority ("SFSA"). Under Solvency II, the SFSA also acts as the European Economic Area group supervisor, with Sirius Group International S.a.r.l. ("SGI") serving as the highest European entity subject to the SFSA's group supervision. Solvency II regulation in Europe gives the SFSA the option to waive European-level group supervision if certain legal requirements are met. As of December 31, 2022, the SFSA has not exercised this option.

For the year ended December 31, 2022, SiriusPoint International's statutory net income (loss) was $(69.6) million (2021 - $289.5 million). The Company is currently completing its statutory returns for SiriusPoint International and SGI for the year ended December 31, 2022, which must be filed with the SFSA on or before April 8, 2023 and May 20, 2023, respectively, and at this time, the Company believes it will exceed the target level of required capital and surplus.

SiriusPoint International has the ability to pay dividends to its immediate parent subject to the availability of unrestricted equity, calculated in accordance with the Swedish Act on Annual Accounts in Insurance Companies and the SFSA. Unrestricted equity is calculated on a consolidated group account basis and on a parent account basis. Differences between the two include but are not limited to accounting for goodwill, subsidiaries (with parent accounts stated at original foreign exchange rates), taxes and pensions. SiriusPoint International's ability to pay dividends is limited to the "lower of" unrestricted equity as calculated within the group and parent accounts. As of December 31, 2022, SiriusPoint International had $437.4 million (based on the December 31, 2022 SEK to USD exchange rate) of unrestricted equity on a stand alone basis (the lower of the two approaches) available to pay dividends in 2022 (2021 - $560.3 million). The amount of dividends available to be paid by SiriusPoint International in any given year is also subject to cash flow and earnings generated by SiriusPoint International's business, the maintenance of adequate solvency capital ratios for SiriusPoint International and the consolidated SGI group, as well as to dividends received from its subsidiaries. Earnings generated by SiriusPoint International's business that are allocated to the Safety Reserve are not available to pay dividends (see "Safety Reserve" below). During 2022, SiriusPoint International did not declare a dividend and paid SEK 25.1 million (or $2.3 million on date of payment) of dividends declared prior to 2022.

U.S.

SiriusPoint America, SiriusPoint Specialty Insurance Corporation ("SiriusPoint Specialty") and Oakwood Insurance Company ("Oakwood") are subject to regulation and supervision by the National Association of Insurance Commissioners ("NAIC") and the department of insurance in the state of domicile. The NAIC uses risk-based capital ("RBC") standards for U.S. property and casualty insurers as a means of monitoring certain aspects affecting the overall financial condition of insurance companies. As of December 31, 2022, the NAIC risk-based capital authorized control level for SiriusPoint America, SiriusPoint Specialty, and Oakwood was $152.2 million, $9.2 million and $0.3 million, respectively, and the subsidiaries' available capital exceeded their respective RBC requirements.

The following is a summary of estimated actual and required statutory capital and surplus of the U.S. based insurance and reinsurance subsidiaries as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Actual statutory capital and surplus		
SiriusPoint America	$ 508.8	$ 581.5
SiriusPoint Specialty	57.0	55.2
Oakwood	39.4	39.7
Required statutory capital and surplus[1]		
SiriusPoint America	152.2	112.4
SiriusPoint Specialty	46.0	47.0
Oakwood	$ 7.5	$ 7.5

(1) Equals the authorized control level of the NAIC risk-based capital.

The following is a summary of the statutory net income (loss) for the U.S. based insurance and reinsurance subsidiaries for the years ended December 31, 2022 and 2021:

	2022	2021
SiriusPoint America	$ (56.2)	$ 28.9
SiriusPoint Specialty	(8.1)	(7.1)
Oakwood	$ (0.2)	$ (0.4)

The principal differences between the statutory amounts and the amounts reported in accordance with GAAP include deferred acquisition costs, deferred taxes, gains recognized under retroactive reinsurance contracts and market value adjustments for debt securities.

Under the normal course of business, SiriusPoint America has the ability to pay dividends to its immediate parent during any twelve-month period without the prior approval of regulatory authorities in an amount set by a formula based on the lesser of net investment income, as defined by statute, or 10% of statutory surplus, in both cases as most recently reported to regulatory authorities, subject to the availability of earned surplus and subject to dividends paid in prior periods. Based on this formula, SiriusPoint America has dividend capacity as of December 31, 2022, without prior regulatory approval. As of December 31, 2022, SiriusPoint America had approximately $508.8 million (2021 - $581.5 million) of statutory surplus and $9.9 million (2021 - $69.0 million) of earned surplus, and could pay approximately $9.9 million (2021 - $11.0 million) to its parent company. During 2022, SiriusPoint America did not pay a dividend to its immediate parent.

Safety Reserve

Subject to certain limitations under Swedish law, SiriusPoint International is permitted to transfer pre-tax income amounts into a reserve referred to as a "Safety Reserve." Under local statutory requirements, an amount equal to the deferred tax liability on SiriusPoint International's Safety Reserve is included in Solvency Capital. Access to the Safety Reserve is generally restricted to cover insurance and reinsurance losses and to cover a breach of the Solvency Capital Requirement. Similar to the approach taken by Swedish regulatory authorities, most major rating agencies generally take into account the Safety Reserve in SiriusPoint International's regulatory capital when assessing SiriusPoint International and SiriusPoint's financial strength.

As of December 31, 2022, SiriusPoint International's Safety Reserve was SEK 6.0 billion, or $0.6 billion (based on the December 31, 2022 SEK to USD exchange rate). Under Swedish GAAP, an amount equal to the Safety Reserve, net of a related deferred tax liability established at the Swedish tax rate, is classified as common shareholders' equity. Generally, this deferred tax liability ($118.9 million based on the December 31, 2022 SEK to USD exchange rate) is required to be paid by SiriusPoint International if it fails to maintain prescribed levels of premium writings and loss reserves in future years. As a result of the indefinite deferral of these taxes, the related deferred tax liability is not taken into account by Swedish regulatory authorities for purposes of calculating Solvency Capital under Swedish insurance regulations.

SIRIUSPOINT LTD.
Schedule I - Summary of Investments - Other than Investments in Related Parties
As of December 31, 2022
(expressed in millions of U.S. dollars)

	Cost or amortized cost		Fair value		Balance sheet value	
Assets						
Asset-backed securities	$	234.1	$	230.7	$	230.7
Residential mortgage-backed securities		354.3		340.7		340.7
Commercial mortgage-backed securities		62.1		61.2		61.2
Bank debt		—		—		—
Corporate debt securities		428.5		415.7		415.7
U.S. government and government agency		1,561.9		1,550.6		1,550.6
Non-U.S. government and government agency		37.2		36.6		36.6
Total debt securities, available for sale		2,678.1		2,635.5		2,635.5
Asset-backed securities		575.5		553.7		553.7
Residential mortgage-backed securities		155.9		133.6		133.6
Commercial mortgage-backed securities		130.5		113.4		113.4
Corporate debt securities		391.4		363.5		363.5
U.S. government and government agency		278.6		270.4		270.4
Non-U.S. government and government agency		95.8		88.2		88.2
Preferred stocks		2.4		3.2		3.2
Total debt securities, trading		1,630.1		1,526.0		1,526.0
Total short-term investments		984.5		984.6		984.6
Total equity securities		1.8		1.6		1.6
Total other long-term investments		159.0		176.0		176.0
Total investments in securities	$	5,453.5	$	5,323.7	$	5,323.7

SIRIUSPOINT LTD.
Schedule II - Condensed Financial Information of Registrant [1]
Balance Sheets
As of December 31, 2022 and 2021
(expressed in millions of U.S. dollars)

	December 31, 2022	December 31, 2021
Assets		
Total investments	$ 19.4	$ 13.0
Cash and cash equivalents	5.6	7.9
Investment in subsidiaries	2,875.9	3,405.6
Amounts due from affiliates	14.7	—
Other assets	12.8	12.7
Total assets	$ 2,928.4	$ 3,439.2
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 15.3	$ 17.4
Amounts due to affiliates	—	13.6
Liability-classified capital instruments	60.4	87.8
Debt	778.0	816.7
Total liabilities	853.7	935.5
Shareholders' equity		
Series B preference shares	200.0	200.0
Common shares	16.2	16.2
Additional paid-in capital	1,641.3	1,622.7
Retained earnings	262.2	665.0
Accumulated other comprehensive loss	(45.0)	(0.2)
Total shareholders' equity	2,074.7	2,503.7
Total liabilities and shareholders' equity	$ 2,928.4	$ 3,439.2

(1) The condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

SIRIUSPOINT LTD.

Schedule II - Condensed Financial Information of Registrant (1)

Statements of Income

For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Revenues			
Total realized and unrealized investment gains and net investment income	$ 6.4	$ 1.3	$ —
Other revenues	30.6	100.2	—
Equity in earnings (losses) of subsidiaries	(360.2)	90.1	169.9
Total revenues	(323.2)	191.6	169.9
Expenses			
Net corporate and other expenses	64.9	109.5	26.4
Interest expense	38.6	34.0	—
Foreign exchange gains	(38.1)	(18.2)	—
Total expenses	65.4	125.3	26.4
Income (loss) before income tax (expense) benefit	(388.6)	66.3	143.5
Income tax (expense) benefit	1.8	(8.2)	—
Net income (loss) available to SiriusPoint	(386.8)	58.1	143.5
Dividends on Series B preference shares	(16.0)	(13.5)	—
Net income (loss) available to SiriusPoint common shareholders	$ (402.8)	$ 44.6	$ 143.5

(1) The condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

SIRIUSPOINT LTD.
Schedule II - Condensed Financial Information of Registrant [1]
Statements of Income
For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Comprehensive income (loss)			
Net income (loss) available to SiriusPoint	$ (386.8)	$ 58.1	$ 143.5
Other comprehensive loss			
Change in foreign currency translation, net of tax	(5.0)	(0.2)	—
Unrealized gains (losses) from debt securities held as available for sale investments	(42.5)	—	—
Reclassifications from accumulated other comprehensive income	2.7	—	—
Total other comprehensive loss	(44.8)	(0.2)	—
Comprehensive income (loss) available to SiriusPoint	$ (431.6)	$ 57.9	$ 143.5

(1) The condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

SIRIUSPOINT LTD.
Schedule II - Condensed Financial Information of Registrant (1)
Statements of Cash Flow
For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Operating activities			
Net income (loss) available to SiriusPoint	$ (386.8)	$ 58.1	$ 143.5
Adjustments to reconcile net income available to SiriusPoint to net cash provided by operating activities:			
Equity in (earnings) losses of subsidiaries	360.2	(90.1)	(169.9)
Dividend received by parent	125.0	74.0	135.2
Share compensation expense	30.6	11.7	0.7
Net realized and unrealized gain on investments and derivatives	(6.4)	(1.3)	—
Amortization of premium and accretion of discount, net	(0.5)	(0.7)	—
Other revenues	(27.4)	(100.1)	—
Other items, net	(38.0)	(25.4)	—
Changes in assets and liabilities:			
Other assets	(0.1)	0.8	(4.2)
Accounts payable, accrued expenses and other liabilities	(2.5)	15.8	(2.4)
Amounts due from (to) affiliates	(28.3)	86.1	(102.3)
Net cash provided by operating activities	25.8	28.9	0.6
Investing activities			
Purchases of investments	—	(11.8)	—
Proceeds from sales and maturities of investments	—	4.1	—
Acquisition of Sirius Group	—	(51.6)	—
Net cash used in investing activities	—	(59.3)	—
Financing activities			
Proceeds from issuance of SiriusPoint common shares, net of costs	—	50.8	—
Taxes paid on withholding shares	(7.1)	(0.5)	(0.4)
Purchases of SiriusPoint common shares under share repurchase program	(5.0)	—	—
Cash dividends paid to preference shareholders	(16.0)	(12.2)	—
Net cash provided by (used in) financing activities	(28.1)	38.1	(0.4)
Net increase (decrease) in cash, cash equivalents and restricted cash	(2.3)	7.7	0.2
Cash, cash equivalents and restricted cash at beginning of year	7.9	0.2	—
Cash, cash equivalents and restricted cash at end of year	$ 5.6	$ 7.9	$ 0.2

(1) The condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto.

SIRIUSPOINT LTD.
Schedule III - Supplementary Insurance Information
As of and for the years ended December 31, 2022, 2021 and 2020
(expressed in millions of U.S. dollars)

As of and for the year ended December 31, 2022

	Deferred acquisition costs and value of business acquired, net	Loss and loss adjustment expense reserves	Unearned premium	Net premiums earned	Total realized and unrealized investment gains (losses) and net investment income	Loss and loss adjustment expenses incurred, net	Acquisition costs, net	Other underwriting expenses	Net premiums written
Reinsurance	$ 175.7	$ 3,512.2	$ 843.9	$ 1,213.1	$ (3.9)	$ 855.9	$ 310.3	$ 113.8	$ 1,199.6
Insurance & Services	119.1	1,068.5	676.8	1,086.8	(2.2)	718.7	273.2	62.8	1,346.0
Corporate & Eliminations[1]	0.1	688.0	0.4	18.2	(316.6)	13.8	(121.6)	7.9	3.6
	$ 294.9	$ 5,268.7	$ 1,521.1	$ 2,318.1	$ (322.7)	$ 1,588.4	$ 461.9	$ 184.5	$ 2,549.2

As of and for the year ended December 31, 2021

	Deferred acquisition costs and value of business acquired, net	Loss and loss adjustment expense reserves	Unearned premium	Net premiums earned	Total realized and unrealized investment gains (losses) and net investment income	Loss and loss adjustment expenses incurred, net	Acquisition costs, net	Other underwriting expenses	Net premiums written
Reinsurance	$ 147.5	$ 3,435.7	$ 687.5	$ 1,210.9	$ 0.3	$ 999.6	$ 302.7	$ 105.5	$ 1,124.9
Insurance & Services	71.2	511.1	498.4	522.8	(4.8)	320.6	149.7	29.2	652.8
Corporate & Eliminations[1]	0.1	894.6	12.5	(16.7)	317.0	6.3	(64.6)	24.1	(43.5)
	$ 218.8	$ 4,841.4	$ 1,198.4	$ 1,717.0	$ 312.5	$ 1,326.5	$ 387.8	$ 158.8	$ 1,734.2

As of and for the year ended December 31, 2020

	Deferred acquisition costs and value of business acquired, net	Loss and loss adjustment expense reserves	Unearned premium	Net premiums earned	Total realized and unrealized investment gains and net investment income	Loss and loss adjustment expenses incurred, net	Acquisition costs, net	Other underwriting expenses	Net premiums written
Reinsurance	$ 69.5	$ 1,084.1	$ 261.9	$ 575.6	$ —	$ 459.5	$ 160.4	$ 24.0	$ 497.3
Insurance & Services	(0.9)	6.3	19.5	7.1	—	5.9	1.4	0.2	16.0
Corporate & Eliminations[1]	—	219.7	3.4	28.1	278.9	(0.1)	25.3	5.9	28.9
	$ 68.6	$ 1,310.1	$ 284.8	$ 610.8	$ 278.9	$ 465.3	$ 187.1	$ 30.1	$ 542.2

(1)   Corporate & Eliminations includes the results of all runoff business and non-underwriting income and expenses.

SIRIUSPOINT LTD.
Schedule IV - Reinsurance
For the years ended December 31, 2022, 2021 and 2020
(expressed in millions of U.S. dollars)

	Direct premiums written		Ceded to other companies		Assumed from other companies		Net amount		Percentage of amount assumed to net
Year ended December 31, 2022	$	1,403.9	$	860.5	$	2,005.8	$	2,549.2	78.7 %
Year ended December 31, 2021	$	718.0	$	502.3	$	1,518.5	$	1,734.2	87.6 %
Year ended December 31, 2020	$	19.0	$	46.3	$	569.5	$	542.2	105.0 %

SIRIUSPOINT LTD.
Schedule VI - Supplementary Information for Property-Casualty Insurance Operations
As of and for the years ended December 31, 2022, 2021 and 2020
(expressed in millions of U.S. dollars)

	Deferred acquisition costs and value of business acquired, net		Loss and loss adjustment expense reserves		Unearned premium reserves		Net premiums earned		Total realized and unrealized investment gains (losses) and net investment income		Loss and loss expenses incurred related to current year		Loss and loss expenses incurred related to prior year		Acquisition costs, net		Net paid losses and loss expenses		Net premiums written
2022	$	294.9	$	5,268.7	$	1,521.1	$	2,318.1	$	(322.7)	$	1,609.7	$	(21.3)	$	461.9	$	1,255.3	$	2,549.2
2021		218.8		4,841.4		1,198.4		1,717.0		312.5		1,369.1		(42.6)		387.8		1,450.1		1,734.2
2020	$	68.6	$	1,310.1	$	284.8	$	610.8	$	278.9	$	431.5	$	33.8	$	187.1	$	283.1	$	542.2



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Point Building, 3 Waterloo Lane, Pembroke HM 08, Bermuda
+1 441 542 3300
siriuspt.com